THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Ave. of the Americas, 6 Floor, NY, NY 10011

DEPOSITARY RECEIPTS


02002984

January 22, 2002

02 FEB -7 AM 8:54

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Southern Telecommunications Company (former Kubanelectrosvyaz) (file # 82-4721)

Dear Sir or Madam:

In connection with **Southern Telecommunications Company**'s exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find an Application of Amendments and Supplements to the Charter, List of Affiliated Persons as of January 1, 2000 and January 1, 2001, Information on the Essential Facts affecting the Company's Economic and Financial Activity, Extract from the Minutes of the General Shareholders' Meeting of the Company, Summarized Information about the Annual General Shareholders' Meeting held on May 30, 2001, Quarterly Report for the I Quarter of 2001, Quarterly Report for the II Quarter of 2001.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-8346, which was declared effective by The SEC on May 2, 1998.

Sincerely,

Tatyana Vesselovskaya
Account Administrator
Tel. (646) 885-3308

To the Registration Chamber of the
Krasnodar City Administration

APPLICATION

I ask for registration of amendments and supplements in the constitutive documents (Charter) of the public joint-stock company "Kubanelectrosvyaz", registered by the Act of Vice-president of the Krasnodar Administration №186-II of May,20, 1994 taking into consideration amendments and supplements № 3856 of December,18,1996, №3058 of June,27,1996, № 6186 of December 24,1997, №6258 of December,29,1997, №4712 of June 19,1997, №7384 of July, 7 1998, №11215 of June,30,1999, №13971 of July,4, 2000 registered by the Krasnodar Registration Chamber located: 350 000 Krasnodar, Karasunskaya Str.,66, INN 2308025192, according to the attached extract from the minutes of the General shareholders' meeting held on May,30,2001.

General director: V.L. Gorbachev

PUBLIC JOINT-STOCK COMPANY "KUBANELECTROSVYAZ"
66,Karasunskaya St., Krasnodar,350000 phone:(8612)53-20-56
List of affiliated persons as at January,1 2000

02 FEB -7 AM 8:05

Full identifying name, location and mailing address of a juridical person or surname, name of a natural person	Date when the reason of being an affiliated person occurred.	Reason of being a Company's affiliated person	Number of the Company's shares belonging to affiliated persons	
			Number of common shares (%)	Number of preferred shares (%)
Belov Vadim Evguenyevich Moscow	02.06.99	Chairman of the Company's Board of Directors	Not a shareholder	
Gorbachev Vladimir Lukich Krasnodar	02.06.99 22.05.00 22.05.96	Vice-chairman of the Board of Directors General director Chairman of the Administrative Board	0,42	0,15
Apalko Alexander Valentinovich Sochi	02.06.99	Member of the Company Board of Directors	0,077	0,026
Ashurkov Vladimir Lvovich Krasnodar	02.06.99	Member of the Company Board of Directors	Not a shareholder	
Ignatenko Ivan Fyodorovich Krasnodar	02.06.99	Member of the Company Board of Directors	0,11	0,047
Laskavy Leonid Leontyevich Krasnodar	02.06.99 22.05.96	Member of the Company Board of Directors, Member of the Administrative Board	0,26	0,076
Sadokhina Anna Mikhailovna Krasnodar	02.06.99 22.05.96	Member of the Company Board of Directors Member of the Administrative Board	0,24	0,082
Ukhina Irina Petrovna Moscow	02.06.99	Member of the Company Board of Directors	Not a shareholder	
Khvorostina Nikolai Ivanovich Krasnodar	02.06.99	Member of the Company Board of Directors	Not a shareholder	

Kruzhkov Victor Alexandrovich Krasnodar	22.05.96	Member of the Company Administrative Board	0,37	0,07
Shipulin Alexandr Petrovich Krasnodar	22.05.96	Member of the Company Administrative Board	0,17	0,068
Goncharov Alexander Ivanovich Krasnodar	29.05.97	Member of the Company Administrative Board	0,009	0,008
Istomina Lyudmila Vasilyevna Krasnodar	22.05.96	Member of the Company Administrative Board	0,18	0,045
Ignatenko Nina Igorevna Krasnodar	22.05.96	Member of the Company Administrative Board	0,001	-
Open Joint-Stock Company "Svyazinvest" Location and mailing address: 55/2 Plyuschikha St., Moscow, 119121	10.10.95	The Company's shareholder entitled to control more than 20% of voting shares	50,67	-
DZAO "Armavirski zavod svyazi" Location and mailing address 1a, Urupskaya St., Armavir, Krasnodar Territiry,352 902	11.03.99	The Company controls more than 20% of voting shares forming charter capital of this juridical person	Not a shareholder	
ZAO "Kuban-GSM" Location and mailing address:61, Guimnazicheskaya St., Krasnodar, 350000	15.05.97	The Company controls more than 20% of voting shares forming charter capital of this juridical person .	Not a shareholder	
"AvtocenterYug" ZAO Location and mailing address: 48. Myskhakskoe shosse St., Novorossiysk, 353900	23.04.99	The Company controls more than 20% of voting shares forming charter capital of this juridical person	Not a shareholder	
"TeleRoss-Kubanelectrosvyaz" ZAO Location and mailing address: 68, Karasunskaya St., Krasnodar, 350000	25.01.95	The Company controls more than 20% of voting shares forming charter capital of this juridical person	Not a shareholder	

PUBLIC JOINT-STOCK COMPANY "KUBANELECTROSVYAZ"
66,Karasunskaya St., Krasnodar,350000 phone:(8612)53-20-56
List of affiliated persons as at January,1 2001

Full identifying name, location and mailing address of a juridical person or surname, name of a natural person	Date when the reason of being an affiliated person occurred.	Reason of being a Company's affiliated person	Number of the Company's shares belonging to affiliated persons	
			Number of common shares (%)	Number of preferred shares (%)
Belov Vadim Evgueneyevich Moscow	31.05..00	Chairman of the Company's Board of Directors	Not a shareholder	
Gorbachev Vladimir Lukich Krasnodar	31.05.00 22.05.00 22.05.96	Vice-chairman of the Board of Directors General director Chairman of the Administrative Board	0,25	0,15
Apalko Alexander Valentinovich Sochi	31.05.00	Member of the Company Board of Directors	0,06	0,026
Hern David Alexander Krasnodar	31.05.00	Member of the Company Board of Directors	Not a shareholder	
Ignatenko Ivan Fyodorovich Krasnodar	31.05.00	Member of the Company Board of Directors	0,10	0,047
Laskavy Leonid Leontyevich Krasnodar	31.05.00 22.05.96	Member of the Company Board of Directors, Member of the Administrative Board	0,18	0,076
Sadokhina Anna Mikhailovna Krasnodar	31.05.00 22.05.96	Member of the Company Board of Directors Member of the Administrative Board	0,11	0,082
Ukhina Irina Petrovna Moscow	31.05.00	Member of the Company Board of Directors	Not a shareholder	
Khvorostina Nikolai Ivanovich Krasnodar	31.05.00	Member of the Company Board of Directors	Not a shareholder	

Kruzhkov Victor Alexandrovich Krasnodar	22.05.96	Member of the Company Administrative Board	0,27	0,07
Shipulin Alexandr Petrovich Krasnodar	22.05.96	Member of the Company Administrative Board	0,10	0,068
Goncharov Alexander Ivanovich Krasnodar	29.05.97	Member of the Company Administrative Board	0,001	0,008
Istomina Lyudmila Vasilyevna Krasnodar	22.05.96	Member of the Company Administrative Board	0,09	0,045
Ignatenko Nina Igorevna Krasnodar	22.05.96	Member of the Company Administrative Board	0,001	-
Open Joint-Stock Company "Svyazinvest" Location and mailing address: 55/2 Plyuschikha St., Moscow, 119121	10.10.95	The Company's shareholder entitled to control more than 20% of voting shares	50,67	-
DZAO "Armavirski zavod svyazi" Location and mailing address 1a, Urupskaya St., Armavir, Krasnodar Territiry,352 902	11.03.99	The Company controls more than 20% of voting shares forming charter capital of this juridical person	Not a shareholder	
ZAO "Kuban-GSM" Location and mailing address:61, Guimnazicheskaya St., Krasnodar, 350000	15.05.97	The Company controls more than 20% of voting shares forming charter capital of this juridical person .	Not a shareholder	
"AvtocenterYug" ZAO Location and mailing address: 48. Myskhakskoe shosse St., Novorossiysk, 353900	23.04.99	The Company controls more than 20% of voting shares forming charter capital of this juridical person	Not a shareholder	
"TeleRoss-Kubanelectrosvyaz" ZAO Location and mailing address: 68, Karasunskaya St., Krasnodar, 350000	25.01.95	The Company controls more than 20% of voting shares forming charter capital of this juridical person	Not a shareholder	

PUBLIC JOINT STOCK COMPANY "KUBANELECTROSVYAZ"
66,Karasunskaya St.,Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 30.05.2001
Code of the fact (event, action): 0100062A30052001
"Kubanelectrosvyaz" PJSC informs that Annual General shareholders' meeting was held on May,30, 2001 and that the following resolutions on the election of the Company management bodies were adopted:

1. To elect "Kubanelectrosvyaz" PJSC Board of Directors consisting of:
   - Belov Vadim Evguenyevich (not a shareholder)
   - Gorbachev Vladimir Lukich (a 0,23% share of the Company charter capital)
   - Apalko Alexander Valentinovich (a 0.05% share of the charter capital)
   - David Hern (not a shareholder)
   - Evdokimenko Vitali Mikhailovich (not a shareholder)
   - Osipchuk Anton Igorevich (not a shareholder)
   - Romski Georgi Alexeevich (not a shareholder)
   - Sadokhina Anna Mikhailovna (a 0.1% share of the charter capital)
   - Ukhina Irina Petrovna (not a shareholder)
2. To elect Gorbachev Vladimir Lukich the Company's General director.

First Deputy General director: A.M.Sadokhina

PUBLIC JOINT STOCK COMPANY "KUBANELECTROSVYAZ"
66,Karasunskaya St.,Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 30.05.2001
Code of the fact (event, action): 1100062A30052001
"Kubanelectrosvyaz" PJSC informs that Annual General shareholders' meeting was held on May,30, 2001 and that the resolution on the dividend payments for the year 2000 was adopted:

1. To pay common share dividends at the rate of 2.94 rubles per one share. Total number of common shares constitutes 10 553 425.
   To pay dividends in cash during the financial year of 2001.
2. To pay preferred share dividends at the rate of 11.06 rubles per one share. Total number of common shares constitutes 3 517 825.
   To pay dividends in cash 60 days at the latest after May,30, 2001.

First Deputy General director: A.M.Sadokhina

PUBLIC JOINT STOCK COMPANY "KUBANELECTROSVYAZ"
66,Karasunskaya St.,Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 12.04.2001
Code of the fact (event, action): 1500062A12042001

About the finish date of register of the shareholders for participating in the Annual General shareholders' meeting. Pursuant to a resolution approved by the Board of Directors dated April,12,2001 (Protocol № 19), register of the shareholders is made out as at April,14, 2001.

First Deputy General director: A.M.Sadokhina

PUBLIC JOINT STOCK COMPANY "KUBANELECTROSVYAZ"
66,Karasunskaya St.,Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 12.04.2001
Code of the fact (event, action): 1300062A12042001

"Kubanelectrosvyaz" PJSC informs that at the meeting dated April,12,2001 the Board of Directors approved the following resolutions:

- To hold Annual General shareholders' meeting on May,30,2001.
- To approve the following venue of the meeting and its participants' registration: p/o "Orbita", Olginka, Tuapse District.
  Time of the meeting beginning: 11:00 a.m.
  Time of the beginning of the participants' registration: 9:00 a.m.
  Finish time of the participants' registration: 11:00 a.m.
- To approve the following agenda for the Annual General Shareholders' meeting:

1. Formation of the Company's Counting Commission.
2. Approval of the annual report, balance sheet, income statement, allocation of profits and losses for the year of 2000 and the planned allocation of profits and losses for the year of 2001.
3. Approval of dividend payments' size, form , order and date of payments for each category and type of shares for the year 2000.
4. Appointment of the Company's General Director.
5. Election of members to the Company's Board of Directors.
6. Approval of the Company's auditor for the year 2001.
7. Introduction of amendments and supplements into in the Company's Charter.
8. Introduction of amendments and supplements into the Statute of the Company's Board of Directors.
9. Introduction of amendments and supplements into the Regulations on the procedure for conducting of the General shareholders' meeting.
10. Election of the members of the Company's Auditing Commission.
11. Approval of new edition of the Statute of the Company's Auditing Commission.
12. About the split-up of "Kubanelectrosvyaz" PJSC" placed shares by conversion of a share with a par value of 35,97 rubles into 109 shares of the same category (type) with nominal value of 0,33 rubles each without changing the size of the Company's charter capital.
13. About introducing amendments and supplements into the Company's Charter in connection with split-up of placed shares.

- to determine the members of a Counting Commission 11 in number
- to determine the Secretariat of the General Shareholders' meeting 12 members in number.
- To approve the following members of the meeting Presidium:
  Belov V.E. – Deputy General Director, "Svyazinvest" PJSC
  Gorbachev V.L. – General Director, "Kubanelectrosvyaz" PJSC , Chairman of the meeting
  Ukhina I.P. - Deputy Director of Department of Corporate Management, "Svyazinvest" PJSC

To approve the following procedure of informing the shareholders about the holding of the Company meeting:

- to publish notice of the Company's meeting in the newspapers "Rossiyskaya Gazeta" and "Volnaya Kuban" on 29.04.2001 at the latest.
- to send notice of the Meeting (with materials on the agenda issues enclosed) to the shareholders having more than 1% of common shares by a registered letter on 29.04.2001 at the latest
- shareholders can familiarize themselves with materials on the issues placed on the Meeting's agenda after publication of notice of the Meeting or after receiving notice of the Meeting at "Kubanelectrosvyaz" PJSC's and its branches' offices on terms given in the notice.

To approve the text of the Notice of the Meeting (enclosed). To approve the following list of materials prepared for the Annual General Shareholders' meeting to be provided to the shareholders:

- the annual report, balance sheet, income statement, allocation of profits and losses for the year of 2000 and the planned allocation of profits and losses for the year of 2001
- Auditing Commission's report on the audit results of "Kubanelectrosvyaz" PJSC' financial and economic activities
- Auditor's report.
- Information on candidates for Board of Directors, Auditing Commission and for the post of the Company's General Director.
- Supplements and amendments introduced into the Company's Charter,
- Information on the auditor.
- Draft amendments in the Statute of the Board of Directors and in the Regulations of the procedure for conducting the General shareholders' meeting
- Draft Statute of the Company's Auditing Commission in new edition. To determine April,14,2001 as the date of record of shareholders entitled to participate in the General shareholders' meeting. To approve the Estimate of expenditures for conducting the Annual General shareholders' meeting (enclosed).

Protocol №19 of "Kubanelectrosvyaz" PJSC Board of Directors' meeting of April,12,2001
Quorum – 9 members – 100%
The resolutions were adopted by a solid vote.

First Deputy General director: A.M.Sadokhina

Extract from the minutes of the General shareholders' meeting of "Kubanelectrosvyaz" PJSC

May,30, 2001 Olginka

Venue: Olginka, p/o "Orbita", Tuapse District

Form of the meeting: in praesentio (joint personal presence)

Agenda of the General shareholders' meeting of "Kubanelectrosvyaz" PJSC

1. Formation of the Company's counting committee.
2. Approval of annual statement, balance sheet, profit and loss statement for the year 2000 and planned allocation of profits and losses for the year 2001.
3. Approval of dividend payments' size, form , order and date of payments for each category and type of shares for the year 2000.
4. Appointment of the Company's General Director.
5. Election of the members of the Company's Board of Directors.
6. Approval of the Company's auditor for the year 2001.
7. Making amendments and supplements to the Company's Charter.
8. Making amendments and supplements to the Statute of the Company's Board of Directors.
9. Making amendments and supplements to the Regulations on the procedure for conducting a General shareholders' meeting.
10. Election of the members of the Company's Auditing Commission.
11. Approval of new edition of the Statute of the Company's Auditing Commission.
12. About the split-up of "Kubanelectrosvyaz" PJSC" placed shares by conversion of a share with a par value of 35,97 rubles into 109 shares of the same category (type) with a par value of 0,33 rubles each without changing the size of the Company's charter capital.
13. About making amendments and supplements to the Company's Charter associated with split-up of the placed shares.

1. **About the results of the participants' registration and the quorum of the General shareholders' meeting** (reporter – Andreeva A.M.)

   10 553 425 registered common shares, entitling to vote on all questions within the General Meeting's terms of reference, were taken into consideration to determine the quorum. 68 shareholders and their proxies were registered with number of votes totaling 8 431 932 that constituted 79,9% of total amount of votes represented by the company's placed voting shares determining the quorum.
   The Counting commission concluded that the annual General shareholders' meeting held on May,30,2001 had a quorum in compliance with Article 58 of the Federal Law "On Joint Stock Companies" because the registered participants – shareholders (their proxies) owned in the aggregate more than half of the Company's placed voting shares.

Work of the meeting according to agenda.

7. **About Making amendments and supplements to the Company's Charter** (reporter – Ignatenko N.I.).

RESOLUTION:

1. On the title-page and in the preamble of the Charter the name "public joint-stock company "Kubanelectrosvyaz" shall be replaced by " public joint-stock company "Southern Telecommunications Company".
2. Paragraph 1.1 of Article 1 shall be set forth as follows:
"The Company's full official identifying name in Russian is"открытое акционерное общество «Южная телекоммуникационная компания».
The Company's abbreviated name in Russian isOAO "ЮТК".
"The Company's full official identifying name in English is Public Joint-Stock Company "Southern Telecommunications Company".
The Company's abbreviated name in English is "UTK" PJSC.

3. Paragraph 2.7 of Article 2 shall be set forth as follows:

Item 2.7 of article 2 should have the following wording:
"The following branches belong to the Company:
Anapski joint communications center, 111, Nvorossiyskaya St., Anapa
Armavirski joint communications center, 91, Lenin St., Armavir
Dinskoi district communications center, 47, Krasnaya, village Dinskaya
Yeiski joint communications center, 45, Schorsa St., Yeisk
Kanevski joint communications center, 96, Nesterenko St., village Kanevskaya
Kropotkinski joint communications center, 18, Bratski St., Kropotkin
Korenovski joint communications center, 209 a, K.Marx St., Korenovsk
Krymski joint communications center, 37, Sineva St., Krymsk
Kurganinski joint communications center, 24, Lenin St., Kurganinsk
Novorossiyski joint communications center, 36, Sovetov St., Novorossiysk
Pavlovski joint communications center, 294, Gorkogo St., village Pavlovskaya
"Sochielectrosvyaz", 1/2, Vorovskogo St., Sochi
Timashevski joint communications center, 179, Krasnaya St., Timashevsk
Tuapsinski joint communications center, 9, K. Marx St., Tuapse
Krasnodar city telecommunications center, 59, Krasnaya St., Krasnodar
Krasnodar operational and technical communications center, 59, Kutuzova St., Krasnodar
Tikhoretski joint communications center, 24a, Oktyabrskaya St., Tikhoretsk
Tikhoretsk operational and technical communications center, 365, Leningradskaya St., Tikhoretsk
Krasnodar Motor-Transport Depot, 2/1, Dalnyaya St., Krasnodar
"Kubansvyazservice", 59, Krasnaya St., Krasnodar
"Kubantaksofon", 12, Klubnaya St., Krasnodar
Center of new technologies, 59, Krasnaya St., Krasnodar
Training and commercial center for telecommunications and informatics,
1, Industrialnaya St., Krasnodar".

4. The sentence shall be added to the first paragraph of item 9.4 of article 9 as follows:

"In case of sending voting papers to shareholders (by registered letter or handing on receipt) their votes are taken into account when defining a quorum and summing up the results of the poll if the Company receives these voting papers no later than two days before the holding of the general shareholders' meeting ."
The word "working" should be excluded from the third paragraph of item 9.4.

6. Subparagraph 32 shall be added to paragraph 11.9 of Article 11 as follows:

"32) cancellation of a contract (an agreement) with the General Director in case of early termination of his powers by the General shareholders' meeting."
Subparagraphs 32-34 in the current edition should be considered subparagraphs 33-35 correspondingly.

7. The sentence shall be added to the first paragraph of item 12.3 of article 12 as follows:

" Chairman of Board of Directors has the deciding vote in case of the votes' equality of the members of the Board of Directors."

8. The first sentence of paragraph 12.7 of Article 12 shall be set forth as follows:

"Notice about the Board of Director's meeting should be sent to each Board of Director's member in written form according to procedure and time established by the Statute of Board of Directors except for the meeting dealing with the Company's business-plan (including its correction). In this case notice is sent to each Board of Director's member in written form 20 days before its holding at the latest."

9. The following paragraph shall be added to item 12.7 of article 12:

"The first (organizational) meeting of the Board of Directors is held at the same day as the General shareholders' meeting where this Board of Directors was elected (without advance notice), to elect Chairman, Vice-chairman and Secretary of the Board of Directors."

10. The first paragraph of item 13.6 of article 13 shall be set forth as follows:

"Board of Directors approves Board of Administration's staff consisting of 7-9 persons on the General Manager's proposal."

11. The following sentence should be added to the first paragraph of item 16.2 of article 16:

"In case the number of candidates having the majority of the Company's voting shares is more than numerical strength of the Auditing Commission determined by the present Charter, the candidates that have more votes versus other candidates, are considered elected."

12. The words "the General Director's decision" shall be excluded from item 16.3 of the current edition and it shall be considered to be item 16.4.
Items 16-4 – 16.11 of the current edition shall be considered items 16.5-16.12 correspondingly.

13, The following paragraph 16.3 shall be added to Article 16:

"16.3. The Auditing Commission's competence includes:

- consistency check of data contained in the Company's accounts and other financial documents;

- revealing facts of violation of legislation of Russian Federation in accounting records and financial statements;
- check-up of observance of taxation;
- revealing facts of violation of legislation of the Russian Federation according to which the Company fulfils its economic and financial activity;
- evaluation of economic expediency of the Company's economic and financial activities".

The results of the poll:

Amount of voting papers that took part in the poll	129 of 130
Including: Amount of voting papers declared invalid	3
Amount of valid voting papers	126

	Amount of voting shares	% to the amount of voting shares taken into account when defining the quorum
Amount of votes represented by the shares taken into account when defining the quorum	8 431 932	100%
Amount of votes represented by the valid voting papers	8 431 139	99.99%

Including the results of the voting on the items:

№ of the item	Number of the votes			
	"In favor "		"against"	"Abstained from voting"
	Amount	%%		
1	8 335 547	98.86%	83 – 0.0%	95 509-1.13%
2	8 335 536	98.86%	94-0.0%	95 509-1.13%
3	8 335 639	98.86%	-	95 500-1.13%
4	8 322 122	98.7%	29-0.0%	95 500-1.13%
6	8 335 502	98.86%	81-0.0%	95 556-1.13%
7	8 431 110	99.99%	20-0.0%	9-0.0%
8	8 431 128	99.99%	-	11-0.0%
9	8 431 128	99.99%	18-0.0%	11-0.0%
10	8 335 482	98.86%	83-0.0%	95 574-1.13%
11	8 431 128	99.99%	11-0.0%	-
12	8 335 482	98.86%	83-0.0%	95 574-1.13%
13	8 431 110	99.99%	18-0.0%	11-0.0%

In compliance with paragraph 9.8 of Article 9 of the Company Charter resolution on the issue "Making amendments and supplements to the Company's Charter is considered adopted if 75% of voting shareholders taken into account when defining the quorum cast their votes in favor of the resolution.

The resolution on issue 7, items 1,2,3,4,6,7,8,9,10,11,12,13is adopted.
The results of the voting are indicated in the minutes№ 8 of May 30, 2001 of "Kubanelectrosvyaz" PJSC's Counting Commission.

Chairman: V.L. Gorbachev

Secretary: N.A. Ryzhikova

OPEN JOINT-STOCK COMPANY "KUBANELECTROSVYAZ"

Summarized information about the Annual General shareholders' meeting

The Annual General shareholders' meeting was held on May, 30, 2001

The Annual General shareholders' meeting adopted the following resolutions:

1. To form a Counting Commission 11 persons in number for a term of 4 years.
2. To approve the annual report, balance sheet, income statement, allocation of profits and losses for the year of 2000 and planned allocation of profits and losses for the year 2001.
3. To pay dividends for the year of 2000 at the rate:
   - preferred shares - 38, 908 mln rubles, that is 11.06 rubles per one share;
   - common shares – 31,027 mln rubles, that is 2.94 rubles per one share.
4. To appoint Vladimir Lukich Gorbachev the Company's General Director.
5. To elect the following members to "Kubanelectrosvyaz" PJSC's Board of Directors:
   1) Alexander Valentinovich Apalko, Deputy General Director – Director of "Sochielektrosvyaz", "Kubanelectrosvyaz" PJSC .
   2) Vadim Evguenyevich Belov, Deputy General Director, "Svyazinvest" OJSC.
   3) Vladimir Lukich Gorbachev, General Director, "Kubanelectrosvyaz" PJSC.
   4) Vitali Mikhailovich Yevdokimenko, General Director of Transport and Communication Department in Krasnodar Territory Government.
   5) Anton Igorevich Osipchuk, First Deputy General Director, "Svyazinvest" OJSC.
   6) Georgi Alexeevich Romski- Deputy General Director, "Svyazinvest" OJSC.
   7) Anna Mikhailovna Sadokhina, First Deputy General Director, "Kubanelectrosvyaz" PJSC.
   8) Irina Petrovna Ukhina, Deputy Director of Department of Corporate Management, "Svyazinvest" OJSC.
   9) David Alexander Hern, representative of CB "Chase Manhattan Bank International".
6. To approve ZAO "Arthur Andersen" as the Company's auditor for the year of 2001.
7. To introduce amendments and supplements to the Charter of "Kubanelectrosvyaz" PJSC.
8. To introduce amendments and supplements to the Statute of "Kubanelectrosvyaz" PJSC's Board of Directors.
9. To introduce amendments and supplements to the Regulations on the procedure of conducting of a General shareholders' meeting.
10. To elect the following members of the Company's Auditing Commission:
    Antonina Mikhailovna Andreevna
    Vladimir Vladimirovich Kozin
    Dmitri Alexandrovich Milovantsev
11. To approve new edition of the Statute of the Company's Auditing Commission.
12. To split-up "Kubanelectrosvyaz" PJSC" placed common and preferred shares by conversion of each common share and each preferred share with a par value of 35,97 rubles into 109 shares of the same category (type) with nominal value of 0,33 rubles each.
13. Upon registration of summarized report on issue of the Company's securities, to introduce amendments and supplements to the Company's Charter in connection with split-up of shares by conversion of each common share and each preferred

share with a par value of 35,97 rubles into 109 shares of the same category (type) with nominal value of 0,33 rubles each.

On May,30 new Board of Directors elected Vadim Evguenyevich Belov - Deputy General Director of “Svyazinvest” OJSC, Chairman of the Board.

Information on "Kubanelectrosvyaz" PJSC’s annual report

As at April,14,2001 there are 5080 holders of voting shares entitled to participate in the Annual General Shareholders’ meeting.
The Company’s Registrar is ZAO “Kuban Registration Center”, 59, Krasnaya St., Krasnodar, phone: 65-22-32. License for registration of shareholders № 01142 of 05.10. 1996 was granted by The Federal Commission of Securities and Stock Market at the Government of the Russian Federation. The license is valid till January, 09, 2003.

The Company’s shareholders possessing more than 1% of the issuer’s voting shares:

Name	**% to the authorized capital**
“Svyazinvest” OAO	38
“Bank Credit Suisse First Boston AO”	16,5
“ABN AMRO Bank” ZAO	5,8
“Chase Manhattan Bank International	5,51
“DKK” ZAO	5,1
“Branswick UBS Warburg Nominis”	3,9
“Citybank T/O” KB	3,1
ING Bank (Eurasia)	2,7
Pictet&Cie	1,3
Lindsell Enterprises Limitet	1,09

The Company’s placed and declared shares as at January,01, 2001		
Category (type)	**Number**	**Nominal value(rub.)**
1. Placed shares:		
• Common – total	10553425	35,97
• Preferred, type A- total	3517825	35,97
2. Declared shares:		
• Common – total	1200000	35,97
• Preferred, type A- total	300000	35,97

The Company’s net assets and charter capital (as at January,01,2001)	
1. Net assets(thousand rubles)	1896857
2. Charter capital(thousand rubles)	506143

The most important events of 2000.

In May 2000 it was decided to establish "Southern Telecommunications Company" PJSC (UTK). In December 2000 at the conference of general directors of telecom operators and top management of “Svyazinvest”OAO, "Kubanelectrosvyaz" PJSC was appointed a base company for amalgamation of telecom operators. The

Company's General director Gorbachev V.L. was appointed a coordinator of the reorganization in the Southern Federal District.

The Company's Development Strategy includes:

- Marketing analysis of telecom services' users to determine their needs, potential and purchasing power;
- Optimization of the Company's management structures;
- Change of the Company's financial model by centralization of resources;
- Digitization and further development of local, zonal and long-distance communication lines based on building fiber-optical communication lines using SDH, ATM and DWDW technologies;
- Analysis of telecom market and competitive environment monitoring and on its basis acceleration of new telecom services' introduction using advanced technologies.
- Active advertising and exhibition activity.
- Extension of service area of GSM 900/1800-standard cellular services provided, their expansion and improvement of their quality, introduction of WAP and GPRS.

Board of Directors,
"Kubanelectrosvyaz" PJSC

"Kubanelectrosvyaz" PJSC balance sheet for the year 2000	
ASSETS	**Million rubles**
I. Long-term assets	
Intangible assets	6
Fixed assets	1961
Unfinished construction	236
Profitable investments in material valuables	-
Long-term financial investments	276
Total for Section I	**2 479**
II. Current assets	
Inventories and expenses	117
VAT on acquired valuables	38
Accounts receivable	153
Short-term financial investments	-
Cash resources	17
Others	-
Total for Section II	**325**
BALANCE	**2 804**

Liabilities	
III. Funds and reserves	
Charter capital	506
Additional paid-in capital	810
Reserve capital	47
Social fund	64
Retained profit	422
Total for Section III	1 849
IV. Long-term liabilities	
Loans and credits	188
Other long-terms liabilities	244
Total for Section IV	**432**
V. Short-term liabilities	
Borrowing costs	92
Accounts payable	431
Other short-term liabilities	
Total for Section V	**523**
BALANCE	**2 804**

Profits and losses statement for the year of 2000, "Kubanelectrosvyaz" PJSC , mln rubles		
Description	**Line-code**	**Year 2000**
I. Profits and losses from usual activities		
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	010	2 174
Cost price of goods, services sold	020	(1 624)
Gross profit	029	550
Commercial expenses	030	(5)
Management expenses	040	
Profits(losses) from sales (lines 010+020+030+040)	050	545
II. Operating profits and losses		
Interest income	060	
Interest expenses	070	(41)
Income from participation in other enterprises	080	2
Other operating income	090	297
Other operating expenses	100	(269)
III. Non-sales profits and losses		
Non-sales income	120	29
Non-sales expenses	130	(82)
Profits(losses) before taxation (lines 050+060+070+080+090+100+120+130)	140	481
Profit tax and other similar obligatory payments	150	(90)
IV. Extraordinary profits and losses		
Extraordinary profits	170	
Emergency losses	180	(2)
Net profit (retained profits (losses) of the reported period) (lines 160+170+180)	190	389
Net profit (retained profits (losses) of the reported period) (lines 160+170+180)	190	389

APPROVED
By Board of Directors of "Kubanelectrosvyaz" PJSC
Minutes № ____22____ at 15.05.2001__
Vice-chairman of Board of Directors V.L.Gorbachev____________

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: 1 quarter of 2001

Public Joint-Stock Company " Kubanelectrosvyaz"
The issuer's code: 00062-A

Location: 66, Karasunskaya St., Krasnodar
Mail address: 66, Karasunskaya St., Krasnodar

Information contained in this quarterly report is to be published in accordance with legislation of the Russian Federation on securities

1st Deputy General Manager A.M.Sadokhina________________________

Chief Accountant L.V. Istomina ________________________

Contact person : ***Anna M. Sadokhina***
Deputy General Manager
Phone***(8612) 53-43-88*** Fax***: (8612) 53-20-30***
E-mail***: securdep@kes.kuban.ru***

A. Information about the issuer.

9. Issuer's full identifying name:
Public Joint-Stock company "Kubanelectrosvyaz"

10. Abbreviated name:
OAO "Kubanelectrosvyaz"

11. Information about the changes in the issuer's name and legal-organizational form.
Open-type Joint-Stock company "Kubanelectrosvyaz"
OJSC "Kubanelectrosvyaz"
Introduced: ***20.05.1994***

Public Joint-Stock company "Kubanelectrosvyaz"
OAO "Kubanelectrosvyaz"
Introduced: ***6.06.1996***

Present-day name was introduced on ***6.06.1996***

12. Information about the issuer's national registration and licenses.
Date of the issuer's state registration: ***20.05.1994***
Certificate of state registration number: ***494***
Registered by ***the Decree of the first deputy head of Krasnodar City Administration.***

Licenses:
Number: ***3035***
Date of issue: ***4.11.1996***
Valid till: ***1.10.2004***
Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering telecommunication services***

Number: ***23016677***
Date of issue: ***10.03.1999***
Valid till: ***10.03.2002***
Issued by: ***Krasnodar regional branch of Federal Licensing center of Ministry of Construction of the Russian Federation***
Activity category: ***Providing engineering services***

Number: ***15692***
Date of issue: ***8.09.2000***
Valid till: ***8.09.2003***
Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering paging services***

Number: ***17012***
Date of issue: ***25.01.2001***
Valid till: ***25.01.2006***

Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering mobile wireless communication services***

13. Identification tax-payer number:
2308025192

14. The issuer's sectional belonging.
Codes OKONH:
52300

15. Location, mail address and contact numbers:
Location: ***66, Karasunskaya St., Krasnodar***
Mail address: ***66, Karasunskaya St., Krasnodar***
Tel: *(8612) 53-20-56* Fax: *(8612) 53-20-30*
E-mail: operator@krasnodar.kuban.ru

16. Information about the issuer's auditor.
Name: ***CJSC " Arthur Andersen"***
Location: ***52/2 Kosmodemianovskaya St., Moscow***
INN: *7701006684*
Mail address: ***52/2 Kosmodemianovskaya St., Moscow***
Tel: ***755-97-00*** Fax: ***755-99-10***
E-mail : pols-moskow-aa@Artur Andersen.com

Information about the auditor's license:
Number: ***001481***
Date of issue: ***19.07.1995***
Valid till: ***19.07.2000***
The license is issued by: ***The Central Certifying & Licensing Commission of the Ministry of Finance of the Russian Federation***

17. Information about the organization that fulfills the securities rights' registration.
Registrar:
Name: ***CJSC "Kuban Registrar's Chamber"***
Location: ***Krasnodar***
Mail address: ***52, Atarbekova St., Krasnodar 350049***
Tel: ***65-12-76*** Fax: ***65-22-37***
E-mail : ***does not exist***

License:
Number: ***01142***
Date of issue: ***5.10.1996***
Valid till: ***9.01.2003***
The license is issued by: ***The Federal Commission of Securities and Stock Market at the Government of the Russian Federation***
This Registrar has kept the issuer nominal securities' register since:
1.10.1997

Centralized deposit of the issued securities did not take place during the reporting quarter.

18. The issuer's depository.
Does not exist

19. The issuer's shareholders
Total shareholders' number: ***8 765***
Shareholders possessing more than 5% of the issuer's authorized capital:

19.1. Name: ***PJSC "Investment communications company"***
Location: ***Moscow***
Mail address: ***55/2, Pluszczikha St., Moscow , 119121***
The issuer's authorized capital share: ***38%***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.1 Name: ***Ministry of Property Relations of the Russian Federation***
Location: ***Moscow***
Mail address: ***9, Nickolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsomlimited***
Location: ***Cyprus***
Mail address: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
The shareholder's charter capital share: ***25% + 1***

19.2. Name: ***"Bank Credit Suisse First Boston AO" (nominal holder)***
Location: ***Moscow***
Mail address: ***5, Nikitski Per., Moscow , 103009***
The issuer's authorized capital share: ***16,31% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.2.1. Name: ***Credit Suisse First Boston***
Location: ***Switzerland***
Mail address:***8, Paradeplats***
The shareholder's charter capital share: ***98%***

19.3. Name: ***KB "Chase Manhattan Bank International "(nominal holder)***
Location: ***Moscow***
Mail address: ***52/4, Kosmodamianskaya St., Moscow***
The issuer's authorized capital share: ***5,81 % (nominal holder).***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19.4. Name: ***"DKK"CJSC***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***

The issuer's authorized capital share: ***5,48 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19.5. Name: ***"ABN AMRO bank A.O. "CJSC (nominal shareholder)***
Location: ***17/1, Bolshaya Nikitskaya St., Moscow , 103009***
Mail address: ***17/1, Bolshaya Nikitskaya St., Moscow , 103009***
The issuer's authorized capital share: ***5,43 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

20. **The issuer's management structure.**

Top management of the issuer is General shareholders' meeting
General management is carried out by Board of Directors
Current management is carried out by executive powers.
Individual executive power is General Director, collective executive power is Administrative Board.

The General shareholders' meeting's terms of reference according to the Company's Charter (constitutive documents) cover:
1)making modifications and additions in the Company's Charter and approving the Charter's new edition except the cases dealing with the increase of the authorized capital and mentioned in item 12.4. , article 12 of the Charter;
2)making decision on the Company's reorganization;
3)making decision on the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final);
4)determining a quantitative structure of the Board of Directors, electing its members and terminating their powers before the appointed time; determining rewards and compensations associated with their functions as members of Board of Directors;
5)determining the price limit of authorized shares;
6)making decision on increase of the Company's charter capital by increasing the shares' nominal value or by registering additional shares, in case Board of Directors does not take the decision on this question by a solid vote;
7)making decision on reduction of the Company's charter capital by decreasing the shares' nominal value, buying the Company's shares to reduce their total number or repaying not fully-paid shares, and also by repaying the shares obtained or bought out by the Company;
8) appointment of the Company's General Director, early cessation of his authority ;
9)electing members of the Company's inspection commission (inspector-general) and terminating their authority before the appointed time;
10)approving the Company's auditor;
11)approving the Company's annual statements, balance sheets, income and expenditure statements, distribution of profits and losses;
12)taking decision on non-use of a shareholder's right of priority to buy the Company's shares and securities offered for open subscription with payment in cash, and on the period of validity of this decision ;

13)agenda of the General shareholders' meeting;
14)forming counting commission;
15)determining form of providing information for the Company's shareholders including press agency in case notification is to be published;
16)making decision on split-up and combination of the Company's shares;
17)making decision on conclusion of contracts, when there is a self-interest in such contracts of persons having more than 20% of the other party's voting shares, participating in the other party's boards of administration or taking part in these contracts as agents or representatives, in cases:

- *if amount of payments under contract and property under contract value, determined in accordance with current legislation, exceeds 2% of the Company's assets;*
- *if bargain or several interrelated bargains represent the Company's voting shares' registration quantitatively exceeding 2% of voting shares registered by the Company earlier;*
- *if all members of Board of Directors are declared to be persons having self-interest in the bargain.*

18)making decision on concluding large bargains dealing with acquisition or expropriation of the Company's property in cases:

- *if Board of Directors did not make decision on such contract, dealing with property value amounting to 25-50% of the balance sheet assets at the day of making decision, in a solid vote;*
- *if the object of such contract corresponds to the property value exceeding 50% of the Company's balance sheet assets at the day of making decision on concluding the contract;*

19)taking up and buying-out of registered shares by the Company;
20)participating in holdings, financial and industrial groups;
21)making decision on annual dividend payments, approving their size, form and order of payments for each category and type of shares by virtue of the Board of Directors' recommendation;
22)making decisions on reimbursement of expenses at the Company's expense in case of calling an extraordinary meeting by the persons demanding its calling;
23)approving regulations dealing with functioning of the Company's auditing commission and Board of Directors.

General shareholders' meeting has the exclusive right to make decision on questions mentioned in items 1-5 and 7-18 of article 9.5 These questions can't be solved by the Company's Executive board or Board of Directors.

Shareholders, having the right to vote at the General shareholders' meeting on the questions put to vote, are:

-shareholders of the Company's common shares;
-shareholders of the Company's preferred shares in cases mentioned in Article 6 of the Company's Charter;

A voting share is a common or preferred share that gives its holder the right to vote on the question put to vote.
The principle of voting at the General shareholders' meeting is statutory voting ("one Company's voting share represents one vote") except for the cases of cumulative voting on election of the Company's Board of Directors.

Decisions on questions mentioned in articles 1,2,5,5,18 must be voted for by ¾ of common shareholders present in person or in proxy.

Decision on article 18 is taken at the General meeting by a majority vote of voting shareholders not having self-interest in the bargain .

Decisions on other questions are taken by a majority vote of voting shareholders present at the General meeting.

Decisions on questions mentioned in items 2,11,12,14-21 are taken by the General shareholders' meeting only on application of the Board of Directors.

Decisions of the annual general shareholders' meeting on questions mentioned in items 4,8,9,10,11 can't be voted in absentia (by opinion polling).

General shareholders' meeting has no right to take decisions on the questions outside its competence.

Shareholders must be informed about the decisions taken by the General shareholders' meeting not later than 45 days after the date of taking decision in the same way as informing shareholders about the meeting (item 9.1 of the Charter).

Board of Directors' competence according to the Company's Charter:

1.The Company's Board of Directors exercises general management of the Company's activity except for the questions referred to the sole competence of the General shareholders' meeting.

2. The Board of Directors' members are elected at the annual General shareholders' meeting annually. Their authorities come into force since the moment of election by the annual general meeting till the election (reelection) of new members of the Board of Directors by the next annual general shareholders' meeting . The Board of Director's members can be elected unlimited times.
A shareholder or a shareholder's proxy– a natural person, run as a candidate to the Board of Directors by the Company's shareholders , possessing at least 2 % of the Company's voting shares, can be elected a Boardof Director's member.
Board of Directors is elected in number of 9 persons by cumulative voting. During the cumulative voting each voting share includes number of votes equal to the number of the Board of Directors' members. A shareholder (a proxy) has the right to give all of his shares' votes for one candidate or to distribute them among several candidates for the members of the Company's Board of Directors.
Those candidates, having collected the largest number of votes, are considered to be elected members of the Company's Board of Directors.
3.In case of electing the Company's Board of Directors' members by cumulative voting, the decision on early authorities' cessation can be taken only regarding all members of the Company's Board of Directors.
4. The Company's Administrative Board's members must not constitute the majority of the Board of Directors' members. The person, who carries out the functions of individual executive power (General Director), must not be at the same time the Chairman of the Company's Board of Directors.

5. The Chairman of the Board of Directors is elected from its members by a majority vote.
The Company's Board of Directors has the right to re-elect its Chairman at any time by a majority vote of general number of the Board of Directors' members.

6. The Chairman of the Company's Board of Directors :
   - *organizes the Board of Directors' work;*
   - *calls the Board of Directors' meetings or organizes voting in absentia;*
   - *organizes keeping minutes at the meetings.*

7. The Board of Directors appoints Vice-chairman of the Board of Directors. In the Chairman's absence his duties (including right to signature the documents) are performed by Vice-chairman, and in case of his absence -by one of the members of the Board of Directors, elected by the Board ofDirectors' members present at the meeting by a majority vote.

8. The Company's Board of Directors has the rights to take decisions on general management of the Company's activities except for the issues referred to the sole competence of the General shareholders' meeting.

9. The Company's Board of Directors has the sole right to make decisions on the following issues:

1) determining priority directions of the Company's activities (approving business-plan);
2) calling annual and extraordinary shareholders' meetings;
3) approving general meeting's agenda;
4) setting date, place and time of holding a General shareholders' meeting,
setting date of making out a list of shareholders who have the right to take part in the General meeting,
determining the way of notification about the holding of a General shareholders' meeting,
determining list of documents to be tendered to shareholders when preparing a General shareholders' meeting,
determining the form and the text of a voting paper;
5) submitting the following questions to a General shareholders' meeting:
   - *the Company's reorganization;*
   - *non-use of shareholders' priority right to buy the Company's shares or securities converted to the shares;*
   - *determining form of providing information to the Company's shareholders including the press agency in case information is to be published;*
   - *split-up and consolidation of the Company's shares;*
   - *conclusion of contracts when there is a self-interest in them of the persons:*
      - *having self-interest in such contracts;*
      - *having more than 20% of the other party's voting shares;*
      - *participating in the other party's boards of administration or taking part in these contracts as agents or representatives;*
   - *conclusion large bargains dealing with acquisition or expropriation of the Company's property;*
   - *taking-up and buying-out of registered shares by the Company;*
   - *participating in holding companies, financial and industrial groups;*

- *approving annual statements, balance sheets, income and expenditure statements, distribution of profits and losses;*
- *size, form and order of dividend payments for each category and type of shares;*

6) *registration of bonds and other securities;*
7) *determining the property's market value;*
8) *buying the Company's registered shares, bonds and other securities;*
9) *recommendations on rewards and compensations' rates for the members of the Company's inspection commission and amount of payment to the auditor;*
10) *recommendations on size and order of dividend payments;*
11) *using the Company's reserve and other funds;*
12) *approving the Company's internal regulations dealing with functioning of executive organs;*
13) *establishing the Company's new branches and agencies and their liquidation, approving Statutes of branches and agencies ;*
14) *making decisions on the Company's participation (cessation of participation, change of share holding) in other organizations, commercial enterprises or associations by means of selling and buying the shares of other organizations, with the exception of holding companies and financial and industrial groups;*
15) *concluding large bargains when the object under contract is the property value amounting to 25-50 % of the Company's balance sheet assets at the day of making decision on concluding such bargains;*
16) *concluding contracts when there is a self-interest in them of the persons:*
    - *being the other side of the contract or taking part in it as agents or representatives;*
    - *having more than 20% of the other party's voting shares or taking part in this contract as agents or representatives;*
    - *participating in the other party's boards of administration or taking part in these contracts asagents or representatives;*
17) *preliminary approving of the Company's annual statement 30 days before the date of annual general shareholders' meeting at the latest, examination of the inspection commission's statement and the auditor's conclusions;*
18) *approving results of the additional shares' registration;*
19) *approving the form of a shareholder's demand to buy-out the Company's shares and the form of a shareholder's application to sell his shares to the Company;*
20) *electing the Board of Director's Chairman;*
21) *creating the Company's collective executive organ and early cessation of its authority, determining reward rates paid to its members;*
22) *determining a person authorized to sign contracts with General Manager and members of Administrative Board;*
23) *coordinating a contract or several interrelated contracts dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets to the date of taking decision on conclusion such contracts by the executive organs with the exception of the contracts concluded in the process of regular economic activity;*
24) *taking decision on choosing an independent registrar (making an agreement with an independent registrar);*

25) increasing the Company's authorized capital by increasing the shares' nominal value or by registering additional shares in case of the Board of Directors' solid vote;
26) making changes in the Company's Charter dealing with increasing of the Company's authorized capital based on the decision to increase the authorized capital by increasing the shares' nominal value or by registering additional shares as mentioned in item 4.3. of article 4;
27) approving decisions on securities' issue, the emissions' prospects and reports on the results of securities' issue;
28) determining composition, scope and procedure of protection of data being commercial classified information;
29) making suggestions on the personal membership of the counting commission;
30) approving terms of contracts(agreements), concluded with the General Director and the members of the Administrative Board;
31) prolongation of the Contract with the General Director within the period determined by this Charter;
32) consideration the question of rewarding the General Directorby results of economic and financial activity;
33) determining a person authorized to execute the General Director's duties when he can't exercise his authorities himself;
34) other questions specified by the Federal Act "About the joint-stock companies" and by this Charter.
10. While exercising their rights and fulfilling the duties, Board of Directors' members must act in favor of the Company's interests , exercise their rights and fulfil their duties towards the Company honestly and reasonably.

Individual and collective executive organs' competence according to the Company's Charter:
The executive organs' terms of reference provide for management of the Company's current activities with the exception of the questions referred to the sole competence of the General shareholders' meeting and the Company's Board of Directors.
The Company's executive organs ensure realization of the general shareholders' meeting and Board of Directors' decisions.

General Manager can act on behalf of the Company without letter ofattorney including:

- ***executing operational control of the Company's activities;***
- ***having the right of the first signature in financial documents;***
- ***signing agreements on behalf of the Company, managing the Company's property providing current activities within the Charter limits;***
- ***acting on behalf of the Company without letter of attorney, representing the Company's interests in the Russian Federation and in the foreign countries;***
- ***confirming staff, concluding labor agreements with the Company's employees, imposing penalties and rewarding the employees;***
- ***presiding at the General shareholders' meeting;***

- *directing the Administrative Board's work, presiding at its meetings, giving recommendations on the personal membership of the Administrative Board for the Board of Directors' approval;*
- *giving letters of attorney on behalf of the Company;*
- *opening the Company's accounts with banks;*
- *organizing the Company's business accounting and balance sheets;*
- *issuing orders and giving instructions obligatory for all the Company's employees;*
- *executing other functions necessary for providing the Company's normal activities according to the current legislation and the Company's Charter except for the functions carried out by other management bodies according to the Company's Charter;*
- *issuing orders and giving instructions on providing commercial specified information's protection, making out a List of information being commercial specified information.*

General Director acts as Chairman of the Company's Administrative Board. General Director represents Administrative Board's point of view at the General shareholders' and Board of Directors' meetings .

Administrative Board is a collective executive organ of the Company providing realization of the decisions taken by general shareholders' meeting and the Company's Board of Directors.

Administrative Board is formed from the staff of the Company's executive management consisting of not less than 7 members . Board of Directors approves Board of Administration's staff on the General Director's application. Administrative Board acts with the authority of the Company's Charter, "Regulations on the Company's board of Administration" approved by the Board of Directors and other internal documents of the Company.

Administrative Board holds meetings in case of need. General Director organizes the Administrative Board's meetings, signs all the documents on behalf of the Company and minutes of the Administrative Board's meeting. Minutes are keeping during the Board of Administration's meeting.These minutes are placed at the disposal of the Board of Directors' members, inspection commission (inspector-general), the Company's auditor at their request.

General Director and Administrative Board's members can take part in the management boards of other companies only by approval of the Company's Board of Directors.

Decision on conclusion of contracts, dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets, is taken only after the obligatory coordination of this decision at the Board of Directors' meeting.

21. **Members of the issuer's Board of Directors (supervisory board) .**

Board of Directors
Chairman: ***Vadim E. Belov***

Members of the Board of Directors:
Alexander V. Apalko
Birthday: ***1947***

Posts held during the last 5 years:
Period: ***1994 – 1996***
Company: ***Sochinski GPTUS***
Field: ***Communications***
Post: ***Director***

Period: ***1996 – present time***
Company: ***"Sochielectrosvyaz"***
Field: ***Communications***
Post: ***Director, Deputy General Manager of "Kubanelectrosvyaz" JSC***

Share in the issuer's authorized capital: ***0,05%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***67 500***
Bonus payments (RUR): ***104 075***
Commission (RUR): ***0***
Other property provisions (RUR): ***15 614***
Total (RUR): ***171 575***

David Alexander Hern
Birthday: ***1972***

Posts held during the last 5 years:
Period: ***1996 – 1998***
Company: ***fund "Company UNIFUND"***
Field: ***Investments***
Post: ***Manager***

Period: ***1999 – present time***
Company: ***"Branswick Warburg"***
Field: ***Investments***
Post: ***Specialist***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***

Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Vadim E. Belov

Birthday: ***1958***

Posts held during the last 5 years:
Period: ***1991 – 1997***
Company: ***State Committee for antimonopoly policy and support of new economic patterns***
Field: ***state supervisory institution***
Post: ***Vice-chairman***

Period: ***1997 – 1998***
Company: ***" MFK – Renaissance"***
Field: ***Investments***
Post: ***Vice-chairman of the Administrative Board***

Period: ***1998 – 1999***
Company: ***"SPK Capital Limited "***
Field: ***Investments***
Post: ***Managing director of the Moscow Agency***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Manager of "Svyazinvest" PJSC***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***35 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***35 000***

Vladimir L. Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:
Period: ***1994 – present time***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***General Director***

Share in the issuer's authorized capital: *0,23 %*
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): *131 076.07*
Bonus payments (RUR): *227 334.48*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *358 410.55*

Ivan F. Ignatenko

Birthday: *1945*

Posts held during the last 5 years:
Period: *1994 – 1999*
Company: ***GTS , "Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Director***

Period:*1999– present time*
Company: ***Krasnodarski GUES , "Kubanelectrosvyaz " PJSC***
Field: ***Communications***
Post: ***Director, Deputy General Manager of "Kubanelectrosvyaz" JSC***

Share in the issuer's authorized capital: *0,09%*
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: *1 %*

Rewards paid during the quarter under review:
Salary (RUR): *35 999*
Bonus payments (RUR): *36 069*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *72 068*

Leonid L. Laskavy

Birthday: *1938*

Posts held during the last 5 years:
Period: *1994 – present time*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager– Technical Director***

Share in the issuer's authorized capital: *0,15 %*
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***

Share: *3%*

Rewards paid during the quarter under review:
Salary (RUR): ***109 350***
Bonus payments (RUR): ***157 076.61***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***266 426.61***

Anna M. Sadokhina

Birthday: ***1946***

Posts held during the last 5 years:
Period: ***1994 – present time***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager***

Share in the issuer's authorized capital: ***0,1 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): ***99 450***
Bonus payments (RUR): ***141 788.43***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***241 238.43***

Irina P. Ukhina

Birthday: ***1945***

Posts held during the last 5 years:
Period: ***1993 – 1995***
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization subdepartment of the department for privatization and support of new economic patterns in communications***

Period: ***1995 – 1996***
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization department of the Administration Board for work with federal property and antimonopoly regulation***

Period: ***1996 – 1997***

Company: *"Investment Communications Company " Public Joint-Stock Company*
Field: *communications*
Post: *Chief specialist of the Service of securities and share holdings' management*

Period: *1997–1999*
Company: *"Svyazinvest" PJSC*
Field: *Communications, investments*
Post: *Deputy Chief of the Service of share holdings' management*

Period: *1999 – present time*
Company: *"Svyazinvest" PJSC*
Field: *Communications, investments*
Post: *Deputy Manager of the Department of Corporate Management*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *35 000*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *35 000*

Nickolai I. Khvorostina

Birthday: *1946*

Posts held during the last 5 years:
Period: *1993 – 1996*
Company: *"EuroAzovMashYug"*
Field: *mechanical engineering*
Post: *Head of manufacturing department of the Korenovsk branch*

Period: *1996 – 1998*
Company: *Administration of the Korenovsk Region*
Field: *administrative*
Post: *Head of Administration*

Period: *1998 – 2001*
Company: *Government of the Krasnodar Region*
Field: *administrative*
Post: *First Vice-Chairman of the Krasnodar Region Government*

Period: *2001- present time*
Company: *"Moscow brewery "Ochakovo" JSC*
Field: *production of foods*
Post: *Vice-President*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***35 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***35 000***

22. **The issuer's individual and collective management organs and their officials.**

Individual executive organ and members of the issuer's collective executive organ:
Vladimir L. Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:
Period: ***1994 – present time***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***General Director***

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***131 076.07***
Bonus payments (RUR): ***227 334.48***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***358 410.55***

Anna M. Sadokhina

Birthday: ***1946***

Posts held during the last 5 years:
Period: ***1994 – present time***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Share in the issuer's authorized capital: ***0,1 %***

Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2%***

Rewards paid during the quarter under review:
Salary (RUR): ***99 450***
Bonus payments (RUR): ***141 788.43***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***241 238.43***

Leonid L. Laskavy

Birthday: ***1938***

Posts held during the last 5 years:
Period: ***1994 – present time***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager – Technical Director***

Share in the issuer's authorized capital: ***0,15 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***3%***

Rewards paid during the quarter under review:
Salary (RUR): ***109 350***
Bonus payments (RUR): ***157 076.61***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***266 426.61***

Victor A. Kruzhkov
Birthday: ***1952***

Posts held during the last 5 years:
Period: ***1994 – present time***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for Construction and Investment Policy***

Share in the issuer's authorized capital: ***0,22 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2%***

Rewards paid during the quarter under review:
Salary (RUR): ***93 600***
Bonus payments (RUR): ***103 272.65***

Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***196 872.65***

Alexander P. Shipulin
Birthday: ***1953***

Posts held during the last 5 years:
Period: ***1994 – 1997***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for City, Rural Telephone Communications & Wired Radio***

Period: ***1997 – present time***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Manager for External Economic Links, Marketing and Advertising***

Share in the issuer's authorized capital: ***0,09 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2,3 %***

Rewards paid during the quarter under review:
Salary (RUR): ***93 600***
Bonus payments (RUR): ***99 885.96***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***193 485.96***

Alexander I. Goncharov
Birthday: ***1944***

Posts held during the last 5 years:
Period: ***1994 – 1997***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Head of Department for City, Rural Telephone Communications & Wired Radio***

Period: ***1997 – 1999***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Manager for City, Rural Telephone Communications & Wired Radio***

Period: ***1999 – present time***

Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy Technical Director of "Kubanelectrosvyaz" JSC***

Share in the issuer's authorized capital: ***0.02 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share:***1 %***

Rewards paid during the quarter under review:
Salary (RUR): ***93 600***
Bonus payments (RUR): ***131 367.6***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***224 967.6***

Lyudmila V. Istomina
Birthday: ***1952***

Posts held during the last 5 years:
Period: ***1994 – present time***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chief Accountant***

Share in the issuer's authorized capital: ***0,08 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***1%***

Rewards paid during the quarter under review:
Salary (RUR): ***75 754.35***
Bonus payments (RUR): ***74 170.9***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***149 925.25***

Nina I. Ignatenko
Birthday: ***1960***

Posts held during the last 5 years:
Period: ***1994 – 1997***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Legal Consultant of General Director***

Period: ***1997 – present time***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***

Post: ***Head of Department of Law***

Share in the issuer's authorized capital: ***0 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***40 543.2***
Bonus payments (RUR): ***49 176.97***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***89 720.17***

The person , acting as the issuer's individual executive organ, is ***Vladimir L. Gorbachev.***

23. **Rewards paid to the Board of Directors'(supervisory board) members and to other officials of the issuer.**

Sum total of rewards paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): ***840 476.62***
Bonus payments (RUR): ***1 229 217.6***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***2 069 694.22***

See also items 21 and 22.

24. **Information about the legal persons where the issuer has stockholdings.**

Legal persons where the issuer 's share accounts for not less than 5 % of their authorized capital :

Name: ***"Yugsvyazstroy" CJSC***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Health complex "Orbita" CJSC***
Location: ***Olginka, Tuapse district, Krasnodar Region, 352840***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Material and Technical Supplies Center" CJSC***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: *"Avtocenter-Yug " Closed Joint-Stock Company-Branch Establishment*
Location: *Novorossiysk*
Mailing address:*48, Miskhakskoye Avenue, Novorossiysk, Krasnodar Region*
The issuer's share in the legal person's authorized capital:*100 %*

Name: *"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment*
Location: *1a, Urupskaya St., Armavir, Krasnodar Region*
Mailing address: *1a, Urupskaya St., Armavir, Krasnodar Region*
The issuer's share in the legal person's authorized capital:*100 %*

Name: *"TeleRoss-Kubanelectrosvyaz " Closed Joint-Stock Company*
Location: *Krasnodar*
Mailing address: *68, Karasunskaya St., Krasnodar*
The issuer's share in the legal person's authorized capital: *50 %*

Name: *"Kuban - GSM " Closed Joint-Stock Company – Branch Establishment*
Location: *Krasnodar*
Mailing address: *61, Guimnazicheskaya St., Krasnodar*
The issuer's share in the legal person's authorized capital:*24%*

Name: *" Krasnodarbank " Commercial Joint-Stock Bank*
Location: *Krasnodar*
Mailing address:*70, Karasunskaya St., Krasnodar*
The issuer's share in the legal person's authorized capital:*13,5 %*

25. **Stockholding in the issuer's authorized capital of all legal persons and their officials, where the issuer's share accounts for more than 5% of the authorized capital:**

no such persons

26. **Other issuer's affiliated persons:**

26.1 Name: *"Svyazinform" OAO, Chelyabinsk Region*
Location: *Mira Str., Tryokhgorny, Chelyabinsk Region, 456236*
Mailing address:*161, Kirova St., Chelyabinsk, 454000*
The issuer's share in the affiliated person's authorized capital:*none*
The affiliated person's share in the issuer's authorized capital:*none*

26.2 Name: *"Artelecom"AO, Arkhangelsk Region*
Location: *45, Troitski pr., Arkhangelsk, 163061*
Mailing address: *45, Troitski pr., Arkhangelsk, 163061*
The issuer's share in the affiliated person's authorized capital:*none*
The affiliated person's share in the issuer's authorized capital:*none*

26.3 Name: *"Electrosvyaz"AO, Vologodskaya Region*
Location: *4, Sovetski pr., Vologda, 160035*
Mailing address: *4, Sovetski pr., Vologda, 160035*
The issuer's share in the affiliated person's authorized capital:*none*
The affiliated person's share in the issuer's authorized capital:*none*

26.4 Name: "***Cherepovetselectrosvyaz"AO***
Location: ***12, Komsomolskaya St., Cherepovets, 162600***
Mailing address: : ***12, Komsomolskaya St., Cherepovets, 162600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.5 Name: "***Murmanelectrosvyaz"AO***
Location: ***82-A, Lenin St., Murmansk, 183038***
Mailing address: ***82-A, Lenin St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.6 Name: "***Electrosvyaz"AO, Karelia Republic***
Location: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
Mailing address: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.7 Name: "***Lensvyaz"OAO***
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Mailing address: ***61, B.Morskaya St., St.Petersburg, 190000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.8 Name: "***Novgorodtelecom"OAO***
Location: ***2, B.Dvortsovaya St., Novgorod, 173000***
Mailing address: ***2, B.Dvortsovaya St., Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.9 Name: "***Electrosvyaz"OAO, Pskovskaya Region***
Location: ***5, Oktyabrski pr., Pskov, 180000***
Mailing address: ***5, Oktyabrski pr., Pskov, 180000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.10 Name: "***Bryansksvyazinform" OAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.11 Name: "***Electrosvyaz"OAO, Vladimirskaya Region***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.12 Name: "***Ivtelecom"OAO***
Location: ***17, Lenin St., Ivanovo, 153000***

Mailing address: *17, Lenin St., Ivanovo, 153000*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.13 Name: "***Electrosvyaz"OAO, Tverskaya Region***
Location: ***24, Novotorzhskaya St., Tver, 170000***
Mailing address: ***24, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.14 Name: "***Electrosvyaz"OAO, Kaluzhskaya Region***
Location: ***38, Teatralnaya St., Kaluga, 248 600***
Mailing address: ***38, Teatralnaya St., Kaluga, 248 600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.15 Name: "***Electrosvyaz"OAO, Kostromskaya Region***
Location: ***1, Podlipaeva St., Kostroma, 156601***
Mailing address: ***1, Podlipaeva St., Kostroma, 156601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.16 Name: "***Electrosvyaz"OAO, Moskovskaya Region***
Location: ***23, Proletarskaya St., Khimki, 141400***
Mailing address: ***23, Proletarskaya St., Khimki, 141400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.17 Name: "***Central Telegraph"OAO***
Location: ***7, Tverskaya St., Moscow, 103375***
Mailing address: ***7, Tverskaya St., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.18 Name: "***Electrosvyaz"OAO, Orlovskaya Region***
Location: ***43, Lenin St., Oryol, 302000***
Mailing address: ***43, Lenin St., Oryol, 302000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.19 Name: "***Electrosvyaz"OAO, Ryazanskaya Region***
Location: ***49, Pochtovaya St., Ryazan, 390000***
Mailing address: ***49, Pochtovaya St., Ryazan, 390000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.20 Name: "***Smolensksvyazinform"OAO***
Location: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
Mailing address: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.21 Name: "***Yartelecom"OAO***
Location: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
Mailing address: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.22 Name: "***Svyazinform"OAO, Nizhegorodskaya Region***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Mailing address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.23 Name: "***Kirovelectrosvyaz"OAO***
Location: ***43/1, Drelevskogo St., Kirov,610000***
Mailing address: ***43/1, Drelevskogo St., Kirov,610000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.24 Name: "***Martelcom"OAO, Mariy-El Republic***
Location: ***138, Sovetskaya St., Yoshkar-Ola, 424000***
Mailing address: : ***138, Sovetskaya St., Yoshkar-Ola, 424000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.25 Name: "***Svyazinform"OAO, Mordovia Region***
Location: ***13, Bolshevistskaya St., Saransk,430000***
Mailing address: ***13, Bolshevistskaya St., Saransk,430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.26 Name: "***Svyazinform"OAO, Chuvashskaya Republic***
Location: ***2, Lenin pr., Cheboksary, 428000***
Mailing address: ***2, Lenin pr., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.27 Name: "***Belgorodelectrosvyaz"OAO***
Location: ***3, Revolutsii pl., Belgorod, 308800***
Mailing address: ***3, Revolutsii pl., Belgorod, 308800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.28 Name: "***Voronezhsvyazinform"OAO***
Location: ***35, Revolutsii pr., Voronezh, 394000***
Mailing address: ***35, Revolutsii pr., Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.29 Name: *"Electrosvyaz"OAO, Kurskaya Region*
Location: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
Mailing address: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.30 Name: *"Lipetskelectrosvyaz"OAO*
Location: ***2, Zegelya St., Lipetsk, 398000***
Mailing address: ***2, Zegelya St., Lipetsk, 398000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.31 Name: *"Tambovskaya electrosvyaz"OAO*
Location: ***2B, Antonova-Ovseenko St., Tambov, 392002***
Mailing address: ***114, Sovetskaya St., Tambov, 392002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.32 Name: " ***Svyazinform"OAO, Astrakhanskaya Region***
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Mailing address: ***7/8, Teatralny per., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.33 Name: " ***Electrosvyaz"OAO, Volgogradskaya Region***
Location: ***9, Mira St., Volgograd, 400066***
Mailing address: ***9, Mira St., Volgograd, 400066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.34 Name: " ***Svyazinform"OAO, Samarskaya Region***
Location: ***24, Leningradskaya St., Samara, 443099***
Mailing address: ***24, Leningradskaya St., Samara, 443099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.35 Name: " ***Svyazinform"AO, Penzenskaya Region***
Location: ***1/3, Kuprina St., Penza, 440606***
Mailing address: ***1/3, Kuprina St., Penza, 440606***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.36 Name: " ***Saratovelectrosvyaz"OAO***
Location: ***40, Kisilyova St., Saratov, 410600***
Mailing address: ***124, Pervomayskaya St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.37 Name: " ***Electrosvyaz"OAO, Ulyanovskaya Region***
Location: ***60, L.Tolstoy St., Ulyanovsk, 432601***

Mailing address: ***60, L.Tolstoy St., Ulyanovsk, 432601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.38 Name: "***Electrosvyaz"OAO, Kalmykia Republic***
Location: ***255, Lenin St., Elista, 358000***
Mailing address: ***255, Lenin St., Elista, 358000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.39 Name: "***Electrosvyaz"OAO, Adygeya Republic***
Location: ***18, Gogolya St., Maykop, 352700***
Mailing address: ***18, Gogolya St., Maykop, 352700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.40 Name: "***Electrosvyaz"OAO, Stavropol Territory***
Location: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
Mailing address: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.41 Name: "***Karachaevo-Cherkesskelectrosvyaz"OAO***
Location: ***17,Soyuzny per., Cherkessk, 357100***
Mailing address: ***17,Soyuzny per., Cherkessk, 357100***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.42 Name: "***Rostov-on-Don telegraph"OAO***
Location: ***50, Budyonovski Pr., Rostov-on-Don,344007***
Mailing address: ***50, Budyonovski Pr., Rostov-on-Don,344007***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.43 Name: "***Dagsvyazinform" AO***
Location: ***3, Lenin pl., Makhachkala, 367012***
Mailing address: ***3, Lenin pl., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.44 Name: "***Kabardino-Balkarskie telecommunications"OAO***
Location: ***14, Shogentsukova pr., Nalchik, 360051***
Mailing address: ***14, Shogentsukova pr., Nalchik, 360051***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.45 Name: "***Sevosetinelectrosvyaz"OAO***
Location: ***8-A, Butyrina St., Vladikavkaz, 362000***
Mailing address: ***8-A, Butyrina St., Vladikavkaz, 362000***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.46 Name: " ***Electrosvyaz"OAO, Kurganskaya Region***
Location: ***44, Gogol St., Kurgan, 640000***
Mailing address: ***44, Gogol St., Kurgan, 640000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.47 Name: " ***Electrosvyaz"OAO, Orenburg Region***
Location: ***11, Volodarskogo St., Orenburg, 460000***
Mailing address: ***11, Volodarskogo St., Orenburg, 460000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.48 Name: " ***Uralsvyazinform"OAO, Permskaya Region***
Location: ***68, Lenin St., Perm, 614096***
Mailing address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.49 Name: " ***Uraltelecom"OAO, Sverdlovskaya Region***
Location: ***134b, Lunacharskogo St., Ekaterinburg, 620110***
Mailing address: : ***134b, Lunacharskogo St., Ekaterinburg, 620110***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.50 Name: " ***Ekaterinburgskaya telefonnaya set"OAO***
Location: ***12, Chapaeva St., Ekaterinburg, 620142***
Mailing address: ***12, Chapaeva St., Ekaterinburg, 620142***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.51 Name: " ***Ekaterinburgski telegraph"OAO***
Location: ***4, Asbestovski per., Ekaterinburg, 620067***
Mailing address: ***4, Asbestovski per., Ekaterinburg, 620067***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.52 Name: " ***Ekaterinburgskaya mezhdugorodnaya telefonnaya stantsiya"OAO***
Location: ***11, Blyukhera St., Ekaterinburg, 620041***
Mailing address: ***11, Blyukhera St., Ekaterinburg, 620041***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.53 Name: " ***Udmurttelecom"OAO***
Location: ***278, Pushkinskaya St., Izhevsk, 426000***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.54 Name: " *Altaytelecom"OAO*
Location: ***54, Lenin pr., Barnaul, 656099***
Mailing address: ***54, Lenin pr., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.55 Name: " ***Electrosvyaz" OAO, Altay Republic***
Location: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
Mailing address: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.56 Name: " ***Electrosvyaz"OAO, Kemerovskaya Region***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.57 Name: " ***Electrosvyaz"OAO, Novosibirskaya Region***
Location: ***5, Lenin St., Novosibirsk, 630099***
Mailing address: ***5, Lenin St., Novosibirsk, 630099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.58 Name: " ***Electrosvyaz"OAO, Omskaya Region***
Location: ***36, Gagarina St., Omsk, 644099***
Mailing address: ***36, Gagarina St., Omsk, 644099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.59 Name: " ***Tomsktelecom"OAO***
Location: ***21, Krylova St., Tomsk, 634050***
Mailing address: ***21, Krylova St., Tomsk, 634050***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.60 Name: " ***Tyumentelecom"OAO***
Location: ***56, Respubliki St., Tyumen, 625000***
Mailing address: ***56, Respubliki St., Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.61 Name: " ***Khanty-Mansiyskokrtelecom"OAO***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626608***
Mailing address: ***3, Kominterna St., Khanty-Mansiysk, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.62 Name: " ***Yamalelectrosvyaz" OAO***
Location: ***2, Matrosova St., Salikhard, 626608***

Mailing address: *2, Matrosova St., Salikhard, 626608*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.63 Name: " ***Electrosvyaz"OAO, Krasnoyarsk Territory***
Location: ***102, Mira pr., Krasnoyarsk, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.64 Name: " ***Electrosvyaz" OAO, Khakasia Republic***
Location: ***20, Schetinkina St., Abakan, 662600***
Mailing address: ***20, Schetinkina St., Abakan, 662600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.65 Name: " ***Electrosvyaz"OAO, Irkutskaya Region***
Location: ***37, Sverdlova St., Irkutsk, 664011***
Mailing address: ***37, Sverdlova St., Irkutsk, 664011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.66 Name: " ***Electrosvyaz"OAO, Chitinskaya Region***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.67 Name: " ***Electrosvyaz"OAO, Buryatia Republic***
Location: ***61, Lenin St., Ulan-Ude, 670000***
Mailing address: ***61, Lenin St., Ulan-Ude, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.68 Name: " ***Electrosvyaz"OAO, Primorski Territory***
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Mailing address: ***57, Svetlanskaya St., Vladivostok, 690600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.69 Name: " ***Electrosvyaz"OAO, Khabarovsk Territory***
Location: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
Mailing address: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.70 Name: " ***Telephone-telegraph company"OAO, Jewish autonomous Region***
Location: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
Mailing address: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.71 Name: " ***Amursvyaz"OAO***
Location: ***159, Gorkogo St., Blagoveschensk, 675011***
Mailing address: ***159, Gorkogo St., Blagoveschensk, 675011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.72 Name: " ***Kamchatsvyazinform"OAO***
Location: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
Mailing address: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.73 Name: " ***Magadansvyazinform"OAO***
Location: ***2a, Lenin St., Magadan, 685000***
Mailing address: ***2a, Lenin St., Magadan, 685000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.74 Name: " ***Sakhalinelectrosvyaz"OAO***
Location: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
Mailing address: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.75 Name: " ***Electrosvyaz"OAO, Kaliningradskaya Region***
Location: ***24, Bolnichnaya St., Kaliningrad, 236040***
Mailing address: ***24, Bolnichnaya St., Kaliningrad, 236040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.76 Name: " ***Rostelecom" OAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***5, Delegatskaya St., Moscow, 103091***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.77 Name: " ***Giprosvyaz"OAO***
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Mailing address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.78 Name: " ***Tulatelecom"OAO***
Location: ***33, Lenin pr., Tula, 300000***
Mailing address: ***33, Lenin pr., Tula, 300000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.79 Name: " *Novosibirskaya GTS"OAO*
Location: *17, Oktyabrskaya St., Novosibirsk, 630099*
Mailing address: *17, Oktyabrskaya St., Novosibirsk, 630099*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.80 Name: " *Mobile telecommunications"ZAO*
Location: *55/2, Plyuschikha St., Moscow, 119121*
Mailing address: *55/2, Plyuschikha St., Moscow, 119121*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.81 Name: " *Peterburgskaya telephonaya set"OAO*
Location: *24, B.Morskaya St., Saint-Petersburg, 191186*
Mailing address: *24, B.Morskaya St., Saint-Petersburg, 191186*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.82 Name: "*Sankt-Peterburgskiy mezhdugorodny i mezhdunarodny telephone"OAO*
Location: *3/5, B.Morskaya St., Saint-Petersburg, 191186*
Mailing address: *3/5, B.Morskaya St., Saint-Petersburg, 191186*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.83 Name: " *Sankt-Peterburgski telegraph"OAO*
Location: *14, Sinopskaya nab., Saint-Petersburg, 193167*
Mailing address: *14, Sinopskaya nab., Saint-Petersburg, 193167*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.84 Name: " *RusLizingSvyaz"ZAO*
Location: *6, 2-d Spasonalivkovski per., Moscow, 117 909*
Mailing address: *6, 2-d Spasonalivkovski per., Moscow, 117 909*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.85 Name: " *Kostars"AOZT SK*
Location: *room 33-08, 42/3, Lenunski pr., Moscow, 117119*
Mailing address: *15a, Kalanchevskaya St., Moscow, 107078*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.86 Name: " *Altayskaya investitsionnaya company " AL-TINCOM"ZAO*
Location: *96, Paparanintsev St., Barnaul, 656049*
Mailing address: *96, Paparanintsev St., Barnaul, 656049*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.87 Name: " *Altel"ZAO*

Location: ***54-B,Lenin pr., Barnaul, 656 099***
Mailing address: ***54-B,Lenin pr., Barnaul, 656 099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.88 Name: " ***Baikalvestcom"ZAO***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Mailing address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.89 Name: " ***BRIZ"ZAO Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Mailing address: ***17-1, Starokonyushenny per., Moscow, 121002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.90 Name: " ***Bryanskie sotovye seti"ZAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.91 Name: " ***Vologodskaya sotovaya svyaz"ZAO***
Location: ***109, Zosimovskaya St., Vologda, 160009***
Mailing address: ***109, Zosimovskaya St., Vologda, 160009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.92 Name: " ***BCNET"ZAO***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Mailing address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.93 Name: " ***Globalstar Cosmicheskie telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Mailing address: 5, ***3/25, Sytinski per., Moscow, 103104***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.94 Name: " ***Dag.TV-inform"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***3, Lenin pr., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.95 Name: " ***Dagestanskaya sotovaya svyaz"ZAO***

Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***7, Oscara St., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.96 Name: " ***Delta-Telecom"ZAO***
Location: ***22, B.Morskaya St.,St.Petersburg, 191186***
Mailing address: ***22, B.Morskaya St.,St.Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.97 Name: " ***Yeniseitelecom"ZAO***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.98 Name: " ***Engineer center"ZAO***
Location: ***16, Kazakova St., Moscow, 103064***
Mailing address: ***16, Kazakova St., Moscow, 103064***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.99 Name: " ***Interelectrosvyaz"ZAO***
Location: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
Mailing address: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.100 Name: " ***Infinvest"ZAO***
Location: ***32, Gagarin b., Perm, 614070***
Mailing address: ***54, Stakhanovskaya St., Perm, 614066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.101 Name: " ***Istok i C"ZAO***
Location: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
Mailing address: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.102 Name: " ***Kaluzhskaya sotovaya svyaz"ZAO***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Mailing address: ***85/2, Nikitina St., Kaluga, 248003***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.103 Name: " ***Kedr RMS"ZAO***
Location: ***61, Sovetski pr., Kemerovo, 90 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 90 650099***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.104 Name: " ***Lakhdenpokhski telephone"ZAO***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Mailing address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.105 Name: " ***Narodny Telephone Saratov"ZAO***
Location: ***40, Kiseleva St., Saratov, 410600***
Mailing address: ***40, Kiseleva St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.106 Name: " ***Novgorod Deitacom"ZAO***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Mailing address: ***20, Mikhaylova St., Velikiy Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.107 Name: " ***Orenburg GSM"ZAO***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Mailing address: ***mail box 2153, Orenburg, Russia, 460052***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.108 Name: " ***Permtelecom"ZAO***
Location: ***45, Podlesnaya St., Perm, 614000***
Mailing address: ***45, Podlesnaya St., Perm, 614000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.109 Name: " ***Pulse Radio Yoshkar-Ola"ZAO***
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Mailing address: ***138, Sovetskaya St., Yoshkar-Ola***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.110 Name: " ***ROSPAK"ZAO***
Location: ***2a, Bryusov per., Moscow, 103009***
Mailing address: ***2a, Bryusov per., Moscow, 103009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.111 Name: " ***RTK-I"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.112 Name: " ***RTK-Center"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.113 Name: " ***Svyazinformkomplekt""ZAO***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Mailing address: ***4A, Darvin St., Chelyabinsk, 454087***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.114 Name: " ***Svyazproject"ZAO***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
Mailing address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.115 Name: " ***Sotovaya svyaz Mordovii"ZAO***
Location: ***Saransk, Mordovia Republic, Russia***
Mailing address: ***13, Bolshevistskaya St., Saransk, Russia, 430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.116 Name: " ***Telebarents"ZAO***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Mailing address: ***37, Parkovaya St, Petrozavodsk, 185014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.117 Name: " ***Telecom-Alania"ZAO***
Location: ***47, Kirova St., Vladikavkaz, 362040 RSO-A***
Mailing address: ***6, Gugkaeva St., Vladikabkaz, 362040 RSO-A***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.118 Name: " ***Ulyanovsk-GSM"ZAO***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Mailing address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.119 Name: " ***Usolski telephone"ZAO***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
Mailing address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.120 Name: " ***FK-svyaz"ZAO***
Location: ***14, Volgogradski pr., Moscow, 109316***

Mailing address: ***14, Volgogradski pr., Moscow, 109316***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.121 Name: "***Center vnedrenia specializirovannyh system"ZAO***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Mailing address: ***161, Kirova St., Chelyabinsk, 454005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.122 Name: ***"Digital telecommunications"ZAO***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Mailing address: ***20a, Gagarin St., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.123 Name: " ***Yuzhno-Sibirskaya Sotovaya svyaz"ZAO***
Location: ***13, Severo-Zapadnaya St., Barnaul***
Mailing address: ***13, Severo-Zapadnaya St., Barnaul***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.124 Name: " ***Sotovaya svyaz Birobidzhana"ZAO***
Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
Mailing address: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.125 Name: " ***TyumenRuscom"ZAO***
Location: ***56, Malygina St., Tyumen, Russia, 625048***
Mailing address: ***56, Malygina St., Tyumen, Russia, 625048***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.126 Name: " ***Svyazist"Non-state superannuation fund***
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Mailing address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.127 Name: " ***Region-Svyaz"NPF***
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426008***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.128 Name: " ***AK- Mobiltelecom"OAO***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Mailing address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.129 Name: " ***Alternativnye tefonnye seti"OAO***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Mailing address: ***22, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.130 Name: " ***Russki acceptny bank"CB***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.131 Name: " ***NGTS-Page' OAO***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Mailing address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.132 Name: " ***Rinet"OAO***
Location: ***86, Kirova St., Novosibirsk, 630102***
Mailing address: ***1, Trudovaya St., Novosibirsk 99***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.133 Name: " ***SKET"OAO***
Location: ***4, Tukhachevskogo St., Stavropol, 355040***
Mailing address: ***4, Tukhachevskogo St., Stavropol, 355040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.134 Name: " ***Stavtelecom"OAO***
Location: ***10/12,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
Mailing address: ***mail box 15/85, 23,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.135 Name: " ***Stromgeomash"OAO***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Mailing address: ***35, promzona Lazurnaya, Tver, 170017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.136 Name: " ***Telecom" OAO Ryazanskaya Region***
Location: ***36, Svobody St., Ryazan, 390006***
Mailing address: ***36, Svobody St., Ryazan, 390006***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.137 Name: " ***AMT" OOO***
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Mailing address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.138 Name: " ***Bona" OOO***
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.139 Name: " ***VladPage" OOO***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.140 Name: " ***Vladimirski taxofon" OOO***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Mailing address: ***32"B", Stroiteley pr., Vladimir, 600014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.141 Name: " ***Vyatskaya sotovaya svyaz" OOO***
Location: ***Uralskaya St., Kirov***
Mailing address: ***Uralskaya St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.142 Name: " ***Informtek" OOO***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Mailing address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.143 Name: " ***Mobil-Com" OOO***
Location: ***17, Mira St., Vladimir, 600017***
Mailing address: ***17, Mira St., Vladimir, 600017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.144 Name: " ***Pagetelecom" OOO***
Location: ***6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627***
Mailing address: ***6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.145 Name: " ***Vyatka page" OOO***
Location: ***1, Uralskaya St., Kirov***

Mailing address: ***115, Oktyabrski pr., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.146 Name: " ***Perminform" OOO***
Location: ***2, Krupskoy St., Perm, 614060***
Mailing address: ***2, Krupskoy St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.147 Name: " ***Policomp" OOO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.148 Name: " ***Radio-Rezonans" OOO***
Location: ***8, Okski syezd, N.Novgorod, 603022***
Mailing address: ***8, Okski syezd, N.Novgorod, 603022***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.149 Name: " ***Sevtelecom" OOO***
Location: ***27, Leningradskaya St., Murmansk, 183038***
Mailing address: ***27, Leningradskaya St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.150 Name: " ***Telecom-Stroy" OOO***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Mailing address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.151 Name: " ***Telecom-Terminal" OOO***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Mailing address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.152 Name: " ***Tomsktelecom-Nicola Tesla" OOO***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Mailing address: ***1, Makrushina St., Tomsk, Russia 634040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.153 Name: " ***Torgovy dom "Electrosvyaz" OOO***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.154 Name: " ***Torgovy dom svyazi" OOO***
Location: ***8, Gagarin St., Ekaterinburg, 620026***
Mailing address: ***8, Gagarin St., Ekaterinburg, 620026***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.155 Name: " ***Torgsvyaz" OOO***
Location: ***129/a, Lenin St., Kirov***
Mailing address: ***129/a, Lenin St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.156 Name: " ***Tyumentelecom-Invest" OOO***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Mailing address: ***56, Respubliki St., Tyumen, Russia, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.157 Name: " ***Udmurtskie sotovye seti-450" OOO***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***
Mailing address: ***206, Pushkinskaya St., Izhevsk, 426034***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.158 Name: " ***UralInformTV" OOO***
Location: ***2, Krupskoi St., Perm, 614060***
Mailing address: ***2, Krupskoi St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.159 Name: " ***Centrum" OOO***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Mailing address: ***22, Antikaynena St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.160 Name: " ***Rostinform" Scientific and production center OOO***
Location: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
Mailing address: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.161 Name: " ***Izhcom" Russian-American SP OOO***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Mailing address: ***206, Karl Marx St., Izhevsk, 426057***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.162 Name: " ***ROS" CHOP OOO***
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Mailing address: ***30, Dzerzhinskogo St., Penza, 440062***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.163 Name: " ***Rostelecom-bezopasnost" CHOP OOO***
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Mailing address: ***2/2, Deguninskaya St., Moscow, 127486***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.164 Name: " ***Teleport Ivanovo" (TPI) TOO***
Location: ***90, Tashkentskaya St., Ivanovo, 153032, RF***
Mailing address: ***90, Tashkentskaya St., Ivanovo, 153032, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

27. **The issuer's stockholding in the authorized capital of legal persons – affiliated persons.**
    See items 24, 25, 26.

28. **Stockholding of the issuer's affiliated persons, their founders and officials in the issuer's authorized capital:**
    See items 24, 25, 26.

29. **Owners of 5% and more of voting shares in the issuer's highest management organ.**

Name: ***"Investment Communications Company" PJSC***
Share: ***50,67 %***

Name: ***"Bank Credit Swiss First Boston JSC " (nominal holder)***
Share: ***13,36 %***

Name: ***"Chase Manhattan Bank International" (nominal holder)***
Share: ***5,86 %***

30. **The issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.**
    Organization: ***North-Caucasian Regional Association of Telecommunication Operators***
    The issuer's place and functions in the organization: ***Participant***

31. **The issuer's branches and agencies.**

Name: ***Anapa Joint District Communications Center***
Location: ***Anapa***
Mailing address: ***111, Novorossiyskaya St., Anapa***

Director: ***Vladimir V. Smaglyuk***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Armavir Joint Communications Center***
Location: ***Armavir***
Mailing address:***91, Lenin St., Armavir***
Director: ***Nickolay N. Mikhaylichenko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Yeisk Joint Communications Center***
Location: ***Yeisk***
Mailing address:***45, Schshorsa St., Yeisk***
Director: ***Vladimir I. Sokur***
Date of inauguration: ***20.04.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kropotkin Joint Communications Center***
Location: ***Kropotkin***
Mailing address:***102, Krasnaya St., Kropotkin***
Director: ***Victor M. Yefanov***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krymsk Joint Communications Center***
Location: ***Krymsk***
Mailing address:***37, Sineva St., Krymsk***
Director: ***Sergei A. Kashkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kurganinsk Communications Center***
Location: ***Kurganinsk***
Mailing address:***24, Lenin St., Kurganinsk***
Director: ***Mikhail G. Barishnikov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Novorossiysk Joint Communications Center***
Location: ***Novorossiysk***
Mailing address:***36, Sovetov St., Novorossiysk***
Director: ***Edward S. Ilyushin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Pavlovskaya Communications Center***
Location: ***Pavlovskaya***
Mailing address:***294, Gorkogo St., Pavlovskaya***
Director: ***Anatoly A. Kornov***

Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Sochielectrosvyaz"***
Location: ***Sochi***
Mailing address:***1/2, Vorovskogo St., Sochi***
Director: ***Alexander V. Apalko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Joint Communications Center***
Location: ***Tikhoretsk***
Mailing address:***24-a, Oktyabrskaya St., Tikhoretsk***
Director: ***Svetlana V. Korotenko***
Date of inauguration: ***1.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tuapse Joint Communications Center***
Location: ***Tuapse***
Mailing address:***9, K.Marx St., Tuapse***
Director: ***Zakhar K. Avedisyan***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kubansvyazservice***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Galina I. Skidanova***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Operational and Technical Communications Center***
Location: ***Krasnodar***
Mailing address:***49, Kutuzova St., Krasnodar***
Director: ***Vitali I. Kondratyev***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Operational and Technical Communications Center***
Location: ***Tikhoretsk***
Mailing address:***365, Leningradskaya St., Tikhoretsk***
Director: ***Sergei S. Musienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Motor-Transport Depot***
Location: ***Krasnodar***
Mailing address:***152, Garazhnaya St., Krasnodar***
Director: ***Sergei S. Lychak***
Date of inauguration: ***20.05.1994***

Letter of attorney is valid till: ***31.12.2001***

Name: ***Training & Commercial Center for Telecommunications and Informatics***
Location: ***Krasnodar***
Mailing address:***1, Industrialnaya St., Krasnodar***
Director: ***Yuri N. Belov***
Date of inauguration:***01.10.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Kubantaksofon"***
Location: ***Krasnodar***
Mailing address:***12, Klubnaya St., Krasnodar***
Director: ***Alexander G. Sokolchik***
Date of inauguration: ***29.12.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Timashevsk Joint Communications Center***
Location: ***Timashevsk***
Mailing address:***179, Krasnaya St., Timashevsk***
Director: ***Stanislav L. Novokovsky***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar City Telecommunications Center***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Ivan F. Ignatenko***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Krasnodargrazhdansvyazremstroy" SMU***
Location: ***Krasnodar***
Mailing address:***130/1, Aivazovskogo St., Krasnodar***
Director: ***Valery I. Kurennoy***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Dinskaya District Communications Center***
Location: ***Dinskaya***
Mailing address:***47, Krasnaya St., Dinskaya***
Director: ***Vladimir B. Zubov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Korenovsk Joint Communications Center***
Location: ***Korenovsk***
Mailing address:***209-a, K.Marx St., Korenovsk***
Director: ***Valery V. Fomkin***
Date of inauguration: ***20.05.1994***

Letter of attorney is valid till: *31.12.2001*

Name: ***Kanevskiy Joint Communications Center***
Location: ***Kanevskaya***
Mailing address:***96, Nesterenko St., Kanevskaya***
Director: ***Nickolay V. Serguienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Center of New Technologies***
Location: ***Krasnodar***
Mailing address:***40, Komsomolskaya St., Krasnodar***
Director: ***Konstantin V. Yunov***
Date of inauguration: ***1.01.2000***
Letter of attorney is valid till: ***31.12.2001***

32. **The issuer's employees number.**
Average number of the issuer's employees including those , working at its branches and agencies, for the period under review: *11 580*

33.Description of the issuer's basic activities.

General development of the industry:
Development of the industry is dynamic and characterized by introduction of up-to-date foreign technologies. At the present time the volume of capital construction is slightly decreasing which is caused by crisis consequences in the country's economy.
Basic activities and their share in total gross output.
Basic activities:
Basic activities, making about 87% of total profit, are the following:

- ***long-distance and international telephone communications***
- ***local telephone communications***
- ***telegraphy***
- ***data transmission and telemetric services***
- ***mobile wireless communications***
- ***wired radio broadcasting***
- ***lease of channels and communication circuits***
- ***new and additional services***
- ***other telecommunication services.***

The rest 13 % of income is provided by the following activities:

- ***transport services***
- ***resort business***
- ***repair and construction works***
- ***miscellaneous***

Basic activities and marketing outlets (users).
Their share in total profits.

long-distance and international telephony – 297696.3 thousand rubles
document communication - 27639.4 thousand rubles
city telephony 132936.7 thousand rubles
rural telephony - 42896.6 thousand rubles
wired radio - 12396 thousand rubles
wireless communication with mobile objects - 832.3 thousand rubles
new telecom services - 3982.1 thousand rubles

Sources of primary products, materials, services.

Main suppliers:
Main foreign suppliers of switching equipment:

- *Ericsson, Sweden*
- *Siemens, Germany*
- *Iskratel, Slovenia*

Main suppliers of transmission systems and fiber-optic cables:

- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems*

Besides foreign suppliers the Company works with all Russian manufactures of communication systems , among them "Armavir plant of communication facilities" with its fiber-optic cable.
The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.

The issuer's marketing outlets.

Legal and natural persons are the users of "Kubanelectrosvyaz" JSC's services.

Seasonal nature of activities.
All the Company's activities are not of seasonal nature except for resort business.

Activity practice with respect to reserves.
The Company follows the policy of material reserves' reduction. At the same time amount of reserves grows because of new branches' establishment.
Presence of cash resources at the branches' accounts can be explained by the fact that cash transfer from communication offices(evening cash) to branches' accounts takes one day.

Main competitors.

The Company has competitors only among cellular communication and personal radio call operators, Internet providers and multi-system networks' operators. At the present time three standards exist in the Krasnodar Region: GSM-900, NMT-450, AMPS-800.

34. Investment declaration. Description of the issuer's activities.
Submitted only by investment funds

35. Plans of the issuer's future activities.

Plans of future activities.

Long-term strategic directions:
creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS),
introduction of new technologies: ISDN, IP-telephony, ATM, xLSL,
integration of communication and management infrastructures with international informational and switching systems;
improvement of the provided services;
optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
maximization of the Company's profitability.

In its activity "Kubanelectrosvyaz" PJSC follows the principles and directions:

Sharp increase of the capacity of local and zonal telephone networks.
Modernization of telephone networks, introduction of new technologies (ATM, DECT, CDMA, xDSL).
Expansion of services (Internet, ISDN, Frame Relay).
Active tariff policy.
Carrying out thorough marketing analysis and pressing advertising policy
Hard control of expenditures' volume.

36. Information about the issuer's authorized capital.
The issuer's authorized capital rate (RUR): ***506 142 862.5***

The authorized capital lay-out according to the shares' categories:
Common shares:
Total amount(RUR): ***379 606 697.25***
Share in authorized capital: ***74.999911 %***
Preference shares:
Total amount (RUR): ***126 536 165.25***
Share in the authorized capital: ***25.000089 %***

37. Information about the state (municipal institution's) share in the issuer's authorized capital.
The authorized capital's share which is the state (municipal) property:
no such share

The issuer's share holding fixed as state (municipal) property:
no such share
Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal institutions to participate in the issuer's management ("golden share"):
not provided

38. Information about the issuer's declared shares.

38.1
Category: ***ordinary***
Form: ***registered, non-documentary***
Full name of declared shares' category/type: ***ordinary registered***
Nominal value(RUR): ***35.97***
Number: ***1 200 000***
Total value (RUR): ***43 164 000***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

38.2
Category: ***preference***
Type;
Form: ***registered, non-documentary***
Full name of declared shares' category/type: : ***preference***
Nominal value(RUR): ***35.97***
Number: ***300 000***
Total value (RUR): ***10 791 000***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

39. The issuer's essential agreements and obligations:
None

40. The issuer's obligations on the emission of shares and securities that can be converted into shares:
no such obligations

41. Information about the sanctions imposed on the issuer, its participation in court hearings and examinations:

Date of the sanction's application:***19.11.1998***
Institution that imposed the sanction: ***state fiscal inspection of Pavlovskaya region***
Cause of sanction: ***non-inclusion of taxable sums into the natural persons' total revenue.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***16***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of taxable yearly sales in 1996 (VAT charge). Underdeclaration of credit turnover.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***5 612.53***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***

Cause of sanction: ***wrong calculation of highway users' tax.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***1 276.82***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of tax on maintenance of housing resources and social & cultural objects .***
Form of sanction: ***penalty***
Size of sanction(RUR):***794.43***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***12.08.1999***
Institution that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***
Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***320 000***
Degree of the sanction execution: ***executed***

During the period under review there was no court examination that could essentially affect the issuer's activity .
During the period under review there were no inspections of the issuer's activities.

42. Important facts (events, actions) that took place during the reported period.
No such facts.

43. Information about reorganizations of the issuer and its subordinate & affiliated establishments.
Reorganizations didn't take place

44. Additional essential information about the issuer.
In May 2000 at the conference of the directors of telecom joint-stock companies of the Southern Federal District it was decided to establish South-Russian telecommunications company (UTK). "Kubanelectrosvyaz" PJSC was determined a base company when joining and restructuring the telecom companies. The Company's general director Gorbachev V.L. was appointed coordinator of this reorganization in the Southern Federal District. Technical program of the telecom companies' reorganization, the consulting company "Renaissance Capital" as a financial adviser and a Draft agreement between regional operators and the company "Renaissance Capital" were approved at the regular conference. Scheduled program of measures for amalgamation of the telecom operators was also coordinated and approved by the chairman of the acceptance committee.
During the reported year Phase I of reorganization of the telecom companiesof the Southern Federal District was completed and accepted

Additional essential information about the issue for the reported period doesn't exist.

B. Information about the issuer's economic and financial activity

45. Annual accounts for the last three financial years

See Appendix.

46. The issuer's accounts for the quarter under review

See Appendix

47. Events resulting in increasing or decreasing the issuer's asset value in the reported quarter by more than 10 %.
Such events didn't take place.

The issuer's assets value at the date of ending of the quarter preceding the reported one: ***2 803 706 000 rubles***
The issuer's assets value at the date of ending of the reported quarter:

Events resulting in increasing or decreasing the issuer's asset value in the IV quarter of the last year by more than 10 %.
Such events didn't take place.

The issuer's assets value at the date of ending of the III quarter of the last year:
2 511 844 000 rubles
The issuer's assets value at the date of ending of the IV quarter of the last year:
2 803 706 000 rubles

48. Events resulting in increasing the issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Such events didn't take place.

The issuer's net profits (losses) value for the quarter preceding the reported one: ***52 008 000 rubles***

The issuer's net profits (losses) value for the reported quarter:
91 597 000 rubles

Events resulting in increasing the issuer's net profits (losses) in the IV quarter of the last year by more than 20% as compared to the III quarter of the last year:

Such events didn't take place.

The issuer's net profits (losses) value for the III quarter of the last year: ***rubles***
The issuer's net profits (losses) value for the IV quarter of the last year:***rubles***

49. Information about the formation and usage of reserve and other special funds of the issuer.

Size of reserve fund at the end of the reported quarter (thousand rubles): 47260
Volume of receipts into the reserve fund in the reported quarter (thousand rubles): 0
Volume of means used from the reserve fund in the reported quarter (thousand rubles): 0

Name (purpose) of the special fund: SOCIAL SPHERE FUND
Amount of the fund at the end of the reported quarter (RUR thousand): 63 881
Volume of receipts into the fund in the reported period (RUR): 0
Volume of means used from the fund in the reported period (RUR): 0

50. The issuer's contracts in the reported quarter exceeding 10 % of the issuer's assets at the end of the quarter, preceding the reported one.
Such contracts didn't take place

51. Information about the directions of usage of cash resources resulting from registration of issued securities.
There/s no such directions of the means' usage in the reported quarter.

52. Borrowing current assets received by the issuer and its branches during the quarter under review.
Information about the amount of borrowing current assets received by the issuer as at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period(RUR)
Long-term credits of banks		170 000 000	-	170 000 000
Including not repaid in time	-	-	-	-
Other long-term loans	57 980 000	17 397 000	57 670 000	17 707 000
Including not repaid in time	-	-		
Short-term credits of banks	62 089 000	485 842 000	456 022 000	91 909 000

Including not repaid in time				
Bank credits for the employees				
Including not repaid in time				
Other short-time loans				
Including not repaid in time				

53. Accounts receivable and payable of the issuer and its branches during the reported quarter.

Information about the amount of the issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term	151 061 000	492 499 000	484 146 000	159 414 000
Including overdue	44 575 000			48 725 300
Including overdue for more than 3 months	24 962 000			27 036 000
Including on:				
Long-term	1 901 000			1 926 000
Including overdue	1 302 000			1 302 000
Including overdue for more than 3 months	1 302 000			1 302 000
2)Accounts payable:				
Short-term	282 261 000	708 426 000	670 756 000	319 931 000
Including overdue	18 267 000	850 000	14 484 000	4 633 000
Including overdue for more than 3 months	18 207 000	317 000	14 484 000	4 040 000
Including on:				
Long-term	243 738 000			230 389 000
Including overdue	3 658 000		2 587 000	1 071 000
Including overdue for more than 3 months	3 658 000		2 587 000	1 071 000
Including on:				
Securities:				
Received				
Including from third persons				
Including on:				
Securities:				
given				
Including to third persons				
Including on:				
3) Bill circulation:				

Given bills				
Including overdue				
Including on:				
Received bills				
Including overdue				
Including on:				

54. The issuer's financial investments.

Information about the issuer's financial investments as at the end of the reported period:

Description	Investments rate as at the end of the reported quarter(RUR)		
	Short-term (up to 1 year)	Long-term (above 1 year)	Total
Investments into government securities of the Russian Federation	-	-	-
Investments into government securities of the subjects of the Russian Federation	-	-	-
Investments into securities of the institutions of local governing	-	-	-
Investments into shares of other companies	-	1 814 000	1 814 000
Investments into bonds and other debentures	-	-	-
Other granted loans	-	-	-
Investments into the issuer's branch establishments		304 223 000	304 223 000
Investments into the issuer's subordinate companies	-	332 000	332 000

Financial investments into companies wound out of business according to statutory order in the Russian Federation

Name of the company	Date of winding - up	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Financial investments into companies declared bankrupt according to statutory order in the Russian Federation			
Name of the company	**Date of winding-up**	**Decision-making authority**	**Rate of investments (RUR)**
			-
Total			-

Total issuer's assets rate as at the end of the reported quarter (RUR)	**3 528 163 000**

Financial investments in the companies exceeding 10 % of the issuer's assets as at the date of ending of the reported quarter		
Name of the company	**Amount of investments (RUR)**	**Share in assets**
	-	0 %
Total	-	0 %

55. Other important information about the issuer's economic and financial activity: *none*

C. Information about the issuer's securities

56. Information about the issuer's shares.

Number of issue: *1*
Category: ***ordinary***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock***

company
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***298 310***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
None

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: ***2***
Category: ***ordinary***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration: ***31.03.1995***

Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:***31.03.1995***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: *2*
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:

All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***ordinary***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35 970 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration: *22.04.1997*
Registration number: ***18-1-1807***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration: *24.10.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market
Non-commercial partnership " Trade System RTS"
ADR-I for ordinary shares – OTC USA

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***preference***
Type of shares:
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35 970 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165 250***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1808***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market
Non-commercial partnership " Trade System RTS"
ADR-I for ordinary shares – OTC USA, Frankfort and Berlin Stock Exchanges.
Additional important information about the issued shares:
none

57. Information about the issuer's bonds.
Issue of bonds didn't take place

D. Other information about the issuer's securities.

58,59,60. The issuer's shareholders' rights. The issuer's share dividends .
58.1
Category of shares: ***ordinary***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***ordinary nominal***
Rights of a shareholder of this category: ***The Company's ordinary shareholders can participate in general shareholders' meeting with voting authority on all questions within its terms of reference, they also have the right to get dividends, and in case of the Company's liquidation– to get a part of its property.***

Dividends for shares of this category (type):
Period : ***1995 , IV quarter***
One share dividend (RUR) : ***0,171***
Total amount of dividends for shares of this type (category) (RUR) : ***1 812 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):

1 812 000

Period : ***1996, IV quarter***
One share dividend (RUR) : ***0,53***
Total amount of dividends for shares of this type (category) (RUR) : ***5 593 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
5 593 000

Period : ***1997, IV quarter***
One share dividend (RUR) : ***0,935***
Total amount of dividends for shares of this type (category) (RUR) :
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period : ***1998, IV quarter***
One share dividend (RUR) : ***0,6***
Total amount of dividends for shares of this type (category) (RUR) : ***6 292 355***
Total amount of dividends actually paid for shares of this category (type) (RUR):
12 415 500

Period : ***1999, IV quarter***
One share dividend (RUR) : ***1,94***
Total amount of dividends for shares of this type (category) (RUR) :
Total amount of dividends actually paid for shares of this category (type) (RUR):

Size of dividend , date of payment of which does not start (RUR):

58.2
Category of shares: ***preference***
Type of shares : ***A***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***preference nominal of type A***
Rights of a shareholder of this category (type): ***The Company's preference shareholders can participate in general shareholders' meeting with voting authority on questions about the Company's reorganization and liquidation. The preference shareholders have the voting authority at the general shareholders' meeting on the questions dealing with amendments and changes in the Company's Charter , limiting the rights of the shareholders of this type of actions, including definition or increasing of the dividend size and (or) definition or increasing of liquidation value, paid for preference shares of preceding succession, and also giving priority in order of dividend payments and (or) shares' liquidation value to shareholders' of preference shares of other type.***

Preference shareholders have the right to receive the shares' nominal value if the Company is liquidated.

Dividends for shares of this category (type):
Period : ***1995, IV quarter***
One share dividend (RUR) :***2,575***
Total amount of dividends for shares of this type (category) (RUR) : ***9 060 000***

Total amount of dividends actually paid for shares of this category (type) (RUR):
9 060 000

Period : ***1996, IV quarter***
One share dividend (RUR) :***5,299***
Total amount of dividends for shares of this type (category) (RUR) : ***18 644 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
18 644 000

Period : ***1997, IV quarter***
One share dividend (RUR) :***7,012***
Total amount of dividends for shares of this type (category) (RUR) :
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period : ***1998, IV quarter***
One share dividend (RUR) :***3***
Total amount of dividends for shares of this type (category) (RUR) : ***10 557 129***
Total amount of dividends actually paid for shares of this category (type) (RUR):
4 138 500

Period : ***1999, IV quarter***
One share dividend (RUR) : ***8,32***
Total amount of dividends for shares of this type (category) (RUR) :
Total amount of dividends actually paid for shares of this category (type) (RUR):

Size of dividend , date of payment of which does not start (RUR):

61. Limitations in the securities' circulation.
See items 56 and 57

62. Other important information about the issuer's securities.
At the annual general shareholders' meeting of "Kubanelectrosvyaz" PJSC held on June,2 1998, changes were made in the Company's Charter because of denomination, the Company's authorized capital amounts to 506 142 862.5 rubles. Nominal value of a share is 35 rubles 97 kopecks. Besides, at this meeting number of declared (authorized) shares was increased up to 1 200 000 ordinary and 300 000 preference shares.
Since February 2001 the shares are included in the lists of MMVB (Moscow Interbank Currency Exchange).

APPENDIX

Accounting records for the year 1998

Balance sheet of "Kubanelectrosvyaz" PJSC

ACCOUNTING POLICY

1. *Activity accounting in the Company is maintained by accounts department headed by chief accountant.*
2. *Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal & order form.*
3. *While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.*
4. *Sales proceeds are determined after execution of work (services) and presenting pay-documents to a customer.*
5. *Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.*
   To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:
   - *cable lines supported on poles or built on buildings' walls:*
     with metal casing (code 30018)
     with plastic casing (code 30019)
   - *communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

Depreciation of intangible assets are made according to standards determined by the company according to the specified time of their effective serviceability. This time of effective usage is determined since the moment of registration of intangible assets.

If it is impossible to determine time of effective usage of some intangible assets, then standards of depreciation are specified on the basis of ten years (but not more than the period of the company's validity).

7. Fixed and intangible assets' accounting must be carried out in sumsrounded to whole rubles.

Resulting differences in sums must be written off regarding financial result , not decreasing the taxable profit.

8. Current assets include objects having value no more than 100-multiple size of monthly wage floor at the date of acquisition.

9. Value of operational means of labor and articles of little value is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness. For kindergarten, rest hotel and resort center– by means of depreciation accounting at the rate of 100% when putting into operation means of labor and articles mentioned above.

10. Articles of little value, no more than one-twentieth of the specified limit for one article, are paid off when putting into operation.

11. To ensure the accounting data adequacy, the inventory of property and financial obligations must be taken before making up annual balance sheet. Inventory of fixed assets is taken once in three years.
12. Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to their actual cost.
13. Unfinished production is indicated in balance sheet according to actual cost of work performed.
14. Basic assets and other property can be sold to the company's employees at the price by 1 % higher than its actual cost.
15. The company's representation expenses are to be included into the prime cost of production (works, services) within the legal standards and regulations, and when there are no such standards, some of the representation expenses can be paid at the expense of the company's profit.
16. Total amount of expenses for personnel training, included into the prime cost of production (works, services), must not exceed 2 % of labor costs included into the prime cost.
17. To distribute evenly forthcoming costs among the production costs of the period under review the reserve for basic assets' repairs can be created.
18. Expenses, made in the reported period but related to next periods under review, are presented in balance accounting as expenses of future periods and are referred to costs of the period they are related to.
19. On the basis of the results of the accounts' receivable inventory, made at the end of the reported year, reserve fund of bad debts for account with other companies is created with assignment of the reserve sums to the results of economic activities.
20. Differences due to rate of exchange are included once only into the company's income or losses at the end of the reported year in the form of balance.
21. Full actual cost of production (works, services) is calculated at the company. Costs, included in account 26 "General total costs" are debited to accounts 20 "Major production" and 23 "Auxiliary production".
22. Indirect costs are distributed among the objects of calculation according to workers' wage rate.
23. Current and capital outlays, made at the expense of the company's profit, are accounted at the expense of undivided profit of the previous year formed at the account 88 "Undivided profit (outstanding losses)".
Expenditures not provided with adequate sources must not be made.
24. Assessments to budget at the expense of the company's profit including penalties for breach of fiscal legislation are considered at the account 81 "Use of profits".
25. Accounting period for charge of proceeds of services is considered to be a month from day 25 to day 25

BALANCE SHEET

As at March,30 1999
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	4 132	3 387
establishment expenses	111		
patents, licenses, trade marks and other similar rights and assets	112	1 771	128
Fixed assets (01,02,03)	120	1 359 156	1 554 648
land and natural resources	121		
buildings, facilities, machines and equipment	122	1 214 250	1 530 235
Unfinished construction (07,08,61)	130	148 547	192 729
Long-term financial investments (06, 82)	140	11 314	8 447
investments into branch establishments	141	5 100	2 400
investments into dependant companies	142	282	332
investments into other companies	143	102	5 715
loans granted to companies with term over 12 months	144		
other long-term financial investments	145	5 830	
Other long-term assets	150		
TOTAL for section 1	190	1 523 149	1 759 211
2. CURRENT ASSETS			
Inventories and expenses	210	68 710	84 823
raw materials, materials and other similar items (10,15, 16)	211	38 421	43 807
cattle (11)	212	178	188
articles of little value and with short life-time (12, 13,16)	213	18 270	24 117
goods in process(20,21,23,29,30.36,44)	214	218	44
finished products and merchandise(40,41)	215	10 055	12 368
dispatched goods (45)	216		236
deferred expenses (31)	217	1 628	4 063
other inventories and expenses	218		
VAT on acquired valuables (19)	220	18 225	17 887
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	3 424	2 750
buyers and customers(62,76,82)	231		205
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		
Other receivables	235	3 434	2 545
Accounts receivable(with payments expected within 12 months since reporting date)	240	143 262	155 053

buyers and customers(62,76,82)	241	112 063	105 972
notes receivable(62)	242	112	
branch establishments and dependant companies (78)	243		
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	3 590	1 870
other receivables	246	27 497	47 202
Short-term financial investments (56,58,82)	250	1 507	2 669
investments into dependant companies	251		
bought out own shares	252	1 507	2 669
other short-term financial investments	253		
Cash resources	260	22 809	11 482
cash (50)	261	1 056	762
settlement accounts (51)	262	16 364	9 194
currency accounts (52)	263	370	816
Other cash resources (55,56,57)	264	5 019	710
Other current assets	270		
TOTAL for section 2	290	257 997	274 664
3. LOSSES			
Uncovered losses of past years (88)	310	118 311	
Uncovered losses of the reporting year	320		63 761
TOTAL for section 3	390	118 311	63 761
BALANCE (sum of the lines 190+290+390)	399	1 899 457	2 097 636

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	**2**	**3**	**4**
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	595 410	805 914
Reserve capital (86)	430	12 333	12 333
mandatory reserve funds	431	12 333	12 333
reserve fund required by constituent documents	432		
Accumulation funds (88)	440	163 570	
Social funds (88)	450	77 523	66 602
Special purpose financing and funds (96)	460	431	2 814
Retained profit of past years (88)	470	245 248	
Retained profit of the reported year	480		103 622
TOTAL for section 4	490	1 600 658	1 497 428
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	58 520	58 114
long-term bank credits	511	550	
other long-term loans	512	57 970	58 114
Other long-term liabilities	520		
TOTAL for section 5	590	58 520	58 114
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	39 013	92 617
bank credits	611	38 573	92 617
other loans	612	440	
Accounts payable	620	185 995	245 261
suppliers and contractors (60,76)	621	91 494	140 532
notes payable(60)	622		
debt to branch establishments and dependant companies (78)	623		

wages to employees(70)	624	12 480	13 920
social insurance (69)	625	7 796	9 348
debt to budget (68)	626	18 010	30 189
advance payments(64)	627	37 067	36 674
other payables	628	19 148	14 598
Dividend settlements (75)	630	9 687	23 578
Deferred income (83)	640	2 707	6 890
Consumption funds (88)	650		3 041
Provision for future expenses and payments(89)	660		
Other short-term liabilities	670		
TOTAL for section 6	690	237 402	371 387
BALANCE (sum of the lines 490+590+690)	699	1 896 580	1 926 929

PROFITS AND LOSSES STATEMENT

As at March,30 1999
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line-code	For the reported period	For the similar period of the previous year
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	1 296 086	1 120 447
Cost price of goods , services sold	20	903 787	806 680
Commercial expenses	30		
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	365 299	313 767
Interest income	60	116	42
Interest expenses	70		4
Income from participation in other enterprises	80	278	1 160
Other operating income	90	98 099	24 719
Other operating expenses	100	304 350	38 769
Economic profit (loss)(lines 050-060-070-080-090-100)	110	159 442	300 915
Other non-sales income	120	6 092	6 486
Other non-sales expenses	130	32 495	6 721
Profit (loss) of the reported period (lines 110-120-130)	140	133 039	300 680
Profit tax	150	27 607	54 017
Allocated funds	160	1 810	1 415
Retained profit (loss) of the reported period (lines 140+150+160)	170	103 622	245 248

CAPITAL FLOW STATEMENT

As at: **March,30. 1999**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line code	Opening balance	Inflow in the reported year	Expenses in the reported year	Closing balance
1	2	3	4	5	6
1. OWNED CAPITAL					
Authorized capital	010				
Additional paid-in capital	020				
increase of property value according to reappraisal	021				
Reserve fund	030				
	040				
Retained profit of past years	050				
Accumulation funds - total	060				
Social fund	070				
	080				
Special purpose financing and inflow from budget	090				
Special purpose financing and out of budget cash inflow from branch and inter-branch funds - total	100				
TOTAL for section 1	130				
2. OTHER FUNDS AND RESERVES					
Consumption fund - total	140				
Provisions for future expenses and payments - total	150				
Appraisal reserves - total	160				
	170				
TOTAL for section 2	180				

REFERENCES

Description	Line code	Opening balance	Closing balance
1	2	3	4
1) Net assets	185		
		from the budget	**From branch and inter-branch funds**

		3	4
2) Received for:			
financing of capital investments	191		
financing of research works	192		
recovery of damages	193		
social services	194		
other purposes	195		

CASH FLOW STATEMENT

As at: **March, 30, 1999**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line code	Amount	Including		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1.Opening cash balance	010	19 040	x	x	x
2. Cash inflow - total	020	1 730 175	1 726 635	3 540	
including :					
revenue from sales of goods, works and services	030	1 122 540	1 122 540		
revenue from selling fixed assets and other property	040	3 970	3 970		
advance payments from buyers (customers)	050	36 674	36 674	x	x
budget allocation and other special purpose financing	060	3 281	9	3 272	
non-repayable (gratis)	070	11	11		
credits, loans	080	318 817	318 817		
dividend payments, interest under financial investments	090	268	x	268	
other cash inflow	110	244 614	244 614		
3. Cash expenses - total	120	1 738 443	1 223 000	169 454	
including:					
payments for goods, works, services	130	329 687	321 134	8 553	
salaries	140	245 437	x	x	x

social costs	150	100 552	x	x	x
sums paid out on account	160	29 421	29 421		
advance payments	170	1 988	1 988		
share holding in construction	180	299	x	299	x
machines, equipment, means of transport	190	149 246	x	149 246	x
financial investments	200				
dividend, interest payments	210	11 356	x	11 356	
budgetary payments	220	254 152	254 152	x	
payments of the interest under credits and loans	230	27 762	27 762		
Other payments	250	588 543	588 543		
4. Closing cash balance	260	10 772	x	x	x

Reference:		
In line 020 inflows in cash(except for line 100) - total	270	840 959
including payments from:		
legal persons	280	284 458
natural persons	290	556 501
including using:		
cash registers	291	334 758
severe accounting forms	292	221 743
Cash resources:		
Receipts from bank to the company's cash	295	124 841
Cash receipts from company to the bank	296	345 408

ANNEXES TO THE BALANCE SHEET

As at: **March,30, 1999**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

1. BORROWED ASSETS FLOW

Description	Line code	Opening balance	Received	Redeemed	Closing balance
1	2	3	4	5	6
Long-term bank credits	110	550		550	
including those not redeemed in time	111				
Other long-term loans	120	57 970	144	-	58 144
including those not redeemed in time	121				
Short-term bank credits	130	38 573	318 563	264 519	92 617
including those not redeemed in time	131				
Bank credits for employees	140				
including those not redeemed in time	141				
Other short-term loans	150	440	110	550	-
including those not redeemed in time	151				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
Accounts receivable:					
short-term	210	143 819	1 271 659	1 260 189	155 289
including overdue	211	22 148	106 560	100 912	27 796
including for more than 3 months	212	18 454	84 920	82 183	21 191
long-term	220	3 424	995	1 669	2 750
including overdue	221				
including for more than 3 months	222				
from line 220 accounts expected to be received in more than 12 months after reporting date	223	57	76	10	123

Accounts payable:					
short-term	230	185 995	2 183 788	2 124 522	245 261
including overdue	231	13 032	173 422	160 129	26 325
including for more than 3 months	232	11 521	108 728	103 029	17 220
long-term	240	2 877	184 966	17 136	170 707
including overdue	241				
including for more than 3 months	242				
from line 240 accounts expected to be paid in more than 12 months after reporting date	243	2 877	184 966	17 136	170 707
Security:					
received	250				
including from third person	251				
given	260				
including to third persons	261				

REFERENCES FOR SECTION 2

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
1) Bills' circulation					
Bills given	262				
including overdue	263				
Bills received	264	112	36	148	
including overdue	265				
2) Accounts receivable for supplied production (works, services) according to actual cost	266		236		236
		For the reported year		For the previous year	
1	2	3		4	
3) Receivables written off to financial results	267	3 986			
including at the end of time-limit	268	1 782			

4) List of debtors having the largest debts

Name of organization	Line code	Closing balance	
		total	including overdue for more than 3 months
1	2	3	4
Budgetary (others)	270	12 825.6	10 107.1
Agricultural complex	271	9 724.1	6 457.7
Ministry of Internal Affairs	272	6 467.9	4 104.1
Population	273	28 501.9	2 795.5
Local administration	274	1 070.3	1 526.9
Center of government communications	275	2 688.8	2 080
Enterprises run on a paying basis	276	35 189.2	11 638.8
Power (energy) complex	277	610	-
Department of Defense	278	8 742.1	7 707
TV and radio companies	279	151.3	127.4

3. DEPRECIABLE ASSETS

Description	Line code	Opening balance	Put in operation	Retired	Closing balance
1	2	3	4	5	6
1. INTANGIBLE ASSETS					
Rights for objects of intellectual (industrial) property	310	1 489	930	2 255	164
including rights according to:					
author's contracts and other contracts on works of science, literature, art, software programs, data bases and others.	311	1 423	822	2 245	-
patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use	312	66	108	10	164
right for "know-how"	313				
Rights for use of isolated natural objects	320		17		17
Organizational expenses	330				
Business (reputation) of the company	340				
Miscellaneous	349	3 001	5 699	4 702	3 998
Total (sum of the lines 310+320+330+340+349)	350	4 490	6 646	6 957	4 179
2. FIXED ASSETS					
Land and natural resources	360				
Buildings	361	446 111	53 156	26 925	472 342
Constructions	362	359 893	430 412	14 219	776 086

Machines and equipment	363	997 934	181 327	13 097	1 166 164
Means of transport	364	49 609	4 945	6 598	47 956
Working and household equipment	365	11 121	2 139	700	12 560
Workstock	366				
Productive cattle	367				
Long-lived plantations	368				
Other fixed assets	369	363 043	317	351 068	12 292
Total (sum of lines 360-369)	370	2 227 711	672 296	412 607	2 487 400
including:					
production	371	2 077 283	657 652	393 527	2 341 409
non-production	372	150 428	14 643	19 080	145 991
3. OBJECTS OF LITTLE VALUE AND WITH SHORT LIFE-TIME - TOTAL	380	42 316	43 976	30 398	55 894
including:					
put in storage	381	5 546	211 167	21 878	4 835
put in operation	382	36 770	22 809	8 520	51 059

REFERENCE TO SECTION 3

Description	Line code	Opening balance	Closing balance
1	2	3	4
From line 371, columns 3 and 6:			
subleased – total:	385	873	18 891
including:			
buildings	386	391	507
facilities	387		
transport	388	482	18 384
	389		
laid up	390		
Depreciable assets:			
Intangible assets	391	358	792
Fixed assets - total	392	868 555	932 752
including:			
buildings and facilities	393	248 567	658 629
machines, equipment, means of transport	394	451 641	268 631
other	395	168 347	5 492
objects of little value and with short life time	396	24 046	31 777
Reference:			
Indexing result according to reappraisal of fixed assets:			
initial cost	397	229 037	x
depreciation	398	123 948	x
Pledged property	400		115 730

4. FINANCING , LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS' FLOW

Description	Line code	Opening balance	Added on (formed)	Used	Closing balance
1	2	3	4	5	6
The company's owned resources - total	410		280 895	280 895	
including:					
depreciation of fixed assets	411		86 266	86 266	
depreciation of intangible assets	412		500	500	
income left at the disposal of the company (accumulation fund)	413		57 003	57 003	
others	414		137 126	137 126	
Borrowed resources - total	420	63 848	3 272	58 961	8 159
including:					
bank credits	421	5 878			5 878
Borrowed assets from other organizations	422	57 970		56 613	1 357
share holding in construction	423		3 272	2 348	924
budgetary	424				
non-budgetary funds	425				
others	426				
Owned and borrowed resources – total (sum of lines 410 and 420)	430	63 848	284 167	339 856	8 159
Reference:					
Unfinished construction	440	121 439	332 372	313 316	140 495
Investments in branch establishments	450	5 100		2 700	2 400
Investments in dependant companies	460	282	50		332

5. FINANCIAL INVESTMENTS

Description	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Other companies' shares	510	5 484	8 447		
Bonds and other obligations	520				
Loans granted	530				
Others	540	5 830			
Reference:					
Bonds and other securities at market value	540				

6. THE COMPANY'S COSTS

Description	Line code	For the reported year	For the previous year
1	2	3	4
Material expenditures	610	101 434	88 677
Salaries	620	264 028	255 674
Social costs	630	100 958	98 391
Depreciation of fixed assets	640	86 266	71 178
Other costs	650	351 101	292 760
Expenditures - total	660	903 787	806 680
Referred to non-production accounts (from total amount)	661	13 394	73 530

7. INTERPRETATION OF SEPARATE PROFITS AND LOSSES

Description	Line code	For the reporting year		For the previous year	
		income	losses	income	losses
1	2	3	4	5	6
Fines, penalties, forfeits acknowledged or according to judgements on award of damages	710	444	2 054	464	295
Profit (loss) of past years	720	3 083	4 440		612
Damages caused by non-execution or improper execution of obligations	730			146	3
Stock exchange differences when operating with foreign currency	740	72 303	258 748	8	1 154
Taxes	750		40 139		37 081
Miscellaneous - total	760		12 197		
Sales of fixed assets and other property	770	19 662	3 940		485

8. SOCIAL FACTORS

Description	Line code	Sum owing on accounts	Expended	Transferred to funds
1	2	3	4	5
Social investments in :				
Fund of social insurance	810	15 380	9 487	5 871
Retirement insurance fund	820	84 441		80 814
Employment fund	830	4 390		4 153
Medical insurance	840	11 884		9 864
Average number of employees on pay-roll			850	13 544

Money incentive payments not associated with output of products, execution of works, provision of services	860	3 998
Earnings per shares and from investments in the company's property	870	7 496

8. RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910		870
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	20	124
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	2 300	6 286
Depreciation of housing stock (014)	950	840	618
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	960		
Forms	970	39	39
	980		
	990		

Report of the independent auditing company on the statutory accounting for the year 1998

ARTHUR ANDERSEN
Report of the independent auditing company
to the shareholders
of "Kubanelectrosvyaz" PJSC

We have performed an audit of the attached statutory balances of "Kubanelectrosvyaz" PJSC (hereinafter referred to as " the Company") under the laws of the Russian Federation for the years ended December,31 1999 and 1998 and the profits and losses statements and reports on cash flow for the years 1998 and 1999. The responsibility for preparation of these accounting reports is borne by the Company's management. Our responsibility is to express an opinion on these statutory accounting reports based on our audit. The auditing was carried out in accordance with International Auditing standards. According to these standards audit is planned and performed to obtain reasonable assurance of the correctness of financial accounting records.
The audit included examining on a test basis evidences supporting the amounts indicated in the accounting reports and their comments. The audit also included evaluation of methods of accounting, validity of the management's assessments and the accounting system on an overall basis. We believe that our audit provides a reasonable basis for our opinion on the accounting records.
Generally accepted accounting principles in the USA require making up consolidated accounting records if a company controls its subordinate unit. As indicated in Note 6, the Company effects greatly the activity of "Kuban-GSM" ZAO and during the year 1999 took control of "Avtocenter-Yug" ZAO and "Armavir communication facilities plant" ZAO. Accounting reports of "Kuban-GSM" ZAO, "Avtocenter-Yug" ZAO and "Armavir communication facilities plant" ZAO in accordance with generally accepted in the USA accounting principles as at December, 31, 1999 and 1998 and for the years 1998 and 1999 were not made up. In this connection the Company's financial investments in "Kuban-GSM" ZAO, "Avtocenter-Yug" ZAO and "Armavir communication facilities plant" ZAO are presented in the attached accounting reports as the amount of actual costs and do not show indices of the balance sheets of "Kuban-GSM" ZAO, "Avtocenter-Yug" ZAO and "Armavir communication facilities plant" ZAO as at December,31 1999 and 1998 and also their financial results and cash flows for the year 1999 as it is required by USA accounting standard 94 and explanations APB 18 and ARB 51. That is why we have not got opportunity to verify the amount of the Company's financial investments as of December, 31, 1999 and 1998.
In our opinion, with the exception of the above mentioned facts influencing the accounting reports, the accompanying financial statements present in all material respects financial situation of "Kubanelectrosvyaz" PJSC as at December,31, 1999 and 1998, financial results and cash flow for the years 1999 and 1998 in accordance with generally accepted in the USA accounting principles.
Without making reservations in our conclusion we would like to pay your attention to the following –

a) Note 2 "Current economic situation in Russia" that describes uncertainties concerning the Company's current position and financial resources and the

influence of the current economic situation in Russia upon the Company's activity and the appropriate plans of the Company's management in addition to the current negotiations about the restructuring of some debts overdue.

b) Note 3 "Main accounting principles" that describes uncertainty concerning the possibility to state the value of non-cash assets (especially, buildings, cars and equipment).

The attached financial reports reflect the influence of these circumstances to the extent they could have been identified and estimated. Unstable economic situation in the country influenced the Company's activity and may influence it in the foreseeable future. As a result high uncertainties exist which can effect the Company's future activity and which cannot be estimated at present time. The attached financial reports do not include any corrections which would be necessary if the Company could have estimated the risks of the existing uncertainties. These corrections will be reflected in the financial reports for the period when they are revealed and estimated.

Moscow, Russia
April, 7 2000

APPENDIX

Accounting records
for the year 1999

Balance sheet of "Kubanelectrosvyaz" PJSC

ACCOUNTING POLICY

1. *Accounting recording of the company's activity should be made using journal &order system. Way of using this system in each branch must be approved by the director's order with indication of numbers and names of journals of orders and turnover balance sheets on analytical accounts.*

   Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal &order form.

   While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.

2. *Accounting records should be used in accordance with work plan of accounts of accounting records (see Annex №1).*

   When using accounts different from work plan in the branches of the Company, they must be approved by the director of the branch and submitted beforehand to the Company's chief accountant's approval.

3. *Technology of accounting data processing is mixed: automated and partially manual.*

4. *Accounting records of property, obligations and economic transactions should be kept in rubles and copecks. Record accounting of fixed and intangible assets should be maintained in rubles. Resulting differences in sums must be written off regarding financial result, not decreasing the taxable profit. Accounting records (forms № 1,2,3,4,5,) and tax payments must be presented in rubles.*

5. *Schedule time of making up monthly balance sheet is 15 day of the next month after the reported one. Final documents of monthly accounts are to be form № 1 "Balance sheet" and form № 2 "Profits and losses statement". Tax payments are to be made in time prescribed by fiscal legislation.*
6. *Forms of initial documents used for executing records of economic transactions, not having standard forms of initial documents, are to be approved by the branches directors' orders with supplement of these forms.*
7. *To provide accounting data adequacy inventory should be made in times and cases when it is necessary according to current legislation and when it is extra necessary according to the directors' order. Inventory of fixed assets is to be taken once in three years and the inventory of property and financial obligations must be taken every year before making up annual balance sheet. Inventory of overdue accounts receivable should be taken twice a year not later than at July,1 and December, 1 with registration of two-sided reconciliation of accounts. Accounts receivable and payable are written off at the end of the reported year by order of General Manager on the basis of the commission's recommendations in the following way:*
   - *accounts receivable with expired term of limitation of action, other bad debts are written off to the financial results;*

- *accounts payable are written off to the financial results after 3 years of the date of formation. Moreover, during 5 years written-off accounts receivable and payable should be indicated in below-line accounts for control.*

  Inventory lists and other documents concerned (orders, acts, explanatory notes and the like) should be added to annual balance sheets in the branches.

  Act on results of the made annual inventory should be added to the forms of annual statement given to centralized accounts department.

8. *To approve time of advance accounts delivery for advance holders not later than:*
   - *3 days (excluding rest-days) after return from business trip;*
   - *30 working days after giving money on account, but not later than 10 working days after date of its spending.*

To approve limit sums of money given on account (for economic needs– not more than 5 RUR thousand, for travelling expenses– according to accounts for the period of business trip, for other needs– according to signed by the director applications).

Daily allowances should be paid in accordance with statutory standards except for the director's order on an individual business trip.

Extra travelling expenses are paid at the expense of the Company's cash resources with corresponding taxation.

If advance report is not given in time or the rest of money is not returned into cash, all sum at the end of the month should be included in total revenue of advance holder with corresponding taxation.

If an advance holder has a debt, money shouldn't be given to him on account.

9. *Accounting records of currency accounts and of property and obligations in foreign currency should be maintained in rubles by rate of exchange of Central Bank of the Russian Federation at the date of operation performance and also at the date of making monthly accounting records.*

   Rate of exchange differences should be shown in accounting records of the reporting period which the date of account refers to and according to which account 83 "Differed income" is made. Differences should be included into losses or income once only in form of amount of balance at the end of a quarter.

10. *Objects, having at the date of acquisition limit value of no more than 100-multiple size of monthly wage floor independent of their life time, and objects with life time less than one year independent of their value, can be considered as objects of little value and objects with short life time.*

    Objects with short life time and of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.

To provide safety of such objects during usage appropriate control of their movement should be exercised.

Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness.

11. Objects having value of more than 100- multiple size of monthly wage floor can be considered as fixed assets. Fixed assets' value is paid off according to established normative acts during their standard life time (item 9 Regulation on structure of expenses for production and sales of goods (works, services) included into the prime cost of goods (works, services) and on the order of formation of financial results which are taken into account when taxation of income (Decree of the Government of the Russian Federation №552 at August, 5, 1992. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.
Depreciation is not made for fixed assets , received as a present or free of charge during privatization, bought on budget allocations and other similar resources, for fixed assets temporarily closed down by the director's order for not less than 3 months and also for bought editions (books, booklets and the like).
Evaluation of fixed assets should be carried out in accordance with initial cost regarding actual expenses for acquisition, building and production. Evaluation of fixed assets, cost of which is determined in foreign currency when acquiring, should be carried out in rubles by converting the currency according to official rate of exchange of Central bank at the date of acquisition by housekeeping right. Costs for fixed assets' repair are included into the prime cost of production as carrying out repairs.
To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- *cable lines supported on poles or built on buildings' walls:*
  with metal casing (code 30018)
  with plastic casing (code 30019)
- *communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

12. Fixed assets should be re-appraised once at the beginning of the reporting year by direct recalculation of balance-sheet value.

13. Intangible assets' accounting should be carried out similar to fixed assets' accounting. Time of intangible assets' effective serviceability should be determined depending on documents of acquisition or on the deed of conveyance from the moment of putting in usage.. If it is impossible to determine time of effective usage of some intangible assets, then this time and standards of depreciation are specified by the branch's director on the basis of commission's report or the basis of ten years' timing (but not more than the period of the company's validity).
Clearance of intangible assets' value is made by line method depending on standards calculated by the company on the basis of time of their effective usage. Depreciation is not made for intangible assets , received as a present or free of charge during privatization, bought on budget allocations and other similar resources.

14. Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to actual cost of acquisition (production). When putting production facilities in operation and other retirement of assets any method can be used. The order on the selected method

should be issued at a branch (in accordance with prime cost of each unit, average prime cost, method FIFO or LIFO).

Evaluation of goods at retail trade is carried out either according to selling-price using account 42 " Trade extra-charges", or according to buying price. The chosen method must be approved by order of the branch's director.

Accounting of trade operations (wholesale trade, retail trade, public catering) should be made in accordance with standard acts. Provision and delivery costs should be included into buying price of goods.

15. *Methods of accounting and valuation of finished commodity, and order of accounting of unfinished production are to be approved by each branch that makes products.*
16. *Production costs' accounting should be made in the following way:*
    - *production costs should be written off in the reporting period when they took place;*
    - *costs accounting should be made using direct costs mentioning in account 20 "Major production" consisting of direct costs, debited to accounts 20 " Major production" and 23 "Auxiliary production", and indirect costs, debited to accounts "General total costs" 25 and 26);*
    - *indirect costs are distributed pro rata direct costs referring to prime cost;*
    - *total economic costs should be written off to prime cost of production, goods, services according to objects of calculations;*
    - *time and direction of deferred expenses' writing off are determined by conditions of these expenses, by the current legislation and, if necessary, by the director's order;*
    - *unfinished production should be reflected in balance sheet in accordance with actual costs;*
    - *accounting should be carried out separately for expenditures associated with basic activity, commerce, capital construction and securities' transactions;*
    - *medical insurance of workers should be covered at the expense of prime cost within 1 % of volume of cashable production. Contracts of medical insurance should be executed adequately;*
    - *transport-storaging costs should be referred to production costs or prime cost.*

17. Method of proceeds from sales should be determined in accordance with the following taxes:

a) profit tax
b) VAT
c) Use of highway tax
d) Maintenance of housing and communal services tax

Sales tax should be taken from money sums received in the branch's cash. In accordance with Regulations on the order of calculating and paying of sales tax approved by the Krasnodar region State Fiscal Inspection and by Department on budget, finances and control of the Krasnodar region government at 27.11.98.

18. Accounting period for charge of proceeds of services is considered to be a calendar month .
Order of services and goods' pricing with the exception of communication services should be approved in each branch.

19. Reserve funds for fixed assets' repairs should be created according to the branch director's decision.
Inventory of each reserve's balance should be made as at January, 1 of the next year after reporting one. If necessary the correction or closing of reserve funds should be done according to legislation.

20. Reserve funds for bad debts of other companies and citizens should be created with assignment of reserve sums to the financial results, at that:
- *bad debt is declared to be accounts receivable that are not paid off in time under agreement and not appropriately guaranteed;*
- *bad debt reserve is created on the basis of results of receivables' inventory held at the end of the reporting year;*
- *size of reserve is determined separately for each bad debt depending on the debtor's financial state (ability to pay) and possibility of charge of the debt completely or partially;*
- *if this reserve for bad debt is not used till the end of the year next to the year of its creation, than unspent sums should be added to the income of the corresponding year.*

When creating reserves it is necessary to make and approve reserves' accounting as grounds for these sums.

21.Liabilities are shown in evaluation without interests at the end of the reporting period.

22. Penalties for breach of agreements should be shown in the balance sheet at the moment of cash inflow to the company's (branches') accounts.

23. In accordance with constitutive documents special purpose funds are created at the expense of net income: accumulation fund, consumption fund, special fund of the Company's management. At the expense of net income withdrawal of depreciation funds is made for financing projects under construction of regional significance. These funds are distributed among the branches with the help of internal documents.

24. Periodicity, order of dividends' settlement, coverage of past and current years' losses are determined by the shareholders' meeting and according to current legislation.

25.Authorized capital can be increased or decreased in any legal way in accordance with the decision of shareholders' meeting.

26. In the Company and its branches:

- *wages should be paid in accordance with unified tariff scale, approved by collective agreement of "Kubanelectrosvyaz" JSC;*

- *additional payments and supplementary allowances to salaries should be made according to Regulation on the branch employees' remuneration of labor;*
- *additional payments for work during red-letter days, rest days and overhours should be made in accordance with labor legislation;*
- *wages should be paid in time specified in the branches' annexes to the collective agreement of "Kubanelectrosvyaz" PJSC;*
- *time of beginning and ending of working day with break for rest and nourishment should be specified in the branches in accordance with Internal routine rules of "Kubanelectrosvyaz" JSC, orders on labor time for the current year and shift work schedules, approved by administration and coordinated with trade union;*
- *wages should be calculated for actual working time indicated in working time sheet (form № T-13), checked by the branch's economist;*
- *average earnings should be calculated in accordance with Order of calculating average earnings approved by Act of Ministry of Labor № 1 at 16.01.98;*
- *bonus payments should be made according to Regulations on bonus payments to managerial staff, management personnel and the branches' employees;*
- *reduction of bonus payments to the workers, having derelictions of duties, should be made according to Regulations on bonus payments;*
- *payments for travelling character of work should be made according to the current legislation and list of posts and professions, approved by the branch's order. Route sheets are considered to be reporting accounts. Ticket cards should be given on receipt;*
- *financial help should be paid in time and size determined by the collective agreement and in accordance with trade union committee's decision;*
- *privileges for employees working in unhealthy conditions: additional leave, additional payments, shortened working day and right to preferential pension should be granted in accordance with approved lists of posts and professions. Lists of posts and professions are made out on the basis of certification of work places according to conditions of work and are presented as annexes to collective agreement of JSC;*
- *milk is given to employees according to approved lists of post and professions, working in unhealthy conditions. Milk should be given to workers in special rooms on days of work in unhealthy conditions. Substitution of milk with other food or with money is forbidden;*
- *working clothes should be registered and written off according to standard acts;*
- *penalties should be imposed on persons having liability for breakage in case of deficiency or embezzlement in accordance with legislation acts and agreements on liability for breakage signed by such persons.*

27. Clearing off methods of guns' cost should be determined accordingto period of effective usage. Cartridges should be given on account, written off by act (with necessary indication what they were used for).

28. The Company's and the branches' chief accountants must:

- *provide business accounting according to Regulations on business accounting and reporting in Russian Federation, Plan of accounts , Instruction of its usage and other current standard acts;*
- *provide timely and complete presentation of necessary accounts to the concerned users with accordance to current legislation;*
- *provide possibility of quick changes in accounting according to changes in current legislation;*
- *provide reliable determination of taxable base for accounts with budget and non-budget funds for paying taxes and other payments according to current fiscal legislation;*
- *when generating costs for production goods (works, services) , follow Regulations on costs structure approved by Decree of the Government of the Russian Federation № 552 at 05.08.92, taking into account all changes and additions;*
- *make business accounting on the basis of original documents of standard forms with the exception of documents, forms of which are approved by present order;*

29. In each branch the following documents must be approved:

- *forms of primary documents, used for registration of economic transactions that have not standard forms of primary documents;*
- *list of persons having liability for breakage and list of accountable persons;*
- *list of persons responsible for signing account documents;*
- *list of fixed assets having preferential (reduced) taxation;*
- *list of documents of strict registration.*

30. The branches' directors must strictly carry out the Company chief accountant's demands concerning order of registration, presentation and recording of primary documents and reports, and time of their presentation to accounts department for drawing up a report.

BALANCE SHEET

As at March,30 2000
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS	110	3 387	6 162
Intangible assets (04, 05) including	111		
establishment expenses patents, licenses, trade marks and other similar rights and assets	112	128	261
Fixed assets (01,02,03)	120	1 554 048	1 752 170
land and natural resources buildings, facilities, machines and equipment	121 122	1 530 235	1 590 539
Unfinished construction (07,08,61)	130	192 729	163 513
Long-term financial investments (06, 82)	140	8 447	26 710
investments into branch establishments	141	2400	23600
investments into dependant companies	142	332	332
investments into other companies	143	5 715	2778
loans granted to companies with term over 12 months	144		
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	1 759 211	1 948 555
2. CURRENT ASSETS			
Inventories and expenses	210	84 823	102 693
raw materials, materials and other similar items (10,15, 16)	211	43807	49 455
cattle (11)	212	188	95
goods of little value and of quick wearing (12,13,16)	213	24 117	35 374
goods in process(20,21,23,29,30.36,44)	214	44	91
finished products and merchandise(16,40,41)	215	12 683	8 749
dispatched goods (45)	216	236	
deferred expenses (31)	217	463	8 829
other inventories and expenses	218		
VAT on acquired valuables (19)	220	17 887	23 811
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	2 750	2 416
buyers and customers(62,76,82)	231	205	266
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		
Other receivables	235	2 545	2 150
Accounts receivable(with payments expected	240	155 053	127 341

within 12 months since reporting date)			
buyers and customers(62,76,82)	241	105 972	101 214
notes receivable(62)	242		
branch establishments and dependant companies (78)	243		
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	1 879	229
other receivables	246	47 202	25 898
Short-term financial investments (56,58,82)	250	2 669	5 134
investments into dependant companies	251		
bought out own shares	252	2 669	496
other short-term financial investments	253		4 638
Cash resources	260	11 482	12 188
cash (50)	261	762	987
settlement accounts (51)	262	9 194	6 929
currency accounts (52)	263	816	267
Other cash resources (55,56,57)	264	710	4 005
Other current assets	270		
TOTAL for section 2	290	274 664	273 583
3. LOSSES	300		
Costs of the previous years not covered by financing(88)	310	63 761	
Costs of the reported year not covered by financing	320		29 316
TOTAL for section 3	390	63 761	29 316
BALANCE (sum of the lines 190+290+390)	399	2 097 636	2 251 454
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	805 914	789 005
Reserve capital (86)	430	12 333	12 333
mandatory reserve funds	431	12 333	12 333
reserve fund required by constituent documents	432		
Accumulation funds (88)	440		
Social funds (88)	450	66 602	66 529
Special purpose financing (96)	460	2 814	8 253
Retained profit of past years (88)	470	103 662	
Retained profit of the reported year	480		288 377
TOTAL for section 4	490	1 497 428	1 670 640
5. LONG-TERM LIABILITIES	510	58 114	57 980
Borrowing costs (92,95)	511		
long-term bank credits	512	58 114	57 980
Other long-term liabilities	520	170 707	183 955
TOTAL for section 5	590	228 821	241 935
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	92 617	62 089
bank credits	611	92 617	62 089
other loans	612		
Accounts payable	620	245 261	255 320
suppliers and contractors (60,76)	621	140 532	125 099
notes payable(60)	622		
debt to branch establishments and dependant companies (78)	623		
wages to employees(70)	624	13 920	19 898
social insurance (69)	625	9 348	13 320
debt to budget (68)	626	30 189	45 487
advance payments(64)	627	36 674	41 982

other payables	628	14 598	9 534
Dividend settlements (75)	630	23 578	14 313
Deferred income (83)	640	6 890	7 157
Consumption funds (88)	650	3 041	
Provision for future expenses and payments(89)	660		
Other short-term liabilities	670		
TOTAL for section 6	690	371 387	338 879
BALANCE (sum of the lines 490+590+690)	699	2 097 636	2 251 454

PROFITS AND LOSSES STATEMENT

As at March,30 2000
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the same period of the previous year**
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	1 628 018	1 269 086
Cost price of goods , services sold	20	1 169 533	903 787
Commercial expenses	30	3 515	
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	454 970	365 299
Interest income	60	3	116
Interest expenses	70		
Income from participation in other enterprises	80	81	278
Other operating income	90	44 795	98 099
Other operating expenses	100	115 825	304 350
Economic profit (loss)(lines 050-060-070-080-090-100)	110	384 024	159 442
Other non-sales income	120	55 700	6 092
Other non-sales expenses	130	49 051	32 495
Profit (loss) of the reported period (lines 110-120-130)	140	391 772	133 039
Profit tax	150	99 108	27 607
Allocated funds	160	4 287	1 810
Retained profit (loss) of the reported period (lines 140+150+160)	170	287 278	103 622

CAPITAL FLOW STATEMENT

As at: **March, 30 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line code	Opening balance	Inflow in the reported year	Expenses in the reported year	Closing balance
1	2	3	4	5	6
1. OWNED CAPITAL					
Authorized capital	010	506 143			506 143
Additional paid-in capital	020	805 914	65 765	82 674	789 005
increase of property value according to reappraisal	021	338 942		4 925	334 017
Reserve fund	030	12 333			12 333
	040				
Retained profit of past years	050	103 622		103 622	
Accumulation funds - total	060				
Social fund	070	66 602		73	66 529
reappraisal	080	277			277
Special purpose financing and inflow from budget	090				
Special purpose financing and out of budget cash inflow from branch and inter-branch funds – total	100	2 814	6 096	657	8 253
Share holding in construction activity	101	2 814	6 096	657	8 253
TOTAL for section 1	130	1 497 428	71 861	187 026	1 382 263
2. OTHER FUNDS AND RESERVES					
Consumption fund - total	140	3 041	10 568	18 810	-5201
At the expense of profits	141	3 041	10 568	18 810	-5201
loans	142		524	524	
Provisions for future expenses and payments - total	150				
Appraisal reserves - total	160				
	170				
TOTAL for section 2	180	3 041	10 568	18 810	-5201

REFERENCES

Description	Line code	Opening balance	Closing balance
1	2	3	4
1) Net assets	185	1 420 228	1 615 921
		from the budget	**From branch and inter-branch funds**
		3	4
2) Received for:			

financing of capital investments	191		
financing of research works	192		
recovery of damages	193		
social services	194		
other purposes	195		

CASH FLOW STATEMENT

As at: **March, 30 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line code	Amount	Including		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1.Opening cash balance	010	11 023	X	X	X
2. Cash inflow - total	020	1 870 850	1 625 114	9 135	
including :					
revenue from sales of goods, works and services	030	1 408 008	1 408 008	x	X
revenue from selling fixed assets and other property	040	22 933	22 933		
advance payments from buyers (customers)	050	41 982	41 982	x	X
budget allocation and other special purpose financing	060	6 096		6 096	
non-repayable (gratis)	070				
credits, loans	080	144 360	144 360		
dividend payments, interest under financial investments	090	3 039	x	3 039	
other cash inflow	110	7 831	7 831		
3. Cash expenses - total	120	1 873 690	1 166 332	250 894	5 134
including:					
payments for goods, works, services	130	523 666	517 393	6 273	
salaries	140	316 217	x	x	X
social costs	150	135 113	x	x	x
sums paid out on account	160	50 272	50 272		
advance payments	170	91 746	2 172	89 574	
share holding in construction	180		x		x
machines, equipment, means of transport	190	128 220	x	128 220	x
financial investments	200	5 134			5 134
dividend, interest payments	210	26 827	x	26 827	
budgetary payments	220	548 301	548 301	x	

payments of the interest under credits and loans	230	40 168	40 168		
Other payments	250	8 026	8 026		
4. Closing cash balance	260	8 183	x	x	x
Reference:					
In line 020 inflows in cash(except for line 100) - total	270	902 634			
including payments from:					
legal persons	280	200 695			
natural persons	290	701 939			
including using:					
cash registers	291	550 269			
severe accounting forms	292	151 670			
Cash resources:					
Receipts from bank to the company's cash	295	94 043			
Cash receipts from company to the bank	296	498 294			

ANNEXES TO THE BALANCE SHEET

As at: **March, 30 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

1. BORROWED ASSETS FLOW

Description	Line code	Opening balance	Received	Redeemed	Closing balance
1	2	3	4	5	6
Long-term bank credits	110				
including those not redeemed in time	111				
Other long-term loans	120	58 114	166	300	57 980
including those not redeemed in time	121				
Short-term bank credits	130	92 617	144 194	174 722	62 089
including those not redeemed in time	131				
Bank credits for employees	140				
including those not redeemed in time	141				
Other short-term loans	150				
including those not redeemed in time	151				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
Accounts receivable:					
short-term	210	155 289	2 066 227	2 095 590	125 926
including overdue	211	27 796	187 444	173 533	41 707
including for more than 3 months	212	21 191	132 735	132 503	21 423
long-term	220	2 750	2 261	2 595	2 416
including overdue	221		1 899		1 899
including for more than 3 months	222		1 455		1 455
from line 220 accounts expected to be received in more than 12 months after reporting date	223	123	1 992	264	1 851
Accounts payable:					

short-term	230	245 261	4 140 546	4 123 330	262 477
including overdue	231	26 325	101 965	110 023	18 267
including for more than 3 months	232	17 220	82 721	81 734	18 207
long-term	240	170 707	97 143	83 895	183 955
including overdue	241				
including for more than 3 months	242				
from line 240 accounts expected to be paid in more than 12 months after reporting date	243	170 707	1 213	83 895	88 025
Security:					
received	250				
including from third person	251				
given	260				
including to third persons	261				

REFERENCES FOR SECTION 2

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
1) Bills' circulation					
Bills given	262				
including overdue	263				
Bills received	264		525	525	
including overdue	265				
2) Accounts receivable for supplied production (works, services) according to actual cost	266	236		236	

		For the reported year	For the previous year
1	2	3	4
3) Receivables written off to financial results	267	3 316	3 986
including at the end of time-limit	268	1 665	1 782

4) List of debtors having the largest debts

Name of organization	Line code	Closing balance	
		total	*including overdue for more than 3 months*
1	2	3	4
Educational and public health institutions	270	15 031	2 268
Agricultural complex	271	4 018	1 438
Ministry of Internal Affairs	272	3 236	2 864
Population	273	36 099	1 405
Local administration	274	700	
Center of government communications	275	3 464	3 167
Enterprises run on a paying basis	276	29 740	5 325
Power (energy) complex	277	635	152
Department of Defense	278	8 850	7 650
TV and radio companies	279	76	24

3. DEPRECIABLE ASSETS

Description	Line code	Opening balance	Put in operation	Retired	Closing balance
1	2	3	4	5	6
1. INTANGIBLE ASSETS					
Rights for objects of intellectual (industrial) property	310	164	136	39	261
including rights according to:					
author's contracts and other contracts on works of science, literature, art, software programs, data bases and others.	311				
patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use	312	164	136	39	261
right for "know-how"	313				
Rights for use of isolated natural objects	320	17			17
Organizational expenses	330				
Business (reputation) of the company	340				
Miscellaneous	349	3 998	4 080	1 000	7 078
Total (sum of the lines 310+320+330+340+349)	350	4 179	4 216	1 039	7 356
2. FIXED ASSETS					
Land and natural resources	360				
Buildings	361	472 342	54 668	13 417	513 593
Constructions	362	776 086	135 948	52 326	859 708
Machines and equipment	363	1 166 164	147 958	18 406	1 295716

Means of transport	364	47 956	8 084	8 338	47 702
Working and household equipment	365	12 560	8 337	2 868	18 029
Workstock	366				
Productive cattle	367				
Long-lived plantations	368				
Other fixed assets	369	12 292	849	1 715	11 426
Total (sum of lines 360-369)	370	2 487 400	355 844	97 070	2 746 174
including:					
production	371	2 341 409	343 369	93 384	2 591 394
non-production	372	145 991	12 475	3 686	154 780
3. OBJECTS OF LITTLE VALUE AND WITH SHORT LIFE-TIME - TOTAL	380	55 894	64 836	47 564	73 166
including:					
put in storage	381	4 835	35 289	31 767	8 357
put in operation	382	51 059	29 547	15 797	64 809

REFERENCE TO SECTION 3

Description	Line code	Opening balance	Closing balance
1	2	3	4
From line 371, columns 3 and 6:			
subleased – total:	385	18 891	16 374
including:			
buildings	386	507	3 735
facilities	387		287
	388	18 384	12 352
	389		
laid up	390		
Depreciable assets:			
Intangible assets	391	792	1 194
Fixed assets - total	392	932 752	994 004
including:			
buildings and facilities	393	658 629	454 424
machines, equipment, means of transport	394	268 631	521 907
other	395	5 492	17 673
objects of little value and with short life time	396	31 777	37 792
Reference:			
Indexing result according to reappraisal of fixed assets:			
initial cost	397		x
depreciation	398		x
Pledged property	400	115 730	234 564

5. FINANCING , LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS' FLOW

Description	Line code	Opening balance	Added on (formed)	Used	Closing balance
1	2	3	4	5	6
The company's owned resources - total	410		93 361	93 361	
including:					
depreciation of fixed assets	411		92 856	92 856	
depreciation of intangible assets	412		505	505	
income left at the disposal of the company (accumulation fund)	413				
others	414				
Borrowed resources - total	420	8 159	6 262	11 431	2 990
including:					
bank credits	421	5 878		4 918	960
Borrowed assets from other organizations	422	1 357	166	1 523	
share holding in construction	423	924	6 096	4 990	2 030
budgetary	424				
non-budgetary funds	425				
others	426				
Owned and borrowed resources – total (sum of lines 410 and 420)	430	8 159	99 623	104 792	2 990
Reference:					
Unfinished construction	440	140 495	242 436	308 992	73 939
Investments in branch establishments	450	2 400	21 200		23 600
Investments in dependant companies	460	332		1	332

5. FINANCIAL INVESTMENTS

Description	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Other companies' shares	510	8 447	26 700		
Bonds and other obligations	520				
Loans granted	530				
Others	540				4 638
Reference:					
Bonds and other securities at market value	540				

6. THE COMPANY'S COSTS

Description	Line code	For the reported year	For the previous year
1	2	3	4
Material expenditures	610	89 968	101 434
Salaries	620	360 596	264 028
Social costs	630	137 581	100 958
Depreciation of fixed assets	640	92 856	86 266
Other costs	650	411 958	351 101
Expenditures - total	660	1 092 959	903 787
Referred to non-production accounts (from total amount)	661	52 789	13 394

7. INTERPRETATION OF SEPARATE PROFITS AND LOSSES

Description	Line code	For the reporting year		For the previous year	
		income	losses	income	losses
1	2	3	4	5	6
Fines, penalties, forfeits acknowledged or according to judgements on award of damages	710	974	386	444	2 054
Profit (loss) of past years	720	43 353	25 924	3 083	4 440
Damages caused by non-execution or improper execution of obligations	730				
Stock exchange differences when operating with foreign currency	740	2 061	45 813	72 303	258 748
Taxes	750		46 085		40 139
Miscellaneous - total	760	61	2 111		12 197
Sales of fixed assets and other property	770	8 770	11 514	19 662	3 940

8. SOCIAL FACTORS

Description	Line code	Sum owing on accounts	Expended	Transferred to funds
1	2	3	4	5
Social investments in :				
Fund of social insurance	810	20 757	11 633	8 950
Retirement insurance fund	820	111 546		108 123
Employment fund	830	5 771		5 435
Medical insurance	840	13 756		12 661

Average number of employees on pay-roll	850	12 775
Money incentive payments not associated with output of products, execution of works, provision of services	860	3 274
Earnings per shares and from investments in the company's property	870	3 440

9. RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	870	1 102
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	124	117
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	6 286	8 523
Depreciation of housing stock (014)	950	618	593
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	960		
	970	39	
	980		
	990		

Other information about accounting reports for the year 1999

none

Report of the independent auditing company on the statutory accounting for the year 1999

ARTHUR ANDERSEN
Report of the independent auditing company
to the shareholders
of "Kubanelectrosvyaz" PJSC

We have performed an audit of the attached statutory balances of "Kubanelectrosvyaz" PJSC (hereinafter referred to as " the Company") under the laws of the Russian Federation for the years ended December,31 1999 and 1998 and the profits and losses statements and reports on cash flow for the years 1998 and 1999. The responsibility for preparation of these accounting reports is borne by the Company's management. Our responsibility is to express an opinion on these statutory accounting reports based on our audit. The auditing was carried out in accordance with International Auditing standards. According to these standards audit is planned and performed to obtain reasonable assurance of the correctness of financial accounting records.
The audit included examining on a test basis evidences supporting the amounts indicated in the accounting reports and their comments. The audit also included evaluation of methods of accounting, validity of the management's assessments and the accounting system on an overall basis. We believe that our audit provides a reasonable basis for our opinion on the accounting records.
Generally accepted accounting principles in the USA require making up consolidated accounting records if a company controls its subordinate unit. As indicated in Note 6, the Company effects greatly the activity of "Kuban-GSM" ZAO and during the year 1999 took control of "Avtocenter-Yug" ZAO and "Armavir communication facilities plant" ZAO. Accounting reports of "Kuban-GSM" ZAO, "Avtocenter-Yug" ZAO and "Armavir communication facilities plant" ZAO in accordance with generally accepted in the USA accounting principles as at December, 31, 1999 and 1998 and for the years 1998 and 1999 were not made up. In this connection the Company's financial investments in "Kuban-GSM" ZAO, "Avtocenter-Yug" ZAO and "Armavir communication facilities plant" ZAO are presented in the attached accounting reports as the amount of actual costs and do not show indices of the balance sheets of "Kuban-GSM" ZAO, "Avtocenter-Yug" ZAO and "Armavir communication facilities plant" ZAO as at December,31 1999 and 1998 and also their financial results and cash flows for the year 1999 as it is required by USA accounting standard 94 and explanations APB 18 and ARB 51. That is why we have not got opportunity to verify the amount of the Company's financial investments as of December, 31, 1999 and 1998.
In our opinion, with the exception of the above mentioned facts influencing the accounting reports, the accompanying financial statements present in all material respects financial situation of "Kubanelectrosvyaz" PJSC as at December,31, 1999 and 1998, financial results and cash flow for the years 1999 and 1998 in accordance with generally accepted in the USA accounting principles.
Without making reservations in our conclusion we would like to pay your attention to the following –

c) *Note 2 "Current economic situation in Russia" that describes uncertainties concerning the Company's current position and financial resources and the*

influence of the current economic situation in Russia upon the Company's activity and the appropriate plans of the Company's management in addition to the current negotiations about the restructuring of some debts overdue.

d) *Note 3 "Main accounting principles" that describes uncertaintyconcerning the possibility to state the value of non-cash assets (especially, buildings, cars and equipment).*

The attached financial reports reflect the influence of these circumstances to the extent they could have been identified and estimated. Unstable economic situation in the country influenced the Company's activity and may influence it in the foreseeable future. As a result high uncertainties exist which can effect the Company's future activity and which cannot be estimated at present time. The attached financial reports do not include any corrections which would be necessary if the Company could have estimated the risks of the existing uncertainties. These corrections will be reflected in the financial reports for the period when they are revealed and estimated.

Moscow, Russia
April, 7 2000

APPENDIX

Accounting records for the year 2000

Balance sheet

ACCOUNTING POLICY

1. *Accounting recording of the company's activity should be made using journal &order system. Way of using this system in each branch must be approved by the director's order with indication of numbers and names of journals of orders and turnover balance sheets on analytical accounts.*

   Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal &order form.
   While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.

2. *Accounting records should be used in accordance with work plan of accounts of accounting records (see Annex №1).*
   When using accounts different from work plan in the branches of the Company, they must be approved by the director of the branch and submitted beforehand to the Company's chief accountant's approval.

3. *Technology of accounting data processing is mixed: automated and partially manual.*

4. *Accounting records of property, obligations and economic transactions should be kept in rubles and copecks. Record accounting of fixed and intangible assets should be maintained in rubles. Resulting differences in sums must be written off regarding financial result , not decreasing the taxable profit. Accounting records (forms № 1,2,3,4,5,) and tax payments must be presented in rubles.*

5. *Schedule time of making up monthly balance sheet is 15 day of the next month after the reported one. Final documents of monthly accounts are to be form № 1 "Balance sheet" and form № 2 "Profits and losses statement". Tax payments are to be made in time prescribed by fiscal legislation.*
6. *Forms of initial documents used for executing records of economic transactions, not having standard forms of initial documents, are to be approved by the branches directors' orders with supplement of these forms.*
7. *To provide accounting data adequacy inventory should be made in times and cases when it is necessary according to current legislation and when it is extra necessary according to the directors' order. Inventory of fixed assets is to be taken once in three years and the inventory of property and financial obligations must be taken every year before making up annual balance sheet. Inventory of overdue accounts receivable should be taken twice a year not later than at July,1 and December, 1 with registration of two-sided reconciliation of accounts. Accounts receivable and payable are written off at the end of the reported year by order of General Manager on the basis of the commission's recommendations in the following way:*
   - *accounts receivable with expired term of limitation of action, other bad debts are written off to the financial results;*

- *accounts payable are written off to the financial results after 3 years of the date of formation. Moreover, during 5 years written-off accounts receivable and payable should be indicated in below-line accounts for control.*

  Inventory lists and other documents concerned (orders, acts, explanatory notes and the like) should be added to annual balance sheets in the branches.

  Act on results of the made annual inventory should be added to the forms of annual statement given to centralized accounts department.

8. *To approve time of advance accounts delivery for advance holders not later than:*
   - *3 days (excluding rest-days) after return from business trip;*
   - *30 working days after giving money on account, but not later than 10 working days after date of its spending.*

To approve limit sums of money given on account (for economic needs– not more than 5 RUR thousand, for travelling expenses– according to accounts for the period of business trip, for other needs– according to signed by the director applications).

Daily allowances should be paid in accordance with statutory standards except for the director's order on an individual business trip.

Extra travelling expenses are paid at the expense of the Company's cash resources with corresponding taxation.

If advance report is not given in time or the rest of money is not returned into cash, all sum at the end of the month should be included in total revenue of advance holder with corresponding taxation.

If an advance holder has a debt, money shouldn't be given to him on account.

9. *Accounting records of currency accounts and of property and obligations in foreign currency should be maintained in rubles by rate of exchange of Central Bank of the Russian Federation at the date of operation performance and also at the date of making monthly accounting records.*

   Rate of exchange differences should be shown in accounting records of the reporting period which the date of account refers to and according to which account 83 "Differed income" is made. Differences should be included into losses or income once only in form of amount of balance at the end of a quarter.

10. *Objects, having at the date of acquisition limit value of no more than 100-multiple size of monthly wage floor independent of their life time, and objects with life time less than one year independent of their value, can be considered as objects of little value and objects with short life time.*

Objects with short life time and of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.

To provide safety of such objects during usage appropriate control of their movement should be exercised.

Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) –when retiring because of uselessness.

11. Objects having value of more than 100- multiple size of monthly wage floor can be considered as fixed assets. Fixed assets' value is paid off according to established normative acts during their standard life time (item 9 Regulation on structure of expenses for production and sales of goods (works, services) included into the prime cost of goods (works, services) and on the order of formation of financial results which are taken into account when taxation of income (Decree of the Government of the Russian Federation №552 at August, 5, 1992. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.

Depreciation is not made for fixed assets , received as a present or free of charge during privatization, bought on budget allocations and other similar resources, for fixed assets temporarily closed down by the director's order for not less than 3 months and also for bought editions (books, booklets and the like).

Evaluation of fixed assets should be carried out in accordance with initial cost regarding actual expenses for acquisition, building and production. Evaluation of fixed assets, cost of which is determined in foreign currency when acquiring, should be carried out in rubles by converting the currency according to official rate of exchange of Central bank at the date of acquisition by housekeeping right. Costs for fixed assets' repair are included into the prime cost of production as carrying out repairs.

To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- *cable lines supported on poles or built on buildings' walls:*
  with metal casing (code 30018)
  with plastic casing (code 30019)
- *communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

12. Fixed assets should be re-appraised once at the beginning of the reporting year by direct recalculation of balance-sheet value.

13. Intangible assets' accounting should be carried out similar to fixed assets' accounting. Time of intangible assets' effective serviceability should be determined depending on documents of acquisition or on the deed of conveyance from the moment of putting in usage.. If it is impossible to determine time of effective usage of some intangible assets, then this time and standards of depreciation are specified by the branch's director on the basis of commission's report or the basis of ten years' timing (but not more than the period of the company's validity).
Clearance of intangible assets' value is made by line method depending on standards calculated by the company on the basis of time of their effective usage.
Depreciation is not made for intangible assets , received as a present or free of charge during privatization, bought on budget allocations and other similar resources.

14.Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to actual cost of acquisition (production). When putting production facilities in operation and other retirement of assets any method can be used. The order on the selected method should be

issued at a branch (in accordance with prime cost of each unit, average prime cost, method FIFO or LIFO).
Evaluation of goods at retail trade is carried out either according to selling-price using account 42 " Trade extra-charges", or according to buying price. The chosen method must be approved by order of the branch's director.
Accounting of trade operations (wholesale trade, retail trade, public catering) should be made in accordance with standard acts. Provision and delivery costs should be included into buying price of goods.

15. *Methods of accounting and valuation of finished commodity, and order of accounting of unfinished production are to be approved by each branch that makes products.*
16. *Production costs' accounting should be made in the following way:*
    - *production costs should be written off in the reporting period when they took place;*
    - *costs accounting should be made using direct costs mentioning in account 20 "Major production" consisting of direct costs, debited to accounts 20 " Major production" and 23 "Auxiliary production", and indirect costs, debited to accounts "General total costs" 25 and 26);*
    - *indirect costs are distributed pro rata direct costs referring to prime cost;*
    - *total economic costs should be written off to prime cost of production, goods, services according to objects of calculations;*
    - *time and direction of deferred expenses' writing off are determined by conditions of these expenses, by the current legislation and, if necessary, by the director's order;*
    - *unfinished production should be reflected in balance sheet in accordance with actual costs;*
    - *accounting should be carried out separately for expenditures associated with basic activity, commerce, capital construction and securities' transactions;*
    - *medical insurance of workers should be covered at the expense of prime cost within 1 % of volume of cashable production. Contracts of medical insurance should be executed adequately;*
    - *transport-storaging costs should be referred to production costs or prime cost.*

17. Method of proceeds from sales should be determined in accordance with the following taxes:

e) profit tax
f) VAT
g) Use of highway tax
h) Maintenance of housing and communal services tax

Sales tax should be taken from money sums received in the branch's cash. In accordance with Regulations on the order of calculating and paying of sales tax approved by the Krasnodar region State Fiscal Inspection and by Department on budget, finances and control of the Krasnodar region government at 27.11.98.

18.Accounting period for charge of proceeds of services is considered to be a calendar month .

Order of services and goods' pricing with the exception of communication services should be approved in each branch.

19.Reserve funds for fixed assets' repairs should be created according to the branch director's decision.

Inventory of each reserve's balance should be made as at January, 1 of the next year after reporting one. If necessary the correction or closing of reserve funds should be done according to legislation.

20. Reserve funds for bad debts of other companies and citizens should be created with assignment of reserve sums to the financial results, at that:

- *bad debt is declared to be accounts receivable that are not paid off in time under agreement and not appropriately guaranteed;*
- *bad debt reserve is created on the basis of results of receivables' inventory held at the end of the reporting year;*
- *size of reserve is determined separately for each bad debt depending on the debtor's financial state (ability to pay) and possibility of charge of the debt completely or partially;*
- *if this reserve for bad debt is not used till the end of the year next to the year of its creation, than unspent sums should be added to the income of the corresponding year.*

When creating reserves it is necessary to make and approve reserves' accounting as grounds for these sums.

21.Liabilities are shown in evaluation without interests at the end of the reporting period.

22. Penalties for breach of agreements should be shown in the balance sheet at the moment of cash inflow to the company's (branches') accounts.

23. In accordance with constitutive documents special purpose funds are created at the expense of net income: accumulation fund, consumption fund, special fund of the Company's management. At the expense of net income withdrawal of depreciation funds is made for financing projects under construction of regional significance. These funds are distributed among the branches with the help of internal documents.

24. Periodicity, order of dividends' settlement, coverage of past and current years' losses are determined by the shareholders' meeting and according to current legislation.

25.Authorized capital can be increased or decreased in any legal way in accordance with the decision of shareholders' meeting.

26. In the Company and its branches:

- *wages should be paid in accordance with unified tariff scale, approved by collective agreement of "Kubanelectrosvyaz" JSC;*

- *additional payments and supplementary allowances to salaries should be made according to Regulation on the branch employees' remuneration of labor;*
- *additional payments for work during red-letter days, rest days and overhours should be made in accordance with labor legislation;*
- *wages should be paid in time specified in the branches' annexes to the collective agreement of "Kubanelectrosvyaz" PJSC;*
- *time of beginning and ending of working day with break for rest and nourishment should be specified in the branches in accordance with Internal routine rules of "Kubanelectrosvyaz" JSC, orders on labor time for the current year and shift work schedules, approved by administration and coordinated with trade union;*
- *wages should be calculated for actual working time indicated in working time sheet (form № T-13), checked by the branch's economist;*
- *average earnings should be calculated in accordance with Order of calculating average earnings approved by Act of Ministry of Labor № 1 at 16.01.98;*
- *bonus payments should be made according to Regulations on bonus payments to managerial staff, management personnel and the branches' employees;*
- *reduction of bonus payments to the workers, having derelictions of duties, should be made according to Regulations on bonus payments;*
- *payments for travelling character of work should be made according to the current legislation and list of posts and professions, approved by the branch's order. Route sheets are considered to be reporting accounts. Ticket cards should be given on receipt;*
- *financial help should be paid in time and size determined by the collective agreement and in accordance with trade union committee's decision;*
- *privileges for employees working in unhealthy conditions: additional leave, additional payments, shortened working day and right to preferential pension should be granted in accordance with approved lists of posts and professions. Lists of posts and professions are made out on the basis of certification of work places according to conditions of work and are presented as annexes to collective agreement of JSC;*
- *milk is given to employees according to approved lists of post and professions, working in unhealthy conditions. Milk should be given to workers in special rooms on days of work in unhealthy conditions. Substitution of milk with other food or with money is forbidden;*
- *working clothes should be registered and written off according to standard acts;*
- *penalties should be imposed on persons having liability for breakage in case of deficiency or embezzlement in accordance with legislation acts and agreements on liability for breakage signed by such persons.*

27. Clearing off methods of guns' cost should be determined according to period of effective usage. Cartridges should be given on account, written off by act (with necessary indication what they were used for).

28. The Company's and the branches' chief accountants must:

- *provide business accounting according to Regulations on business accounting and reporting in Russian Federation, Plan of accounts , Instruction of its usage and other current standard acts;*
- *provide timely and complete presentation of necessary accounts to the concerned users with accordance to current legislation;*
- *provide possibility of quick changes in accounting according to changes in current legislation;*
- *provide reliable determination of taxable base for accounts with budget and non-budget funds for paying taxes and other payments according to current fiscal legislation;*
- *when generating costs for production goods (works, services) , follow Regulations on costs structure approved by Decree of the Government of the Russian Federation № 552 at 05.08.92, taking into account all changes and additions;*
- *make business accounting on the basis of original documents of standard forms with the exception of documents, forms of which are approved by present order;*

29. In each branch the following documents must be approved:

- *forms of primary documents, used for registration of economic transactions that have not standard forms of primary documents;*
- *list of persons having liability for breakage and list of accountable persons;*
- *list of persons responsible for signing account documents;*
- *list of fixed assets having preferential (reduced) taxation;*
- *list of documents of strict registration.*

30. The branches' directors must strictly carry out the Company chief accountant's demands concerning order of registration, presentation and recording of primary documents and reports, and time of their presentation to accounts department for drawing up a report.

BALANCE SHEET

As at December,31 2000
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	6 162	6 500
patents, licenses, trade marks and other similar rights and assets	111	261	266
establishment expenses	112		
business rating	113		
Fixed assets (01,02,03)	120	1 752 170	1 960 686
land and natural resources	121		
buildings, facilities, machines and equipment	122	1 226 512	1 342 697
Unfinished construction (07,08,61)	130	163 513	235 931
Profitable investments in material values (03)	135		
Property for subleasing	136		
Property for rent	137		
Long-term financial investments (06, 82)	140	26 710	275 642
investments into branch establishments	141	23 600	273 497
investments into dependant companies	142	332	332
investments into other companies	143	2 778	1 813
loans granted to companies with term over 12 months	144		
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	1 948 555	2 478 759
2. CURRENT ASSETS			
Inventories and expenses	210	102 693	117 348
raw materials, materials and other similar items (10,15, 16)	211	84 929	101 667
cattle (11)	212	95	3
Expenses in unfinished production(20,21,23,29,30,36,44)	213	91	12
finished products and merchandise(16, 40,41)	214	8 749	7 521
dispatched goods (45)	215		
deferred expenses (31)	216	8 829	8 145
other inventories and expenses	217		
VAT on acquired valuables (19)	220	23 811	38 163
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	2 416	1 901
buyers and customers(62,76,82)	231	266	
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		
Other receivables	235	2 150	1 901

Accounts receivable(with payments expected within 12 months since reporting date)	240	127 341	151 061
buyers and customers(62,76,82)	241	101 214	106 848
notes receivable(62)	242		
branch establishments and dependant companies (78)	243		
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	229	991
other receivables	246	25 898	43 222
Short-term financial investments (56,58,82)	250	5 134	
investments into dependant companies	251		
bought out own shares	252	496	
other short-term financial investments	253	4 638	
Cash resources	260	12 188	16 474
cash (50)	261	987	1 639
settlement accounts (51)	262	6 929	9 782
currency accounts (52)	263	267	203
Other cash resources (55,56,57)	264	4 005	4 850
Other current assets	270		
TOTAL for section 2	290	273 583	324 947
BALANCE (sum of the lines 190+290)	399	2 222 138	2 803 706

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	**2**	**3**	**4**
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	789 005	809 513
Reserve capital (86)	430	12 333	47 260
mandatory reserve funds	431	12 333	47 260
reserve fund required by constituent documents	432		
Social funds (88)	440	66 529	63 881
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	288 377	124 745
Uncovered losses of the past years(88)	465		
Covered losses of the past years	466	29 316	
Retained profit of the reported year (88)	470		297 158
Uncovered losses of the reported year (88)	475		
TOTAL for section 4	490	1 662 387	1 848 700
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	57 980	187 707
long-term bank credits	511		170 000
other long-term loans	512	57 980	17 707
Other long-term liabilities	520	183 955	243 738
TOTAL for section 5	590	241 935	431 445
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	62 089	91 909
bank credits	611	62 089	91 909
other loans	612		
Accounts payable	620	262 477	282 261
suppliers and contractors (60,76)	621	125 099	107 055
notes payable(60)	622		
debt to branch establishments and dependant companies (78)	623		

wages to employees(70)	624	19 898	34 237
social insurance (69)	625	13 320	18 456
debt to budget (68)	626	45 487	55 093
advance payments(64)	627	49 139	53 910
other payables	628	9 534	13 510
Dividend settlements (75)	630	14 313	99 300
Deferred income (83)	640	8 253	50 091
Provision for future expenses and payments(89)	650		
Other short-term liabilities	660		
TOTAL for section 6	690	347 132	523 561
BALANCE (sum of the lines 490+590+690)	700	2 251 454	2 803 706

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	1 102	12 625
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	117	35
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	8 523	13 190
Liabilities and payments' securities received (008)	950		
Liabilities and payments' securities given (008)	960		829 304
Depreciation of housing stock (014)	970	593	173
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980		
Forms of strict recording	990	826	6 956

PROFIT AND LOSS STATEMENT

As at December,31 2000
Company: **"Kubanelectrosvyaz" JSC**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the similar period of the previous year**
1	2	3	4
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	2 173 973	1 628 018
Including from communication services	11	1 910 173	1 416 497
Cost price of goods , services sold	20	1 624 265	1 191 439
Including from communication services	21	1 379 740	1 016 454
Gross profit	29	549 708	436 57993 145
Commercial expenses	30	4 355	3 643
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	545 363	432 939
2. Operating profits and losses			
Interest income	60	15	3
Interest expenses	70	41 426	21 092
Income from participation in other enterprises	80	2 187	81
Other operating income	90	297 066	42 734
Other operating expenses	100	269 426	70 743
3. Non-sales profits and losses			
non-sales income	120	29 168	53 438
non-sales expenses	130	81 423	87 931
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	481 514	349 426
Profit tax and other similar obligatory payments	150	90 480	103 395
Profit (loss) from usual activity	160	391 034	246 031
4. Extraordinary profits and losses			
Extraordinary profits	170		
Emergency losses	180	1 967	1 511
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	389 067	244 520

CAPITAL FLOW STATEMENT

As at: **December, 31 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line code**	**Opening balance**	**Inflow in the reported year**	**Expenses in the reported year**	**Closing balance**
1	2	3	4	5	6
1. OWNED CAPITAL					
Authorized capital	010	506 143			506 143
Additional paid-in capital	020	789 005	60 759	40 251	809 513
increase of property value according to reappraisal	021	338 942	2 358		341 300
Reserve fund	030	12 333	34 927		47 260
	040				
Retained profit of past years	050	288 377	78 601	242 233	124 745
Accumulation funds - total	060				
Social fund	070	66 529		2 648	63 881
reappraisal	080				
Special purpose financing and inflow from budget	090				
Special purpose financing and out of budget cash inflow from branch and inter-branch funds – total	100				
TOTAL for section 1	130	1 662 387	649 354	463 041	1 848 700
2. OTHER FUNDS AND RESERVES					
Consumption fund - total	140				
Provisions for future expenses and payments - total	150		198	198	
Appraisal reserves - total	160				
	170				
TOTAL for section 2	180		198	198	

REFERENCES

Description	**Line code**	**Opening balance**	**Closing balance**
1	2	3	4
1) Net assets	185	1 639 115	1 896 857
		from the budget	**From branch and inter-branch funds**
		3	4
2) Received for:			
financing of capital investments	191		
financing of research works	192		
recovery of damages	193		
social services	194		
other purposes	195		

CASH FLOW STATEMENT

As at:
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line code**	**Amount**	**Including**		
			current activity	**investment activity**	**financial activity**
1	2	3	4	5	6
1.Opening cash balance	010	8 194	X	X	X
2. Cash inflow - total	020	3 410 005	3 362 599	47 406	
including :					
revenue from sales of goods, works and services	030	1 858 687	1 858 687	x	X
revenue from selling fixed assets and other property	040	2 297	2 297		
advance payments from buyers (customers)	050	98 536	98 536	x	X
budget allocation and other special purpose financing	060	4 490	4 292	198	
non-repayable (gratis)	070				
credits, loans	080	610 313	565 313	45 000	
dividend payments, interest under financial investments	090	2 202	x	2 202	
other cash inflow	110	833 474	833 474		
3. Cash expenses - total	120	3 406 575	2 522 387	198 884	530
including:					
payments for goods, works, services	130	453 424	453 424		
salaries	140	497 463	x	x	X
social costs	150	187 451	x	x	x
sums paid out on account	160	67 752	67 752		
advance payments	170	1 674	1 674		
share holding in construction	180	206	x	206	x
machines, equipment, means of transport	190	324 959	x	152 259	x
financial investments	200	530			530
dividend, interest payments	210	24 268	x	24 268	
budgetary payments	220	497 460	497 460	x	

payments of the interest under credits and loans	230	513 692	511 982	1 710	
Other payments	250	848 685	848 685		
4. Closing cash balance	260	11 624	x	x	x
Reference:					
In line 020 inflows in cash(except for line 100) - total	270	136 919			
including payments from:					
legal persons	280	336 753			
natural persons	290	1 032 866			
including using:					
cash registers	291	381 606			
severe accounting forms	292	651 260			
Cash resources:					
Receipts from bank to the company's cash	295	118 623			
Cash receipts from company to the bank	296	563 119			

ANNEXES TO THE BALANCE SHEET

As at: **December, 31 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

1. BORROWED ASSETS FLOW

Description	Line code	Opening balance	Received	Redeemed	Closing balance
1	2	3	4	5	6
Long-term bank credits	110		170 000		170 000
including those not redeemed in time	111				
Other long-term loans	120	57 980	17 397	57 670	17 707
including those not redeemed in time	121				
Short-term bank credits	130	62 089	485 842	456 022	91 909
including those not redeemed in time	131				
Bank credits for employees	140				
including those not redeemed in time	141				
Other short-term loans	150				
including those not redeemed in time	151				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
Accounts receivable:					
short-term	210	127 341	4 421 140	4 397 420	151 061
including overdue	211	41 707	200 002	197 134	44 575
including for more than 3 months	212	14 414	45 107	34 559	24 962
long-term	220	2 416	550	1 065	1 901
including overdue	221	1 899		567	1 302
including for more than 3 months	222	1 455		153	1 302
from line 220 accounts expected to be received in more than 12 months after reporting date	223	1 851	11	376	1 486
Accounts payable:					

short-term	230	262 477	1 594 355	1 571 795	282 261
including overdue	231	18 267	27 433	33 431	12 269
including for more than 3 months	232	18 207	14 062	24 678	7 591
long-term	240	183 955	213 254	163 925	243 738
including overdue	241		3 658		3 658
including for more than 3 months	242				
from line 240 accounts expected to be paid in more than 12 months after reporting date	243	88 025	116 496	113 640	90 881
Security:					
received	250				
including from third person	251				
given	260		829 304		829 304
including to third persons	261				

REFERENCES FOR SECTION 2

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
1) Bills' circulation					
Bills given	262				
including overdue	263				
Bills received	264		14 500	14 500	
including overdue	265				
2) Accounts receivable for supplied production (works, services) according to actual cost	266				
		For the reported year		For the previous year	
1	2	3		4	
3) Receivables written off to financial results	267				
including at the end of time-limit	268				

4) List of debtors having the largest debts

Name of organization	Line code	Closing balance	
		total	including overdue for more than 3 months
1	2	3	4
Educational and public health institutions	270	23 007	5 671
Agricultural complex	271	2 912	1 074
Ministry of Internal Affairs	272	2 527	1 027

Population	273	46 106	2 321
Local administration	274	1 016	416
Center of government communications	275	2 232	1 904
Industry	276	21 444	4 004
Department of Defense	277	7 596	6 558
TV and radio companies	278	8	

3. DEPRECIABLE ASSETS

Description	Line code	Opening balance	Put in operation	Retired	Closing balance
1	2	3	4	5	6
1. INTANGIBLE ASSETS					
Rights for objects of intellectual (industrial) property	310	261	114	167	208
including rights according to:					
author's contracts and other contracts on works of science, literature, art, software programs, data bases and others.	311				
patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use	312	261	114	167	208
right for "know-how"	313				
Rights for use of isolated natural objects	320	17	2	4	15
Organizational expenses	330				
Business (reputation) of the company	340				
Miscellaneous	349	7079	3 122	1 982	8 218
Total (sum of the lines 310+320+330+340+349)	350	7 356	3 238	2 153	8 441
2. FIXED ASSETS					
Land and natural resources	360				
Buildings	361	513 593	27 082	141 462	399 213
Constructions	362	859 708	220 232	34 793	1 045 147
Machines and equipment	363	1 295 716	325 361	119 659	1 501 418
Means of transport	364	47 702	5 077	6 211	46 568
Working and household equipment	365	18 029	1 010	9 732	9 307
Workstock	366				
Productive cattle	367				
Long-lived plantations	368				
Other fixed assets	369	11 426	2 366	8 477	5 315
Total (sum of lines 360-369)	370	2 746 174	581 128	320 334	3 006 968
including:					
production	371	2 591 394	569 558	174 265	2 986 687
non-production	372	154 780	11 570	146 069	20 281
3. OBJECTS OF LITTLE VALUE AND WITH SHORT LIFE-TIME - TOTAL	380	55 894	64 836	47 564	73 166
including:					
put in storage	381	8 357	40 518	41 649	7 226
put in operation	382	64 809	64 915	59 755	69 969

REFERENCE TO SECTION 3

Description	Line code	Opening balance	Closing balance
1	2	3	4
From line 371, columns 3 and 6:			
subleased – total:	385	16 374	16 747
including:			
buildings	386	3 735	4 554
facilities	387	287	
	388	12 352	
	389		
laid up	390		
Depreciable assets:			
Intangible assets	391	1 194	1 941
Fixed assets - total	392	542 938	1 046 282
including:			
buildings and facilities	393	454 424	542 938
machines, equipment, means of transport	394	521 907	500 229
other	395	17 673	3 115
objects of little value and with short life time	396	33 792	34 821
Reference:			
Indexing result according to reappraisal of fixed assets:			
initial cost	397		x
depreciation	398		x
Pledged property	400		615 380

4.FINANCING , LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS' FLOW

Description	Line code	Opening balance	Added on (formed)	Used	Closing balance
1	2	3	4	5	6
The company's owned resources - total	410		160 445	160 445	
including:					
depreciation of fixed assets	411		58 401	58 401	
depreciation of intangible assets	412		100 863	100 863	
income left at the disposal of the company (accumulation fund)	413		1 181	1 181	
others	414				
Borrowed resources - total	420	9 213	219 544	227 099	1 658
including:					
bank credits	421	960	45 000	45 960	
Borrowed assets from other organizations	422		6	6	
share holding in construction	423	2 030	198	5 398	1 658
budgetary	424		198		
non-budgetary funds	425				
others	426	6 223	169 314	175 537	
Owned and borrowed resources – total (sum of lines 410 and 420)	430	9 213	379 989	387 544	1 658
Reference:					
Unfinished construction	440	73 939	553 834	508 369	119 404
Investments in branch establishments	450	23 600	286 401		310 001
Investments in dependant companies	460	332			332

5. FINANCIAL INVESTMENTS

Description	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Other companies' shares	510	26 710	312 146	4 618	
Bonds and other obligations	520				
Loans granted	530				
Others	540				
Reference:					
Bonds and other securities at market value	540				

6. THE COMPANY'S COSTS

Description	Line code	For the reported year	For the previous year
1	2	3	4
Material expenditures	610	524 626	390 869
Salaries	620	515 141	373 335
Social costs	630	199 208	142 758
Depreciation of fixed assets	640	102 044	92 856
Other costs	650	214 820	136 943
Expenditures - total	660	1 555 839	1 136 761
Referred to non-production accounts (from total amount)	661	79	45

7. INTERPRETATION OF SEPARATE PROFITS AND LOSSES

Description	Line code	For the reporting year		For the previous year	
		income	losses	income	losses
1	2	3	4	5	6
Fines, penalties, forfeits acknowledged or according to judgements on award of damages	710	334	57	974	386
Profit (loss) of past years	720	679	3 981	43 353	25 924
Damages caused by non-	730	4 717	63	1 195	

execution or improper execution of obligations					
Stock exchange differences when operating with foreign currency	740	19 843	23 187	2 061	45 813
Accounts receivable and payable written off because of the limitation of action	750	352	4 807	1 863	3 316
	760				
	770				

8. SOCIAL FACTORS

Description	Line code	Sum owing on accounts	Expended	Transferred to funds
1	2	3	4	5
Social investments in :				
Fund of social insurance	810	31 190	16 432	14 218
Retirement insurance fund	820	155 851		150 495
Employment fund	830	8 732		8 341
Medical insurance	840	18 726		17 613

Average number of employees on pay-roll	850	12 527
Money incentive payments not associated with output of products, execution of works, provision of services	860	3 172
Earnings per shares and from investments in the company's property	870	7 931

9. RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	1 102	12 625
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	117	35
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	8 523	13 190
Depreciation of housing stock (014)	950		
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	960		615 380
Depreciation of housing stock	970	593	173
	980		
Severe accounting forms	990	826	6 956

Other information about accounting reports for the year 2000

none

Report of the independent auditing company on the statutory accounting for the year 2000

At present the audit is being performed.

APPENDIX

Accounting records
For the first quarter of the year 2001

Balance sheet of "Kubanelectrosvyaz" PJSC

BALANCE SHEET

As at March, 31 2001
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	6 500	6 198
patents, licenses, trade marks and other similar rights and assets	111	266	86
establishment expenses	112		
business reputation	113		
Fixed assets (01,02,03)	120	2 561 414	2 697 607
land and natural resources	121		
buildings, facilities, machines and equipment	122	1 949 986	1 953 205
Unfinished construction (07,08,61)	130	235 931	181 399
Profitable investments in material values (03)	135		
property for leasing	136		
property hired out	137		
Long-term financial investments (06, 82)	140	275 642	306 369
investments into branch establishments	141	273 497	304 223
investments into dependant companies	142	332	332
investments into other companies	143	1 813	1 814
loans granted to companies with term over 12 months	144		
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	3 079 487	3 191 573
2. CURRENT ASSETS			
Inventories and expenses	210	117 348	131 457
raw materials, materials and other similar items (10,12, 13, 16)	211	101 667	118 507
cattle (11)	212	3	1
goods in process(20,21,23,29,30.36,44)	213	12	
finished products and merchandise(16,40,41)	214	7 521	5 802
dispatched goods (45)	215		
deferred expenses (31)	216	8 145	7 147
other inventories and expenses	217		
VAT on acquired valuables (19)	220	38 163	31 114
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	1 901	1 926
buyers and customers(62,76,82)	231		
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		

advance payments(61)	234		
Other receivables	235	1 901	1 926
Accounts receivable(with payments expected within 12 months since reporting date)	240	151 061	159 414
buyers and customers(62,76,82)	241	106 848	115 181
notes receivable(62)	242		
branch establishments and dependant companies (78)	243		
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	991	1 552
other receivables	246	43 222	42 681
Short-term financial investments (56,58,82)	250		
investments into dependant companies	251		
bought out own shares	252		
other short-term financial investments	253		
Cash resources	260	16 474	12 679
cash (50)	261	1 639	1 275
settlement accounts (51)	262	9 782	6 982
currency accounts (52)	263	203	208
Other cash resources (55,56,57)	264	4 850	4 214
Other current assets	270		
TOTAL for section 2	290	324 947	336 590
BALANCE (sum of the lines 190+290)	300	3 404 434	3 528 163

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	**2**	**3**	**4**
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	1 410 241	1 410 241
Reserve capital (86)	430	47 260	47 260
mandatory reserve funds	431	47 260	47 260
reserve fund required by constituent documents	432		
Social funds (88)	440	63 881	63 881
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	421 903	421 903
Uncovered losses of past years (88)	465		
Retained profit of the reported year (88)	470		91 597
Uncovered losses of the reported year (88)	475		
TOTAL for section 4	490	2 449 428	2 541 025
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	187 707	187 707
long-term bank credits	511	170 000	170 000
other long-term loans	512	17 707	17 707
Other long-term liabilities	520	243 739	230 389
TOTAL for section 5	590	431 446	418 096
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	91 909	89 723
bank credits	611	91 909	89 723
other loans	612		
Accounts payable	620	282 261	319 931
suppliers and contractors (60,76)	621	107 055	152 772
notes payable(60)	622		
debt to branch establishments and	623		

dependant companies (78)			
wages to employees(70)	624	34 237	31 163
debt to state non-budget funds (69)	625	18 456	13 898
debt to budget (68)	626	55 093	57 967
advance payments(64)	627	53 910	53 933
other payables	628	13 510	10 198
Dividend settlements (75)	630	99 300	93 985
Deferred income (83)	640	50 091	60 722
Provision for future expenses and payments(89)	650		4 681
Other short-term liabilities	660		
TOTAL for section 6	690	523 561	569 042
BALANCE (sum of the lines 490+590+690)	700	3 404 435	3 528 163

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	12 625	12 625
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	35	19
Goods taken on commission (004)	930		13 338
Written off accounts receivable of insolvent debtors (007)	940	13 190	
Liabilities and payments' securities received (008)	950		
Liabilities and payments' securities given (008)	960	829 304	829 304
Depreciation of housing stock (014)	970	173	174
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980		
Forms of strict recording	990	6 956	3 091

PROFIT AND LOSS STATEMENT

As at March,31 2001
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line-code	For the reported period	For the similar period of the previous year
1	2	3	4
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	546 434	450 669
Including from communication services	11	518 379	402 391
Cost price of goods , services sold	20		
Gross profit	29	142 777	119 682
Commercial expenses	30		
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	142 777	118 909
2. Operating profits and losses			
Interest income	60	1	2
Interest expenses	70		
Income from participation in other enterprises	80		
Other operating income	90	43 440	12 034
Other operating expenses	100		
3. Non-sales profits and losses			
non-sales income	120	4 688	10 587
non-sales expenses	130		
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	115 596	98 455
Profit tax and other similar obligatory payments	150	23 869	20 699
Profit (loss) from usual activity	160	91 727	77 756
4. Extraordinary profits and losses			
Extraordinary profits	170		
Emergency losses	180	130	805553
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	91 597	76 951



Thomas Abbott
04/26/2001 04:19 PM

To: emily.cayas@businessobjects.com
cc:
Subject: Inform ID Monthly/Daily Management Reports Access.

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APPROVED
By Board of Directors of "UTK" PJSC
Minutes № ____3____ at 20.07.2001__
Chairman of Board of Directors V.E.Belov____________

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: II quarter of 2001

Public Joint-Stock Company "Southern Telecommunications Company"

The issuer's code: 00062-A

Location: 66, Karasunskaya St., Krasnodar
Mail address: 66, Karasunskaya St., Krasnodar

Information contained in this quarterly report is to be published in accordance with legislation of the Russian Federation on securities

General Director V.L. Gorbachev________________________

1-st Deputy General Director – Acting Chief Accountant A.M.Sadokhina

____

Contact person *: **Andrei Alexandrovich Litvinov***
Deputy General Director
Phone*(8612) 53-47-75* Fax*: (8612) 53-19-69*
E-mail*: **litvinov@kes.kuban.ru***

A. Information about the issuer.

9. **Issuer's full identifying name:**
Public Joint-Stock company "Southern Telecommunications Company"

10. **Abbreviated name:**
PJSC "UTK"

11. **Information about the changes in the issuer's name and legal-organizational form.**
Open-type Joint-Stock company "Kubanelectrosvyaz"
OJSC "Kubanelectrosvyaz"
Introduced: ***20.05.1994***

Public Joint-Stock company "Kubanelectrosvyaz"
OAO "Kubanelectrosvyaz"
Introduced: ***6.06.1996***

Public Joint-Stock Company "Southern Telecommunications Company"
PJSC "UTK"
Introduced: ***28.06.2001***

Present-day name was introduced on ***28.06.2001***

12. **Information about the issuer's national registration and licenses.**
Date of the issuer's state registration: ***20.05.1994***
Certificate of state registration number: ***494***
Registered by ***the Decree of the first deputy head of Krasnodar City Administration.***

Licenses:
Number: ***3035***
Date of issue: ***4.11.1996***
Valid till: ***1.10.2004***
Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering telecommunication services***

Number: ***23016677***
Date of issue: ***10.03.1999***
Valid till: ***10.03.2002***
Issued by: ***Krasnodar regional branch of Federal Licensing center of Ministry of Construction of the Russian Federation***
Activity category: ***Providing engineering services***

Number: ***15692***
Date of issue: ***8.09.2000***
Valid till: ***8.09.2003***

Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: ***Rendering paging services***

Number: *17012*
Date of issue: *25.01.2001*
Valid till: *25.01.2006*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: ***Rendering mobile wireless communication services***

13. Identification tax-payer number:
2308025192

14. The issuer's sectional belonging.
Codes OKONH:
52300

15. Location, mail address and contact numbers:
Location: *66, Karasunskaya St., Krasnodar*
Mail address: *66, Karasunskaya St., Krasnodar*
Tel: *(8612) 53-02-07* Fax: *(8612) 53-19-69*
E-mail: securdep@kes.kuban.ru

16. Information about the issuer's auditor.
Name: *CJSC "Arthur Andersen"*
Location: *52/2 Kosmodemianovskaya St., Moscow*
INN: *7701006684*
Mail address: *52/2 Kosmodemianovskaya St., Moscow*
Tel: *755-97-00* Fax: *755-99-10*
E-mail : russia@arturandersen.com

Information about the auditor's license:
Number: *006000*
Date of issue: *28.06.2000*
Valid till: *28.06.2003*
The license is issued by: *Ministry of Finance of the Russian Federation*

17. Information about the organization that fulfills the securities rights' registration.
Registrar:
Name: *CJSC "Kuban Registrar's Chamber"*
Location: *Krasnodar*
Mail address: *52, Atarbekova St., Krasnodar 350049*
Tel: *65-12-76* Fax: *65-22-37*
E-mail : *does not exist*

License:
Number: *01142*
Date of issue: *5.10.1996*
Valid till: *9.01.2003*

The license is issued by: ***The Federal Commission of Securities and Stock Market at the Government of the Russian Federation***
This Registrar has kept the issuer nominal securities' register since: ***1.10.1997***

Centralized deposit of the issued securities did not take place during the reporting quarter.

18. The issuer's depositary.
Does not exist

19. The issuer's shareholders
Total shareholders' number: ***8 765***
Shareholders possessing more than 5% of the issuer's authorized capital:

19.1. Name: ***PJSC "Investment communications company"***
Location: ***Moscow***
Mail address: ***55/2, Pluszczikha St., Moscow, 119121***
The issuer's authorized capital share: ***38%***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.1 Name: ***Ministry of Property Relations of the Russian Federation***
Location: ***Moscow***
Mail address: ***9, Nickolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsomlimited***
Location: ***Cyprus***
Mail address: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
The shareholder's charter capital share: ***25% + 1***

19.2. Name: ***"Bank Credit Suisse First Boston AO" (nominal holder)***
Location: ***Moscow***
Mail address: ***5, Nikitski Per., Moscow, 103009***
The issuer's authorized capital share: ***16,31% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.2.1. Name: ***Credit Suisse First Boston***
Location: ***Switzerland***
Mail address:***8, Paradeplats***
The shareholder's charter capital share: ***98%***

19.3. Name: ***KB "Chase Manhattan Bank International "(nominal holder)***
Location: ***Moscow***
Mail address: ***52/4, Kosmodamianskaya St., Moscow***
The issuer's authorized capital share: ***5,81 % (nominal holder).***
Shareholders(participants) possessing not less than 25% of the charter capital of

the issuer's shareholder: ***do not exist***

19.4. Name: ***"DKK"CJSC***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The issuer's authorized capital share: ***5,48 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19.5. Name: ***"ABN AMRO bank A.O. "CJSC (nominal shareholder)***
Location: ***17/1, Bolshaya Nikitskaya St., Moscow , 103009***
Mail address: ***17/1, Bolshaya Nikitskaya St., Moscow , 103009***
The issuer's authorized capital share: ***5,43 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

20. **The issuer's management structure.**

Top management of the issuer is General shareholders' meeting.
General management except for the issues referred to the sole competence of the General shareholders' meeting is carried out by Board of Directors
Current management is carried out by General Director and the Company Administrative Board.
The Company executive powers control current activity except for the questions referred to the sole competence of a General shareholders' meeting and the Board of Directors.
The Company executive powers provide for fulfillment of resolutions of General shareholders' meeting and Board of Directors

The General shareholders' meeting's terms of reference according to the Company's Charter (constitutive documents) cover:
1)making amendments and supplements in the Company's Charter and approving the Charter's new edition except the cases dealing with the increase of the authorized capital and mentioned in item 12.4. , article 12 of the Charter;
2)making decision on the Company's reorganization;
3)making decision on the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final);
4)determining a quantitative structure of the Board of Directors, electing its members and terminating their powers before the appointed time; approval of rewards and compensations associated with their functions as members of Board of Directors;
5)determining the price limit of declared shares;
6)making decision on increase of the Company's charter capital by increasing the shares' nominal value or by placement of additional shares, in case Board of Directors does not take the decision on this question by a solid vote;
7)making decision on reduction of the Company's charter capital by decreasing the shares' nominal value, buying the Company's shares to reduce their total number or repaying not fully-paid shares, and also by repaying the shares obtained or redeemed by the Company;

8) Formation of the Company's executive power including appointment of the General Director, early cessation of his authority ;
9)electing members of the Company's Auditing Commission (inspector-general) and terminating their authority before the appointed time;
10)approving the Company's auditor;
11)approving the Company's annual reports, balance sheets, income statements, allocation of profits and losses;
12)taking decision on non-use of a shareholder's right of priority to buy the Company's shares and securities offered for open subscription withpayment in cash, and on the period of validity of this decision ;
13)procedure for conducting a General shareholders' meeting;
14)forming a Counting Commission;
15)determining form of disclosure of information to the Company's shareholders including publishing body in case notice is to be published;
16)making decision on split-up and combination of the Company's shares;
17)making decision on conclusion of contracts, when there is a self-interest in such contracts of persons having more than 20% of the other party's voting shares, participating in the other party's boards of administration or taking part in these contracts as agents or representatives, in cases:

- *if amount of payments under contract and property under contract value, determined in accordance with current legislation, exceeds 2% of the Company's assets;*
- *if bargain or several interrelated bargains represent the Company's voting shares' registration quantitatively exceeding 2% of voting shares registered by the Company earlier;*
- *if all members of Board of Directors are declared to be persons having self-interest in the bargain.*

18)making decision on concluding large bargains dealing with acquisition or expropriation of the Company's property in cases:

- *if Board of Directors did not make decision on such contract , dealing with property value amounting to 25-50% of the balance sheet assets at the day of making decision, in a solid vote;*
- *if the object of such contract corresponds to the property value exceeding 50% of the Company's balance sheet assets at the day of making decision on concluding the contract;*

19)taking up and redemption of placed shares by the Company;
20)participating in holdings, financial and industrial groups;
21)making decision on annual dividend payments, approving their size, form and order of payments for each category and type of shares by virtue of the Board of Directors' recommendation;
22)making decisions on reimbursement of expenses at the Company's expense in case of calling an extraordinary meeting by the persons demanding its calling;
23)approving regulations dealing with functioning of the Company's auditing commission and Board of Directors.

General shareholders' meeting has the exclusive right to make decision on questions mentioned in items 1-5 and 7-18 of article 9.5 These questions can't be solved by the Company's Executive board or its Board of Directors.

Shareholders, having the right to vote at the General shareholders' meeting on the questions put to vote, are:

-shareholders of the Company's common shares;

-shareholders of the Company's preferred shares in cases mentioned in Article 6 of the Company's Charter;

A voting share is a common or preferred share that entitles its holder to vote on the question put to vote.

The principle of voting at the General shareholders' meeting is statutory voting ("one Company's voting share represents one vote") except for the cases of cumulative voting on election of the Company's Board of Directors.

Decisions on questions mentioned in paragraphs 1,2,5,5,18 must be voted for by ¾ of common shareholders present in person or in proxy.

Decision on article 18 is taken at the General meeting by a majority vote of voting shareholders not having self-interest in the bargain .

Decisions on other questions are taken by a majority vote of voting shareholders present at the General meeting.

Decisions on questions mentioned in items 2,11,12,14-21 are taken by the General shareholders' meeting only on application of the Board of Directors.

Decisions of the annual general shareholders' meeting on questions mentioned in items 4,8,9,10,11 can't be voted in absentia (by opinion polling).

General shareholders' meeting has no right to take decisions on the cases outside its competence.

Shareholders must be informed on the resolutions adopted by the General shareholders' meeting not later than 45 days after the date of adopting resolution in the same way as informing shareholders about the meeting (item 9.1 of the Charter).

Board of Directors' competence according to the Company's Charter:

1.The Company's Board of Directors exercises general management of the Company's activity except for the cases referred to the sole competence of the General shareholders' meeting.

2. The Board of Directors' members are elected at the annual General shareholders' meeting annually. Their authorities come into force since the moment of election by the annual general meeting till the election (reelection) of new members of the Board of Directors by the next annualgeneral shareholders' meeting . The Board of Director's members can be elected unlimited times.
A shareholder or a shareholder's proxy– a natural person, run as a candidate to the Board of Directors by the Company's shareholders , possessing at least 2 %of the Company's voting shares, can be elected a Board of Director's member.
Board of Directors is elected in number of 9 persons by cumulative voting. In cumulative voting each voting share shall carry a number of votes equal to the total

number of Board of Directors members. A shareholder (a proxy) may cast all votes carried by the shares owned by him in favor of one candidate or distribute them among several candidates for the Company's Board of Directors.
The candidates, who receive the majority of votes shall be deemed elected to the Company's Board of Directors.
3.In case of electing the Board of Directors' members by cumulative voting, the resolution on early authorities' cessation can be approved only regarding all members of the Company's Board of Directors.
4. The Company's Administrative Board's members must not constitute the majority of the Board of Directors' members. The person, who carries out the functions of individual executive power (General Director), must not be at the same time the Chairman of the Company's Board of Directors.
5. The Chairman of the Board of Directors is elected from its members by a majority vote.
The Company's Board of Directors can re-elect its Chairman at any time by a majority vote of total members of the Board of Directors.
6. The Chairman of the Company's Board of Directors :
  - *organizes the Board of Directors' work;*
  - *calls the Board of Directors' meetings or organizes voting in absentia;*
  - *organizes keeping minutes at the meetings.*

7. In the Chairman's absence his duties are performed by Vice-chairman, elected of the Board of Directors' members by a majority vote.
8. The Company Board of Directors has the rights to take decisions on general management of the Company's activities except for the cases referred to the sole competence of the General shareholders' meeting.
9. The Company's Board of Directors has the sole right to make decisions on the following issues:
1) determining priority directions of the Company's activities (approving business-plan);
2) calling annual and extraordinary shareholders' meetings;
3) approving general meeting's agenda;
4) setting date, place and time of conducting a General shareholders' meeting, setting date of making out a list of shareholders entitled to participate in a General meeting,
determining the way of notification about the holding of a General shareholders' meeting,
determining list of materials to be forwarded to shareholders when preparing a General shareholders' meeting,
determining the form and the text of a voting list;
5) submitting the following issues to a General shareholders' meeting:
  - *the Company's reorganization;*
  - *non-use of shareholders' priority right to buy the Company's shares or securities converted to the shares;*
  - *determining form of providing information to the Company's shareholders including the publishing body in case information is to be published;*
  - *split-up and combination of the Company's shares;*
  - *conclusion of contracts when there is a self-interest in them of the persons:*

- having self-interest in such contracts
- participating in the other party's boards of administration or taking part in these contracts as agents or representatives;

- *conclusion large bargains dealing with acquisition or expropriation of the Company's property;*
- *taking-up and redemption of placed shares by the Company;*
- *participating in holding companies, financial and industrial groups;*
- *approving annual reports, balance sheets, income statements, allocation of profits and losses;*
- *resolution on annual dividend payments, size, form and order of dividend payments for each category and type of shares;*

6) *registration of bonds and other securities;*
7) *determining the property's market value;*
8) *buying the Company's placed shares, bonds and other securities;*
9) *recommendations on rewards and compensations' rates for the members of the Company's Auditing commission and amount of payment to the auditor;*
10) *recommendations on size and order of dividend payments;*
11) *using the Company's reserve and other funds;*
12) *approving the Company's internal regulations dealing with functioning of executive organs;*
13) *establishing the Company's new branches and agencies and their liquidation, approving Statutes of branches and agencies ;*
14) *adopting resolutions on the Company's participation (cessation of participation, change of share holding) in other organizations, commercial enterprises or associations by means of selling and buying the shares of other organizations, with the exception of holding companies and financial and industrial groups;*
15) *concluding large bargains when the object under contract is the property value amounting to 25-50 % of the Company's balance sheet assets at the day of making decision on concluding such bargains;*
16) *concluding contracts when there is a self-interest in them of the persons:*
    - being the other side of the contract or taking part in it as agents or representatives;
    - having more than 20% of the other party's voting shares or taking part in this contract as agents or representatives;
    - participating in the other party's boards of administration or taking part in these contracts as agents or representatives;
17) *preliminary approving of the Company's annual report 30 days before the date of annual general shareholders' meeting at the latest, examination of the auditing commission's reports and the auditor's conclusions;*
18) *approving results of the additional shares' registration;*
19) *approving the form of a shareholder's demand to redeem his shares and the form of a shareholder's application on redemption of his shares by the Company;*
20) *electing the Board of Director's Chairman;*
21) *formation of the Company's collective executive organ and early cessation of its authority, determining reward rates paid to its members;*
22) *indicating a person authorized to sign contracts (agreements) with General Director and members of Administrative Board;*

23) coordinating a contract or several interrelated contracts dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets to the date of taking decision on conclusion of such contracts by the executive organs with the exception of the contracts concluded in the process of regular economic activity;

24) taking decision on choosing an independent registrar (making an agreement with an independent registrar);

25) increasing the Company's authorized capital by increasing the shares' nominal value or by registering additional shares in case of the Board of Directors' solid vote;

26) introducing amendments in the Company's Charter dealing with increasing of the Company's authorized capital based on the decision to increase the authorized capital by increasing the shares' nominal value or by registering additional shares as mentioned in item 4.3. of article 4;

27) approving decisions on securities' issue, the emissions' prospects and reports on the results of securities' issue;

28) determining structure, scope and procedure of protection of data being commercial classified information;

29) making suggestions on the personal membership of the counting commission;

30) approving terms of contracts(agreements), concluded with the General Director and the members of the Administrative Board;

31) prolongation of the Contract with the General Director within the period determined by this Charter;

32) cancellation of the contract with General director in case of early cessation of his authorities by a General shareholders' meeting;

33) consideration the question of rewarding the General Director by results of economic and financial activity;

34) indicating a person authorized to execute the General Director's duties when he can't exercise his authorities himself;

35) other questions specified by the Federal Law "On joint-stock companies" and by this Charter.

10. While exercising their rights and fulfilling the duties, Board of Directors' members must act in favor of the Company's interests , exercise their rights and fulfil their duties towards the Company honestly and reasonably.

Individual and collective executive organs' terms of reference according to the Company's Charter:

The executive organs' terms of reference cover management of the Company's current activities with the exception of the questions referred to the sole competence of the General shareholders' meeting and the Company's Board of Directors.

The Company's executive organs provide for realization of the resolutions adopted by the Company General shareholders' meeting and Board of Directors.

General Manager can act on behalf of the Company without letter of attorney including:

- ***executes operational control of the Company's activities;***
- ***has the right of the first signature in financial documents;***

- *concludes contracts on behalf of the Company, manages the Company's property providing current activities within the Charter limits;*
- *acts on behalf of the Company without letter of attorney, representing the Company's interests in the Russian Federation and in the foreign countries;*
- *approves staff, concludes labor agreements with the Company's employees, imposes penalties and rewards the employees;*
- *presides at a General shareholders' meeting;*
- *directs the Administrative Board's work, presides at its meetings, gives recommendations on the personal membership of the Administrative Board for the Board of Directors' approval;*
- *executes letters of attorney on behalf of the Company;*
- *opens the Company's accounts with banks;*
- *organizes the Company's business accounting reports;*
- *issues orders and gives instructions obligatory for all the Company's employees;*
- *executes other functions necessary for providing the Company's normal activities according to the current legislation and the Company's Charter except for the functions carried out by other management bodies according to the Company's Charter;*
- *issues orders and gives instructions on providing commercial specified information's protection, makes out a List of information being commercial specified information.*

General Director acts as Chairman of the Company's Administrative Board. General Director represents Administrative Board's point of view at the General shareholders' and Board of Directors' meetings .

Administrative Board is a collective executive organ of the Company providing realization of the resolutions adopted by a general shareholders' meeting and the Company Board of Directors.

Administrative Board is formed from the staff of the Company's executive management consisting of not less than 7 members . Board of Directors approves Board of Administration's staff on the General Director's application. Administrative Board acts with the authority of the Company's Charter, "Regulations on the Company's Board of Administration" approvedby the Board of Directors and other internal documents of the Company.

Administrative Board holds meetings in case of need. General Director organizes the Administrative Board's meetings, signs all the documents on behalf of the Company and minutes of the Administrative Board's meeting. Minutes are keeping during the Board of Administration's meeting. These minutes are placed at the disposal of the Board of Directors' members, the Auditing commission (inspector-general), the auditor at their request.

General Director and Administrative Board's members can take part in the management boards of other companies only by approval of the Company's Board of Directors.

Resolution on conclusion of contracts, dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets, can be approved only after the obligatory coordination of this resolution at the Board of Directors' meeting.

21. **Members of the issuer's Board of Directors (supervisory board) .**

Board of Directors
Chairman: ***Vadim E. Belov***

Members of the Board of Directors:
Alexander V. Apalko
Birthday: ***1947***

Posts held during the last 5 years:
Period: ***1994 – 1996***
Company: ***Sochinski GPTUS***
Field: ***Communications***
Post: ***Director***

Period: ***1996 – 2001***
Company: ***"Sochielectrosvyaz"***
Field: ***Communications***
Post: ***Director, Deputy General Manager of "Kubanelectrosvyaz" JSC***

Period: ***2001- present time***
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Field: ***Communications***
Post: ***Director of the branch establishment, Deputy General Director of "UTK"PJSC***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 – present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2000***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001- present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,05%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***52 875***
Bonus payments (RUR): ***91 670***
Commission (RUR): ***0***
Other property provisions (RUR): ***23 690***
Total (RUR): ***168 235***

David Alexander Hern
Birthday: ***1972***

Posts held during the last 5 years:
Period: ***1996 – 1998***
Company: ***Investment fund "Company UNIFUND"***
Field: ***Investments***
Post: ***Manager***

Period: ***1999 – present time***
Company: ***"Branswick Warburg" CJSC***
Field: ***Investments***
Post: ***Specialist***

Period: ***2000 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Vadim E. Belov

Birthday: *1958*

Posts held during the last 5 years:
Period: *1991 – 1997*
Company: ***State Committee for antimonopoly policy and support of new economic patterns***
Field: ***state supervisory institution***
Post: ***Vice-chairman***

Period: *1997 – 1998*
Company: ***" MFK – Renaissance"***
Field: ***Investments***
Post: ***Vice-chairman of the Administrative Board***

Period: ***1998 – 1999***
Company: ***"SPK Capital Limited "***
Field: ***Investments***
Post: ***Managing director of the Moscow Agency***

Period: ***1999 – present time***
Company: *"Svyazinvest" **PJSC***
Field: ***Communications***
Post: ***Deputy General Director***

Period: ***1999--present time***
Company: ***"Central Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Korovelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Volgogradelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Electrosvyaz" PJSC, Stavropol region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1999-2000*
Company: *"Electrosvyaz" PJSC, Primorski region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2000-present time*
Company: *"Rostelecom" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Novosibirsk region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Sverdlovsk region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Rostov region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***25 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***25 000***

Vladimir L. Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *General Director*

Period: *1996-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Vice-chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Rostov Region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Volgograd Region*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Kabardino-Balkarskie telecommunications" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *Association of telecom operators of the Northern Caucasus*
Field: *Communications*
Post: *President*

Period: *2001-present time*
Company: *"Health complex "Orbita"CJSC*
Field: *health and resort services*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,23 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *137 310*
Bonus payments (RUR): *475 282*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *612 592*

Anna M. Sadokhina
Birthday: ***1946***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***Health and resort services***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: *0,1 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): *99 450*
Bonus payments (RUR): *231 495*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *530 479*

Irina P. Ukhina
Birthday: *1945*

Posts held during the last 5 years:
Period: *1993 – 1995*
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization subdepartment of the department for privatization and support of new economic patterns in communications***

Period: *1995 – 1996*
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization department of the Administration Board for work with federal property and antimonopoly regulation***

Period: *1996 – 1997*
Company: ***"Investment Communications Company " Public Joint-Stock Company***
Field: ***communications***
Post: ***Chief specialist of the Service of securities and share holdings' management***

Period: *1997 –1999*
Company: ***"Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Chief of the Service of share holdings' management***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Director of the Department of Corporate Management***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –2000*
Company: *"Sevosetinelectrosvyaz" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –present time*
Company: *"Yartelecom" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –present time*
Company: *"Svyaz" PJSC, Komi Republic*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2000 –present time*
Company: *"Murmanelectrosvyaz" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: *"Electrosvyaz" PJSC, Volgograd region*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: *"Cherepovetselectrosvyaz" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period:*2001- present time*
Company: *"Bryansksvyazinform" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***

Bonus payments (RUR): ***25 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***25 000***

Vitali M. Yevdokimenko
Birthday: ***1949***

Posts held during the last 5 years:
Period: ***2000 –present time***
Company: ***Government of the Krasnodar Territory***
Field: ***administrative***
Post: ***Head of transport and communications department***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Anton I. Osipchuk
Birthday: ***1967***

Posts held during the last 5 years:
Period: ***1993 –1996***
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of economic department***

Period: ***1996 –1996***
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of profit-center on securities' transactions and financial-investment consulting***

Period: ***1997 –2000***
Company: ***"Telecominvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Director on Economics and Finances***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***2001 –present time***

Company: ***"Rostelecom" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinform" PJSC, Nizhegorodskaya region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinform" PJSC, Samarskaya region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"PTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Georgi A. Romski
Birthday: ***1956***

Posts held during the last 5 years:
Period: ***1995 –2000***

Company: ***"Saint-Petersburg long-distance international telephone" PJSC***
Field: ***communications***
Post: ***Technical director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Field: ***communications***
Post: ***Deputy General Director***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Central Telegraph" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Electrosvyaz" PJSC, Kaliningradskaya region***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Giprosvyaz" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

22. The issuer's individual and collective management organs and their officials.

Individual executive organ and members of the issuer's collective executive organ:
Vladimir L. Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *General Director*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *General Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors.*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*

Post: *Vice-chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Rostov Region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Volgograd Region*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Kabardino-Balkarskie telecommunications" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *Association of telecom operators of the Northern Caucasus*
Field: *Communications*
Post: *President*

Period: *2001-present time*
Company: *"Health complex "Orbita"CJSC*
Field: *health and resort services*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,23 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *137 310*
Bonus payments (RUR): *475 282*
Commission (RUR): *0*
Other property provisions (RUR): *0*

Total (RUR): *612 592*

Anna M. Sadokhina
Birthday: *1946*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *First Deputy General Director*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *First Deputy General Director*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997 –present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996 –1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Health complex "Orbita" CJSC*
Field: *Health and resort services*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: ***0,1 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2%***

Rewards paid during the quarter under review:
Salary (RUR): ***99 450***
Bonus payments (RUR): ***231 495***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***530 479***

Leonid L. Laskavy
Birthday: ***1938***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager – Technical Director***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager – Technical Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1998-2001*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Kalmykia Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,15 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *3%*

Rewards paid during the quarter under review:
Salary (RUR): *109 350*
Bonus payments (RUR): *159 730*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *269 080*

Victor A. Kruzhkov
Birthday: *1952*

Posts held during the last 5 years:
Period: *1994 – present time*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996 – present time*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *1999 – present time*
Company: *"Avtocentre-Yug" CJSC*
Field: *car sale and repair*
Post: *Member of the Board of Directors*

Period: *1999 – present time*
Company: *"Armavir communication facilities plant" CJSC*
Field: *cable production*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Health complex "Orbita" CJSC*
Field: *resort and health services*
Post: *Member of the Board of Directors*

Period: *2001 – present time*
Company: *"Center of material and technical maintenance" CJSC*
Field: *Production*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Yugsvyazstroy" CJSC*
Field: *Construction*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board.*

Period: *2001 – present time*
Company: *"Electrosvyaz" PJSC, Astrakhan region*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,22 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): *93 600*
Bonus payments (RUR): *107 760*
Commission (RUR): *0*
Other property provisions (RUR): *0*

Total (RUR): *201 360*

Alexander P. Shipulin
Birthday: ***1953***

Posts held during the last 5 years:
Period: ***1994 – 1997***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for City, Rural Telephone Communications & Wired Radio***

Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for External Economic Links, Marketing and Advertising***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for External Economic Links, Marketing and Advertising***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"Yuzhni Telecom Ltd."***
Field: ***Communications***
Post: ***Director***

Period: ***2001-present time***
Company: ***Association of the telecom operators of the Northern Caucasus.***
Field: ***Communications***
Post: ***Executive director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***0,09 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2,3 %***

Rewards paid during the quarter under review:
Salary (RUR): ***93 600***
Bonus payments (RUR): ***121 760***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***215 360***

Nina I. Ignatenko
Birthday: ***1960***

Posts held during the last 5 years:
Period: ***1994 – 1997***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Legal Consultant of General Director***

Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Head of Department of Law***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Head of Department of Law***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***

Post: *Member of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 – present time*
Company: *"Health complex "Orbita" CJSC*
Field: *resort and health services*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,0007 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *40 543.2*
Bonus payments (RUR): *58 566*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *99 109.2*

Ivan F. Ignatenko
Birthday: *1945*

Posts held during the last 5 years:
Period: *1994 – 1999*
Company: *City Telephone Exchange , "Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Director*

Period:*1999– 2001*
Company: *Krasnodar City Telecommunication Center , "Kubanelectrosvyaz " PJSC*
Field: *Communications*
Post: *Director, Deputy General Director of "Kubanelectrosvyaz" JSC*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Deputy General Director – Director of Krasnodar City Telecommunications Center*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996-present time*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*

Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***0,09%***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***1 %***

Rewards paid during the quarter under review:
Salary (RUR): ***70 819***
Bonus payments (RUR): ***14 824***
Commission (RUR): ***0***
Other property provisions (RUR): ***118 109***
Total (RUR): ***203 752***

Andrei A. Litvinov
Birthday: ***1973***

Posts held during the last 5 years:
Period: ***1996 – 1996***
Company: ***"Rostolimpbank" PJSC, Rostov-on-Don***
Field: ***Banking***
Post: ***Economic and legal consultant***

Period:***1996– 1996***
Company: ***"Donagroinvest" TOO APK***
Field: ***Agroindustrial***
Post: ***Manager on economics***

Period: *1996 – 1997*
Company: ***"Promradtekhbank" AB***
Field: ***Banking***
Post: ***Chief specialist of the Rostov branch of Depositary***

Period: *1997 – 2001*
Company: ***"Rostovelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Economist, head of securities department***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***69 646***
Bonus payments (RUR): ***9 585***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***79 231***

The person , acting as the issuer's individual executive organ:

23. Rewards paid to the Board of Directors'(supervisory board) members and to other officials of the issuer.

Sum total of rewards paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): ***767 193***
Bonus payments (RUR): ***1 305 848***
Commission (RUR): ***0***
Other property provisions (RUR): ***341 333***
Total (RUR): ***2 414 374***

See also items 21 and 22.

24. Information about the legal persons where the issuer has stockholdings.

Legal persons where the issuer 's share accounts for not less than 5 % of their authorized capital :

Name: *"Yugsvyazstroy" CJSC*
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Health complex "Orbita" CJSC***
Location: ***Olginka, Tuapse district, Krasnodar Region, 352840***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Material and Technical Supplies Center" CJSC***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Avtocenter-Yug " Closed Joint-Stock Company-Branch Establishment***
Location: *Novorossiysk*
Mailing address: ***48, Miskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"TeleRoss-Kubanelectrosvyaz " Closed Joint-Stock Company***
Location: ***Krasnodar***
Mailing address: ***68, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"Kuban - GSM " Closed Joint-Stock Company***
Location: ***Krasnodar***
Mailing address: ***61, Guimnazicheskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***24%***

Name: ***" Krasnodarbank " Commercial Joint-Stock Bank***
Location: ***Krasnodar***
Mailing address: ***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***

25. Stockholding in the issuer's authorized capital of all legal persons and their officials, where the issuer's share accounts for more than 5% of the authorized capital:

25.1. Name: ***"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***

Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.1.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.1.2. ***Vasili G. Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.1.3. ***Mikhail G. Baryshnikov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,000987%***

25.1.4. ***Alexander G. Georguizov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,060399%***

25.1.5. ***Vasili E. Fateev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,00803%***

25.2. Name: ***Closed Joint-Stock Company "Health complex "Orbita"***
Location: ***Olginka, Krasnodar Region***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.2.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.2.2. ***Anna M. Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.2.3. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.2.4. ***Nina I. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,0007%***

25.2.5. ***Victor S. Chaban***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,014213%***

25.3. Name: ***Closed Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.3.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.3.2. ***Vasili D. Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,017917%***

25.3.3. ***Vasili G. Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.3.4. ***Valeri I.Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.3.5. ***Alexander G. Sokolchik***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,003553%***

25.4. Name: ***Closed Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.4.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.4.2. ***Valeri I.Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.4.3. ***Stanislav L. Novakovski***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,165138%***

25.4.4. ***Nikolay V. Serguienko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,082494%***

25.4.5. ***Nikolay S. Garazha***

Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,019934%***

25.5. Name: ***Closed Joint-Stock Company "Avtocenter-Yug"***
Location: ***Novorossiysk***
Mailing address: ***48, Miskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.5.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.5.2. ***Edward S. Ilyushin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,198788%***

25.5.3. ***Sergei S.Lychak***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0 %***

25.5.4. ***Valeri M. Orlov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,045958%***

25.5.5. ***Vasili D. Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,179168%***

25.6. Name: ***Closed Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***Krasnodar***
Mailing address: ***68, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.6.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.6.2. ***Ivan F. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.3. ***Alexander P. Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.4. ***Alexander G. Kudryavtsev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.6.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.7. Name: ***Closed Joint-Stock Company "Kuban-GSM"***
Location: ***Krasnodar***
Mailing address: ***61, Guimnazicheskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***24 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.7.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.7.2. ***Ivan F. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.3. ***Alexander P. Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.4. ***Anna M. Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.7.5. ***Leonid L. Laskavi***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,15%***

25.7.6. ***Alexander V. Apalko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,05%***

25.8. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Mailing address: ***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.8.1. ***Alexander V. Pugachev***
Function: ***Sole executive authority***
Share in the issuer's charter capital: ***0%***

26. Other issuer's affiliated persons:

26.1 Name: *"Svyazinform" OAO, Chelyabinsk Region*
Location: ***Mira Str., Tryokhgorny, Chelyabinsk Region, 456236***
Mailing address:***161, Kirova St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.2 Name: *"Artelecom"AO, Arkhangelsk Region*
Location: ***45, Troitski pr., Arkhangelsk, 163061***
Mailing address: ***45, Troitski pr., Arkhangelsk, 163061***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.3 Name: *"Electrosvyaz"AO, Vologodskaya Region*
Location: ***4, Sovetski pr., Vologda, 160035***
Mailing address: ***4, Sovetski pr., Vologda, 160035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.4 Name: *"Cherepovetselectrosvyaz"AO*
Location: ***12, Komsomolskaya St., Cherepovets, 162600***
Mailing address: : ***12, Komsomolskaya St., Cherepovets, 162600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.5 Name: *"Murmanelectrosvyaz"AO*
Location: ***82-A, Lenin St., Murmansk, 183038***
Mailing address: ***82-A, Lenin St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.6 Name: *"Electrosvyaz"AO, Karelia Republic*
Location: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
Mailing address: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.7 Name: *"Lensvyaz"OAO*
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Mailing address: ***61, B.Morskaya St., St.Petersburg, 190000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.8 Name: *"Novgorodtelecom"OAO*
Location: ***2, B.Dvortsovaya St., Novgorod, 173000***
Mailing address: ***2, B.Dvortsovaya St., Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.9 Name: *"Electrosvyaz"OAO, Pskovskaya Region*

Location: ***5, Oktyabrski pr., Pskov, 180000***
Mailing address: ***5, Oktyabrski pr., Pskov, 180000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.10 Name: "***Bryansksvyazinform" OAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.11 Name: "***Electrosvyaz"OAO, Vladimirskaya Region***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.12 Name: "***Ivtelecom"OAO***
Location: ***17, Lenin St., Ivanovo, 153000***
Mailing address: ***17, Lenin St., Ivanovo, 153000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.13 Name: "***Electrosvyaz"OAO, Tverskaya Region***
Location: ***24, Novotorzhskaya St., Tver, 170000***
Mailing address: ***24, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.14 Name: "***Electrosvyaz"OAO, Kaluzhskaya Region***
Location: ***38, Teatralnaya St., Kaluga, 248 600***
Mailing address: ***38, Teatralnaya St., Kaluga, 248 600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.15 Name: "***Electrosvyaz"OAO, Kostromskaya Region***
Location: ***1, Podlipaeva St., Kostroma, 156601***
Mailing address: ***1, Podlipaeva St., Kostroma, 156601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.16 Name: "***Central Telecommunications Company"OAO***
Location: ***6/2, Degtyarni per., Moscow, 103375***
Mailing address: ***6/2, Degtyarni per., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.17 Name: "***Central Telegraph"OAO***
Location: ***7, Tverskaya St., Moscow, 103375***
Mailing address: ***7, Tverskaya St., Moscow, 103375***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.18 Name: ***"Electrosvyaz"OAO, Orlovskaya Region***
Location: ***43, Lenin St., Oryol, 302000***
Mailing address: ***43, Lenin St., Oryol, 302000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.19 Name: ***"Electrosvyaz"OAO, Ryazanskaya Region***
Location: ***49, Pochtovaya St., Ryazan, 390000***
Mailing address: ***49, Pochtovaya St., Ryazan, 390000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.20 Name: ***"Smolensksvyazinform"OAO***
Location: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
Mailing address: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.21 Name: ***"Yartelecom"OAO***
Location: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
Mailing address: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.22 Name: ***"Svyazinform"OAO, Nizhegorodskaya Region***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Mailing address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.23 Name: ***"Kirovelectrosvyaz"OAO***
Location: ***43/1, Drelevskogo St., Kirov,610000***
Mailing address: ***43/1, Drelevskogo St., Kirov,610000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.24 Name: ***"Martelcom"OAO, Mariy-El Republic***
Location: ***138, Sovetskaya St., Yoshkar-Ola, 424000***
Mailing address: : ***138, Sovetskaya St., Yoshkar-Ola, 424000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.25 Name: ***"Svyazinform"OAO, Mordovia Region***
Location: ***13, Bolshevistskaya St., Saransk,430000***
Mailing address: ***13, Bolshevistskaya St., Saransk,430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.26 Name: *"Svyazinform"OAO, Chuvashskaya Republic*
Location: ***2, Lenin pr., Cheboksary, 428000***
Mailing address: ***2, Lenin pr., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.27 Name: *"Belgorodelectrosvyaz"OAO*
Location: ***3, Revolutsii pl., Belgorod, 308800***
Mailing address: ***3, Revolutsii pl., Belgorod, 308800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.28 Name: *"Voronezhsvyazinform"OAO*
Location: ***35, Revolutsii pr., Voronezh, 394000***
Mailing address: ***35, Revolutsii pr., Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.29 Name: *"Electrosvyaz"OAO, Kurskaya Region*
Location: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
Mailing address: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.30 Name: *"Lipetskelectrosvyaz"OAO*
Location: ***2, Zegelya St., Lipetsk, 398000***
Mailing address: ***2, Zegelya St., Lipetsk, 398000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.31 Name: *"Tambovskaya electrosvyaz"OAO*
Location: ***2B, Antonova-Ovseenko St., Tambov, 392002***
Mailing address: ***114, Sovetskaya St., Tambov, 392002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.32 Name: " *Svyazinform"OAO, Astrakhanskaya Region*
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Mailing address: ***7/8, Teatralny per., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.33 Name: " *Electrosvyaz"OAO, Volgogradskaya Region*
Location: ***9, Mira St., Volgograd, 400066***
Mailing address: ***9, Mira St., Volgograd, 400066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.34 Name: " *Svyazinform"OAO, Samarskaya Region*

Location: ***24, Leningradskaya St., Samara, 443099***
Mailing address: ***24, Leningradskaya St., Samara, 443099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.35 Name: " ***Svyazinform"AO, Penzenskaya Region***
Location: ***1/3, Kuprina St., Penza, 440606***
Mailing address: ***1/3, Kuprina St., Penza, 440606***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.36 Name: " ***Saratovelectrosvyaz"OAO***
Location: ***40, Kisilyova St., Saratov, 410600***
Mailing address: ***124, Pervomayskaya St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.37 Name: " ***Electrosvyaz"OAO, Ulyanovskaya Region***
Location: ***60, L.Tolstoy St., Ulyanovsk, 432601***
Mailing address: ***60, L.Tolstoy St., Ulyanovsk, 432601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.38 Name: " ***Electrosvyaz"OAO, Kalmykia Republic***
Location: ***255, Lenin St., Elista, 358000***
Mailing address: ***255, Lenin St., Elista, 358000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.39 Name: " ***Electrosvyaz"OAO, Adygeya Republic***
Location: ***18, Gogolya St., Maykop, 352700***
Mailing address: ***18, Gogolya St., Maykop, 352700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.40 Name: " ***Electrosvyaz"OAO, Stavropol Territory***
Location: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
Mailing address: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.41 Name: " ***Karachaevo-Cherkesskelectrosvyaz"OAO***
Location: ***17,Soyuzny per., Cherkessk, 357100***
Mailing address: ***17,Soyuzny per., Cherkessk, 357100***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.42 Name: " ***Dagsvyazinform"OAO***
Location: ***3, Lenin Pl., Makhachkala, 367012***
Mailing address: ***3, Lenin Pl., Makhachkala, 367012***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.43 Name: " ***Kabardino-Balkarskie telecommunications"OAO***
Location: ***14, Shogentsukova pr., Nalchik, 360051***
Mailing address: ***14, Shogentsukova pr., Nalchik, 360051***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.44 Name: " ***Sevosetinelectrosvyaz"OAO***
Location: ***8-A, Butyrina St., Vladikavkaz, 362000***
Mailing address: ***8-A, Butyrina St., Vladikavkaz, 362000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.45 Name: " ***Electrosvyaz"OAO, Kurganskaya Region***
Location: ***44, Gogol St., Kurgan, 640000***
Mailing address: ***44, Gogol St., Kurgan, 640000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.46 Name: " ***Electrosvyaz"OAO, Orenburg Region***
Location: ***11, Volodarskogo St., Orenburg, 460000***
Mailing address: ***11, Volodarskogo St., Orenburg, 460000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.47 Name: " ***Uralsvyazinform"OAO, Permskaya Region***
Location: ***68, Lenin St., Perm, 614096***
Mailing address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.48 Name: " ***Uraltelecom"OAO, Sverdlovskaya Region***
Location: ***134b, Lunacharskogo St., Ekaterinburg, 620110***
Mailing address: : ***134b, Lunacharskogo St., Ekaterinburg, 620110***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.49 Name: " ***Udmurttelecom"OAO***
Location: ***278, Pushkinskaya St., Izhevsk, 426000***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.50 Name: " ***Altaytelecom"OAO***
Location: ***54, Lenin pr., Barnaul, 656099***
Mailing address: ***54, Lenin pr., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.51 Name: " *Electrosvyaz" OAO, Altay Republic*
Location: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
Mailing address: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.52 Name: " *Electrosvyaz"OAO, Kemerovskaya Region*
Location: ***61, Sovetski pr., Kemerovo, 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.53 Name: " *Electrosvyaz"OAO, Novosibirskaya Region*
Location: ***5, Lenin St., Novosibirsk, 630099***
Mailing address: ***5, Lenin St., Novosibirsk, 630099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.54 Name: " *Electrosvyaz"OAO, Omskaya Region*
Location: ***36, Gagarina St., Omsk, 644099***
Mailing address: ***36, Gagarina St., Omsk, 644099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.55 Name: " *Tomsktelecom"OAO*
Location: ***21, Krylova St., Tomsk, 634050***
Mailing address: ***21, Krylova St., Tomsk, 634050***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.56 Name: " *Tyumentelecom"OAO*
Location: ***56, Respubliki St., Tyumen, 625000***
Mailing address: ***56, Respubliki St., Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.57 Name: " *Khanty-Mansiyskokrtelecom"OAO*
Location: ***3, Kominterna St., Khanty-Mansiysk, 626608***
Mailing address: ***3, Kominterna St., Khanty-Mansiysk, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.58 Name: " *Yamalelectrosvyaz" OAO*
Location: ***2, Matrosova St., Salikhard, 626608***
Mailing address: ***2, Matrosova St., Salikhard, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.59 Name: " *Electrosvyaz"OAO, Krasnoyarsk Territory*

Location: ***102, Mira pr., Krasnoyarsk, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.60 Name: " ***Electrosvyaz" OAO, Khakasia Republic***
Location: ***20, Schetinkina St., Abakan, 662600***
Mailing address: ***20, Schetinkina St., Abakan, 662600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.61 Name: " ***Electrosvyaz"OAO, Irkutskaya Region***
Location: ***37, Sverdlova St., Irkutsk, 664011***
Mailing address: ***37, Sverdlova St., Irkutsk, 664011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.62 Name: " ***Electrosvyaz"OAO, Chitinskaya Region***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.63 Name: " ***Electrosvyaz"OAO, Buryatia Republic***
Location: ***61, Lenin St., Ulan-Ude, 670000***
Mailing address: ***61, Lenin St., Ulan-Ude, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.64 Name: " ***Electrosvyaz"OAO, Primorski Territory***
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Mailing address: ***57, Svetlanskaya St., Vladivostok, 690600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.65 Name: " ***Electrosvyaz"OAO, Khabarovsk Territory***
Location: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
Mailing address: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.66 Name: " ***Telephone-telegraph company"OAO, Jewish autonomous Region***
Location: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
Mailing address: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.67 Name: " ***Amursvyaz"OAO***
Location: ***159, Gorkogo St., Blagoveschensk, 675011***
Mailing address: ***159, Gorkogo St., Blagoveschensk, 675011***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.68 Name: " ***Kamchatsvyazinform"OAO***
Location: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
Mailing address: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.69 Name: " ***Magadansvyazinform"OAO***
Location: ***2a, Lenin St., Magadan, 685000***
Mailing address: ***2a, Lenin St., Magadan, 685000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.70 Name: " ***Sakhalinelectrosvyaz"OAO***
Location: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
Mailing address: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.71 Name: " ***Electrosvyaz"OAO, Kaliningradskaya Region***
Location: ***24, Bolnichnaya St., Kaliningrad, 236040***
Mailing address: ***24, Bolnichnaya St., Kaliningrad, 236040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.72 Name: " ***Rostelecom" OAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***5, Delegatskaya St., Moscow, 103091***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.73 Name: " ***Giprosvyaz"OAO***
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Mailing address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.74 Name: " ***Tulatelecom"OAO***
Location: ***33, Lenin pr., Tula, 300000***
Mailing address: ***33, Lenin pr., Tula, 300000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.75 Name: " ***Mobile telecommunications"ZAO***
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Mailing address: ***55/2, Plyuschikha St., Moscow, 119121***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.76 Name: " ***Peterburgskaya telephonaya set"OAO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.77 Name: " ***RusLizingSvyaz"ZAO***
Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Mailing address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.78 Name: " ***Kostars"AOZT SK***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Mailing address: ***15a, Kalanchevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.79 Name: " ***Altayskaya investitsionnaya company " AL-TINCOM"ZAO***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Mailing address: ***96, Paparanintsev St., Barnaul, 656049***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.80 Name: " ***Altel"ZAO***
Location: ***54-B,Lenin pr., Barnaul, 656 099***
Mailing address: ***54-B,Lenin pr., Barnaul, 656 099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.81 Name: " ***Baikalvestcom"ZAO***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Mailing address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.82 Name: " ***BRIZ"ZAO Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Mailing address: ***17-1, Starokonyushenny per., Moscow, 121002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.83 Name: " ***Bryanskie sotovye seti"ZAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.84 Name: " ***Vologodskaya sotovaya svyaz"ZAO***

Location: ***109, Zosimovskaya St., Vologda, 160009***
Mailing address: ***109, Zosimovskaya St., Vologda, 160009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.85 Name: " ***BCNET"ZAO***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Mailing address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.86 Name: " ***Globalstar Cosmicheskie telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Mailing address: 5, ***3/25, Sytinski per., Moscow, 103104***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.87 Name: " ***Dag.TV-inform"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***3, Lenin pr., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.88 Name: " ***Dagestanskaya sotovaya svyaz"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***7, Oscara St., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.89 Name: " ***Delta-Telecom"ZAO***
Location: ***22, B.Morskaya St.,St.Petersburg, 191186***
Mailing address: ***22, B.Morskaya St.,St.Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.90 Name: " ***Yeniseitelecom"ZAO***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.91 Name: " ***Engineer center" ZAO***
Location: ***16, Kazakova St., Moscow, 103064***
Mailing address: ***16, Kazakova St., Moscow, 103064***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.92 Name: " ***Interelectrosvyaz"ZAO***

Location: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
Mailing address: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.93 Name: " ***Infinvest"ZAO***
Location: ***32, Gagarin b., Perm, 614070***
Mailing address: ***54, Stakhanovskaya St., Perm, 614066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.94 Name: " ***Istok i C"ZAO***
Location: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
Mailing address: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.95 Name: " ***Kaluzhskaya sotovaya svyaz"ZAO***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Mailing address: ***85/2, Nikitina St., Kaluga, 248003***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.96 Name: " ***Kedr RMS"ZAO***
Location: ***61, Sovetski pr., Kemerovo, 90 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 90 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.97 Name: " ***Lakhdenpokhski telephone"ZAO***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Mailing address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.98 Name: " ***Narodny Telephone Saratov"ZAO***
Location: ***40, Kiseleva St., Saratov, 410600***
Mailing address: ***40, Kiseleva St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.99 Name: " ***Novgorod Deitacom"ZAO***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Mailing address: ***20, Mikhaylova St., Velikiy Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.100 Name: " ***Orenburg GSM"ZAO***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Mailing address: ***mail box 2153, Orenburg, Russia, 460052***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.101 Name: " ***Permtelecom"ZAO***
Location: ***45, Podlesnaya St., Perm, 614000***
Mailing address: ***45, Podlesnaya St., Perm, 614000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.102 Name: " ***Pulse Radio Yoshkar-Ola"ZAO***
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Mailing address: ***138, Sovetskaya St., Yoshkar-Ola***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.103 Name: " ***ROSPAK"ZAO***
Location: ***2a, Bryusov per., Moscow, 103009***
Mailing address: ***2a, Bryusov per., Moscow, 103009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.104 Name: " ***RTK-I"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.105 Name: " ***RTK-Center"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.106 Name: " ***Svyazinformkomplekt""ZAO***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Mailing address: ***4A, Darvin St., Chelyabinsk, 454087***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.107 Name: " ***Svyazproject"ZAO***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
Mailing address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.108 Name: " ***Sotovaya svyaz Mordovii"ZAO***
Location: ***Saransk, Mordovia Republic, Russia***
Mailing address: ***13, Bolshevistskaya St., Saransk, Russia, 430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.109 Name: " ***Telebarents"ZAO***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Mailing address: ***37, Parkovaya St., Petrozavodsk, 185014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.110 Name: " ***Telecom-Alania"ZAO***
Location: ***47, Kirova St., Vladikavkaz, 362040 RSO-A***
Mailing address: ***6, Gugkaeva St., Vladikabkaz, 362040 RSO-A***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.111 Name: " ***Ulyanovsk-GSM"ZAO***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Mailing address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.112 Name: " ***Usolski telephone"ZAO***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
Mailing address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.113 Name: " ***FK-svyaz"ZAO***
Location: ***14, Volgogradski pr., Moscow, 109316***
Mailing address: ***14, Volgogradski pr., Moscow, 109316***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.114 Name: ***"Center vnedrenia specializirovannyh system"ZAO***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Mailing address: ***161, Kirova St., Chelyabinsk, 454005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.115 Name: ***"Digital telecommunications"ZAO***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Mailing address: ***20a, Gagarin St., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.116 Name: " ***Yuzhno-Sibirskaya Sotovaya svyaz"ZAO***
Location: ***13, Severo-Zapadnaya St., Barnaul***
Mailing address: ***13, Severo-Zapadnaya St., Barnaul***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.117 Name: " ***Sotovaya svyaz Birobidzhana"ZAO***

Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
Mailing address: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.118 Name: " ***TyumenRuscom"ZAO***
Location: ***56, Malygina St., Tyumen, Russia, 625048***
Mailing address: ***56, Malygina St., Tyumen, Russia, 625048***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.119 Name: " ***Svyazist"Non-state superannuation fund***
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Mailing address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.120 Name: " ***Region-Svyaz"NPF***
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426008***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.121 Name: " ***AK- Mobiltelecom"OAO***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Mailing address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.122 Name: " ***Alternativnye tefonnye seti"OAO***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Mailing address: ***22, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.123 Name: " ***Russki acceptny bank"CB***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.124 Name: " ***NGTS-Page' OAO***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Mailing address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.125 Name: " ***Rinet"OAO***
Location: ***86, Kirova St., Novosibirsk, 630102***
Mailing address: ***1, Trudovaya St., Novosibirsk 99***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.126 Name: " ***SKET"OAO***
Location: ***4, Tukhachevskogo St., Stavropol, 355040***
Mailing address: ***4, Tukhachevskogo St., Stavropol, 355040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.127 Name: " ***Stavtelecom"OAO***
Location: ***10/12,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
Mailing address: ***mail box 15/85, 23,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.128 Name: " ***Stromgeomash"OAO***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Mailing address: ***35, promzona Lazurnaya, Tver, 170017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.129 Name: " ***Telecom" OAO Ryazanskaya Region***
Location: ***36, Svobody St., Ryazan, 390006***
Mailing address: ***36, Svobody St., Ryazan, 390006***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.130 Name: " ***AMT" OOO***
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Mailing address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.131 Name: " ***Bona" OOO***
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.132 Name: " ***VladPage" OOO***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.133 Name: " ***Vladimirski taxofon" OOO***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Mailing address: ***32"B", Stroiteley pr., Vladimir, 600014***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.134 Name: " ***Vyatskaya sotovaya svyaz" OOO***
Location: ***Uralskaya St., Kirov***
Mailing address: ***Uralskaya St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.135 Name: " ***Informtek" OOO***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Mailing address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.136 Name: " ***Mobil-Com" OOO***
Location: ***17, Mira St., Vladimir, 600017***
Mailing address: ***17, Mira St., Vladimir, 600017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.137 Name: " ***Pagetelecom" OOO***
Location: ***6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627***
Mailing address: ***6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.138 Name: " ***Vyatka page" OOO***
Location: ***1, Uralskaya St., Kirov***
Mailing address: ***115, Oktyabrski pr., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.139 Name: " ***Perminform" OOO***
Location: ***2, Krupskoy St., Perm, 614060***
Mailing address: ***2, Krupskoy St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.140 Name: " ***Policomp" OOO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.141 Name: " ***Radio-Rezonans" OOO***
Location: ***8, Okski syezd, N.Novgorod, 603022***
Mailing address: ***8, Okski syezd, N.Novgorod, 603022***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.142 Name: " ***Sevtelecom" OOO***
Location: ***27, Leningradskaya St., Murmansk, 183038***
Mailing address: ***27, Leningradskaya St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.143 Name: " ***Telecom-Stroy" OOO***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Mailing address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.144 Name: " ***Telecom-Terminal" OOO***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Mailing address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.145 Name: " ***Tomsktelecom-Nicola Tesla" OOO***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Mailing address: ***1, Makrushina St., Tomsk, Russia 634040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.146 Name: " ***Torgovy dom "Electrosvyaz" OOO***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.147 Name: " ***Torgovy dom svyazi" OOO***
Location: ***8, Gagarin St., Ekaterinburg, 620026***
Mailing address: ***8, Gagarin St., Ekaterinburg, 620026***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.148 Name: " ***Torgsvyaz" OOO***
Location: ***129/a, Lenin St., Kirov***
Mailing address: ***129/a, Lenin St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.149 Name: " ***Tyumentelecom-Invest" OOO***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Mailing address: ***56, Respubliki St., Tyumen, Russia, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.150 Name: " ***Udmurtskie sotovye seti-450" OOO***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***

Mailing address: ***206, Pushkinskaya St., Izhevsk, 426034***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.151 Name: " ***UralInformTV" OOO***
Location: ***2, Krupskoi St., Perm, 614060***
Mailing address: ***2, Krupskoi St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.152 Name: " ***Centrum" OOO***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Mailing address: ***22, Antikaynena St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.153 Name: " ***Rostinform" Scientific and production center OOO***
Location: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
Mailing address: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.154 Name: " ***Izhcom" Russian-American SP OOO***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Mailing address: ***206, Karl Marx St., Izhevsk, 426057***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.155 Name: " ***ROS" CHOP OOO***
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Mailing address: ***30, Dzerzhinskogo St., Penza, 440062***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.156 Name: " ***Rostelecom-bezopasnost" CHOP OOO***
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Mailing address: ***2/2, Deguninskaya St., Moscow, 127486***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.157 Name: " ***Teleport Ivanovo" (TPI) TOO***
Location: ***90, Tashkentskaya St., Ivanowo, 153032, RF***
Mailing address: ***90, Tashkentskaya St., Ivanovo, 153032, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

27. The issuer's stockholding in the authorized capital of legal persons–affiliated persons.
See items 24, 25, 26.

28. Stockholding of the issuer's affiliated persons, their founders and officials in the issuer's authorized capital:
See items 24, 25, 26.

29. Owners of 5% and more of voting shares in the issuer's highest management organ.

Name: *"Investment Communications Company" PJSC*
Share: *50,67 %*

Name: *"Bank Credit Swiss First Boston JSC " (nominal holder)*
Share: *13,36 %*

Name: *"Chase Manhattan Bank International" (nominal holder)*
Share: *5,86 %*

30. The issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.
Organization: *North-Caucasian Regional Association of Telecommunication Operators*
The issuer's place and functions in the organization: *Participant*

31. The issuer's branches and agencies.

Name: *Anapa Joint District Communications Center*
Location: *Anapa*
Mailing address: *111, Novorossiyskaya St., Anapa*
Director: *Vladimir V. Smaglyuk*
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2001*

Name: *Armavir Joint Communications Center*
Location: *Armavir*
Mailing address:*91, Lenin St., Armavir*
Director: *Nickolay N. Mikhaylichenko*
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2001*

Name: *Yeisk Joint Communications Center*
Location: *Yeisk*
Mailing address:*45, Schshorsa St., Yeisk*
Director: *Vladimir I. Sokur*
Date of inauguration: *20.04.1994*
Letter of attorney is valid till: *31.12.2001*

Name: *Kropotkin Joint Communications Center*
Location: *Kropotkin*
Mailing address:*102, Krasnaya St., Kropotkin*
Director: *Victor M. Yefanov*

Date of inauguration:*01.03.1999*
Letter of attorney is valid till: *31.12.2001*

Name: ***Krymsk Joint Communications Center***
Location: ***Krymsk***
Mailing address:***37, Sineva St., Krymsk***
Director: ***Sergei A. Kashkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kurganinsk Communications Center***
Location: ***Kurganinsk***
Mailing address:***24, Lenin St., Kurganinsk***
Director: ***Mikhail G. Barishnikov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Novorossiysk Joint Communications Center***
Location: ***Novorossiysk***
Mailing address:***36, Sovetov St., Novorossiysk***
Director: ***Edward S. Ilyushin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Pavlovskaya Communications Center***
Location: ***Pavlovskaya***
Mailing address:***294, Gorkogo St., Pavlovskaya***
Director: ***Anatoly A. Kornov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Sochielectrosvyaz"***
Location: ***Sochi***
Mailing address:***1/2, Vorovskogo St., Sochi***
Director: ***Alexander V. Apalko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Joint Communications Center***
Location: ***Tikhoretsk***
Mailing address:***24-a, Oktyabrskaya St., Tikhoretsk***
Director: ***Svetlana V. Korotenko***
Date of inauguration: ***1.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tuapse Joint Communications Center***
Location: ***Tuapse***
Mailing address:***9, K.Marx St., Tuapse***
Director: ***Zakhar K. Avedisyan***
Date of inauguration: ***20.05.1994***

Letter of attorney is valid till: ***31.12.2001***

Name: ***Kubansvyazservice***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Galina I. Skidanova***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Operational and Technical Communications Center***
Location: ***Krasnodar***
Mailing address:***49, Kutuzova St., Krasnodar***
Director: ***Vitali I. Kondratyev***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Operational and Technical Communications Center***
Location: ***Tikhoretsk***
Mailing address:***365, Leningradskaya St., Tikhoretsk***
Director: ***Sergei S. Musienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Motor-Transport Depot***
Location: ***Krasnodar***
Mailing address:***152, Garazhnaya St., Krasnodar***
Director: ***Sergei S. Lychak***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Training & Commercial Center for Telecommunications and Informatics***
Location: ***Krasnodar***
Mailing address:***1, Industrialnaya St., Krasnodar***
Director: ***Yuri N. Belov***
Date of inauguration:***01.10.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Kubantaksofon"***
Location: ***Krasnodar***
Mailing address:***12, Klubnaya St., Krasnodar***
Director: ***Alexander G. Sokolchik***
Date of inauguration: ***29.12.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Timashevsk Joint Communications Center***
Location: ***Timashevsk***
Mailing address:***179, Krasnaya St., Timashevsk***
Director: ***Stanislav L. Novokovsky***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar City Telecommunications Center***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Ivan F. Ignatenko***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Dinskaya District Communications Center***
Location: ***Dinskaya***
Mailing address:***47, Krasnaya St., Dinskaya***
Director: ***Vladimir B. Zubov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Korenovsk Joint Communications Center***
Location: ***Korenovsk***
Mailing address:***209-a, K.Marx St., Korenovsk***
Director: ***Valery V. Fomkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kanevskiy Joint Communications Center***
Location: ***Kanevskaya***
Mailing address:***96, Nesterenko St., Kanevskaya***
Director: ***Nickolay V. Serguienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Center of New Technologies***
Location: ***Krasnodar***
Mailing address:***40, Komsomolskaya St., Krasnodar***
Director: ***Konstantin V. Yunov***
Date of inauguration: ***1.01.2000***
Letter of attorney is valid till: ***31.12.2001***

32. The issuer's employees number.

Average number of the issuer's employees including those , working at its branches and agencies, for the period under review: ***11 606***

33.Description of the issuer's basic activities.

Till 1992 the sphere of telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:

- *establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;*
- *radio and television broadcasting centers not subject to privatization.*

Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares. To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian Federation № 1225-p of September,01,1995, the open joint-stock company "Investment communications company"(OAO"Svyazinvest") was established. OAO "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OAO "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.

Modern structure of OAO "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OAO "Svyazinvest" were summed up. The company "Mustcom Limited won the auction for 25% of OAO "Svyazinvest" for 1.875 billion dollars USA.

The company "Mustcom Limited" was established by the Cyprus-based company AFCI Cyprus that in its turn had been established by the group ONEXIM-MFK, George Soros, investment company "Renaissance-Capital" and by investment banks "Deutsche Morgan Grenfell" and "Morgan Stanley".

Currently holding OAO "Svyazinvest" incorporates 79 regional telecom operators and OAO 'Rostelecom", the national domestic long-distance and international operator. The holding company's subsidiaries operate public telephone networks which installed capacity is over 27 million telephone lines, they provide services for more than 90% of the country's population. Over 400 thousand people work at the holding subsidiaries. Gross profit in 2000 constituted 72.4 billion rubles or more than 2.5 billion dollars USA. Today Svyazinvest is the largest telecommunication holding in Russia. However, one of its strategic directions is strengthening of competitiveness and further development on the basis of modern infrastructure. The task is to ensure balanced development of each element of the infrastructure, each telecom operator in favor of all subsidiaries. The task of permanent improvement of traditional services and broadening of the spectrum of new services also remains urgent. First of all, it is provision of services based on intelligent networks and data networks.

Public Joint-stock company "Kubanelectrosvyaz" was registered by the Decree of the Head of Krasnodar Administration №396 of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory which covers the area of 76 thousand square kilometers with population of more than 5 million people. "Kubanelectrosvyaz" PJSC is a participant of the Association of telecom operators of the North Caucasus in which it enjoys rights and performs duties in accordance with the Association Charter. The Company General Director is elected the President of the Association.

The Krasnodar Territory is the most southern region of Russia. Over 5 million people live there including 54% - in cities and 46% - in the countryside. The

average density of population in the Krasnodar Territory is 66,7 persons per 1 square kilometer, that exceeds the average one in Russia by 8 times. The Krasnodar Territory has great population and working potential. It can be considered a region with high density of population but having reserves for further development {especially in rural areas).
The basic economic potential of the Krasnodar region consists of agroindustrial complex (one of the largest in Russia), fuel and energy complex (petroleum and petroleum-refining industries, gas and electroenergetic industries), machinery construction, instrument-making, chemical and light industry, health resort and rehabilitation complex, forestry, woodworking and furniture industry, developed transport infrastructure (sea-ports in Novorossiysk, Yeysk, Temruk, port Kavkaz; airports in Krasnodar, Anapa, Sochi; network of railway roads and pipelines), monetary system, numerous scientific and research institutions and developing market structures.
Agroindustrial complex of the Krasnodar Territory is the largest in Russia producer and supplier of agricultural products and raw materials with developed network of processing, storage and trade. This complex determines to a great extent the Krasnodar Territory economy, employment rate and standard of people's well-being. Diversified industry including over 700 large and medium-size enterprises, joint-stock companies and limited partnerships for the most part, and 3 thousand enterprises of small-scale business, plays an important part in Kuban economy. Processing industries dominate in the structure of industrial production, constituting 40% of aggregate output. At present Kuban has 16 sugar-refineries, 24 tinned food factories, 43 dairy and 23 meat-processing factories, 7 oil and butter factories, 42 multi-activity enterprises of food industry. 2 tea and 2 tobacco factories, 51 specialised wine-growing farms including 34 ones with primary product processing, 11 wineries, 4 distilleries, 24 bakeries, over 1000 small-scale manufactories in subsidiaries of agricultural and industrial enterprises. About 30% of the industrial products are produced by fuel and energy complex. Kuban is the motherland of domestic oil industry. There are two petroleum-refining and one gas-transferring plants in the Krasnodar Territory. Oil extraction doesn't exceed 1.7 mln tons per year, but total volume of oil refining amounts to 4.3 mln tons. Metal-working and engineering industries are represented by more than 100 enterprises producing wood-working and metal-cutting machines, equipment and means of automation, various agricultural machines and equipment with spare parts, electric motors, pumps, oil field and geological survey equipment, compressors, refrigerating machines, production for railway transport, domestic equipment and other products. Largest enterprises in this sphere are located in Krasnodar, Armavir, Tikhoretsk, Novorossiysk, Yeysk, Kropotkin. Most of them have self-contained technological cycle of production output. Capital construction is developing in the Krasnodar Territory, over 400 of big and medium-size contractors and over 4 000 of small-scale ones work in this sphere. Transport of the Krasnodar Territory is represented by large and complicate complex of railway lines, motor roads, canal tracks, railway stations, ports, berths, airports and other objects. Diversified structure of this complex makes it possible to combine and interchange methods of passengers and goods delivery to the Krasnodar Territory. Transport junctions in the Black and Azov seaside are of especial importance. Strong monetary system of the Territory is represented by 40 branches of Sberbank of the Russian Federation with agencies and subsidiaries. Joint ventures are being actively established. About 700 enterprises with foreign investments exceeding 160

mln. dollars USA are registered in the Krasnodar Territory. The most active investors are businessmen from Germany, USA and Turkey. We note a 7,9%-gain of attracted investments.
In spring 2001 with a view to reform the whole Russian telecommunications sector Ministry of Communication of RF approved the resolution on reorganization of Svyazinvest holding structure based on consolidation of regional telecom companies and improvement of corporate management system.
According to the program of consolidation of Svyazinvest subsidiary companies, 10 telecom operators in the Southern Federal District will be reorganized:
JSC "Kubanelectrosvyaz"
JSC "Elektrosvyaz" of Adygueya Republic
JSC "Elektrosvyaz" of Stavropol Territory
JSC "Karachaevo-Cherkesskelektrosvyaz"
JSC "Sevosetinelektrosvyaz"
JSC "KabBalktelecom"
JSC "Elektrosvyaz" of Kalmykia Republic
JSC "Volgogrdelektrosvyaz"
JSC "Elektrosvyaz" of Rostov Region
JSC "Elektrosvyaz" of Astrakhan Region

The companies' reorganization will be realized in the form of joining to "Kubanelectrosvyaz" PJSC. ZAO "Renaissance Capital" will be their financial consultant.
The Annual General shareholders' meeting held on May,30,2001 adopted the resolution on renaming "Kubanelectrosvyaz" PJSC into PJSC "UTK". This fact was registered by the Registration Chamber of the Krasnodar Administration on June,28,2001. PJSC "UTK" provides its users with local, long-distance and international telephone calls, document communications, data transmission and telematic services, wired radio, cellular and paging communications, lease of channels. PJSC "UTK" is a natural monopoly in the sphere of telecommunications in the Krasnodar Territory providing users with more than 90% of telecom services. Other telecom operators of the Krasnodar Territory have switching exchanges for less than 10 thousand lines.
The Company incorporates 23 branch establishments including 16 united, district and 2 operational and technical communication centers, Krasnodar motor-transport depot, Training and commercial center for telecommunications and informatics, Center of New Technologies, "Kubantaxofon" and "Kubansvyazservice". Besides, PJSC "UTK" is a principle shareholder in several companies such as "Kuban-GSM" CJSC developing cellular network, "Armavir communication facilities plant" CJSC producing fiber-optic cables for the needs of the Krasnodar Territory and other regions of Russia, "Avtocenter-Yug"-a center of technical maintenance of "Mersedes" cars, CJSC "Health complex "Orbita", providing telecommunication workers with comfortable rest, CJSC "Yugsvyazstroy" and CJSC "CMTO".

Development strategy of PJSC "UTK" consists in realization of the following tasks:
- *Optimization of the Company's management structures;*
- *Change of the Company's financial model;*
- *Creation of the network management center;*

- *Development of the quality control system and certification of provided telecom services;*
- *Introduction of SS-7 signaling system into the regional networks;*
- *Integration of telephone and data transfer networks:*
  - *Telephony;*
  - *Internet;*
  - *Frame Relay;*
  - *IP-telephony;*
  - *ATM;*
  - *ISDN*

- *Active promotion of additional and intellectual services;*
- *Modernization and further development of local, zonal and long-distance communication lines;*
- *Extension of service area of GSM-standard cellular services provided, improvement of their quality ;*
- *Improvement of work with customers, active advertising campaign.*

Key activity of priority importance for the issuer:
providing telecom services
Share in total income (tariff income), percent:
1998 – 87.9
1999 – 87
2000 – 87.9

Key services and their share in total income:
Service: long-distance and international telephone calls
Share in tariff income, percent:
1998 – 57.1
1999 – 60.6
2000 – 58.4
Service: local telephone calls
Share in tariff income, percent:
1998 – 35.4
1999 – 33
2000 – 35

Sources of primary products, materials, services.

Equipment	*Main suppliers*
EWSD	*"Siemens AG" (Germany)*
AXE-10	*"Ericsson" (Sweden)*
S-12	*"Alcatel Telecom" (Belgium)*
SI-2000	*"IskraTel" (Slovenia), IskraUralTel (joint venture, Ekaterinburg)*

Main suppliers of transmission systems and fiber-optic cables:
- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.
The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.

The issuer's suppliers delivering more than 10% of all inventory holdings -none.
Imports constitute 70% of total issuer's contractual deliveries.
Outlook for availability of these delivery resources : stable
Possible negative factors that can affect the issuer's services market:

- decline in solvent demand level in case of devaluation of the ruble
- keen competition

Activity practice with respect to reserves.
PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets. To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	6 months of 2000	6 months 2001
1. Proceeds	958 647 thousand rubles	1 143 758 thousand rubles
2. Turnover ratio of reserves	5.9	6

Calculations are made for a half-year period.

The issuer's service market: users giving more than 10% of sales proceeds– none.
Structure of consumer's market: population – 56.8%, commercial organizations – 36.3%, budget-based organizations – 6.9%.

Seasonal nature of activities.
All the Company's activities are not of seasonal nature.
Future liabilities of the issuer – the issuer has no obligations that can affect essentially its activity.

Competitive environment.
At present competitive environment in the Krasnodar Territory is represented by numerous independent telecom operators following their own price and operating policy. 206 telecom operators have licenses for rendering telecom services in the Krasnodar Territory. In the sphere of traditional telephony the equipped capacity of alternative telecom operators and PJSC "UTK" has the ratio of 6.5% to 93.5%.
At present there are over 15 Internet providers in the Krasnodar Territory. "UTK" PJSC's market share is little more than 60%. This fact proves the decrease of the Company's monopoly share in providing new telecom services. Alternative operators are noted for aggressive marketing policy, active advertising campaigns, mobility of tariffs.
We also have high level of competition in the sphere of providing wireless access to communication network. "UTK" PJSC's shares are 5% in paging service, 80% in

PD wireless access service and 22 % in station wireless access of traditional telephony.
It should be noted that market of new telecom services still remains unoccupied.

Risk factors (for shareholders):

Economic risks:
1. Low tariffs of principal services
2. High cost of digital equipment
3. Risk of devaluation of the Russian ruble regarding world main currencies
4. Physical and moral depreciation of equipment owned by "UTK" PJSC
5. High level of competition (active growth of proceeds and volume of telecom services provided by alternative telecom operators in the Krasnodar Territory)
6. Economic risks inherent in the Russian Federation including high level of macroeconomic instability in the Russian Federation; possibility of changes in the legislation of the Russian Federation that may result in decreasing "UTK" PJSC's profits or increasing taxation of securities profit.

Social risks:
At present the collective agreement among the Company's management and the employees acts as an instrument of solving social problems on the systematic basis. Longstanding business relations with trade unions allow to settle current social questions by compromise. Salaries and social securities of the Company's employees are the highest in the Southern Federal District. Risk of strikes as a form of social protest and a method of adjusting labor controversies is minimum in the near-term outlook.

Technical risks:
Physical depreciation of certain equipment lowers the quality of the provided services, most obsolete equipment is unable to provide new telecom services.

Ecological risks – none.

Plans of the issuer's future activity:

Long-term strategic trends are:
- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS), introduction of new technologies: ISDN, IP-telephony, ATM, xLSL,
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability.
- active tariff policy.
- pressing advertising policy
- hard control of expenditures' volume.

At present the Company created a network of common paging system which is capable of being merged into paging systems of Russia.

34. Investment declaration. Description of the issuer's activities.
Submitted only by investment funds

35. Plans of the issuer's future activities.

Plans of future activities.

Long-term strategic directions:
- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS), introduction of new technologies: ISDN, IP-telephony, ATM, xLSL,
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability.
- active tariff policy.
- pressing advertising policy
- hard control of expenditures' volume.

At present the Company created a network of common paging system which is capable of being merged into paging systems of Russia.

36. Information about the issuer's authorized capital.
The issuer's authorized capital rate (RUR): ***506 142 862.5***

The authorized capital lay-out according to the shares' categories:
Common shares:
Total amount(RUR): ***379 606 697.25***
Share in authorized capital: ***74.999911 %***
Preference shares:
Total amount (RUR): ***126 536 165.25***
Share in the authorized capital: ***25.000089 %***

37. Information about the state (municipal institution's) share in the issuer's authorized capital.
The authorized capital's share which is the state (municipal) property:
Type of property: ***federal***
Share: ***0,0007%***
Share holding agent: ***State property fund of the Krasnodar Territory***

The issuer's share holding fixed as state (municipal) property:

no such share

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal institutions to participate in the issuer's management ("golden share"):
not provided

38. Information about the issuer's declared shares.
38.1
Category: ***common***
Form: ***registered, non-documentary***
Full name of declared shares' category/type: ***common registered non-documentary***
Nominal value(RUR): *35.97*
Number: ***1 200 000***
Total value (RUR): ***43 164 000***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

38.2
Category: ***preference***
Type;
Form: ***registered, non-documentary***
Full name of declared shares' category/type: ***preference registered non-documentary***
Nominal value(RUR): *35.97*
Number: ***300 000***
Total value (RUR): ***10 791 000***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

39. The issuer's essential agreements and obligations:
None

40. The issuer's obligations on the emission of shares and securities that can be converted into shares:
no such obligations

41. Information about the sanctions imposed on the issuer, its participation in court hearings and examinations:

Date of the sanction's application:***19.11.1998***
Institution that imposed the sanction: ***state fiscal inspection of Pavlovskaya region***
Cause of sanction: ***non-inclusion of taxable sums into the natural persons' total revenue.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***16***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***

Cause of sanction: ***wrong calculation of taxable yearly sales in 1996 (VAT charge). Underdeclaration of credit turnover.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***5 612.53***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of highway users' tax.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***1 276.82***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of tax on maintenance of housing resources and social & cultural objects .***
Form of sanction: ***penalty***
Size of sanction(RUR): ***794.43***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***12.08.1999***
Institution that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***
Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***470 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***18.07.2000***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***20.01.2001***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

During the period under review there was no court examination that could essentially affect the issuer's activity .

During the period under review there were no inspections of the issuer's activities.

42. Important facts (events, actions) that took place during the reported period.
No such facts.

43. Information about reorganizations of the issuer and its subordinate & affiliated establishments.
The Board of Directors approved the resolution on the beginning of the Company reorganization in form of incorporating several telecom operators of the Southern Federal District.

In item 18.1.3. read next:
The shareholder's charter capital share: 25%-2

In item 24.1.2. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.2.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.3.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.4.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.5.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.6.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.7.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

44. Additional essential information about the issuer.
Additional essential information on the issuer for the reported period doesn't exist.

B. Information on the issuer's economic and financial activity

45. Annual accounts for the last three financial years

Not presented.

46. The issuer's accounts for the quarter under review

See Appendix

47. Events resulting in increasing or decreasing the issuer's asset value in the reported quarter by more than 10 %.
Such events didn't take place.

The issuer's assets value at the date of ending of the quarter preceding the reported one: ***3 528 163 000 rubles***
The issuer's assets value at the date of ending of the reported quarter:
3 754 038 000 rubles

48. Events resulting in increasing the issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Such events didn't take place.

The issuer's net profits (losses) value for the quarter preceding the reported one: ***91 597 000 rubles***

The issuer's net profits (losses) value for the reported quarter: ***155 420 000 rubles***

49. Information about the formation and usage of reserve and other special funds of the issuer.

Size of reserve fund at the end of the reported quarter (thousand rubles): 47260
Volume of receipts into the reserve fund in the reported quarter (thousand rubles): 0
Volume of means used from the reserve fund in the reported quarter (thousand rubles): 0

Name (purpose) of the special fund: SOCIAL SPHERE FUND
Amount of the fund at the end of the reported quarter (RUR thousand): 63 881
Volume of receipts into the fund in the reported period (RUR): 0
Volume of means used from the fund in the reported period (RUR): 0

50. The issuer's contracts in the reported quarter exceeding 10 % of the issuer's assets at the end of the quarter, preceding the reported one.
Such contracts didn't take place

51. Information about the directions of usage of cash resources resulting from registration of issued securities.
There/s no such directions of the means' usage in the reported quarter.

52. Borrowing current assets received by the issuer and its branches during the quarter under review.
Information about the amount of borrowing current assets received by the issuer as at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period(RUR)
Long-term credits of banks	170 000 000	10 000 000	-	180 000 000
Including not repaid in time	-	-	-	-
Other long-term loans	17 707 000	-	1 224 000	16 483 000
Including not repaid in time	-	-		
Short-term credits of banks	91 909000	17 546 000	-	109 455 000
Including not repaid in time				
Bank credits for the employees				
Including not repaid in time				
Other short-time loans				
Including not repaid in time				

53. Accounts receivable and payable of the issuer and its branches during the reported quarter.
Information about the amount of the issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term	151 061 000	1 089 884 000	1 068 997	171 948
Including overdue	44 575 000			42 022 000
Including overdue for more than 3 months	24 962 000			22 489 000

Including on:				
Long-term	1 901 000			1 865 000
Including overdue	1 302 000			1 264 000
Including overdue for more than 3 months	1 302 000			1 264 000
2)Accounts payable:				
Short-term	282 261 000	2 149 768 000	2 083 751 000	348 279 000
Including overdue	18 267 000	2 483 000	13 788 000	6 962 000
Including overdue for more than 3 months	18 207 000	947 000	15 430 000	3 724 000
Including on:				
Long-term	243 738 000	174 071 000	65 438 000	352 371 000
Including overdue	3 658 000	141 000	141 000	3 658 000
Including overdue for more than 3 months	3 658 000	141 000	141 000	3 658 000
Including on:				
Securities:				
Received				
Including from third persons				
Including on:				
Securities:				
given				
Including to third persons				
Including on:				
3) Bill circulation:				
Given bills				
Including overdue				
Including on:				
Received bills				
Including overdue				
Including on:				

54. The issuer's financial investments.

Information about the issuer's financial investments as at the end of the reported period:

Description	Investments rate as at the end of the reported quarter(RUR)		
	Short-term (up to 1 year)	Long-term (above 1 year)	Total
Investments into government securities of the Russian Federation	-	-	-

Investments into government securities of the subjects of the Russian Federation	-	-	-
Investments into securities of the institutions of local governing	-	-	-
Investments into shares of other companies	-	307 792 000	307 792 000
Investments into bonds and other debentures	-	-	-
Other granted loans	-	-	-
Investments into the issuer's branch establishments		526 000	526 000
Investments into the issuer's subordinate companies	-		

Financial investments into companies wound out of business according to statutory order in the Russian Federation			
Name of the company	**Date of winding - up**	**Decision-making authority**	**Rate of investments (RUR)**
			-
Total			-

Financial investments into companies declared bankrupt according to statutory order in the Russian Federation			
Name of the company	**Date of winding-up**	**Decision-making authority**	**Rate of investments (RUR)**
			-
Total			-

Total issuer's assets rate as at the end of the reported quarter (RUR)	**3 754 038 000**

Financial investments in the companies exceeding 10 % of the issuer's assets as at the date of ending of the reported quarter		
Name of the company	**Amount of investments (RUR)**	**Share in assets**
	-	0 %
Total	-	0 %

55. Other important information about the issuer's economic and financial activity: ***none***

B Information about the issuer's securities

56. Information about the issuer's shares.

Number of issue: *1*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***298 310***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: *1*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
None

Market information about the issued shares:
None

Additional important information about the issued shares:
None

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***

Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
None
Market information about the issued shares:
None

Additional important information about the issued shares:
None

Number of issue: ***2***
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration: ***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
None

Market information about the issued shares:
Off-board share market
Non-commercial partnership "Trade system RTS"

Additional important information about the issued shares:
none

Number of issue: *2*
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35 970 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration: ***22.04.1997***
Registration number: ***18-1-1807***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***

Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration: *24.10.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market
Non-commercial partnership " Trade System RTS"
Included in MMVB listing out of roll

Additional important information about the issued shares:
none

Number of issue: ***3***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35. 97***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration: *22.04.1997*
Registration number: ***18-1-1808***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration: *24.10.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market

Non-commercial partnership " Trade System RTS"
Included into MMVB listing out of roll
Additional important information about the issued shares:
none

57. Information about the issuer's bonds.
Issue of bonds didn't take place

D. Other information about the issuer's securities.

58,59,60. The issuer's shareholders' rights. The issuer's share dividends .
58.1

Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***common nominal non-documentary***
Rights of a shareholder of this category: ***The Company's ordinary shareholders can participate in a General shareholders' meeting with voting authority on all questions within its terms of reference, they also have the right to get dividends, and in case of the Company's liquidation– to get a part of its property.***

Dividends for shares of this category (type):
Period : ***1995 , IV quarter***
One share dividend (RUR) : ***0,171***
Total amount of dividends for shares of this type (category) (RUR) : ***1 812 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
1 812 000

Period : ***1996, IV quarter***
One share dividend (RUR) : ***0,53***
Total amount of dividends for shares of this type (category) (RUR) : ***5 593 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
5 593 000

Period : ***1997, IV quarter***
One share dividend (RUR) : ***0,935***
Total amount of dividends for shares of this type (category) (RUR) : ***9 867 452.4***
Total amount of dividends actually paid for shares of this category (type) (RUR):
9 867 452,4

Period : ***1998, IV quarter***
One share dividend (RUR) : ***0,6***
Total amount of dividends for shares of this type (category) (RUR) : ***6 332 055***
Total amount of dividends actually paid for shares of this category (type) (RUR):
6 332 055

Period : ***1999, IV quarter***

One share dividend (RUR) : ***1,94***
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***
Total amount of dividends actually paid for shares of this category (type) (RUR):
20 473 664

Size of dividend , date of payment of which does not start (RUR): ***0***

58.2
Category of shares: ***preference***
Type of shares : ***A***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***preference nominal non-documentary***
Rights of a shareholder of this category (type): ***The Company's preference shareholders can participate in a general shareholders' meeting with voting authority on questions about the Company's reorganization and liquidation. The preference shareholders have the voting authority at the general shareholders' meeting on the questions dealing with amendments and changes in the Company's Charter , limiting the rights of the shareholders of this type of actions, including definition or increasing of the dividend size and (or) definition or increasing of liquidation value, paid for preference shares of preceding succession, and also giving priority in order of dividend payments and (or) shares' liquidation value to shareholders' of preference shares of other type.***

Preference shareholders have the right to receive the shares' nominal value if the Company is liquidated.

Dividends for shares of this category (type):
Period : ***1995, IV quarter***
One share dividend (RUR) :***2,575***
Total amount of dividends for shares of this type (category) (RUR) : ***9 060 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
9 060 000

Period : ***1996, IV quarter***
One share dividend (RUR) :***5,299***
Total amount of dividends for shares of this type (category) (RUR) : ***18 644 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
18 644 000

Period : ***1997, IV quarter***
One share dividend (RUR) :***7,012***
Total amount of dividends for shares of this type (category) (RUR) : ***24 666 989***
Total amount of dividends actually paid for shares of this category (type) (RUR):
24 666 989

Period : ***1998, IV quarter***
One share dividend (RUR) :***3***
Total amount of dividends for shares of this type (category) (RUR) :***10 553 475***
Total amount of dividends actually paid for shares of this category (type) (RUR):
10 553 475

Period : ***1999, IV quarter***
One share dividend (RUR) : ***8,32***
Total amount of dividends for shares of this type (category) (RUR) :***29 268 304***
Total amount of dividends actually paid for shares of this category (type) (RUR):
29 268 304

Size of dividend , date of payment of which does not start (RUR):***0***

61. Limitations in the securities' circulation.
See items 56 and 57

62. Other important information about the issuer's securities.
At the annual general shareholders' meeting of "Kubanelectrosvyaz" PJSC held on June,2 1998, changes were made in the Company's Charter because of denomination, the Company's authorized capital amounts to 506 142 862.5 rubles. Nominal value of a share is 35 rubles 97 kopecks. Besides, at this meeting number of declared (authorized) shares was increased up to 1 200 000 ordinary and 300 000 preference shares.
In item 18.1.3. read next:
"25%-2 shares" instead of "25%"

APPENDIX

Accounting records for the first half of the year 2001

ACCOUNTING POLICY

"Kubanelectrosvyaz" PJSC , the year of 2001

ACCOUNTING POLICY

1. *Activity accounting in the Company is maintained by accounts department headed by chief accountant.*
2. *Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal & order form.*
3. *While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.*
4. *Sales proceeds are determined after execution of work (services) and presenting pay-documents to a customer.*
5. *Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.*
   To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:
   - *cable lines supported on poles or built on buildings' walls:*
     with metal casing (code 30018)
     with plastic casing (code 30019)
   - *communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

Depreciation of intangible assets are made according to standards determined by the company according to the specified time of their effective serviceability. This time of effective usage is determined since the moment of registration of intangible assets.

If it is impossible to determine time of effective usage of some intangible assets, then standards of depreciation are specified on the basis of ten years (but not more than the period of the company's validity).

7. Fixed and intangible assets' accounting must be carried out in sums rounded to whole rubles.

Resulting differences in sums must be written off regarding financial result ,not decreasing the taxable profit.

8. Current assets include objects having value no more than 100-multiple size of monthly wage floor at the date of acquisition.

9. Value of operational means of labor and articles of little value is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness. For kindergarten, rest hotel and resort center– by means of depreciation accounting at the rate of 100% when putting into operation means of labor and articles mentioned above.

10. Articles of little value, no more than one-twentieth of the specified limit for one article, are paid off when putting into operation.

11. *To ensure the accounting data adequacy, the inventory of property and financial obligations must be taken before making up annual balance sheet. Inventory of fixed assets is taken once in three years.*
12. *Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to their actual cost.*
13. *Unfinished production is indicated in balance sheet according to actual cost of work performed.*
14. *Basic assets and other property can be soldto the company's employees at the price by 1 % higher than its actual cost.*
15. *The company's representation expenses are to be included into the prime cost of production (works, services) within the legal standards and regulations, and when there are no such standards, some of the representation expenses can be paid at the expense of the company's profit.*
16. *Total amount of expenses for personnel training, included into the prime cost of production (works, services), must not exceed 2 % of labor costs included into the prime cost.*
17. *To distribute evenly forthcoming costs among the production costs of the period under review the reserve for basic assets' repairs can be created.*
18. *Expenses, made in the reported period but related to next periods under review, are presented in balance accounting as expenses of future periods and are referred to costs of the period they are related to.*
19. *On the basis of the results of the accounts' receivable inventory, made at the end of the reported year, reserve fund of bad debts for account with other companies is created with assignment of the reserve sums to the results of economic activities.*
20. *Differences due to rate of exchange are included once only into the company's income or losses at the end of the reported year in the form of balance.*
21. *Full actual cost of production (works, services) is calculated at the company. Costs, included in account 26 "General total costs" are debited to accounts 20 " Major production" and 23 "Auxiliary production".*
22. *Indirect costs are distributed among the objects of calculation according to workers' wage rate.*
23. *Current and capital outlays, made at the expense of the company's profit, are accounted at the expense of undivided profit of the previous year formed at the account 88 "Undivided profit (outstanding losses)".*
    Expenditures not provided with adequate sources must not be made.
24. *Assessments to budget at the expense of the company's profit including penalties for breach of fiscal legislation are considered at the account 81 "Use of profits".*
25. *Accounting period for charge of proceeds of services is considered to be a month from day 25 to day 25*

BALANCE SHEET

As at June,30 2001
Company: **"Southern Telecommunications Company" PJSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	6 500	6 019
patents, licenses, trade marks and other similar rights and assets	111	266	43
establishment expenses	112		
business rating	113		
Fixed assets (01,02,03)	120	2 561 414	2 747 437
land and natural resources	121		
buildings, facilities, machines and equipment	122	1 949 986	1 949 302
Unfinished construction (07,08,61)	130	235 931	317 445
Profitable investments in material values (03)	135		
Property for subleasing	136		
Property for rent	137		
Long-term financial investments (06, 82)	140	275 642	310 895
investments into branch establishments	141	273 497	304749
investments into dependant companies	142	332	332
investments into other companies	143	1 813	2 804
loans granted to companies with term over 12 months	144		3000
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	3 079 487	3 381 796
2. CURRENT ASSETS			
Inventories and expenses	210	117 348	144 057
raw materials, materials and other similar items (10,15, 16)	211	101 667	124 798
cattle (11)	212	3	1
Expenses in unfinished production(20,21,23,29,30,36,44)	213	12	-
finished products and merchandise(16, 40,41)	214	7 521	6 392
dispatched goods (45)	215		
deferred expenses (31)	216	8 145	12 866
other inventories and expenses	217		
VAT on acquired valuables (19)	220	38 163	39 616
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	1 901	1 865
buyers and customers(62,76,82)	231		
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		
Other receivables	235	1 901	1 865

Accounts receivable(with payments expected within 12 months since reporting date)	240	151 061	171 947
buyers and customers(62,76,82)	241	106 848	119 613
notes receivable(62)	242		
branch establishments and dependant companies (78)	243		16 526
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	991	1 541
other receivables	246	43 222	34 267
Short-term financial investments (56,58,82)	250		
investments into dependant companies	251		
bought out own shares	252		
other short-term financial investments	253		
Cash resources	260	16 474	14 757
cash (50)	261	1 639	1 622
settlement accounts (51)	262	9 782	5 563
currency accounts (52)	263	203	207
Other cash resources (55,56,57)	264	4 850	7 365
Other current assets	270		
TOTAL for section 2	290	324 947	372 242
BALANCE (sum of the lines 190+290)	399	2 404 434	3 754 038

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	**2**	**3**	**4**
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	1 410 241	1 410 241
Reserve capital (86)	430	47 260	47 260
mandatory reserve funds	431	47 260	47 260
reserve fund required by constituent documents	432		
Social funds (88)	440	63 881	63 881
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	421 903	421 903
Uncovered losses of the past years(88)	465		
Retained profit of the reported year (88)	470		155 420
Uncovered losses of the reported year (88)	475		
TOTAL for section 4	490	2 449 428	2 604 848
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	187 707	196 483
long-term bank credits	511	170 000	180 000
other long-term loans	512	17 707	16 483
Other long-term liabilities	520	243 738	352 371
TOTAL for section 5	590	431 445	548 854
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	91 909	109 455
bank credits	611	91 909	109 455
other loans	612		
Accounts payable	620	282 261	348 279
suppliers and contractors (60,76)	621	107 055	161 367
notes payable(60)	622		
debt to branch establishments and dependant companies (78)	623		18 240
wages to employees(70)	624	34 237	27 296

social insurance (69)	625	18 456	13 881
debt to budget (68)	626	55 093	47 658
advance payments(64)	627	53 910	65 222
other payables	628	13 510	14 615
Dividend settlements (75)	630	99 300	73 265
Deferred income (83)	640	50 091	64 689
Provision for future expenses and payments(89)	650		4 648
Other short-term liabilities	660		
TOTAL for section 6	690	523 561	600 336
BALANCE (sum of the lines 490+590+690)	700	3 404 434	3 754 038

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	12 625	26 284
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	35	560
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	13 190	
Liabilities and payments' securities received (008)	950		
Liabilities and payments' securities given (008)	960	829 304	818 818
Depreciation of housing stock (014)	970	173	173
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980		
Forms of strict recording	990	6 956	

PROFIT AND LOSS STATEMENT

As at June,30 2001
Company: **"Southern Telecommunications Company" PJSC**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line-code	For the reported period	For the similar period of the previous year
1	2	3	4
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	1 143 758	990
Including from communication services	11	1 093 038	841 853
Cost price of goods , services sold	20	862 655	725 413
Including from communication services	21	815 355	627 180
Gross profit	29	281 103	233 234
Commercial expenses	30		1 774
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	281 103	231 460
2. Operating profits and losses			
Interest income	60	2	5
Interest expenses	70	22 571	10 003
Income from participation in other enterprises	80	6 756	
Other operating income	90	46 392	18 677
Other operating expenses	100	69 482	37 042
3. Non-sales profits and losses			
non-sales income	120	9 196	18 049
non-sales expenses	130	42 485	32 914
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	208 911	188 232
Profit tax and other similar obligatory payments	150	52 900	39 594
Profit (loss) from usual activity	160	156 011	148 638
4. Extraordinary profits and losses			
Extraordinary profits	170		
Emergency losses	180	591	1 454
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	155 420	147 184

APPROVED
By Board of Directors of "UTK" PJSC
Minutes № 3 at 20.07.2001
Chairman of Board of Directors V.E.Belov____________

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: II quarter of 2001

Public Joint-Stock Company "Southern Telecommunications Company"

The issuer's code: 00062-A

Location: 66, Karasunskaya St., Krasnodar
Mail address: 66, Karasunskaya St., Krasnodar

Information contained in this quarterly report is to be published in accordance with legislation of the Russian Federation on securities

General Director V.L. Gorbachev________________________

1-st Deputy General Director – Acting Chief Accountant A.M.Sadokhina

____

Contact person : ***Andrei Alexandrovich Litvinov***
Deputy General Director
Phone*(8612) 53-47-75* Fax: ***(8612) 53-19-69***
E-mail: ***litvinov@kes.kuban.ru***

A. Information about the issuer.

9. **Issuer's full identifying name:**
   Public Joint-Stock company "Southern Telecommunications Company"

10. **Abbreviated name:**
    PJSC "UTK"

11. **Information about the changes in the issuer's name and legal-organizational form.**
    Open-type Joint-Stock company "Kubanelectrosvyaz"
    OJSC "Kubanelectrosvyaz"
    Introduced: ***20.05.1994***

    Public Joint-Stock company "Kubanelectrosvyaz"
    OAO "Kubanelectrosvyaz"
    Introduced: ***6.06.1996***

    Public Joint-Stock Company "Southern Telecommunications Company"
    PJSC "UTK"
    Introduced: ***28.06.2001***

    Present-day name was introduced on ***28.06.2001***

12. **Information about the issuer's national registration and licenses.**
    Date of the issuer's state registration: ***20.05.1994***
    Certificate of state registration number: ***494***
    Registered by ***the Decree of the first deputy head of Krasnodar City Administration.***

    Licenses:
    Number: ***3035***
    Date of issue: ***4.11.1996***
    Valid till: ***1.10.2004***
    Issued by: ***Ministry of Communications of the Russian Federation.***
    Activity category: ***Rendering telecommunication services***

    Number: ***23016677***
    Date of issue: ***10.03.1999***
    Valid till: ***10.03.2002***
    Issued by: ***Krasnodar regional branch of Federal Licensing center of Ministry of Construction of the Russian Federation***
    Activity category: ***Providing engineering services***

    Number: ***15692***
    Date of issue: ***8.09.2000***
    Valid till: ***8.09.2003***

Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering paging services***

Number: *17012*
Date of issue: *25.01.2001*
Valid till: *25.01.2006*
Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering mobile wireless communication services***

13. Identification tax-payer number:
2308025192

14. The issuer's sectional belonging.
Codes OKONH:
52300

15. Location, mail address and contact numbers:
Location: ***66, Karasunskaya St., Krasnodar***
Mail address: ***66, Karasunskaya St., Krasnodar***
Tel: *(8612) 53-02-07* Fax: *(8612) 53-19-69*
E-mail: securdep@kes.kuban.ru

16. Information about the issuer's auditor.
Name: ***CJSC "Arthur Andersen"***
Location: ***52/2 Kosmodemianovskaya St., Moscow***
INN: *7701006684*
Mail address: ***52/2 Kosmodemianovskaya St., Moscow***
Tel: *755-97-00* Fax: *755-99-10*
E-mail : russia@arturandersen.com

Information about the auditor's license:
Number: ***006000***
Date of issue: ***28.06.2000***
Valid till: ***28.06.2003***
The license is issued by: ***Ministry of Finance of the Russian Federation***

17. Information about the organization that fulfills the securities rights' registration.
Registrar:
Name: ***CJSC "Kuban Registrar's Chamber"***
Location: ***Krasnodar***
Mail address: ***52, Atarbekova St., Krasnodar 350049***
Tel: ***65-12-76*** Fax: ***65-22-37***
E-mail : ***does not exist***

License:
Number: ***01142***
Date of issue: ***5.10.1996***
Valid till: ***9.01.2003***

The license is issued by: ***The Federal Commission of Securities and Stock Market at the Government of the Russian Federation***
This Registrar has kept the issuer nominal securities' register since: ***1.10.1997***

Centralized deposit of the issued securities did not take place during the reporting quarter.

18. The issuer's depositary.
Does not exist

19. The issuer's shareholders
Total shareholders' number: *8 765*
Shareholders possessing more than 5% of the issuer's authorized capital:

19.1. Name: ***PJSC "Investment communications company"***
Location: ***Moscow***
Mail address: ***55/2, Pluszczikha St., Moscow , 119121***
The issuer's authorized capital share: ***38%***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.1 Name: ***Ministry of Property Relations of the Russian Federation***
Location***: Moscow***
Mail address: ***9, Nickolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsomlimited***
Location***: Cyprus***
Mail address: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
The shareholder's charter capital share: ***25% + 1***

19.2. Name: ***"Bank Credit Suisse First Boston AO" (nominal holder)***
Location: ***Moscow***
Mail address: ***5, Nikitski Per., Moscow , 103009***
The issuer's authorized capital share: ***16,31% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.2.1. Name: ***Credit Suisse First Boston***
Location***: Switzerland***
Mail address:***8, Paradeplats***
The shareholder's charter capital share: ***98%***

19.3. Name: ***KB "Chase Manhattan Bank International "(nominal holder)***
Location: ***Moscow***
Mail address: ***52/4, Kosmodamianskaya St., Moscow***
The issuer's authorized capital share: ***5,81 % (nominal holder).***
Shareholders(participants) possessing not less than 25% of the charter capital of

the issuer's shareholder: ***do not exist***

19.4. Name: ***"DKK"CJSC***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The issuer's authorized capital share: ***5,48 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19.5. Name: ***"ABN AMRO bank A.O. "CJSC (nominal shareholder)***
Location: ***17/1, Bolshaya Nikitskaya St., Moscow , 103009***
Mail address: ***17/1, Bolshaya Nikitskaya St., Moscow , 103009***
The issuer's authorized capital share: ***5,43 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

20. **The issuer's management structure.**

Top management of the issuer is General shareholders' meeting.
General management except for the issuesreferred to the sole competence of the General shareholders' meeting is carried out by Board of Directors
Current management is carried out by General Director and the Company Administrative Board.
The Company executive powers control current activity except for the questions referred to the sole competence of a General shareholders' meeting andthe Board of Directors.
The Company executive powers provide for fulfillment of resolutions of General shareholders' meeting and Board of Directors

The General shareholders' meeting's terms of reference according to the Company's Charter (constitutive documents) cover:
1)making amendments and supplements in the Company's Charter and approving the Charter's new edition except the cases dealing with the increase of the authorized capital and mentioned in item 12.4., article 12 of the Charter;
2)making decision on the Company's reorganization;
3)making decision on the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final);
4)determining a quantitative structure of the Board of Directors, electing its members and terminating their powers before the appointed time; approval of rewards and compensations associated with their functions as members of Board of Directors;
5)determining the price limit of declared shares;
6)making decision on increase of the Company's charter capital by increasing the shares' nominal value or by placement of additional shares, in case Board of Directors does not take the decision on this question by a solid vote;
7)making decision on reduction of the Company's charter capital by decreasing the shares' nominal value, buying the Company's shares to reduce their total number or repaying not fully-paid shares, and also by repaying the shares obtained or redeemed by the Company;

8) Formation of the Company's executive power including appointment of the General Director, early cessation of his authority ;
9)electing members of the Company's Auditing Commission (inspector-general) and terminating their authority before the appointed time;
10)approving the Company's auditor;
11)approving the Company's annual reports, balance sheets, income statements, allocation of profits and losses;
12)taking decision on non-use of a shareholder's right of priority to buy the Company's shares and securities offered for open subscription withpayment in cash, and on the period of validity of this decision ;
13)procedure for conducting a General shareholders' meeting;
14)forming a Counting Commission;
15)determining form of disclosure of information to the Company's shareholders including publishing body in case notice is to be published;
16)making decision on split-up and combination of the Company's shares;
17)making decision on conclusion of contracts, when there is a self-interest in such contracts of persons having more than 20% of the other party's voting shares, participating in the other party's boards of administration or taking part in these contracts as agents or representatives, in cases:

- *if amount of payments under contract and property under contract value, determined in accordance with current legislation, exceeds 2% of the Company's assets;*
- *if bargain or several interrelated bargains represent the Company's voting shares' registration quantitatively exceeding 2% of voting shares registered by the Company earlier;*
- *if all members of Board of Directors are declared to be persons having self-interest in the bargain.*

18)making decision on concluding large bargains dealing with acquisition or expropriation of the Company's property in cases:

- *if Board of Directors did not make decision on such contract , dealing with property value amounting to 25-50% of the balance sheet assets at the day of making decision, in a solid vote;*
- *if the object of such contract corresponds to the property value exceeding 50% of the Company's balance sheet assets at the day of making decision on concluding the contract;*

19)taking up and redemption of placed shares by the Company;
20)participating in holdings, financial and industrial groups;
21)making decision on annual dividend payments, approving their size, form and order of payments for each category and type of shares by virtue of the Board of Directors' recommendation;
22)making decisions on reimbursement of expenses at the Company's expense in case of calling an extraordinary meeting by the persons demanding its calling;
23)approving regulations dealing with functioning of the Company's auditing commission and Board of Directors.

General shareholders' meeting has the exclusive right to make decision on questions mentioned in items 1-5 and 7-18 of article 9.5 These questions can't be solved by the Company's Executive board or its Board of Directors.

Shareholders, having the right to vote at the General shareholders' meeting on the questions put to vote, are:

-shareholders of the Company's common shares;

-shareholders of the Company's preferred shares in cases mentioned in Article 6 of the Company's Charter;

A voting share is a common or preferred share that entitles its holder to vote on the question put to vote.

The principle of voting at the General shareholders' meeting is statutory voting ("one Company's voting share represents one vote") except for the cases of cumulative voting on election of the Company's Board of Directors.

Decisions on questions mentioned in paragraphs 1,2,5,5,18 must be voted for by ¾ of common shareholders present in person or in proxy.

Decision on article 18 is taken at the General meeting by a majority vote of voting shareholders not having self-interest in the bargain .

Decisions on other questions are taken by a majority vote of voting shareholders present at the General meeting.

Decisions on questions mentioned in items 2,11,12,14-21 are taken by the General shareholders' meeting only on application of the Board of Directors.

Decisions of the annual general shareholders' meeting on questions mentioned in items 4,8,9,10,11 can't be voted in absentia (by opinion polling).

General shareholders' meeting has no right to take decisions on the cases outside its competence.

Shareholders must be informed on the resolutions adopted by the General shareholders' meeting not later than 45 days after the date of adopting resolution in the same way as informing shareholders about the meeting (item 9.1 of the Charter).

Board of Directors' competence according to the Company's Charter:

1.The Company's Board of Directors exercises general management of the Company's activity except for the cases referred to the sole competence of the General shareholders' meeting.

2. The Board of Directors' members are elected at the annual General shareholders' meeting annually. Their authorities come into force since the moment of election by the annual general meeting till the election (reelection) of new members of the Board of Directors by the next annualgeneral shareholders' meeting . The Board of Director's members can be elected unlimited times.
A shareholder or a shareholder's proxy– a natural person, run as a candidate to the Board of Directors by the Company's shareholders , possessing at least 2 %of the Company's voting shares, can be elected a Board of Director's member.
Board of Directors is elected in number of 9 persons by cumulative voting. In cumulative voting each voting share shall carry a number of votes equal to the total

number of Board of Directors members. A shareholder (a proxy) may cast all votes carried by the shares owned by him in favor of one candidate or distribute them among several candidates for the Company's Board of Directors.
The candidates, who receive the majority of votes shall be deemed elected to the Company's Board of Directors.
3.In case of electing the Board of Directors' members by cumulative voting, the resolution on early authorities' cessation can be approved only regarding all members of the Company's Board of Directors.
4. The Company's Administrative Board's members must not constitute the majority of the Board of Directors' members. The person, who carries out the functions of individual executive power (General Director), must not be at the same time the Chairman of the Company's Board of Directors.
5. The Chairman of the Board of Directors is elected from its members by a majority vote.
The Company's Board of Directors can re-elect its Chairman at any time by a majority vote of total members of the Board of Directors.
6. The Chairman of the Company's Board of Directors :
- *organizes the Board of Directors' work;*
- *calls the Board of Directors' meetings or organizes voting in absentia;*
- *organizes keeping minutes at the meetings.*

7. In the Chairman's absence his duties are performed by Vice-chairman, elected of the Board of Directors' members by a majority vote.
8. The Company Board of Directors has the rights to take decisions on general management of the Company's activities except for the cases referred to the sole competence of the General shareholders' meeting.
9. The Company's Board of Directors has the sole right to make decisions on the following issues:
1) determining priority directions of the Company's activities (approving business-plan);
2) calling annual and extraordinary shareholders' meetings;
3) approving general meeting's agenda;
4) setting date, place and time of conducting a General shareholders' meeting, setting date of making out a list of shareholders entitled to participate in a General meeting,
determining the way of notification about the holding of a General shareholders' meeting,
determining list of materials to be forwarded to shareholders when preparing a General shareholders' meeting,
determining the form and the text of a voting list;
5) submitting the following issues to a General shareholders' meeting:
- *the Company's reorganization;*
- *non-use of shareholders' priority right to buy the Company's shares or securities converted to the shares;*
- *determining form of providing information to the Company's shareholders including the publishing body in case information is to be published;*
- *split-up and combination of the Company's shares;*
- *conclusion of contracts when there is a self-interest in them of the persons:*

-having self-interest in such contracts
- participating in the other party's boards of administration or taking part in these contracts as agents or representatives;

- *conclusion large bargains dealing with acquisition or expropriation of the Company's property;*
- *taking-up and redemption of placed shares by the Company;*
- *participating in holding companies, financial and industrial groups;*
- *approving annual reports, balance sheets, income statements, allocation of profits and losses;*
- *resolution on annual dividend payments, size, form and order of dividend payments for each category and type of shares;*

6) *registration of bonds and other securities;*
7) *determining the property's market value;*
8) *buying the Company's placed shares, bonds and other securities;*
9) *recommendations on rewards and compensations' rates for the members of the Company's Auditing commission and amount of payment to the auditor;*
10) *recommendations on size and order of dividend payments;*
11) *using the Company's reserve and other funds;*
12) *approving the Company's internal regulations dealing with functioning of executive organs;*
13) *establishing the Company's new branches and agencies and their liquidation, approving Statutes of branches and agencies ;*
14) *adopting resolutions on the Company's participation (cessation of participation, change of share holding) in other organizations, commercial enterprises or associations by means of selling and buying the shares of other organizations, with the exception of holding companies and financial and industrial groups;*
15) *concluding large bargains when the object under contract is the property value amounting to 25-50 % of the Company's balance sheet assets at the day of making decision on concluding such bargains;*
16) *concluding contracts when there is a self-interest in them of the persons:*
-being the other side of the contract or taking part in it as agents or representatives;
- having more than 20% of the other party's voting shares or taking part in this contract as agents or representatives;
- participating in the other party's boards of administration or taking part in these contracts as agents or representatives;
17) *preliminary approving of the Company's annual report 30 days before the date of annual general shareholders' meeting at the latest, examination of the auditing commission's reports and the auditor's conclusions;*
18) *approving results of the additional shares' registration;*
19) *approving the form of a shareholder's demand to redeem his shares and the form of a shareholder's application on redemption of his shares by the Company;*
20) *electing the Board of Director's Chairman;*
21) *formation of the Company's collective executive organ and early cessation of its authority, determining reward rates paid to its members;*
22) *indicating a person authorized to sign contracts (agreements) with General Director and members of Administrative Board;*

23) coordinating a contract or several interrelated contracts dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 –25 % of the Company's balance sheet assets to the date of taking decision on conclusion of such contracts by the executive organs with the exception of the contracts concluded in the process of regular economic activity;
24) taking decision on choosing an independent registrar (making an agreement with an independent registrar);
25) increasing the Company's authorized capital by increasing the shares' nominal value or by registering additional shares in case of the Board of Directors' solid vote;
26) introducing amendments in the Company's Charter dealing with increasing of the Company's authorized capital based on the decision to increase the authorized capital by increasing the shares' nominal value or by registering additional shares as mentioned in item 4.3. of article 4;
27) approving decisions on securities' issue, the emissions' prospects and reports on the results of securities' issue;
28) determining structure, scope and procedure of protection of data being commercial classified information;
29) making suggestions on the personal membership of the counting commission;
30) approving terms of contracts(agreements), concluded with the General Director and the members of the Administrative Board;
31) prolongation of the Contract with the General Director within the period determined by this Charter;
32) cancellation of the contract with General director in case of early cessation of his authorities by a General shareholders' meeting;
33) consideration the question of rewarding the General Director by results of economic and financial activity;
34) indicating a person authorized to execute the General Director's duties when he can't exercise his authorities himself;
35) other questions specified by the Federal Law "On joint-stock companies" and by this Charter.

10. While exercising their rights and fulfilling the duties, Board of Directors' members must act in favor of the Company's interests , exercise their rights and fulfil their duties towards the Company honestly and reasonably.

Individual and collective executive organs' terms of reference according to the Company's Charter:
The executive organs' terms of reference cover management of the Company's current activities with the exception of the questions referred to the sole competence of the General shareholders' meeting and the Company's Board of Directors.
The Company's executive organs provide for realization of the resolutions adopted by the Company General shareholders' meeting and Board of Directors.

General Manager can act on behalf of the Company without letter of attorney including:

- ***executes operational control of the Company's activities;***
- ***has the right of the first signature in financial documents;***

- *concludes contracts on behalf of the Company, manages the Company's property providing current activities within the Charter limits;*
- *acts on behalf of the Company without letter of attorney, representing the Company's interests in the Russian Federation and in the foreign countries;*
- *approves staff, concludes labor agreements with the Company's employees, imposes penalties and rewards the employees;*
- *presides at a General shareholders' meeting;*
- *directs the Administrative Board's work, presides at its meetings, gives recommendations on the personal membership of the Administrative Board for the Board of Directors' approval;*
- *executes letters of attorney on behalf of the Company;*
- *opens the Company's accounts with banks;*
- *organizes the Company's business accounting reports;*
- *issues orders and gives instructions obligatory for all the Company's employees;*
- *executes other functions necessary for providing the Company's normal activities according to the current legislation and the Company's Charter except for the functions carried out by other management bodies according to the Company's Charter;*
- *issues orders and gives instructions on providing commercial specified information's protection, makes out a List of information being commercial specified information.*

General Director acts as Chairman of the Company's Administrative Board. General Director represents Administrative Board's point of view at the General shareholders' and Board of Directors' meetings .

Administrative Board is a collective executive organ of the Company providing realization of the resolutions adopted by a general shareholders' meeting and the Company Board of Directors.

Administrative Board is formed from the staff of the Company's executive management consisting of not less than 7 members . Board of Directors approves Board of Administration's staff on the General Director's application. Administrative Board acts with the authority of the Company's Charter, "Regulations on the Company's Board of Administration" approvedby the Board of Directors and other internal documents of the Company.

Administrative Board holds meetings in case of need. General Director organizes the Administrative Board's meetings, signs all the documents on behalf of the Company and minutes of the Administrative Board's meeting. Minutes are keeping during the Board of Administration's meeting. These minutes are placed at the disposal of the Board of Directors' members, the Auditing commission (inspector-general), the auditor at their request.

General Director and Administrative Board's members can take part in the management boards of other companies only by approval of the Company's Board of Directors.

Resolution on conclusion of contracts, dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets, can be approved only after the obligatory coordination of this resolution at the Board of Directors' meeting.

21. **Members of the issuer's Board of Directors (supervisory board) .**

Board of Directors
Chairman: ***Vadim E. Belov***

Members of the Board of Directors:
Alexander V. Apalko
Birthday: *1947*

Posts held during the last 5 years:
Period: ***1994 – 1996***
Company: ***Sochinski GPTUS***
Field: ***Communications***
Post: ***Director***

Period: ***1996 – 2001***
Company: "***Sochielectrosvyaz***"
Field: ***Communications***
Post: ***Director, Deputy General Manager of "Kubanelectrosvyaz" JSC***

Period: ***2001- present time***
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Field: ***Communications***
Post: ***Director of the branch establishment, Deputy General Director of "UTK"PJSC***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 – present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2000***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001- present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,05%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***52 875***
Bonus payments (RUR): ***91 670***
Commission (RUR): ***0***
Other property provisions (RUR): ***23 690***
Total (RUR): ***168 235***

David Alexander Hern
Birthday: ***1972***

Posts held during the last 5 years:
Period: ***1996 – 1998***
Company: ***Investment fund "Company UNIFUND"***
Field: ***Investments***
Post: ***Manager***

Period: ***1999 – present time***
Company: ***"Branswick Warburg" CJSC***
Field: ***Investments***
Post: ***Specialist***

Period: ***2000 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Vadim E. Belov

Birthday: *1958*

Posts held during the last 5 years:
Period: *1991 – 1997*
Company: ***State Committee for antimonopoly policy and support of new economic patterns***
Field: ***state supervisory institution***
Post: ***Vice-chairman***

Period: ***1997 – 1998***
Company: ***" MFK – Renaissance"***
Field: ***Investments***
Post: ***Vice-chairman of the Administrative Board***

Period: ***1998 – 1999***
Company: ***"SPK Capital Limited "***
Field: ***Investments***
Post: ***Managing director of the Moscow Agency***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Director***

Period: ***1999--present time***
Company: ***"Central Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Korovelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Volgogradelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Electrosvyaz" PJSC, Stavropol region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Electrosvyaz" PJSC, Primorski region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2000-present time***
Company: ***"Rostelecom" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Novosibirsk region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Sverdlovsk region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***25 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***25 000***

Vladimir L. Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***General Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***General Director***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Vice-chairman of the Board of Directors***

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Rostov Region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Volgograd Region*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Kabardino-Balkarskie telecommunications" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *Association of telecom operators of the Northern Caucasus*
Field: *Communications*
Post: *President*

Period: *2001-present time*
Company: *"Health complex "Orbita"CJSC*
Field: *health and resort services*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,23 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *137 310*
Bonus payments (RUR): *475 282*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *612 592*

Anna M. Sadokhina
Birthday: ***1946***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***Health and resort services***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: *0,1 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): ***99 450***
Bonus payments (RUR): ***231 495***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***530 479***

Irina P. Ukhina
Birthday: ***1945***

Posts held during the last 5 years:
Period: *1993 – 1995*
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization subdepartment of the department for privatization and support of new economic patterns in communications***

Period: *1995 – 1996*
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization department of the Administration Board for work with federal property and antimonopoly regulation***

Period: *1996 – 1997*
Company: ***"Investment Communications Company " Public Joint-Stock Company***
Field: ***communications***
Post: ***Chief specialist of the Service of securities and share holdings' management***

Period: *1997–1999*
Company: ***"Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Chief of the Service of share holdings' management***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Director of the Department of Corporate Management***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –2000*
Company: *"Sevosetinelectrosvyaz" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –present time*
Company: *"Yartelecom" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –present time*
Company: *"Svyaz" PJSC, Komi Republic*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2000 –present time*
Company: *"Murmanelectrosvyaz" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: *"Electrosvyaz" PJSC, Volgograd region*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: *"Cherepovetselectrosvyaz" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period:*2001- present time*
Company: *"Bryansksvyazinform" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***

Bonus payments (RUR): ***25 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***25 000***

Vitali M. Yevdokimenko
Birthday: ***1949***

Posts held during the last 5 years:
Period: ***2000 –present time***
Company: ***Government of the Krasnodar Territory***
Field: ***administrative***
Post: ***Head of transport and communications department***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Anton I. Osipchuk
Birthday: ***1967***

Posts held during the last 5 years:
Period: ***1993 –1996***
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of economic department***

Period: ***1996 –1996***
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of profit-center on securities' transactions and financial-investment consulting***

Period: ***1997 –2000***
Company: ***"Telecominvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Director on Economics and Finances***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***2001 –present time***

Company: ***"Rostelecom" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinform" PJSC, Nizhegorodskaya region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinform" PJSC, Samarskaya region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"PTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Georgi A. Romski
Birthday: ***1956***

Posts held during the last 5 years:
Period: ***1995 –2000***

Company: *"Saint-Petersburg long-distance international telephone" PJSC*
Field: ***communications***
Post: ***Technical director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Field: ***communications***
Post: ***Deputy General Director***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Central Telegraph" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Electrosvyaz" PJSC, Kaliningradskaya region***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Giprosvyaz" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

22. The issuer's individual and collective management organs and their officials.

Individual executive organ and members of the issuer's collective executive organ:
Vladimir L. Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *General Director*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *General Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors.*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*

Post: *Vice-chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Rostov Region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Volgograd Region*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Kabardino-Balkarskie telecommunications" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *Association of telecom operators of the Northern Caucasus*
Field: *Communications*
Post: *President*

Period: *2001-present time*
Company: *"Health complex "Orbita"CJSC*
Field: *health and resort services*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,23 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *137 310*
Bonus payments (RUR): *475 282*
Commission (RUR): *0*
Other property provisions (RUR): *0*

Total (RUR): *612 592*

Anna M. Sadokhina
Birthday: ***1946***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***Health and resort services***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,1 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2%***

Rewards paid during the quarter under review:
Salary (RUR): ***99 450***
Bonus payments (RUR): ***231 495***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***530 479***

Leonid L. Laskavy
Birthday: ***1938***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager – Technical Director***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager – Technical Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1998-2001*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Kalmykia Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,15 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *3%*

Rewards paid during the quarter under review:
Salary (RUR): *109 350*
Bonus payments (RUR): *159 730*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *269 080*

Victor A. Kruzhkov
Birthday: *1952*

Posts held during the last 5 years:
Period: *1994 – present time*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996 – present time*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *1999 – present time*
Company: *"Avtocentre-Yug" CJSC*
Field: *car sale and repair*
Post: *Member of the Board of Directors*

Period: *1999 – present time*
Company: *"Armavir communication facilities plant" CJSC*
Field: *cable production*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Health complex "Orbita" CJSC*
Field: *resort and health services*
Post: *Member of the Board of Directors*

Period: *2001 – present time*
Company: *"Center of material and technical maintenance" CJSC*
Field: *Production*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Yugsvyazstroy" CJSC*
Field: *Construction*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board.*

Period: *2001 – present time*
Company: *"Electrosvyaz" PJSC, Astrakhan region*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,22 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): *93 600*
Bonus payments (RUR): *107 760*
Commission (RUR): *0*
Other property provisions (RUR): *0*

Total (RUR): ***201 360***

Alexander P. Shipulin
Birthday: *1953*

Posts held during the last 5 years:
Period: *1994 – 1997*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for City, Rural Telephone Communications & Wired Radio***

Period: *1997 – 2001*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for External Economic Links, Marketing and Advertising***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for External Economic Links, Marketing and Advertising***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"Yuzhni Telecom Ltd."***
Field: ***Communications***
Post: ***Director***

Period: ***2001-present time***
Company: ***Association of the telecom operators of the Northern Caucasus.***
Field: ***Communications***
Post: ***Executive director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***0,09 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2,3 %***

Rewards paid during the quarter under review:
Salary (RUR): ***93 600***
Bonus payments (RUR): ***121 760***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***215 360***

Nina I. Ignatenko
Birthday: ***1960***

Posts held during the last 5 years:
Period: ***1994 – 1997***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Legal Consultant of General Director***

Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Head of Department of Law***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Head of Department of Law***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***

Post: *Member of the Administrative Board*

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 – present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***resort and health services***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,0007 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***40 543.2***
Bonus payments (RUR): ***58 566***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***99 109.2***

Ivan F. Ignatenko
Birthday: ***1945***

Posts held during the last 5 years:
Period: ***1994 – 1999***
Company: ***City Telephone Exchange , "Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Director***

Period:***1999– 2001***
Company: ***Krasnodar City Telecommunication Center , "Kubanelectrosvyaz " PJSC***
Field: ***Communications***
Post: ***Director, Deputy General Director of "Kubanelectrosvyaz" JSC***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director – Director of Krasnodar City Telecommunications Center***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-present time***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***

Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***0,09%***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***1 %***

Rewards paid during the quarter under review:
Salary (RUR): ***70 819***
Bonus payments (RUR): ***14 824***
Commission (RUR): ***0***
Other property provisions (RUR): ***118 109***
Total (RUR): ***203 752***

Andrei A. Litvinov
Birthday: ***1973***

Posts held during the last 5 years:
Period: ***1996 – 1996***
Company: ***"Rostolimpbank" PJSC, Rostov-on-Don***
Field: ***Banking***
Post: ***Economic and legal consultant***

Period:***1996– 1996***
Company: ***"Donagroinvest" TOO APK***
Field: ***Agroindustrial***
Post: ***Manager on economics***

Period: *1996 – 1997*
Company: ***"Promradtekhbank" AB***
Field: ***Banking***
Post: ***Chief specialist of the Rostov branch of Depositary***

Period: *1997 – 2001*
Company: ***"Rostovelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Economist, head of securities department***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***69 646***
Bonus payments (RUR): ***9 585***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***79 231***

The person , acting as the issuer's individual executive organ:

23. Rewards paid to the Board of Directors'(supervisory board) members and to other officials of the issuer.

Sum total of rewards paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): ***767 193***
Bonus payments (RUR): ***1 305 848***
Commission (RUR): ***0***
Other property provisions (RUR): ***341 333***
Total (RUR): ***2 414 374***

See also items 21 and 22.

24. Information about the legal persons where the issuer has stockholdings.

Legal persons where the issuer 's share accounts for not less than 5 % of their authorized capital :

Name: *"Yugsvyazstroy" CJSC*
Location: *110/1, Ayvazovskogo St., Krasnodar*
Mailing address: *110/1, Ayvazovskogo St., Krasnodar 350040*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"Health complex "Orbita" CJSC*
Location: *Olginka, Tuapse district, Krasnodar Region, 352840*
Mailing address: *Olginka, Tuapse district, Krasnodar Region, 352840*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"Material and Technical Supplies Center" CJSC*
Location: *5/2, Vishnyakovoy St., Krasnodar*
Mailing address: *5/2, Vishnyakovoy St., Krasnodar, 350 001*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"Avtocenter-Yug " Closed Joint-Stock Company-Branch Establishment*
Location: *Novorossiysk*
Mailing address: *48, Miskhakskoye Avenue, Novorossiysk, Krasnodar Region*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment*
Location: *1a, Urupskaya St., Armavir, Krasnodar Region*
Mailing address: *1a, Urupskaya St., Armavir, Krasnodar Region*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"TeleRoss-Kubanelectrosvyaz " Closed Joint-Stock Company*
Location: *Krasnodar*
Mailing address: *68, Karasunskaya St., Krasnodar*
The issuer's share in the legal person's authorized capital: *50 %*

Name: *"Kuban - GSM " Closed Joint-Stock Company*
Location: *Krasnodar*
Mailing address: *61, Guimnazicheskaya St., Krasnodar*
The issuer's share in the legal person's authorized capital: *24%*

Name: *" Krasnodarbank " Commercial Joint-Stock Bank*
Location: *Krasnodar*
Mailing address: *70, Karasunskaya St., Krasnodar*
The issuer's share in the legal person's authorized capital: *13,5 %*

25. Stockholding in the issuer's authorized capital of all legal persons and their officials, where the issuer's share accounts for more than 5% of the authorized capital:

25.1. Name: *"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment*
Location: *1a, Urupskaya St., Armavir, Krasnodar Region*

Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.1.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.1.2. ***Vasili G. Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.1.3. ***Mikhail G. Baryshnikov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,000987%***

25.1.4. ***Alexander G. Georguizov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,060399%***

25.1.5. ***Vasili E. Fateev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,00803%***

25.2. Name: ***Closed Joint-Stock Company "Health complex "Orbita"***
Location: ***Olginka, Krasnodar Region***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.2.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.2.2. ***Anna M. Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.2.3. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.2.4. ***Nina I. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,0007%***

25.2.5. ***Victor S. Chaban***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,014213%***

25.3. Name: ***Closed Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.3.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.3.2. ***Vasili D. Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,017917%***

25.3.3. ***Vasili G. Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.3.4. ***Valeri I.Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.3.5. ***Alexander G. Sokolchik***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,003553%***

25.4. Name: ***Closed Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.4.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.4.2. ***Valeri I.Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.4.3. ***Stanislav L. Novakovski***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,165138%***

25.4.4. ***Nikolay V. Serguienko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,082494%***

25.4.5. ***Nikolay S. Garazha***

Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,019934%***

25.5. Name: ***Closed Joint-Stock Company "Avtocenter-Yug"***
Location: ***Novorossiysk***
Mailing address: ***48, Miskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.5.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.5.2. ***Edward S. Ilyushin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,198788%***

25.5.3. ***Sergei S.Lychak***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0 %***

25.5.4. ***Valeri M. Orlov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,045958%***

25.5.5. ***Vasili D. Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,179168%***

25.6. Name: ***Closed Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***Krasnodar***
Mailing address: ***68, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.6.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.6.2. ***Ivan F. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.3. ***Alexander P. Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.4. ***Alexander G. Kudryavtsev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.6.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.7. Name: ***Closed Joint-Stock Company "Kuban-GSM"***
Location: ***Krasnodar***
Mailing address: ***61, Guimnazicheskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***24 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.7.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.7.2. ***Ivan F. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.3. ***Alexander P. Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.4. ***Anna M. Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.7.5. ***Leonid L. Laskavi***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,15%***

25.7.6. ***Alexander V. Apalko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,05%***

25.8. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Mailing address: ***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.8.1. ***Alexander V. Pugachev***
Function: ***Sole executive authority***
Share in the issuer's charter capital: ***0%***

26. Other issuer's affiliated persons:
26.1 Name: *"Svyazinform" OAO, Chelyabinsk Region*
Location: ***Mira Str., Tryokhgorny, Chelyabinsk Region, 456236***
Mailing address:***161, Kirova St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.2 Name: *"Artelecom"AO, Arkhangelsk Region*
Location: ***45, Troitski pr., Arkhangelsk, 163061***
Mailing address: ***45, Troitski pr., Arkhangelsk, 163061***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.3 Name: *"Electrosvyaz"AO, Vologodskaya Region*
Location: ***4, Sovetski pr., Vologda, 160035***
Mailing address: ***4, Sovetski pr., Vologda, 160035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.4 Name: *"Cherepovetselectrosvyaz"AO*
Location: ***12, Komsomolskaya St., Cherepovets, 162600***
Mailing address: : ***12, Komsomolskaya St., Cherepovets, 162600***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.5 Name: *"Murmanelectrosvyaz"AO*
Location: ***82-A, Lenin St., Murmansk, 183038***
Mailing address: ***82-A, Lenin St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.6 Name: *"Electrosvyaz"AO, Karelia Republic*
Location: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
Mailing address: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.7 Name: *"Lensvyaz"OAO*
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Mailing address: ***61, B.Morskaya St., St.Petersburg, 190000***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.8 Name: *"Novgorodtelecom"OAO*
Location: ***2, B.Dvortsovaya St., Novgorod, 173000***
Mailing address: ***2, B.Dvortsovaya St., Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.9 Name: *"Electrosvyaz"OAO, Pskovskaya Region*

Location: ***5, Oktyabrski pr., Pskov, 180000***
Mailing address: ***5, Oktyabrski pr., Pskov, 180000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.10 Name: *"**Bryansksvyazinform" OAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.11 Name: *"**Electrosvyaz"OAO, Vladimirskaya Region***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.12 Name: *"**Ivtelecom"OAO***
Location: ***17, Lenin St., Ivanovo, 153000***
Mailing address: ***17, Lenin St., Ivanovo, 153000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.13 Name: *"**Electrosvyaz"OAO, Tverskaya Region***
Location: ***24, Novotorzhskaya St., Tver, 170000***
Mailing address: ***24, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.14 Name: *"**Electrosvyaz"OAO, Kaluzhskaya Region***
Location: ***38, Teatralnaya St., Kaluga, 248 600***
Mailing address: ***38, Teatralnaya St., Kaluga, 248 600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.15 Name: *"**Electrosvyaz"OAO, Kostromskaya Region***
Location: ***1, Podlipaeva St., Kostroma, 156601***
Mailing address: ***1, Podlipaeva St., Kostroma, 156601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.16 Name: *"**Central Telecommunications Company"OAO***
Location: ***6/2, Degtyarni per., Moscow, 103375***
Mailing address: ***6/2, Degtyarni per., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.17 Name: *"**Central Telegraph"OAO***
Location: ***7, Tverskaya St., Moscow, 103375***
Mailing address: ***7, Tverskaya St., Moscow, 103375***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.18 Name: ***"Electrosvyaz"OAO, Orlovskaya Region***
Location: ***43, Lenin St., Oryol, 302000***
Mailing address: ***43, Lenin St., Oryol, 302000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.19 Name: ***"Electrosvyaz"OAO, Ryazanskaya Region***
Location: ***49, Pochtovaya St., Ryazan, 390000***
Mailing address: ***49, Pochtovaya St., Ryazan, 390000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.20 Name: ***"Smolensksvyazinform"OAO***
Location: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
Mailing address: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.21 Name: ***"Yartelecom"OAO***
Location: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
Mailing address: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.22 Name: ***"Svyazinform"OAO, Nizhegorodskaya Region***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Mailing address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.23 Name: ***"Kirovelectrosvyaz"OAO***
Location: ***43/1, Drelevskogo St., Kirov,610000***
Mailing address: ***43/1, Drelevskogo St., Kirov,610000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.24 Name: ***"Martelcom"OAO, Mariy-El Republic***
Location: ***138, Sovetskaya St., Yoshkar-Ola, 424000***
Mailing address: : ***138, Sovetskaya St., Yoshkar-Ola, 424000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.25 Name: ***"Svyazinform"OAO, Mordovia Region***
Location: ***13, Bolshevistskaya St., Saransk,430000***
Mailing address: ***13, Bolshevistskaya St., Saransk,430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.26 Name: *"Svyazinform"OAO, Chuvashskaya Republic*
Location: ***2, Lenin pr., Cheboksary, 428000***
Mailing address: ***2, Lenin pr., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.27 Name: *"Belgorodelectrosvyaz"OAO*
Location: ***3, Revolutsii pl., Belgorod, 308800***
Mailing address: ***3, Revolutsii pl., Belgorod, 308800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.28 Name: *"Voronezhsvyazinform"OAO*
Location: ***35, Revolutsii pr., Voronezh, 394000***
Mailing address: ***35, Revolutsii pr., Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.29 Name: *"Electrosvyaz"OAO, Kurskaya Region*
Location: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
Mailing address: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.30 Name: *"Lipetskelectrosvyaz"OAO*
Location: ***2, Zegelya St., Lipetsk, 398000***
Mailing address: ***2, Zegelya St., Lipetsk, 398000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.31 Name: *"Tambovskaya electrosvyaz"OAO*
Location: ***2B, Antonova-Ovseenko St., Tambov, 392002***
Mailing address: ***114, Sovetskaya St., Tambov, 392002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.32 Name: " *Svyazinform"OAO, Astrakhanskaya Region*
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Mailing address: ***7/8, Teatralny per., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.33 Name: " *Electrosvyaz"OAO, Volgogradskaya Region*
Location: ***9, Mira St., Volgograd, 400066***
Mailing address: ***9, Mira St., Volgograd, 400066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.34 Name: " *Svyazinform"OAO, Samarskaya Region*

Location: ***24, Leningradskaya St., Samara, 443099***
Mailing address: ***24, Leningradskaya St., Samara, 443099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.35 Name: " ***Svyazinform"AO, Penzenskaya Region***
Location: ***1/3, Kuprina St., Penza, 440606***
Mailing address: ***1/3, Kuprina St., Penza, 440606***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.36 Name: " ***Saratovelectrosvyaz"OAO***
Location: ***40, Kisilyova St., Saratov, 410600***
Mailing address: ***124, Pervomayskaya St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.37 Name: " ***Electrosvyaz"OAO, Ulyanovskaya Region***
Location: ***60, L.Tolstoy St., Ulyanovsk, 432601***
Mailing address: ***60, L.Tolstoy St., Ulyanovsk, 432601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.38 Name: " ***Electrosvyaz"OAO, Kalmykia Republic***
Location: ***255, Lenin St., Elista, 358000***
Mailing address: ***255, Lenin St., Elista, 358000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.39 Name: " ***Electrosvyaz"OAO, Adygeya Republic***
Location: ***18, Gogolya St., Maykop, 352700***
Mailing address: ***18, Gogolya St., Maykop, 352700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.40 Name: " ***Electrosvyaz"OAO, Stavropol Territory***
Location: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
Mailing address: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.41 Name: " ***Karachaevo-Cherkesskelectrosvyaz"OAO***
Location: ***17,Soyuzny per., Cherkessk, 357100***
Mailing address: ***17,Soyuzny per., Cherkessk, 357100***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.42 Name: " ***Dagsvyazinform"OAO***
Location: ***3, Lenin Pl., Makhachkala, 367012***
Mailing address: ***3, Lenin Pl., Makhachkala, 367012***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.43 Name: "***Kabardino-Balkarskie telecommunications"OAO***
Location: ***14, Shogentsukova pr., Nalchik, 360051***
Mailing address: ***14, Shogentsukova pr., Nalchik, 360051***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.44 Name: "***Sevosetinelectrosvyaz"OAO***
Location: ***8-A, Butyrina St., Vladikavkaz, 362000***
Mailing address: ***8-A, Butyrina St., Vladikavkaz, 362000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.45 Name: "***Electrosvyaz"OAO, Kurganskaya Region***
Location: ***44, Gogol St., Kurgan, 640000***
Mailing address: ***44, Gogol St., Kurgan, 640000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.46 Name: "***Electrosvyaz"OAO, Orenburg Region***
Location: ***11, Volodarskogo St., Orenburg, 460000***
Mailing address: ***11, Volodarskogo St., Orenburg, 460000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.47 Name: "***Uralsvyazinform"OAO, Permskaya Region***
Location: ***68, Lenin St., Perm, 614096***
Mailing address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.48 Name: "***Uraltelecom"OAO, Sverdlovskaya Region***
Location: ***134b, Lunacharskogo St., Ekaterinburg, 620110***
Mailing address: : ***134b, Lunacharskogo St., Ekaterinburg, 620110***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.49 Name: "***Udmurttelecom"OAO***
Location: ***278, Pushkinskaya St., Izhevsk, 426000***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.50 Name: "***Altaytelecom"OAO***
Location: ***54, Lenin pr., Barnaul, 656099***
Mailing address: ***54, Lenin pr., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.51 Name: " *Electrosvyaz" OAO, Altay Republic*
Location: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
Mailing address: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.52 Name: " *Electrosvyaz"OAO, Kemerovskaya Region*
Location: ***61, Sovetski pr., Kemerovo, 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.53 Name: " *Electrosvyaz"OAO, Novosibirskaya Region*
Location: ***5, Lenin St., Novosibirsk, 630099***
Mailing address: ***5, Lenin St., Novosibirsk, 630099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.54 Name: " *Electrosvyaz"OAO, Omskaya Region*
Location: ***36, Gagarina St., Omsk, 644099***
Mailing address: ***36, Gagarina St., Omsk, 644099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.55 Name: " ***Tomsktelecom"OAO***
Location: ***21, Krylova St., Tomsk, 634050***
Mailing address: ***21, Krylova St., Tomsk, 634050***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.56 Name: " ***Tyumentelecom"OAO***
Location: ***56, Respubliki St., Tyumen, 625000***
Mailing address: ***56, Respubliki St., Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.57 Name: " ***Khanty-Mansiyskokrtelecom"OAO***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626608***
Mailing address: ***3, Kominterna St., Khanty-Mansiysk, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.58 Name: " ***Yamalelectrosvyaz" OAO***
Location: ***2, Matrosova St., Salikhard, 626608***
Mailing address: ***2, Matrosova St., Salikhard, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.59 Name: " ***Electrosvyaz"OAO, Krasnoyarsk Territory***

Location: ***102, Mira pr., Krasnoyarsk, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.60 Name: "***Electrosvyaz" OAO, Khakasia Republic***
Location: ***20, Schetinkina St., Abakan, 662600***
Mailing address: ***20, Schetinkina St., Abakan, 662600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.61 Name: "***Electrosvyaz"OAO, Irkutskaya Region***
Location: ***37, Sverdlova St., Irkutsk, 664011***
Mailing address: ***37, Sverdlova St., Irkutsk, 664011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.62 Name: "***Electrosvyaz"OAO, Chitinskaya Region***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.63 Name: "***Electrosvyaz"OAO, Buryatia Republic***
Location: ***61, Lenin St., Ulan-Ude, 670000***
Mailing address: ***61, Lenin St., Ulan-Ude, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.64 Name: "***Electrosvyaz"OAO, Primorski Territory***
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Mailing address: ***57, Svetlanskaya St., Vladivostok, 690600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.65 Name: "***Electrosvyaz"OAO, Khabarovsk Territory***
Location: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
Mailing address: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.66 Name: "***Telephone-telegraph company"OAO, Jewish autonomous Region***
Location: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
Mailing address: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.67 Name: "***Amursvyaz"OAO***
Location: ***159, Gorkogo St., Blagoveschensk, 675011***
Mailing address: ***159, Gorkogo St., Blagoveschensk, 675011***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.68 Name: " ***Kamchatsvyazinform"OAO***
Location: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
Mailing address: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.69 Name: " ***Magadansvyazinform"OAO***
Location: ***2a, Lenin St., Magadan, 685000***
Mailing address: ***2a, Lenin St., Magadan, 685000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.70 Name: " ***Sakhalinelectrosvyaz"OAO***
Location: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
Mailing address: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.71 Name: " ***Electrosvyaz"OAO, Kaliningradskaya Region***
Location: ***24, Bolnichnaya St., Kaliningrad, 236040***
Mailing address: ***24, Bolnichnaya St., Kaliningrad, 236040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.72 Name: " ***Rostelecom" OAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***5, Delegatskaya St., Moscow, 103091***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.73 Name: " ***Giprosvyaz"OAO***
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Mailing address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.74 Name: " ***Tulatelecom"OAO***
Location: ***33, Lenin pr., Tula, 300000***
Mailing address: ***33, Lenin pr., Tula, 300000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.75 Name: " ***Mobile telecommunications"ZAO***
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Mailing address: ***55/2, Plyuschikha St., Moscow, 119121***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.76 Name: " ***Peterburgskaya telephonaya set"OAO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.77 Name: " ***RusLizingSvyaz"ZAO***
Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Mailing address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.78 Name: " ***Kostars"AOZT SK***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Mailing address: ***15a, Kalanchevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.79 Name: " ***Altayskaya investitsionnaya company " AL-TINCOM"ZAO***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Mailing address: ***96, Paparanintsev St., Barnaul, 656049***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.80 Name: " ***Altel"ZAO***
Location: ***54-B,Lenin pr., Barnaul, 656 099***
Mailing address: ***54-B,Lenin pr., Barnaul, 656 099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.81 Name: " ***Baikalvestcom"ZAO***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Mailing address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.82 Name: " ***BRIZ"ZAO Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Mailing address: ***17-1, Starokonyushenny per., Moscow, 121002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.83 Name: " ***Bryanskie sotovye seti"ZAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.84 Name: " ***Vologodskaya sotovaya svyaz"ZAO***

Location: ***109, Zosimovskaya St., Vologda, 160009***
Mailing address: ***109, Zosimovskaya St., Vologda, 160009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.85 Name: " ***BCNET"ZAO***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Mailing address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.86 Name: " ***Globalstar Cosmicheskie telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Mailing address: 5, ***3/25, Sytinski per., Moscow, 103104***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.87 Name: " ***Dag.TV-inform"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***3, Lenin pr., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.88 Name: " ***Dagestanskaya sotovaya svyaz"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***7, Oscara St., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.89 Name: " ***Delta-Telecom"ZAO***
Location: ***22, B.Morskaya St.,St.Petersburg, 191186***
Mailing address: ***22, B.Morskaya St.,St.Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.90 Name: " ***Yeniseitelecom"ZAO***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.91 Name: " ***Engineer center" ZAO***
Location: ***16, Kazakova St., Moscow, 103064***
Mailing address: ***16, Kazakova St., Moscow, 103064***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.92 Name: " ***Interelectrosvyaz"ZAO***

Location: *5, 19-go Partsyezda St., Volzhski, Volgograd Region*
Mailing address: *5, 19-go Partsyezda St., Volzhski, Volgograd Region*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.93 Name: "***Infinvest"ZAO***
Location: ***32, Gagarin b., Perm, 614070***
Mailing address: ***54, Stakhanovskaya St., Perm, 614066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.94 Name: "***Istok i C"ZAO***
Location: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
Mailing address: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.95 Name: "***Kaluzhskaya sotovaya svyaz"ZAO***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Mailing address: ***85/2, Nikitina St., Kaluga, 248003***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.96 Name: "***Kedr RMS"ZAO***
Location: ***61, Sovetski pr., Kemerovo, 90 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 90 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.97 Name: "***Lakhdenpokhski telephone"ZAO***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Mailing address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.98 Name: "***Narodny Telephone Saratov"ZAO***
Location: ***40, Kiseleva St., Saratov, 410600***
Mailing address: ***40, Kiseleva St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.99 Name: "***Novgorod Deitacom"ZAO***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Mailing address: ***20, Mikhaylova St., Velikiy Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.100 Name: "***Orenburg GSM"ZAO***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Mailing address: ***mail box 2153, Orenburg, Russia, 460052***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.101 Name: " ***Permtelecom"ZAO***
Location: ***45, Podlesnaya St., Perm, 614000***
Mailing address: ***45, Podlesnaya St., Perm, 614000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.102 Name: " ***Pulse Radio Yoshkar-Ola"ZAO***
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Mailing address: ***138, Sovetskaya St., Yoshkar-Ola***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.103 Name: " ***ROSPAK"ZAO***
Location: ***2a, Bryusov per., Moscow, 103009***
Mailing address: ***2a, Bryusov per., Moscow, 103009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.104 Name: " ***RTK-I"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.105 Name: " ***RTK-Center"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.106 Name: " ***Svyazinformkomplekt""ZAO***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Mailing address: ***4A, Darvin St., Chelyabinsk, 454087***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.107 Name: " ***Svyazproject"ZAO***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
Mailing address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.108 Name: " ***Sotovaya svyaz Mordovii"ZAO***
Location: ***Saransk, Mordovia Republic, Russia***
Mailing address: ***13, Bolshevistskaya St., Saransk, Russia, 430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.109 Name: " ***Telebarents"ZAO***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Mailing address: ***37, Parkovaya St., Petrozavodsk, 185014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.110 Name: " ***Telecom-Alania"ZAO***
Location: ***47, Kirova St., Vladikavkaz, 362040 RSO-A***
Mailing address: ***6, Gugkaeva St., Vladikabkaz, 362040 RSO-A***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.111 Name: " ***Ulyanovsk-GSM"ZAO***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Mailing address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.112 Name: " ***Usolski telephone"ZAO***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
Mailing address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.113 Name: " ***FK-svyaz"ZAO***
Location: ***14, Volgogradski pr., Moscow, 109316***
Mailing address: ***14, Volgogradski pr., Moscow, 109316***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.114 Name: "***Center vnedrenia specializirovannyh system"ZAO***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Mailing address: ***161, Kirova St., Chelyabinsk, 454005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.115 Name: ***"Digital telecommunications"ZAO***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Mailing address: ***20a, Gagarin St., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.116 Name: " ***Yuzhno-Sibirskaya Sotovaya svyaz"ZAO***
Location: ***13, Severo-Zapadnaya St., Barnaul***
Mailing address: ***13, Severo-Zapadnaya St., Barnaul***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.117 Name: " ***Sotovaya svyaz Birobidzhana"ZAO***

Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
Mailing address: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.118 Name: " ***TyumenRuscom"ZAO***
Location: ***56, Malygina St., Tyumen, Russia, 625048***
Mailing address: ***56, Malygina St., Tyumen, Russia, 625048***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.119 Name: " ***Svyazist"Non-state superannuation fund***
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Mailing address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.120 Name: " ***Region-Svyaz"NPF***
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426008***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.121 Name: " ***AK- Mobiltelecom"OAO***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Mailing address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.122 Name: " ***Alternativnye tefonnye seti"OAO***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Mailing address: ***22, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.123 Name: " ***Russki acceptny bank"CB***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.124 Name: " ***NGTS-Page' OAO***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Mailing address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.125 Name: " ***Rinet"OAO***
Location: ***86, Kirova St., Novosibirsk, 630102***
Mailing address: ***1, Trudovaya St., Novosibirsk 99***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.126 Name: " ***SKET"OAO***
Location: ***4, Tukhachevskogo St., Stavropol, 355040***
Mailing address: ***4, Tukhachevskogo St., Stavropol, 355040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.127 Name: " ***Stavtelecom"OAO***
Location: ***10/12,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
Mailing address: ***mail box 15/85, 23,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.128 Name: " ***Stromgeomash"OAO***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Mailing address: ***35, promzona Lazurnaya, Tver, 170017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.129 Name: " ***Telecom" OAO Ryazanskaya Region***
Location: ***36, Svobody St., Ryazan, 390006***
Mailing address: ***36, Svobody St., Ryazan, 390006***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.130 Name: " ***AMT" OOO***
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Mailing address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.131 Name: " ***Bona" OOO***
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.132 Name: " ***VladPage" OOO***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.133 Name: " ***Vladimirski taxofon" OOO***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Mailing address: ***32"B", Stroiteley pr., Vladimir, 600014***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.134 Name: " ***Vyatskaya sotovaya svyaz" OOO***
Location: ***Uralskaya St., Kirov***
Mailing address: ***Uralskaya St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.135 Name: " ***Informtek" OOO***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Mailing address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.136 Name: " ***Mobil-Com" OOO***
Location: ***17, Mira St., Vladimir, 600017***
Mailing address: ***17, Mira St., Vladimir, 600017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.137 Name: " ***Pagetelecom" OOO***
Location: ***6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627***
Mailing address: ***6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.138 Name: " ***Vyatka page" OOO***
Location: ***1, Uralskaya St., Kirov***
Mailing address: ***115, Oktyabrski pr., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.139 Name: " ***Perminform" OOO***
Location: ***2, Krupskoy St., Perm, 614060***
Mailing address: ***2, Krupskoy St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.140 Name: " ***Policomp" OOO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.141 Name: " ***Radio-Rezonans" OOO***
Location: ***8, Okski syezd, N.Novgorod, 603022***
Mailing address: ***8, Okski syezd, N.Novgorod, 603022***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.142 Name: " ***Sevtelecom" OOO***
Location: ***27, Leningradskaya St., Murmansk, 183038***
Mailing address: ***27, Leningradskaya St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.143 Name: " ***Telecom-Stroy" OOO***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Mailing address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.144 Name: " ***Telecom-Terminal" OOO***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Mailing address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.145 Name: " ***Tomsktelecom-Nicola Tesla" OOO***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Mailing address: ***1, Makrushina St., Tomsk, Russia 634040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.146 Name: " ***Torgovy dom "Electrosvyaz" OOO***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.147 Name: " ***Torgovy dom svyazi" OOO***
Location: ***8, Gagarin St., Ekaterinburg, 620026***
Mailing address: ***8, Gagarin St., Ekaterinburg, 620026***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.148 Name: " ***Torgsvyaz" OOO***
Location: ***129/a, Lenin St., Kirov***
Mailing address: ***129/a, Lenin St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.149 Name: " ***Tyumentelecom-Invest" OOO***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Mailing address: ***56, Respubliki St., Tyumen, Russia, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.150 Name: " ***Udmurtskie sotovye seti-450" OOO***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***

Mailing address: ***206, Pushkinskaya St., Izhevsk, 426034***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.151 Name: " ***UralInformTV" OOO***
Location: ***2, Krupskoi St., Perm, 614060***
Mailing address: ***2, Krupskoi St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.152 Name: " ***Centrum" OOO***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Mailing address: ***22, Antikaynena St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.153 Name: " ***Rostinform" Scientific and production center OOO***
Location: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
Mailing address: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.154 Name: " ***Izhcom" Russian-American SP OOO***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Mailing address: ***206, Karl Marx St., Izhevsk, 426057***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.155 Name: " ***ROS" CHOP OOO***
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Mailing address: ***30, Dzerzhinskogo St., Penza, 440062***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.156 Name: " ***Rostelecom-bezopasnost" CHOP OOO***
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Mailing address: ***2/2, Deguninskaya St., Moscow, 127486***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.157 Name: " ***Teleport Ivanovo" (TPI) TOO***
Location: ***90, Tashkentskaya St., Ivanovo, 153032, RF***
Mailing address: ***90, Tashkentskaya St., Ivanovo, 153032, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

27. The issuer's stockholding in the authorized capital of legal persons–affiliated persons.

See items 24, 25, 26.

28. Stockholding of the issuer's affiliated persons, their founders and officials in the issuer's authorized capital:
See items 24, 25, 26.

29. Owners of 5% and more of voting shares in the issuer's highest management organ.

Name: ***"Investment Communications Company" PJSC***
Share: ***50,67 %***

Name: ***"Bank Credit Swiss First Boston JSC " (nominal holder)***
Share: ***13,36 %***

Name: ***"Chase Manhattan Bank International" (nominal holder)***
Share: ***5,86 %***

30. The issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.
Organization: ***North-Caucasian Regional Association of Telecommunication Operators***
The issuer's place and functions in the organization: ***Participant***

31. The issuer's branches and agencies.

Name: ***Anapa Joint District Communications Center***
Location: ***Anapa***
Mailing address: ***111, Novorossiyskaya St., Anapa***
Director: ***Vladimir V. Smaglyuk***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Armavir Joint Communications Center***
Location: ***Armavir***
Mailing address:***91, Lenin St., Armavir***
Director: ***Nickolay N. Mikhaylichenko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Yeisk Joint Communications Center***
Location: ***Yeisk***
Mailing address:***45, Schshorsa St., Yeisk***
Director: ***Vladimir I. Sokur***
Date of inauguration: ***20.04.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kropotkin Joint Communications Center***
Location: ***Kropotkin***
Mailing address:***102, Krasnaya St., Kropotkin***
Director: ***Victor M. Yefanov***

Date of inauguration:*01.03.1999*
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krymsk Joint Communications Center***
Location: ***Krymsk***
Mailing address:***37, Sineva St., Krymsk***
Director: ***Sergei A. Kashkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kurganinsk Communications Center***
Location: ***Kurganinsk***
Mailing address:***24, Lenin St., Kurganinsk***
Director: ***Mikhail G. Barishnikov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Novorossiysk Joint Communications Center***
Location: *Novorossiysk*
Mailing address:***36, Sovetov St., Novorossiysk***
Director: ***Edward S. Ilyushin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Pavlovskaya Communications Center***
Location: ***Pavlovskaya***
Mailing address:***294, Gorkogo St., Pavlovskaya***
Director: ***Anatoly A. Kornov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Sochielectrosvyaz"***
Location: ***Sochi***
Mailing address:***1/2, Vorovskogo St., Sochi***
Director: ***Alexander V. Apalko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Joint Communications Center***
Location: ***Tikhoretsk***
Mailing address:***24-a, Oktyabrskaya St., Tikhoretsk***
Director: ***Svetlana V. Korotenko***
Date of inauguration: ***1.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tuapse Joint Communications Center***
Location: ***Tuapse***
Mailing address:***9, K.Marx St., Tuapse***
Director: ***Zakhar K. Avedisyan***
Date of inauguration: ***20.05.1994***

Letter of attorney is valid till: ***31.12.2001***

Name: ***Kubansvyazservice***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Galina I. Skidanova***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Operational and Technical Communications Center***
Location: ***Krasnodar***
Mailing address:***49, Kutuzova St., Krasnodar***
Director: ***Vitali I. Kondratyev***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Operational and Technical Communications Center***
Location: ***Tikhoretsk***
Mailing address:***365, Leningradskaya St., Tikhoretsk***
Director: ***Sergei S. Musienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Motor-Transport Depot***
Location: ***Krasnodar***
Mailing address:***152, Garazhnaya St., Krasnodar***
Director: ***Sergei S. Lychak***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Training & Commercial Center for Telecommunications and Informatics***
Location: ***Krasnodar***
Mailing address:***1, Industrialnaya St., Krasnodar***
Director: ***Yuri N. Belov***
Date of inauguration:***01.10.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Kubantaksofon"***
Location: ***Krasnodar***
Mailing address:***12, Klubnaya St., Krasnodar***
Director: ***Alexander G. Sokolchik***
Date of inauguration: ***29.12.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Timashevsk Joint Communications Center***
Location: ***Timashevsk***
Mailing address:***179, Krasnaya St., Timashevsk***
Director: ***Stanislav L. Novokovsky***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar City Telecommunications Center***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Ivan F. Ignatenko***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Dinskaya District Communications Center***
Location: ***Dinskaya***
Mailing address:***47, Krasnaya St., Dinskaya***
Director: ***Vladimir B. Zubov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Korenovsk Joint Communications Center***
Location: ***Korenovsk***
Mailing address:***209-a, K.Marx St., Korenovsk***
Director: ***Valery V. Fomkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kanevskiy Joint Communications Center***
Location: ***Kanevskaya***
Mailing address:***96, Nesterenko St., Kanevskaya***
Director: ***Nickolay V. Serguienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Center of New Technologies***
Location: ***Krasnodar***
Mailing address:***40, Komsomolskaya St., Krasnodar***
Director: ***Konstantin V. Yunov***
Date of inauguration: ***1.01.2000***
Letter of attorney is valid till: ***31.12.2001***

32. The issuer's employees number.

Average number of the issuer's employees including those , working at its branches and agencies, for the period under review: ***11 606***

33.Description of the issuer's basic activities.

Till 1992 the sphere of telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:

- *establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;*
- *radio and television broadcasting centers not subject to privatization.*

Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares. To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian Federation № 1225-p of September,01,1995, the open joint-stock company "Investment communications company"(OAO"Svyazinvest") was established.
OAO "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OAO "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.
Modern structure of OAO "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OAO "Svyazinvest" were summed up. The company "Mustcom Limited won the auction for 25% of OAO "Svyazinvest" for 1.875 billion dollars USA.
The company "Mustcom Limited" was established by the Cyprus-based company AFCI Cyprus that in its turn had been established by the group ONEXIM-MFK, George Soros, investment company "Renaissance-Capital" and by investment banks "Deutsche Morgan Grenfell" and "Morgan Stanley".
Currently holding OAO "Svyazinvest" incorporates 79 regional telecom operators and OAO 'Rostelecom", the national domestic long-distance and international operator. The holding company's subsidiaries operate public telephone networks which installed capacity is over 27 million telephone lines, they provide services for more than 90% of the country's population. Over 400 thousand people work at the holding subsidiaries. Gross profit in 2000 constituted 72.4 billion rubles or more than 2.5 billion dollars USA. Today Svyazinvest is the largest telecommunication holding in Russia. However, one of its strategic directions is strengthening of competitiveness and further development on the basis of modern infrastructure. The task is to ensure balanced development of each element of the infrastructure, each telecom operator in favor of all subsidiaries. The task of permanent improvement of traditional services and broadening of the spectrum of new services also remains urgent. First of all, it is provision of services based on intelligent networks and data networks.
Public Joint-stock company "Kubanelectrosvyaz" was registered by the Decree of the Head of Krasnodar Administration №396 of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory which covers the area of 76 thousand square kilometers with population of more than 5 million people. "Kubanelectrosvyaz" PJSC is a participant of the Association of telecom operators of the North Caucasus in which it enjoys rights and performs duties in accordance with the Association Charter. The Company General Director is elected the President of the Association.
The Krasnodar Territory is the most southern region of Russia. Over 5 million people live there including 54% - in cities and 46% - in the countryside. The

average density of population in the Krasnodar Territory is 66,7 persons per 1 square kilometer, that exceeds the average one in Russia by 8 times. The Krasnodar Territory has great population and working potential. It can be considered a region with high density of population but having reserves for further development {especially in rural areas).
The basic economic potential of the Krasnodar region consists of agroindustrial complex (one of the largest in Russia), fuel and energy complex (petroleum and petroleum-refining industries, gas and electroenergetic industries), machinery construction, instrument-making, chemical and light industry, health resort and rehabilitation complex, forestry, woodworking and furniture industry, developed transport infrastructure (sea-ports in Novorossiysk, Yeysk, Temruk, port Kavkaz; airports in Krasnodar, Anapa, Sochi; network of railway roads and pipelines), monetary system, numerous scientific and research institutions and developing market structures.
Agroindustrial complex of the Krasnodar Territory is the largest in Russia producer and supplier of agricultural products and raw materials with developed network of processing, storage and trade. This complex determines to a great extent the Krasnodar Territory economy, employment rate and standard of people's well-being. Diversified industry including over 700 large and medium-size enterprises, joint-stock companies and limited partnerships for the most part, and 3 thousand enterprises of small-scale business, plays an important part in Kuban economy. Processing industries dominate in the structure of industrial production, constituting 40% of aggregate output. At present Kuban has 16 sugar-refineries, 24 tinned food factories, 43 dairy and 23 meat-processing factories, 7 oil and butter factories, 42 multi-activity enterprises of food industry. 2 tea and 2 tobacco factories, 51 specialised wine-growing farms including 34 ones with primary product processing, 11 wineries, 4 distilleries, 24 bakeries, over 1000 small-scale manufactories in subsidiaries of agricultural and industrial enterprises. About 30% of the industrial products are produced by fuel and energy complex. Kuban is the motherland of domestic oil industry. There are two petroleum-refining and one gas-transferring plants in the Krasnodar Territory. Oil extraction doesn't exceed 1.7 mln tons per year, but total volume of oil refining amounts to 4.3 mln tons. Metal-working and engineering industries are represented by more than 100 enterprises producing wood-working and metal-cutting machines, equipment and means of automation, various agricultural machines and equipment with spare parts, electric motors, pumps, oil field and geological survey equipment, compressors, refrigerating machines, production for railway transport, domestic equipment and other products. Largest enterprises in this sphere are located in Krasnodar, Armavir, Tikhoretsk, Novorossiysk, Yeysk, Kropotkin. Most of them have self-contained technological cycle of production output. Capital construction is developing in the Krasnodar Territory, over 400 of big and medium-size contractors and over 4 000 of small-scale ones work in this sphere. Transport of the Krasnodar Territory is represented by large and complicate complex of railway lines, motor roads, canal tracks, railway stations, ports, berths, airports and other objects. Diversified structure of this complex makes it possible to combine and interchange methods of passengers and goods delivery to the Krasnodar Territory. Transport junctions in the Black and Azov seaside are of especial importance. Strong monetary system of the Territory is represented by 40 branches of Sberbank of the Russian Federation with agencies and subsidiaries. Joint ventures are being actively established. About 700 enterprises with foreign investments exceeding 160

mln. dollars USA are registered in the Krasnodar Territory. The most active investors are businessmen from Germany, USA and Turkey. We note a 7,9%-gain of attracted investments.

In spring 2001 with a view to reform the whole Russian telecommunications sector Ministry of Communication of RF approved the resolution on reorganization of Svyazinvest holding structure based on consolidation of regional telecom companies and improvement of corporate management system.

According to the program of consolidation of Svyazinvest subsidiary companies, 10 telecom operators in the Southern Federal District will be reorganized:

JSC "Kubanelectrosvyaz"
JSC "Elektrosvyaz" of Adygueya Republic
JSC "Elektrosvyaz" of Stavropol Territory
JSC "Karachaevo-Cherkesskelektrosvyaz"
JSC "Sevosetinelektrosvyaz"
JSC "KabBalktelecom"
JSC "Elektrosvyaz" of Kalmykia Republic
JSC "Volgogrdelektrosvyaz"
JSC "Elektrosvyaz" of Rostov Region
JSC "Elektrosvyaz" of Astrakhan Region

The companies' reorganization will be realized in the form of joining to "Kubanelectrosvyaz" PJSC. ZAO "Renaissance Capital" will be their financial consultant.

The Annual General shareholders' meeting held on May,30,2001 adopted the resolution on renaming "Kubanelectrosvyaz" PJSC into PJSC "UTK". This fact was registered by the Registration Chamber of the Krasnodar Administration on June,28,2001. PJSC "UTK" provides its users with local, long-distance and international telephone calls, document communications, data transmission and telematic services, wired radio, cellular and paging communications, lease of channels. PJSC "UTK" is a natural monopoly in the sphere of telecommunications in the Krasnodar Territory providing users with more than 90% of telecom services. Other telecom operators of the Krasnodar Territory have switching exchanges for less than 10 thousand lines.

The Company incorporates 23 branch establishments including 16 united, district and 2 operational and technical communication centers, Krasnodar motor-transport depot, Training and commercial center for telecommunications and informatics, Center of New Technologies, "Kubantaxofon" and "Kubansvyazservice". Besides, PJSC "UTK" is a principle shareholder in several companies such as "Kuban-GSM" CJSC developing cellular network, "Armavir communication facilities plant" CJSC producing fiber-optic cables for the needs of the Krasnodar Territory and other regions of Russia, "Avtocenter-Yug"-a center of technical maintenance of "Mersedes" cars, CJSC "Health complex "Orbita", providing telecommunication workers with comfortable rest, CJSC "Yugsvyazstroy" and CJSC "CMTO".

Development strategy of PJSC "UTK" consists in realization of the following tasks:

- *Optimization of the Company's management structures;*
- *Change of the Company's financial model;*
- *Creation of the network management center;*

- *Development of the quality control system and certification of provided telecom services;*
- *Introduction of SS-7 signaling system into the regional networks;*
- *Integration of telephone and data transfer networks:*
  - *Telephony;*
  - *Internet;*
  - *Frame Relay;*
  - *IP-telephony;*
  - *ATM;*
  - *ISDN*

- *Active promotion of additional and intellectual services;*
- *Modernization and further development of local, zonal and long-distance communication lines;*
- *Extension of service area of GSM-standard cellular services provided, improvement of their quality ;*
- *Improvement of work with customers, active advertising campaign.*

Key activity of priority importance for the issuer:
providing telecom services
Share in total income (tariff income), percent:
1998 – 87.9
1999 – 87
2000 – 87.9

Key services and their share in total income:
Service: long-distance and international telephone calls
Share in tariff income, percent:
1998 – 57.1
1999 – 60.6
2000 – 58.4
Service: local telephone calls
Share in tariff income, percent:
1998 – 35.4
1999 – 33
2000 – 35

Sources of primary products, materials, services.

Equipment	*Main suppliers*
EWSD	*"Siemens AG" (Germany)*
AXE-10	*"Ericsson" (Sweden)*
S-12	*"Alcatel Telecom" (Belgium)*
SI-2000	*"IskraTel" (Slovenia), IskraUralTel (joint venture, Ekaterinburg)*

Main suppliers of transmission systems and fiber-optic cables:
- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.
The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.

The issuer's suppliers delivering more than 10% of all inventory holdings –none.
Imports constitute 70% of total issuer's contractual deliveries.
Outlook for availability of these delivery resources : stable
Possible negative factors that can affect the issuer's services market:

- *decline in solvent demand level in case of devaluation of the ruble*
- *keen competition*

Activity practice with respect to reserves.
PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets. To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	*6 months of 2000*	*6 months 2001*
1. Proceeds	*958 647 thousand rubles*	*1 143 758 thousand rubles*
2. Turnover ratio of reserves	*5.9*	*6*

Calculations are made for a half-year period.

The issuer's service market: users giving more than 10% of sales proceeds– none.
Structure of consumer's market: population – 56.8%, commercial organizations – 36.3%, budget-based organizations – 6.9%.

Seasonal nature of activities.
All the Company's activities are not of seasonal nature.
Future liabilities of the issuer – the issuer has no obligations that can affect essentially its activity.

Competitive environment.
At present competitive environment in the Krasnodar Territory is represented by numerous independent telecom operators following their own price and operating policy. 206 telecom operators have licenses for rendering telecom services in the Krasnodar Territory. In the sphere of traditional telephony the equipped capacity of alternative telecom operators and PJSC "UTK" has the ratio of 6.5% to 93.5%.
At present there are over 15 Internet providers in the Krasnodar Territory. "UTK" PJSC's market share is little more than 60%. This fact proves the decrease of the Company's monopoly share in providing new telecom services. Alternative operators are noted for aggressive marketing policy, active advertising campaigns, mobility of tariffs.
We also have high level of competition in the sphere of providing wireless access to communication network. "UTK" PJSC's shares are 5% in paging service, 80% in

PD wireless access service and 22 % in station wireless access of traditional telephony.
It should be noted that market of new telecom services still remains unoccupied.

Risk factors (for shareholders):

Economic risks:
1. Low tariffs of principal services
2. High cost of digital equipment
3. Risk of devaluation of the Russian ruble regarding world main currencies
4. Physical and moral depreciation of equipment owned by "UTK" PJSC
5. High level of competition (active growth of proceeds and volume of telecom services provided by alternative telecom operators in the Krasnodar Territory)
6. Economic risks inherent in the Russian Federation including high level of macroeconomic instability in the Russian Federation; possibility of changes in the legislation of the Russian Federation that may result in decreasing "UTK" PJSC's profits or increasing taxation of securities profit.

Social risks:
At present the collective agreement among the Company's management and the employees acts as an instrument of solving social problems on the systematic basis. Longstanding business relations with trade unions allow to settle current social questions by compromise. Salaries and social securities of the Company's employees are the highest in the Southern Federal District. Risk of strikes as a form of social protest and a method of adjusting labor controversies is minimum in the near-term outlook.

Technical risks:
Physical depreciation of certain equipment lowers the quality of the provided services, most obsolete equipment is unable to provide new telecom services.

Ecological risks – none.

Plans of the issuer's future activity:

Long-term strategic trends are:
- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS), introduction of new technologies: ISDN, IP-telephony, ATM, xLSL,
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability.
- active tariff policy.
- pressing advertising policy
- hard control of expenditures' volume.

At present the Company created a network of common paging system which is capable of being merged into paging systems of Russia.

34. Investment declaration. Description of the issuer's activities.

Submitted only by investment funds

35. Plans of the issuer's future activities.

Plans of future activities.

Long-term strategic directions:
- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS), introduction of new technologies: ISDN, IP-telephony, ATM, xLSL,
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability.
- active tariff policy.
- pressing advertising policy
- hard control of expenditures' volume.

At present the Company created a network of common paging system which is capable of being merged into paging systems of Russia.

36. Information about the issuer's authorized capital.

The issuer's authorized capital rate (RUR): ***506 142 862.5***

The authorized capital lay-out according to the shares' categories:
Common shares:
Total amount(RUR): ***379 606 697.25***
Share in authorized capital: ***74.999911 %***
Preference shares:
Total amount (RUR): ***126 536 165.25***
Share in the authorized capital: ***25.000089 %***

37. Information about the state (municipal institution's) share in the issuer's authorized capital.

The authorized capital's share which is the state (municipal) property:
Type of property: ***federal***
Share: ***0,0007%***
Share holding agent: ***State property fund of the Krasnodar Territory***

The issuer's share holding fixed as state (municipal) property:

no such share

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal institutions to participate in the issuer's management ("golden share"):
not provided

38. Information about the issuer's declared shares.
38.1
Category: ***common***
Form: ***registered, non-documentary***
Full name of declared shares' category/type: ***common registered non-documentary***
Nominal value(RUR): *35.97*
Number: ***1 200 000***
Total value (RUR): ***43 164 000***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

38.2
Category: ***preference***
Type;
Form: ***registered, non-documentary***
Full name of declared shares' category/type: ***preference registered non-documentary***
Nominal value(RUR): *35.97*
Number: ***300 000***
Total value (RUR): ***10 791 000***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

39. The issuer's essential agreements and obligations:
None

40. The issuer's obligations on the emission of shares and securities that can be converted into shares:
no such obligations

41. Information about the sanctions imposed on the issuer, its participation in court hearings and examinations:

Date of the sanction's application:***19.11.1998***
Institution that imposed the sanction: ***state fiscal inspection of Pavlovskaya region***
Cause of sanction: ***non-inclusion of taxable sums into the natural persons' total revenue.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***16***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***

Cause of sanction: ***wrong calculation of taxable yearly sales in 1996 (VAT charge). Underdeclaration of credit turnover.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***5 612.53***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of highway users' tax.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***1 276.82***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of tax on maintenance of housing resources and social & cultural objects .***
Form of sanction: ***penalty***
Size of sanction(RUR):***794.43***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***12.08.1999***
Institution that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***
Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***470 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***18.07.2000***
Institution that imposed the sanction:***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***20.01.2001***
Institution that imposed the sanction:***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

During the period under review there was no court examination that could essentially affect the issuer's activity .

During the period under review there were no inspections of the issuer's activities.

42. Important facts (events, actions) that took place during the reported period.
No such facts.

43. Information about reorganizations of the issuer and its subordinate & affiliated establishments.
The Board of Directors approved the resolution on the beginning of the Company reorganization in form of incorporating several telecom operators of the Southern Federal District.

In item 18.1.3. read next:
The shareholder's charter capital share: 25%-2

In item 24.1.2. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.2.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.3.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.4.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.5.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.6.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.7.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

44. Additional essential information about the issuer.
Additional essential information on the issuer for the reported period doesn't exist.

B. Information on the issuer's economic and financial activity

45. Annual accounts for the last three financial years

Not presented.

46. The issuer's accounts for the quarter under review

See Appendix

47. Events resulting in increasing or decreasing the issuer's asset value in the reported quarter by more than 10 %.
Such events didn't take place.

The issuer's assets value at the date of ending of the quarter preceding the reported one: ***3 528 163 000 rubles***
The issuer's assets value at the date of ending of the reported quarter: ***3 754 038 000 rubles***

48. Events resulting in increasing the issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Such events didn't take place.

The issuer's net profits (losses) value for the quarter preceding the reported one: ***91 597 000 rubles***

The issuer's net profits (losses) value for the reported quarter: ***155 420 000 rubles***

49. Information about the formation and usage of reserve and other special funds of the issuer.

Size of reserve fund at the end of the reported quarter (thousand rubles): 47260
Volume of receipts into the reserve fund in the reported quarter (thousand rubles): 0
Volume of means used from the reserve fund in the reported quarter (thousand rubles): 0

Name (purpose) of the special fund: SOCIAL SPHERE FUND
Amount of the fund at the end of the reported quarter (RUR thousand): 63 881
Volume of receipts into the fund in the reported period (RUR): 0
Volume of means used from the fund in the reported period (RUR): 0

50. The issuer's contracts in the reported quarter exceeding 10 % of the issuer's assets at the end of the quarter, preceding the reported one.

Such contracts didn't take place

51. Information about the directions of usage of cash resources resulting from registration of issued securities.

There/s no such directions of the means' usage in the reported quarter.

52. Borrowing current assets received by the issuer and its branches during the quarter under review.

Information about the amount of borrowing current assets received by the issuer as at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period(RUR)
Long-term credits of banks	170 000 000	10 000 000	-	180 000 000
Including not repaid in time	-	-	-	-
Other long-term loans	17 707 000	-	1 224 000	16 483 000
Including not repaid in time	-	-		
Short-term credits of banks	91 909000	17 546 000	-	109 455 000
Including not repaid in time				
Bank credits for the employees				
Including not repaid in time				
Other short-time loans				
Including not repaid in time				

53. Accounts receivable and payable of the issuer and its branches during the reported quarter.

Information about the amount of the issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term	151 061 000	1 089 884 000	1 068 997	171 948
Including overdue	44 575 000			42 022 000
Including overdue for more than 3 months	24 962 000			22 489 000

Including on:				
Long-term	1 901 000			1 865 000
Including overdue	1 302 000			1 264 000
Including overdue for more than 3 months	1 302 000			1 264 000
2)Accounts payable:				
Short-term	282 261 000	2 149 768 000	2 083 751 000	348 279 000
Including overdue	18 267 000	2 483 000	13 788 000	6 962 000
Including overdue for more than 3 months	18 207 000	947 000	15 430 000	3 724 000
Including on:				
Long-term	243 738 000	174 071 000	65 438 000	352 371 000
Including overdue	3 658 000	141 000	141 000	3 658 000
Including overdue for more than 3 months	3 658 000	141 000	141 000	3 658 000
Including on:				
Securities:				
Received				
Including from third persons				
Including on:				
Securities:				
given				
Including to third persons				
Including on:				
3) Bill circulation:				
Given bills				
Including overdue				
Including on:				
Received bills				
Including overdue				
Including on:				

54. The issuer's financial investments.

Information about the issuer's financial investments as at the end of the eported period:

Description	Investments rate as at the end of the reported quarter(RUR)		
	Short-term (up to 1 year)	Long-term (above 1 year)	Total
Investments into government securities of the Russian Federation	-	-	-

Investments into government securities of the subjects of the Russian Federation	-	-	-
Investments into securities of the institutions of local governing	-	-	-
Investments into shares of other companies	-	307 792 000	307 792 000
Investments into bonds and other debentures	-	-	-
Other granted loans	-	-	-
Investments into the issuer's branch establishments		526 000	526 000
Investments into the issuer's subordinate companies	-		

Financial investments into companies wound out of business according to statutory order in the Russian Federation

Name of the company	Date of winding - up	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Financial investments into companies declared bankrupt according to statutory order in the Russian Federation

Name of the company	Date of winding-up	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Total issuer's assets rate as at the end of the reported quarter (RUR)	**3 754 038 000**

Financial investments in the companies exceeding 10 % of the issuer's assets as at the date of ending of the reported quarter

Name of the company	Amount of investments (RUR)	Share in assets
	-	0 %
Total	-	0 %

55. Other important information about the issuer's economic and financial activity: ***none***

B Information about the issuer's securities

56. Information about the issuer's shares.

Number of issue: ***1***
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***298 310***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
None

Market information about the issued shares:
None

Additional important information about the issued shares:
None

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***

Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
None
Market information about the issued shares:
None

Additional important information about the issued shares:
None

Number of issue: ***2***
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration: ***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
None

Market information about the issued shares:
Off-board share market
Non-commercial partnership "Trade system RTS"

Additional important information about the issued shares:
none

Number of issue: *2*
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35 970 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration: ***22.04.1997***
Registration number: ***18-1-1807***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***

Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration: *24.10.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market
Non-commercial partnership " Trade System RTS"
Included in MMVB listing out of roll

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35. 97***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration: ***22.04.1997***
Registration number: ***18-1-1808***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration: *24.10.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market

Non-commercial partnership " Trade System RTS"
Included into MMVB listing out of roll
Additional important information about the issued shares:
none

57. Information about the issuer's bonds.
Issue of bonds didn't take place

D. Other information about the issuer's securities.

58,59,60. The issuer's shareholders' rights. The issuer's share dividends .
58.1
Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***common nominal non-documentary***
Rights of a shareholder of this category: ***The Company's ordinary shareholders can participate in a General shareholders' meeting with voting authority on all questions within its terms of reference, they also have the right to get dividends, and in case of the Company's liquidation– to get a part of its property.***

Dividends for shares of this category (type):
Period : ***1995 , IV quarter***
One share dividend (RUR) : ***0,171***
Total amount of dividends for shares of this type (category) (RUR) : ***1 812 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
1 812 000

Period : ***1996, IV quarter***
One share dividend (RUR) : ***0,53***
Total amount of dividends for shares of this type (category) (RUR) : ***5 593 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
5 593 000

Period : ***1997, IV quarter***
One share dividend (RUR) : ***0,935***
Total amount of dividends for shares of this type (category) (RUR) : ***9 867 452.4***
Total amount of dividends actually paid for shares of this category (type) (RUR):
9 867 452,4

Period : ***1998, IV quarter***
One share dividend (RUR) : ***0,6***
Total amount of dividends for shares of this type (category) (RUR) : ***6 332 055***
Total amount of dividends actually paid for shares of this category (type) (RUR):
6 332 055

Period : ***1999, IV quarter***

One share dividend (RUR) : *1,94*
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***
Total amount of dividends actually paid for shares of this category (type) (RUR):
20 473 664

Size of dividend , date of payment of which does not start (RUR): ***0***

58.2
Category of shares: ***preference***
Type of shares : ***A***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***preference nominal non-documentary***
Rights of a shareholder of this category (type): ***The Company's preference shareholders can participate in a general shareholders' meeting with voting authority on questions about the Company's reorganization and liquidation. The preference shareholders have the voting authority at the general shareholders' meeting on the questions dealing with amendments and changes in the Company's Charter , limiting the rights of the shareholders of this type of actions, including definition or increasing of the dividend size and (or) definition or increasing of liquidation value, paid for preference shares of preceding succession, and also giving priority in order of dividend payments and (or) shares' liquidation value to shareholders' of preference shares of other type.***
Preference shareholders have the right to receive the shares' nominal value if the Company is liquidated.

Dividends for shares of this category (type):
Period : ***1995, IV quarter***
One share dividend (RUR) :***2,575***
Total amount of dividends for shares of this type (category) (RUR) : ***9 060 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
9 060 000

Period : ***1996, IV quarter***
One share dividend (RUR) :***5,299***
Total amount of dividends for shares of this type (category) (RUR) : ***18 644 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
18 644 000

Period : ***1997, IV quarter***
One share dividend (RUR) :***7,012***
Total amount of dividends for shares of this type (category) (RUR) : ***24 666 989***
Total amount of dividends actually paid for shares of this category (type) (RUR):
24 666 989

Period : ***1998, IV quarter***
One share dividend (RUR) :***3***
Total amount of dividends for shares of this type (category) (RUR) :***10 553 475***
Total amount of dividends actually paid for shares of this category (type) (RUR):
10 553 475

Period : ***1999, IV quarter***
One share dividend (RUR) : ***8,32***
Total amount of dividends for shares of this type (category) (RUR) :***29 268 304***
Total amount of dividends actually paid for shares of this category (type) (RUR):
29 268 304

Size of dividend , date of payment of which does not start (RUR):***0***

61. Limitations in the securities' circulation.
See items 56 and 57

62. Other important information about the issuer's securities.
At the annual general shareholders' meeting of "Kubanelectrosvyaz" PJSC held on June,2 1998, changes were made in the Company's Charter because of denomination, the Company's authorized capital amounts to 506 142 862.5 rubles. Nominal value of a share is 35 rubles 97 kopecks. Besides, at this meeting number of declared (authorized) shares was increased up to 1 200 000 ordinary and 300 000 preference shares.
In item 18.1.3. read next:
"25%-2 shares" instead of "25%"

APPENDIX

Accounting records
for the first half of the year 2001

ACCOUNTING POLICY

"Kubanelectrosvyaz" PJSC , the year of 2001

ACCOUNTING POLICY

1. *Activity accounting in the Company is maintained by accounts department headed by chief accountant.*
2. *Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal & order form.*
3. *While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.*
4. *Sales proceeds are determined after execution of work (services) and presenting pay-documents to a customer.*
5. *Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.*
   To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:
   - *cable lines supported on poles or built on buildings' walls:*
     with metal casing (code 30018)
     with plastic casing (code 30019)
   - *communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

Depreciation of intangible assets are made according to standards determined by the company according to the specified time of their effective serviceability. This time of effective usage is determined since the moment of registration of intangible assets.

If it is impossible to determine time of effective usage of some intangible assets, then standards of depreciation are specified on the basis of ten years (but not more than the period of the company's validity).

7. Fixed and intangible assets' accounting must be carried out in sums rounded to whole rubles.

Resulting differences in sums must be written off regarding financial result ,not decreasing the taxable profit.

8. Current assets include objects having value no more than 100-multiple size of monthly wage floor at the date of acquisition.

9. Value of operational means of labor and articles of little value is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness. For kindergarten, rest hotel and resort center– by means of depreciation accounting at the rate of 100% when putting into operation means of labor and articles mentioned above.

10. Articles of little value, no more than one-twentieth of the specified limit for one article, are paid off when putting into operation.

11. *To ensure the accounting data adequacy, the inventory of property and financial obligations must be taken before making up annual balance sheet. Inventory of fixed assets is taken once in three years.*
12. *Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to their actual cost.*
13. *Unfinished production is indicated in balance sheet according to actual cost of work performed.*
14. *Basic assets and other property can be soldto the company's employees at the price by 1 % higher than its actual cost.*
15. *The company's representation expenses are to be included into the prime cost of production (works, services) within the legal standards and regulations, and when there are no such standards, some of the representation expenses can be paid at the expense of the company's profit.*
16. *Total amount of expenses for personnel training, included into the prime cost of production (works, services), must not exceed 2 % of labor costs includad into the prime cost.*
17. *To distribute evenly forthcoming costs among the production costs of the period under review the reserve for basic assets' repairs can be created.*
18. *Expenses, made in the reported period but related to next periods under review, are presented in balance accounting as expenses of future periods and are referred to costs of the period they are related to.*
19. *On the basis of the results of the accounts' receivable inventory , made at the end of the reported year, reserve fund of bad debts for account with other companies is created with assignment of the reserve sums to the results of economic activities.*
20. *Differences due to rate of exchange are included once only into the company's income or losses at the end of the reported year in the form of balance.*
21. *Full actual cost of production (works, services) is calculated at the company. Costs, included in account 26 "General total costs" are debited to accounts 20 " Major production" and 23 "Auxiliary production".*
22. *Indirect costs are distributed among the objects of calculation according to workers' wage rate.*
23. *Current and capital outlays, made at the expense of the company's profit, are accounted at the expense of undivided profit of the previous year formed at the account 88 "Undivided profit (outstanding losses)".*
    Expenditures not provided with adequate sources must not be made.
24. *Assessments to budget at the expense of the company's profit including penalties for breach of fiscal legislation are considered at the account 81 "Use of profits".*
25. *Accounting period for charge of proceeds of services is considered to be a month from day 25 to day 25*

BALANCE SHEET

As at June,30 2001
Company: **"Southern Telecommunications Company" PJSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	6 500	6 019
patents, licenses, trade marks and other similar rights and assets	111	266	43
establishment expenses	112		
business rating	113		
Fixed assets (01,02,03)	120	2 561 414	2 747 437
land and natural resources	121		
buildings, facilities, machines and equipment	122	1 949 986	1 949 302
Unfinished construction (07,08,61)	130	235 931	317 445
Profitable investments in material values (03)	135		
Property for subleasing	136		
Property for rent	137		
Long-term financial investments (06, 82)	140	275 642	310 895
investments into branch establishments	141	273 497	304749
investments into dependant companies	142	332	332
investments into other companies	143	1 813	2 804
loans granted to companies with term over 12 months	144		3000
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	3 079 487	3 381 796
2. CURRENT ASSETS			
Inventories and expenses	210	117 348	144 057
raw materials, materials and other similar items (10,15, 16)	211	101 667	124 798
cattle (11)	212	3	1
Expenses in unfinished production(20,21,23,29,30,36,44)	213	12	-
finished products and merchandise(16, 40,41)	214	7 521	6 392
dispatched goods (45)	215		
deferred expenses (31)	216	8 145	12 866
other inventories and expenses	217		
VAT on acquired valuables (19)	220	38 163	39 616
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	1 901	1 865
buyers and customers(62,76,82)	231		
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		
Other receivables	235	1 901	1 865

Accounts receivable(with payments expected within 12 months since reporting date)	240	151 061	171 947
buyers and customers(62,76,82)	241	106 848	119 613
notes receivable(62)	242		
branch establishments and dependant companies (78)	243		16 526
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	991	1 541
other receivables	246	43 222	34 267
Short-term financial investments (56,58,82)	250		
investments into dependant companies	251		
bought out own shares	252		
other short-term financial investments	253		
Cash resources	260	16 474	14 757
cash (50)	261	1 639	1 622
settlement accounts (51)	262	9 782	5 563
currency accounts (52)	263	203	207
Other cash resources (55,56,57)	264	4 850	7 365
Other current assets	270		
TOTAL for section 2	290	324 947	372 242
BALANCE (sum of the lines 190+290)	399	2 404 434	3 754 038

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	2	3	4
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	1 410 241	1 410 241
Reserve capital (86)	430	47 260	47 260
mandatory reserve funds	431	47 260	47 260
reserve fund required by constituent documents	432		
Social funds (88)	440	63 881	63 881
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	421 903	421 903
Uncovered losses of the past years(88)	465		
Retained profit of the reported year (88)	470		155 420
Uncovered losses of the reported year (88)	475		
TOTAL for section 4	490	2 449 428	2 604 848
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	187 707	196 483
long-term bank credits	511	170 000	180 000
other long-term loans	512	17 707	16 483
Other long-term liabilities	520	243 738	352 371
TOTAL for section 5	590	431 445	548 854
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	91 909	109 455
bank credits	611	91 909	109 455
other loans	612		
Accounts payable	620	282 261	348 279
suppliers and contractors (60,76)	621	107 055	161 367
notes payable(60)	622		
debt to branch establishments and dependant companies (78)	623		18 240
wages to employees(70)	624	34 237	27 296

social insurance (69)	625	18 456	13 881
debt to budget (68)	626	55 093	47 658
advance payments(64)	627	53 910	65 222
other payables	628	13 510	14 615
Dividend settlements (75)	630	99 300	73 265
Deferred income (83)	640	50 091	64 689
Provision for future expenses and payments(89)	650		4 648
Other short-term liabilities	660		
TOTAL for section 6	690	523 561	600 336
BALANCE (sum of the lines 490+590+690)	700	3 404 434	3 754 038

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	12 625	26 284
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	35	560
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	13 190	
Liabilities and payments' securities received (008)	950		
Liabilities and payments' securities given (008)	960	829 304	818 818
Depreciation of housing stock (014)	970	173	173
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980		
Forms of strict recording	990	6 956	

PROFIT AND LOSS STATEMENT

As at June,30 2001
Company: **"Southern Telecommunications Company" PJSC**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the similar period of the previous year**
1	2	3	4
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	1 143 758	990
Including from communication services	11	1 093 038	841 853
Cost price of goods , services sold	20	862 655	725 413
Including from communication services	21	815 355	627 180
Gross profit	29	281 103	233 234
Commercial expenses	30		1 774
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	281 103	231 460
2. Operating profits and losses			
Interest income	60	2	5
Interest expenses	70	22 571	10 003
Income from participation in other enterprises	80	6 756	
Other operating income	90	46 392	18 677
Other operating expenses	100	69 482	37 042
3. Non-sales profits and losses			
non-sales income	120	9 196	18 049
non-sales expenses	130	42 485	32 914
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	208 911	188 232
Profit tax and other similar obligatory payments	150	52 900	39 594
Profit (loss) from usual activity	160	156 011	148 638
4. Extraordinary profits and losses			
Extraordinary profits	170		
Emergency losses	180	591	1 454
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	155 420	147 184

Other information about accounting reports for the first half of the year 2000

none

APPROVED
By Board of Directors of "UTK" PJSC
Minutes №____3____ at 20.07.2001__
Chairman of Board of Directors V.E.Belov____________

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: II quarter of 2001

Public Joint-Stock Company "Southern Telecommunications Company"

The issuer's code: 00062-A

Location: 66, Karasunskaya St., Krasnodar
Mail address: 66, Karasunskaya St., Krasnodar

Information contained in this quarterly report is to be published in accordance with legislation of the Russian Federation on securities

General Director V.L. Gorbachev_________________________

1-st Deputy General Director – Acting Chief Accountant A.M.Sadokhina

____

Contact person *: **Andrei Alexandrovich Litvinov***
Deputy General Director
Phone*(8612) 53-47-75* Fax*: (8612) 53-19-69*
E-mail*: **litvinov@kes.kuban.ru***

A. Information about the issuer.

9. **Issuer's full identifying name:**
   Public Joint-Stock company "Southern Telecommunications Company"

10. **Abbreviated name:**
    PJSC "UTK"

11. **Information about the changes in the issuer's name and legal-organizational form.**
    Open-type Joint-Stock company "Kubanelectrosvyaz"
    OJSC "Kubanelectrosvyaz"
    Introduced: *20.05.1994*

    Public Joint-Stock company "Kubanelectrosvyaz"
    OAO "Kubanelectrosvyaz"
    Introduced: *6.06.1996*

    Public Joint-Stock Company "Southern Telecommunications Company"
    PJSC "UTK"
    Introduced: *28.06.2001*

    Present-day name was introduced on *28.06.2001*

12. **Information about the issuer's national registration and licenses.**
    Date of the issuer's state registration: *20.05.1994*
    Certificate of state registration number: *494*
    Registered by *the Decree of the first deputy head of Krasnodar City Administration.*

    Licenses:
    Number: *3035*
    Date of issue: *4.11.1996*
    Valid till: *1.10.2004*
    Issued by: *Ministry of Communications of the Russian Federation.*
    Activity category: *Rendering telecommunication services*

    Number: *23016677*
    Date of issue: *10.03.1999*
    Valid till: *10.03.2002*
    Issued by: *Krasnodar regional branch of Federal Licensing center of Ministry of Construction of the Russian Federation*
    Activity category: *Providing engineering services*

    Number: *15692*
    Date of issue: *8.09.2000*
    Valid till: *8.09.2003*

Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering paging services***

Number: ***17012***
Date of issue: ***25.01.2001***
Valid till: ***25.01.2006***
Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering mobile wireless communication services***

13. Identification tax-payer number:
2308025192

14. The issuer's sectional belonging.
Codes OKONH:
52300

15. Location, mail address and contact numbers:
Location: ***66, Karasunskaya St., Krasnodar***
Mail address: ***66, Karasunskaya St., Krasnodar***
Tel: ***(8612) 53-02-07*** Fax: ***(8612) 53-19-69***
E-mail: securdep@kes.kuban.ru

16. Information about the issuer's auditor.
Name: ***CJSC "Arthur Andersen"***
Location: ***52/2 Kosmodemianovskaya St., Moscow***
INN: ***7701006684***
Mail address: ***52/2 Kosmodemianovskaya St., Moscow***
Tel: ***755-97-00*** Fax: ***755-99-10***
E-mail : russia@arturandersen.com

Information about the auditor's license:
Number: ***006000***
Date of issue: ***28.06.2000***
Valid till: ***28.06.2003***
The license is issued by: ***Ministry of Finance of the Russian Federation***

17. Information about the organization that fulfills the securities rights' registration.
Registrar:
Name: ***CJSC "Kuban Registrar's Chamber"***
Location: ***Krasnodar***
Mail address: ***52, Atarbekova St., Krasnodar 350049***
Tel: ***65-12-76*** Fax: ***65-22-37***
E-mail : ***does not exist***

License:
Number: ***01142***
Date of issue: ***5.10.1996***
Valid till: ***9.01.2003***

Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering paging services***

Number: *17012*
Date of issue: *25.01.2001*
Valid till: *25.01.2006*
Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering mobile wireless communication services***

13. Identification tax-payer number:
2308025192

14. The issuer's sectional belonging.
Codes OKONH:
52300

15. Location, mail address and contact numbers:
Location: ***66, Karasunskaya St., Krasnodar***
Mail address: ***66, Karasunskaya St., Krasnodar***
Tel: ***(8612) 53-02-07*** Fax: ***(8612) 53-19-69***
E-mail: securdep@kes.kuban.ru

16. Information about the issuer's auditor.
Name: ***CJSC "Arthur Andersen"***
Location: ***52/2 Kosmodemianovskaya St., Moscow***
INN: *7701006684*
Mail address: ***52/2 Kosmodemianovskaya St., Moscow***
Tel: ***755-97-00*** Fax: ***755-99-10***
E-mail : russia@arturandersen.com

Information about the auditor's license:
Number: ***006000***
Date of issue: ***28.06.2000***
Valid till: ***28.06.2003***
The license is issued by: ***Ministry of Finance of the Russian Federation***

17. Information about the organization that fulfills the securities rights' registration.
Registrar:
Name: ***CJSC "Kuban Registrar's Chamber"***
Location: ***Krasnodar***
Mail address: ***52, Atarbekova St., Krasnodar 350049***
Tel: ***65-12-76*** Fax: ***65-22-37***
E-mail : ***does not exist***

License:
Number: ***01142***
Date of issue: ***5.10.1996***
Valid till: ***9.01.2003***

The license is issued by: ***The Federal Commission of Securities and Stock Market at the Government of the Russian Federation***

This Registrar has kept the issuer nominal securities' register since: *1.10.1997*

Centralized deposit of the issued securities did not take place during the reporting quarter.

18. The issuer's depositary.

Does not exist

19. The issuer's shareholders

Total shareholders' number: ***8 765***

Shareholders possessing more than 5% of the issuer's authorized capital:

19.1. Name: ***PJSC "Investment communications company"***
Location: ***Moscow***
Mail address: ***55/2, Pluszczikha St., Moscow , 119121***
The issuer's authorized capital share: ***38%***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.1 Name: ***Ministry of Property Relations of the Russian Federation***
Location: ***Moscow***
Mail address: ***9, Nickolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsomlimited***
Location: ***Cyprus***
Mail address: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
The shareholder's charter capital share: ***25% + 1***

19.2. Name: ***"Bank Credit Suisse First Boston AO" (nominal holder)***
Location: ***Moscow***
Mail address: ***5, Nikitski Per., Moscow , 103009***
The issuer's authorized capital share: ***16,31% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.2.1. Name: ***Credit Suisse First Boston***
Location: ***Switzerland***
Mail address:***8, Paradeplats***
The shareholder's charter capital share: ***98%***

19.3. Name: ***KB "Chase Manhattan Bank International "(nominal holder)***
Location: ***Moscow***
Mail address: ***52/4, Kosmodamianskaya St., Moscow***
The issuer's authorized capital share: ***5,81 % (nominal holder).***
Shareholders(participants) possessing not less than 25% of the charter capital of

the issuer's shareholder: ***do not exist***

19.4. Name: ***"DKK"CJSC***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The issuer's authorized capital share: ***5,48 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19.5. Name: ***"ABN AMRO bank A.O. "CJSC (nominal shareholder)***
Location: ***17/1, Bolshaya Nikitskaya St., Moscow , 103009***
Mail address: ***17/1, Bolshaya Nikitskaya St., Moscow , 103009***
The issuer's authorized capital share: ***5,43 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

20. **The issuer's management structure.**

Top management of the issuer is General shareholders' meeting.
General management except for the issuesreferred to the sole competence of the General shareholders' meeting is carried out by Board of Directors
Current management is carried out by General Director and the Company Administrative Board.
The Company executive powers control current activity except for the questions referred to the sole competence of a General shareholders' meeting andthe Board of Directors.
The Company executive powers provide for fulfillment of resolutions of General shareholders' meeting and Board of Directors

The General shareholders' meeting's terms of reference according to the Company's Charter (constitutive documents) cover:
1)making amendments and supplements in the Company's Charter and approving the Charter's new edition except the cases dealing with the increase of the authorized capital and mentioned in item 12.4. , article 12 of the Charter;
2)making decision on the Company's reorganization;
3)making decision on the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final);
4)determining a quantitative structure of the Board of Directors, electing its members and terminating their powers before the appointed time; approval of rewards and compensations associated with their functions as members of Board of Directors;
5)determining the price limit of declared shares;
6)making decision on increase of the Company's charter capital by increasing the shares' nominal value or by placement of additional shares, in case Board of Directors does not take the decision on this question by a solid vote;
7)making decision on reduction of the Company's charter capital by decreasing the shares' nominal value, buying the Company's shares to reduce their total number or repaying not fully-paid shares, and also by repaying the shares obtained or redeemed by the Company;

8) Formation of the Company's executive power including appointment of the General Director, early cessation of his authority ;
9)electing members of the Company's Auditing Commission (inspector-general) and terminating their authority before the appointed time;
10)approving the Company's auditor;
11)approving the Company's annual reports, balance sheets, income statements, allocation of profits and losses;
12)taking decision on non-use of a shareholder's right of priority to buy the Company's shares and securities offered for open subscription withpayment in cash, and on the period of validity of this decision ;
13)procedure for conducting a General shareholders' meeting;
14)forming a Counting Commission;
15)determining form of disclosure of information to the Company's shareholders including publishing body in case notice is to be published;
16)making decision on split-up and combination of the Company's shares;
17)making decision on conclusion of contracts, when there is a self-interest in such contracts of persons having more than 20% of the other party's voting shares, participating in the other party's boards of administration or taking part in these contracts as agents or representatives, in cases:

- *if amount of payments under contract and property under contract value, determined in accordance with current legislation, exceeds 2% of the Company's assets;*
- *if bargain or several interrelated bargains represent the Company's voting shares' registration quantitatively exceeding 2% of voting shares registered by the Company earlier;*
- *if all members of Board of Directors are declared to be persons having self-interest in the bargain.*

18)making decision on concluding large bargains dealing with acquisition or expropriation of the Company's property in cases:

- *if Board of Directors did not make decision on such contract, dealing with property value amounting to 25-50% of the balance sheet assets at the day of making decision, in a solid vote;*
- *if the object of such contract corresponds to the property value exceeding 50% of the Company's balance sheet assets at the day of making decision on concluding the contract;*

19)taking up and redemption of placed shares by the Company;
20)participating in holdings, financial and industrial groups;
21)making decision on annual dividend payments, approving their size, form and order of payments for each category and type of shares by virtue of the Board of Directors' recommendation;
22)making decisions on reimbursement of expenses at the Company's expense in case of calling an extraordinary meeting by the persons demanding its calling;
23)approving regulations dealing with functioning of the Company's auditing commission and Board of Directors.

General shareholders' meeting has the exclusive right to make decision on questions mentioned in items 1-5 and 7-18 of article 9.5 These questions can't be solved by the Company's Executive board or its Board of Directors.

Shareholders, having the right to vote at the General shareholders' meeting on the questions put to vote, are:

-shareholders of the Company's common shares;

-shareholders of the Company's preferred shares in cases mentioned in Article 6 of the Company's Charter;

A voting share is a common or preferred share that entitles its holder to vote on the question put to vote.

The principle of voting at the General shareholders' meeting is statutory voting ("one Company's voting share represents one vote") except for the cases of cumulative voting on election of the Company's Board of Directors.

Decisions on questions mentioned in paragraphs 1,2,5,5,18 must be voted for by ¾ of common shareholders present in person or in proxy.

Decision on article 18 is taken at the General meeting by a majority vote of voting shareholders not having self-interest in the bargain .

Decisions on other questions are taken by a majority vote of voting shareholders present at the General meeting.

Decisions on questions mentioned in items 2,11,12,14-21 are taken by the General shareholders' meeting only on application of the Board of Directors.

Decisions of the annual general shareholders' meeting on questions mentioned in items 4,8,9,10,11 can't be voted in absentia (by opinion polling).

General shareholders' meeting has no right to take decisions on the cases outside its competence.

Shareholders must be informed on the resolutions adopted by the General shareholders' meeting not later than 45 days after the date of adopting resolution in the same way as informing shareholders about the meeting (item 9.1 of the Charter).

Board of Directors' competence according to the Company's Charter:

1.The Company's Board of Directors exercises general management of the Company's activity except for the cases referred to the sole competence of the General shareholders' meeting.

2. The Board of Directors' members are elected at the annual General shareholders' meeting annually. Their authorities come into force since the moment of election by the annual general meeting till the election (reelection) of new members of the Board of Directors by the next annualgeneral shareholders' meeting . The Board of Director's members can be elected unlimited times.
A shareholder or a shareholder's proxy– a natural person, run as a candidate to the Board of Directors by the Company's shareholders , possessing at least 2 %of the Company's voting shares, can be elected a Board of Director's member.
Board of Directors is elected in number of 9 persons by cumulative voting. In cumulative voting each voting share shall carry a number of votes equal to the total

number of Board of Directors members. A shareholder (a proxy) may cast all votes carried by the shares owned by him in favor of one candidate or distribute them among several candidates for the Company's Board of Directors.
The candidates, who receive the majority of votes shall be deemed elected to the Company's Board of Directors.
3.In case of electing the Board of Directors' members by cumulative voting, the resolution on early authorities' cessation can be approved only regarding all members of the Company's Board of Directors.
4. The Company's Administrative Board's members must not constitute the majority of the Board of Directors' members. The person, who carries out the functions of individual executive power (General Director), must not be at the same time the Chairman of the Company's Board of Directors.
5. The Chairman of the Board of Directors is elected from its members by a majority vote.
The Company's Board of Directors can re-elect its Chairman at any time by a majority vote of total members of the Board of Directors.
6. The Chairman of the Company's Board of Directors :

- *organizes the Board of Directors' work;*
- *calls the Board of Directors' meetings or organizes voting in absentia;*
- *organizes keeping minutes at the meetings.*

7. In the Chairman's absence his duties are performed by Vice-chairman, elected of the Board of Directors' members by a majority vote.
8. The Company Board of Directors has the rights to take decisions on general management of the Company's activities except for the cases referred to the sole competence of the General shareholders' meeting.
9. The Company's Board of Directors has the sole right to make decisions on the following issues:
1) determining priority directions of the Company's activities (approving business-plan);
2) calling annual and extraordinary shareholders' meetings;
3) approving general meeting's agenda;
4) setting date, place and time of conducting a General shareholders' meeting, setting date of making out a list of shareholders entitled to participate in a General meeting,
determining the way of notification about the holding of a General shareholders' meeting,
determining list of materials to be forwarded to shareholders when preparing a General shareholders' meeting,
determining the form and the text of a voting list;
5) submitting the following issues to a General shareholders' meeting:

- *the Company's reorganization;*
- *non-use of shareholders' priority right to buy the Company's shares or securities converted to the shares;*
- *determining form of providing information to the Company's shareholders including the publishing body in case information is to be published;*
- *split-up and combination of the Company's shares;*
- *conclusion of contracts when there is a self-interest in them of the persons:*

-having self-interest in such contracts
- participating in the other party's boards of administration or taking part in these contracts as agents or representatives;

- *conclusion large bargains dealing with acquisition or expropriation of the Company's property;*
- *taking-up and redemption of placed shares by the Company;*
- *participating in holding companies, financial and industrial groups;*
- *approving annual reports, balance sheets, income statements, allocation of profits and losses;*
- *resolution on annual dividend payments, size, form and order of dividend payments for each category and type of shares;*

6) *registration of bonds and other securities;*
7) *determining the property's market value;*
8) *buying the Company's placed shares, bonds and other securities;*
9) *recommendations on rewards and compensations' rates for the members of the Company's Auditing commission and amount of payment to the auditor;*
10) *recommendations on size and order of dividend payments;*
11) *using the Company's reserve and other funds;*
12) *approving the Company's internal regulations dealing with functioning of executive organs;*
13) *establishing the Company's new branches and agencies and their liquidation, approving Statutes of branches and agencies ;*
14) *adopting resolutions on the Company's participation (cessation of participation, change of share holding) in other organizations, commercial enterprises or associations by means of selling and buying the shares of other organizations, with the exception of holding companies and financial and industrial groups;*
15) *concluding large bargains when the object under contract is the property value amounting to 25-50 % of the Company's balance sheet assets at the day of making decision on concluding such bargains;*
16) *concluding contracts when there is a self-interest in them of the persons:*
-being the other side of the contract or taking part in it as agents or representatives;
- having more than 20% of the other party's voting shares or taking part in this contract as agents or representatives;
- participating in the other party's boards of administration or taking part in these contracts as agents or representatives;
17) *preliminary approving of the Company's annual report 30 days before the date of annual general shareholders' meeting at the latest, examination of the auditing commission's reports and the auditor's conclusions;*
18) *approving results of the additional shares' registration;*
19) *approving the form of a shareholder's demand to redeem his shares and the form of a shareholder's application on redemption of his shares by the Company;*
20) *electing the Board of Director's Chairman;*
21) *formation of the Company's collective executive organ and early cessation of its authority, determining reward rates paid to its members;*
22) *indicating a person authorized to sign contracts (agreements) with General Director and members of Administrative Board;*

23) coordinating a contract or several interrelated contracts dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets to the date of taking decision on conclusion of such contracts by the executive organs with the exception of the contracts concluded in the process of regular economic activity;
24) taking decision on choosing an independent registrar (making an agreement with an independent registrar);
25) increasing the Company's authorized capital by increasing the shares' nominal value or by registering additional shares in case of the Board of Directors' solid vote;
26) introducing amendments in the Company's Charter dealing with increasing of the Company's authorized capital based on the decision to increase the authorized capital by increasing the shares' nominal value or by registering additional shares as mentioned in item 4.3. of article 4;
27) approving decisions on securities' issue, the emissions' prospects and reports on the results of securities' issue;
28) determining structure, scope and procedure of protection of data being commercial classified information;
29) making suggestions on the personal membership of the counting commission;
30) approving terms of contracts(agreements), concluded with the General Director and the members of the Administrative Board;
31) prolongation of the Contract with the General Director within the period determined by this Charter;
32) cancellation of the contract with General director in case of early cessation of his authorities by a General shareholders' meeting;
33) consideration the question of rewarding the General Director by results of economic and financial activity;
34) indicating a person authorized to execute the General Director's duties when he can't exercise his authorities himself;
35) other questions specified by the Federal Law "On joint-stock companies" and by this Charter.

10. While exercising their rights and fulfilling the duties, Board of Directors' members must act in favor of the Company's interests , exercise their rights and fulfil their duties towards the Company honestly and reasonably.

Individual and collective executive organs' terms of reference according to the Company's Charter:
The executive organs' terms of reference cover management of the Company's current activities with the exception of the questions referred to the sole competence of the General shareholders' meeting and the Company's Board of Directors.
The Company's executive organs provide for realization of the resolutions adopted by the Company General shareholders' meeting and Board of Directors.

General Manager can act on behalf of the Company without letter of attorney including:

- *executes operational control of the Company's activities;*
- *has the right of the first signature in financial documents;*

- *concludes contracts on behalf of the Company, manages the Company's property providing current activities within the Charter limits;*
- *acts on behalf of the Company without letter of attorney, representing the Company's interests in the Russian Federation and in the foreign countries;*
- *approves staff, concludes labor agreements with the Company's employees, imposes penalties and rewards the employees;*
- *presides at a General shareholders' meeting;*
- *directs the Administrative Board's work, presides at its meetings, gives recommendations on the personal membership of the Administrative Board for the Board of Directors' approval;*
- *executes letters of attorney on behalf of the Company;*
- *opens the Company's accounts with banks;*
- *organizes the Company's business accounting reports;*
- *issues orders and gives instructions obligatory for all the Company's employees;*
- *executes other functions necessary for providing the Company's normal activities according to the current legislation and the Company's Charter except for the functions carried out by other management bodies according to the Company's Charter;*
- *issues orders and gives instructions on providing commercial specified information's protection, makes out a List of information being commercial specified information.*

General Director acts as Chairman of the Company's Administrative Board. General Director represents Administrative Board's point of view at the General shareholders' and Board of Directors' meetings .

Administrative Board is a collective executive organ of the Company providing realization of the resolutions adopted by a general shareholders' meeting and the Company Board of Directors.

Administrative Board is formed from the staff of the Company's executive management consisting of not less than 7 members . Board of Directors approves Board of Administration's staff on the General Director's application. Administrative Board acts with the authority of the Company's Charter, "Regulations on the Company's Board of Administration" approvedby the Board of Directors and other internal documents of the Company.

Administrative Board holds meetings in case of need. General Director organizes the Administrative Board's meetings, signs all the documents on behalf of the Company and minutes of the Administrative Board's meeting.
Minutes are keeping during the Board of Administration's meeting. These minutes are placed at the disposal of the Board of Directors' members, the Auditing commission (inspector-general), the auditor at their request.

General Director and Administrative Board's members can take part in the management boards of other companies only by approval of the Company's Board of Directors.

Resolution on conclusion of contracts, dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets, can be approved only after the obligatory coordination of this resolution at the Board of Directors' meeting.

21. **Members of the issuer's Board of Directors (supervisory board) .**

Board of Directors
Chairman: ***Vadim E. Belov***

Members of the Board of Directors:
Alexander V. Apalko
Birthday: *1947*

Posts held during the last 5 years:
Period: ***1994 – 1996***
Company: ***Sochinski GPTUS***
Field: ***Communications***
Post: ***Director***

Period: ***1996 – 2001***
Company: ***"Sochielectrosvyaz"***
Field: ***Communications***
Post: ***Director, Deputy General Manager of "Kubanelectrosvyaz" JSC***

Period: ***2001- present time***
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Field: ***Communications***
Post: ***Director of the branch establishment, Deputy General Director of "UTK"PJSC***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 – present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2000***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001- present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,05%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***52 875***
Bonus payments (RUR): ***91 670***
Commission (RUR): ***0***
Other property provisions (RUR): ***23 690***
Total (RUR): ***168 235***

David Alexander Hern
Birthday: ***1972***

Posts held during the last 5 years:
Period: ***1996 – 1998***
Company: ***Investment fund "Company UNIFUND"***
Field: ***Investments***
Post: ***Manager***

Period: ***1999 – present time***
Company: ***"Branswick Warburg" CJSC***
Field: ***Investments***
Post: ***Specialist***

Period: ***2000 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Vadim E. Belov

Birthday: ***1958***

Posts held during the last 5 years:
Period: ***1991 – 1997***
Company: ***State Committee for antimonopoly policy and support of new economic patterns***
Field: ***state supervisory institution***
Post: ***Vice-chairman***

Period: ***1997 – 1998***
Company: ***"MFK – Renaissance"***
Field: ***Investments***
Post: ***Vice-chairman of the Administrative Board***

Period: ***1998 – 1999***
Company: ***"SPK Capital Limited "***
Field: ***Investments***
Post: ***Managing director of the Moscow Agency***

Period: ***1999 – present time***
Company: "***Svyazinvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Director***

Period: ***1999--present time***
Company: ***"Central Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Korovelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Volgogradelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Electrosvyaz" PJSC, Stavropol region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Electrosvyaz" PJSC, Primorski region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2000-present time***
Company: ***"Rostelecom" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Novosibirsk region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Sverdlovsk region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***25 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***25 000***

Vladimir L. Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *General Director*

Period: *1996-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Vice-chairman of the Board of Directors*

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Volgograd Region***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Field: ***Communications***
Post: ***President***

Period: ***2001-present time***
Company: ***"Health complex "Orbita"CJSC***
Field: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***137 310***
Bonus payments (RUR): ***475 282***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***612 592***

Anna M. Sadokhina
Birthday: ***1946***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***Health and resort services***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: *0,1 %*
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): *99 450*
Bonus payments (RUR): *231 495*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *530 479*

Irina P. Ukhina
Birthday: *1945*

Posts held during the last 5 years:
Period: *1993 – 1995*
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization subdepartment of the department for privatization and support of new economic patterns in communications***

Period: *1995 – 1996*
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization department of the Administration Board for work with federal property and antimonopoly regulation***

Period: *1996 – 1997*
Company: ***"Investment Communications Company " Public Joint-Stock Company***
Field: ***communications***
Post: ***Chief specialist of the Service of securities and share holdings' management***

Period: *1997–1999*
Company: ***"Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Chief of the Service of share holdings' management***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Director of the Department of Corporate Management***

Period: *1996 –2001*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –2000*
Company: *"Sevosetinelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1998 –present time*
Company: *"Yartelecom" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1998 –present time*
Company: *"Svyaz" PJSC, Komi Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1998 –present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2000 –present time*
Company: *"Murmanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Electrosvyaz" PJSC, Volgograd region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Cherepovetselectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period:*2001- present time*
Company: *"Bryansksvyazinform" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***

Bonus payments (RUR): ***25 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***25 000***

Vitali M. Yevdokimenko
Birthday: ***1949***

Posts held during the last 5 years:
Period: ***2000 –present time***
Company: ***Government of the Krasnodar Territory***
Field: ***administrative***
Post: ***Head of transport and communications department***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Anton I. Osipchuk
Birthday: ***1967***

Posts held during the last 5 years:
Period: ***1993 –1996***
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of economic department***

Period: ***1996 –1996***
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of profit-center on securities' transactions and financial-investment consulting***

Period: ***1997 –2000***
Company: ***"Telecominvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Director on Economics and Finances***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***2001 –present time***

Company: *"Rostelecom" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinform" PJSC, Nizhegorodskaya region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinform" PJSC, Samarskaya region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"PTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Georgi A. Romski
Birthday: ***1956***

Posts held during the last 5 years:
Period: ***1995 –2000***

Company: ***"Saint-Petersburg long-distance international telephone" PJSC***
Field: ***communications***
Post: ***Technical director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Field: ***communications***
Post: ***Deputy General Director***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Central Telegraph" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Electrosvyaz" PJSC, Kaliningradskaya region***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Giprosvyaz" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

22. **The issuer's individual and collective management organs and their officials.**

Individual executive organ and members of the issuer's collective executive organ:
Vladimir L. Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *General Director*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *General Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors.*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*

Post: *Vice-chairman of the Board of Directors*

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Volgograd Region***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Field: ***Communications***
Post: ***President***

Period: ***2001-present time***
Company: ***"Health complex "Orbita"CJSC***
Field: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***137 310***
Bonus payments (RUR): ***475 282***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***

Total (RUR): *612 592*

Anna M. Sadokhina
Birthday: *1946*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *First Deputy General Director*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *First Deputy General Director*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997 –present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996 –1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Health complex "Orbita" CJSC*
Field: *Health and resort services*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,1 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): ***99 450***
Bonus payments (RUR): ***231 495***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***530 479***

Leonid L. Laskavy
Birthday: ***1938***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager – Technical Director***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager – Technical Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1998-2001*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Kalmykia Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,15 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *3%*

Rewards paid during the quarter under review:
Salary (RUR): *109 350*
Bonus payments (RUR): *159 730*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *269 080*

Victor A. Kruzhkov
Birthday: *1952*

Posts held during the last 5 years:
Period: *1994 – present time*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996 – present time*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *1999 – present time*
Company: *"Avtocentre-Yug" CJSC*
Field: *car sale and repair*
Post: *Member of the Board of Directors*

Period: *1999 – present time*
Company: *"Armavir communication facilities plant" CJSC*
Field: *cable production*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Health complex "Orbita" CJSC*
Field: *resort and health services*
Post: *Member of the Board of Directors*

Period: *2001 – present time*
Company: *"Center of material and technical maintenance" CJSC*
Field: *Production*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Yugsvyazstroy" CJSC*
Field: *Construction*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board.*

Period: *2001 – present time*
Company: *"Electrosvyaz" PJSC, Astrakhan region*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,22 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): *93 600*
Bonus payments (RUR): *107 760*
Commission (RUR): *0*
Other property provisions (RUR): *0*

Total (RUR): *201 360*

Alexander P. Shipulin
Birthday: *1953*

Posts held during the last 5 years:
Period: *1994 – 1997*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for City, Rural Telephone Communications & Wired Radio***

Period: *1997 – 2001*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for External Economic Links, Marketing and Advertising***

Period: *2001 –present time*
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for External Economic Links, Marketing and Advertising***

Period: *1996 – 2001*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"Yuzhni Telecom Ltd."***
Field: ***Communications***
Post: ***Director***

Period: ***2001-present time***
Company: ***Association of the telecom operators of the Northern Caucasus.***
Field: ***Communications***
Post: ***Executive director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***0,09 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2,3 %***

Rewards paid during the quarter under review:
Salary (RUR): ***93 600***
Bonus payments (RUR): ***121 760***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***215 360***

Nina I. Ignatenko
Birthday: ***1960***

Posts held during the last 5 years:
Period: ***1994 – 1997***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Legal Consultant of General Director***

Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Head of Department of Law***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Head of Department of Law***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***

Post: *Member of the Administrative Board*

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 – present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***resort and health services***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,0007 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***40 543.2***
Bonus payments (RUR): ***58 566***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***99 109.2***

Ivan F. Ignatenko
Birthday: ***1945***

Posts held during the last 5 years:
Period: ***1994 – 1999***
Company: ***City Telephone Exchange , "Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Director***

Period:***1999– 2001***
Company: ***Krasnodar City Telecommunication Center , "Kubanelectrosvyaz " PJSC***
Field: ***Communications***
Post: ***Director, Deputy General Director of "Kubanelectrosvyaz" JSC***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director – Director of Krasnodar City Telecommunications Center***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-present time***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***

Post: *Member of the Board of Directors*

Period: *1999-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Share in the issuer's authorized capital: *0,09%*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *1 %*

Rewards paid during the quarter under review:
Salary (RUR): *70 819*
Bonus payments (RUR): *14 824*
Commission (RUR): *0*
Other property provisions (RUR): *118 109*
Total (RUR): *203 752*

Andrei A. Litvinov
Birthday: *1973*

Posts held during the last 5 years:
Period: *1996 – 1996*
Company: *"Rostolimpbank" PJSC, Rostov-on-Don*
Field: *Banking*
Post: *Economic and legal consultant*

Period:*1996– 1996*
Company: *"Donagroinvest" TOO APK*
Field: *Agroindustrial*
Post: *Manager on economics*

Period: *1996 – 1997*
Company: ***"Promradtekhbank" AB***
Field: ***Banking***
Post: ***Chief specialist of the Rostov branch of Depositary***

Period: *1997 – 2001*
Company: ***"Rostovelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Economist, head of securities department***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***69 646***
Bonus payments (RUR): ***9 585***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***79 231***

The person , acting as the issuer's individual executive organ:

23. Rewards paid to the Board of Directors'(supervisory board) members and to other officials of the issuer.

Sum total of rewards paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): ***767 193***
Bonus payments (RUR): ***1 305 848***
Commission (RUR): ***0***
Other property provisions (RUR): ***341 333***
Total (RUR): ***2 414 374***

See also items 21 and 22.

24. Information about the legal persons where the issuer has stockholdings.

Legal persons where the issuer 's share accounts for not less than 5 % of their authorized capital :

Name: *"Yugsvyazstroy" CJSC*
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Health complex "Orbita" CJSC***
Location: ***Olginka, Tuapse district, Krasnodar Region, 352840***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: *"Material and Technical Supplies Center" CJSC*
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Avtocenter-Yug " Closed Joint-Stock Company-Branch Establishment***
Location: *Novorossiysk*
Mailing address: ***48, Miskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"TeleRoss-Kubanelectrosvyaz " Closed Joint-Stock Company***
Location: ***Krasnodar***
Mailing address: ***68, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"Kuban - GSM " Closed Joint-Stock Company***
Location: ***Krasnodar***
Mailing address: ***61, Guimnazicheskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***24%***

Name: ***" Krasnodarbank " Commercial Joint-Stock Bank***
Location: ***Krasnodar***
Mailing address: ***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***

25. Stockholding in the issuer's authorized capital of all legal persons and their officials, where the issuer's share accounts for more than 5% of the authorized capital:

25.1. Name: ***"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***

Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.1.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.1.2. ***Vasili G. Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.1.3. ***Mikhail G. Baryshnikov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,000987%***

25.1.4. ***Alexander G. Georguizov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,060399%***

25.1.5. ***Vasili E. Fateev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,00803%***

25.2. Name: ***Closed Joint-Stock Company "Health complex "Orbita"***
Location: ***Olginka, Krasnodar Region***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.2.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.2.2. ***Anna M. Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.2.3. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.2.4. ***Nina I. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,0007%***

25.2.5. ***Victor S. Chaban***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,014213%***

25.3. Name: ***Closed Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.3.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.3.2. ***Vasili D. Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,017917%***

25.3.3. ***Vasili G. Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.3.4. ***Valeri I.Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.3.5. ***Alexander G. Sokolchik***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,003553%***

25.4. Name: ***Closed Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.4.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.4.2. ***Valeri I.Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.4.3. ***Stanislav L. Novakovski***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,165138%***

25.4.4. ***Nikolay V. Serguienko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,082494%***

25.4.5. ***Nikolay S. Garazha***

Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,019934%***

25.5. Name: ***Closed Joint-Stock Company "Avtocenter-Yug"***
Location: ***Novorossiysk***
Mailing address: ***48, Miskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.5.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.5.2. ***Edward S. Ilyushin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,198788%***

25.5.3. ***Sergei S.Lychak***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0 %***

25.5.4. ***Valeri M. Orlov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,045958%***

25.5.5. ***Vasili D. Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,179168%***

25.6. Name: ***Closed Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***Krasnodar***
Mailing address: ***68, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.6.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.6.2. ***Ivan F. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.3. ***Alexander P. Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.4. ***Alexander G. Kudryavtsev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.6.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.7. Name: ***Closed Joint-Stock Company "Kuban-GSM"***
Location: ***Krasnodar***
Mailing address: ***61, Guimnazicheskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***24 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.7.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.7.2. ***Ivan F. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.3. ***Alexander P. Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.4. ***Anna M. Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.7.5. ***Leonid L. Laskavi***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,15%***

25.7.6. ***Alexander V. Apalko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,05%***

25.8. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Mailing address: ***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.8.1. ***Alexander V. Pugachev***
Function: ***Sole executive authority***
Share in the issuer's charter capital: ***0%***

26. Other issuer's affiliated persons:
26.1 Name: *"Svyazinform" OAO, Chelyabinsk Region*
Location: ***Mira Str., Tryokhgorny, Chelyabinsk Region, 456236***
Mailing address:***161, Kirova St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.2 Name: *"Artelecom"AO, Arkhangelsk Region*
Location: ***45, Troitski pr., Arkhangelsk, 163061***
Mailing address: ***45, Troitski pr., Arkhangelsk, 163061***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.3 Name: *"Electrosvyaz"AO, Vologodskaya Region*
Location: ***4, Sovetski pr., Vologda, 160035***
Mailing address: ***4, Sovetski pr., Vologda, 160035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.4 Name: *"Cherepovetselectrosvyaz"AO*
Location: ***12, Komsomolskaya St., Cherepovets, 162600***
Mailing address: : ***12, Komsomolskaya St., Cherepovets, 162600***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.5 Name: *"Murmanelectrosvyaz"AO*
Location: ***82-A, Lenin St., Murmansk, 183038***
Mailing address: ***82-A, Lenin St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.6 Name: *"Electrosvyaz"AO, Karelia Republic*
Location: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
Mailing address: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.7 Name: *"Lensvyaz"OAO*
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Mailing address: ***61, B.Morskaya St., St.Petersburg, 190000***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.8 Name: *"Novgorodtelecom"OAO*
Location: ***2, B.Dvortsovaya St., Novgorod, 173000***
Mailing address: ***2, B.Dvortsovaya St., Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital:***none***
The affiliated person's share in the issuer's authorized capital:***none***

26.9 Name: *"Electrosvyaz"OAO, Pskovskaya Region*

Location: ***5, Oktyabrski pr., Pskov, 180000***
Mailing address: ***5, Oktyabrski pr., Pskov, 180000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.10 Name: "***Bryansksvyazinform" OAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.11 Name: "***Electrosvyaz"OAO, Vladimirskaya Region***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.12 Name: "***Ivtelecom"OAO***
Location: ***17, Lenin St., Ivanovo, 153000***
Mailing address: ***17, Lenin St., Ivanovo, 153000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.13 Name: "***Electrosvyaz"OAO, Tverskaya Region***
Location: ***24, Novotorzhskaya St., Tver, 170000***
Mailing address: ***24, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.14 Name: "***Electrosvyaz"OAO, Kaluzhskaya Region***
Location: ***38, Teatralnaya St., Kaluga, 248 600***
Mailing address: ***38, Teatralnaya St., Kaluga, 248 600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.15 Name: "***Electrosvyaz"OAO, Kostromskaya Region***
Location: ***1, Podlipaeva St., Kostroma, 156601***
Mailing address: ***1, Podlipaeva St., Kostroma, 156601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.16 Name: "***Central Telecommunications Company"OAO***
Location: ***6/2, Degtyarni per., Moscow, 103375***
Mailing address: ***6/2, Degtyarni per., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.17 Name: "***Central Telegraph"OAO***
Location: ***7, Tverskaya St., Moscow, 103375***
Mailing address: ***7, Tverskaya St., Moscow, 103375***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.18 Name: ***"Electrosvyaz"OAO, Orlovskaya Region***
Location: ***43, Lenin St., Oryol, 302000***
Mailing address: ***43, Lenin St., Oryol, 302000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.19 Name: ***"Electrosvyaz"OAO, Ryazanskaya Region***
Location: ***49, Pochtovaya St., Ryazan, 390000***
Mailing address: ***49, Pochtovaya St., Ryazan, 390000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.20 Name: ***"Smolensksvyazinform"OAO***
Location: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
Mailing address: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.21 Name: ***"Yartelecom"OAO***
Location: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
Mailing address: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.22 Name: ***"Svyazinform"OAO, Nizhegorodskaya Region***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Mailing address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.23 Name: ***"Kirovelectrosvyaz"OAO***
Location: ***43/1, Drelevskogo St., Kirov,610000***
Mailing address: ***43/1, Drelevskogo St., Kirov,610000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.24 Name: ***"Martelcom"OAO, Mariy-El Republic***
Location: ***138, Sovetskaya St., Yoshkar-Ola, 424000***
Mailing address: : ***138, Sovetskaya St., Yoshkar-Ola, 424000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.25 Name: ***"Svyazinform"OAO, Mordovia Region***
Location: ***13, Bolshevistskaya St., Saransk,430000***
Mailing address: ***13, Bolshevistskaya St., Saransk,430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.26 Name: "*Svyazinform"OAO, Chuvashskaya Republic*
Location: ***2, Lenin pr., Cheboksary, 428000***
Mailing address: ***2, Lenin pr., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.27 Name: "*Belgorodelectrosvyaz"OAO*
Location: ***3, Revolutsii pl., Belgorod, 308800***
Mailing address: ***3, Revolutsii pl., Belgorod, 308800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.28 Name: "*Voronezhsvyazinform"OAO*
Location: ***35, Revolutsii pr., Voronezh, 394000***
Mailing address: ***35, Revolutsii pr., Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.29 Name: "*Electrosvyaz"OAO, Kurskaya Region*
Location: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
Mailing address: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.30 Name: "*Lipetskelectrosvyaz"OAO*
Location: ***2, Zegelya St., Lipetsk, 398000***
Mailing address: ***2, Zegelya St., Lipetsk, 398000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.31 Name: "*Tambovskaya electrosvyaz"OAO*
Location: ***2B, Antonova-Ovseenko St., Tambov, 392002***
Mailing address: ***114, Sovetskaya St., Tambov, 392002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.32 Name: " *Svyazinform"OAO, Astrakhanskaya Region*
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Mailing address: ***7/8, Teatralny per., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.33 Name: " *Electrosvyaz"OAO, Volgogradskaya Region*
Location: ***9, Mira St., Volgograd, 400066***
Mailing address: ***9, Mira St., Volgograd, 400066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.34 Name: " *Svyazinform"OAO, Samarskaya Region*

Location: ***24, Leningradskaya St., Samara, 443099***
Mailing address: ***24, Leningradskaya St., Samara, 443099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.35 Name: "***Svyazinform"AO, Penzenskaya Region***
Location: ***1/3, Kuprina St., Penza, 440606***
Mailing address: ***1/3, Kuprina St., Penza, 440606***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.36 Name: "***Saratovelectrosvyaz"OAO***
Location: ***40, Kisilyova St., Saratov, 410600***
Mailing address: ***124, Pervomayskaya St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.37 Name: "***Electrosvyaz"OAO, Ulyanovskaya Region***
Location: ***60, L.Tolstoy St., Ulyanovsk, 432601***
Mailing address: ***60, L.Tolstoy St., Ulyanovsk, 432601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.38 Name: "***Electrosvyaz"OAO, Kalmykia Republic***
Location: ***255, Lenin St., Elista, 358000***
Mailing address: ***255, Lenin St., Elista, 358000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.39 Name: "***Electrosvyaz"OAO, Adygeya Republic***
Location: ***18, Gogolya St., Maykop, 352700***
Mailing address: ***18, Gogolya St., Maykop, 352700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.40 Name: "***Electrosvyaz"OAO, Stavropol Territory***
Location: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
Mailing address: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.41 Name: "***Karachaevo-Cherkesskelectrosvyaz"OAO***
Location: ***17,Soyuzny per., Cherkessk, 357100***
Mailing address: ***17,Soyuzny per., Cherkessk, 357100***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.42 Name: "***Dagsvyazinform"OAO***
Location: ***3, Lenin Pl., Makhachkala, 367012***
Mailing address: ***3, Lenin Pl., Makhachkala, 367012***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.43 Name: " ***Kabardino-Balkarskie telecommunications"OAO***
Location: ***14, Shogentsukova pr., Nalchik, 360051***
Mailing address: ***14, Shogentsukova pr., Nalchik, 360051***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.44 Name: " ***Sevosetinelectrosvyaz"OAO***
Location: ***8-A, Butyrina St., Vladikavkaz, 362000***
Mailing address: ***8-A, Butyrina St., Vladikavkaz, 362000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.45 Name: " ***Electrosvyaz"OAO, Kurganskaya Region***
Location: ***44, Gogol St., Kurgan, 640000***
Mailing address: ***44, Gogol St., Kurgan, 640000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.46 Name: " ***Electrosvyaz"OAO, Orenburg Region***
Location: ***11, Volodarskogo St., Orenburg, 460000***
Mailing address: ***11, Volodarskogo St., Orenburg, 460000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.47 Name: " ***Uralsvyazinform"OAO, Permskaya Region***
Location: ***68, Lenin St., Perm, 614096***
Mailing address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.48 Name: " ***Uraltelecom"OAO, Sverdlovskaya Region***
Location: ***134b, Lunacharskogo St., Ekaterinburg, 620110***
Mailing address: : ***134b, Lunacharskogo St., Ekaterinburg, 620110***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.49 Name: " ***Udmurttelecom"OAO***
Location: ***278, Pushkinskaya St., Izhevsk, 426000***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.50 Name: " ***Altaytelecom"OAO***
Location: ***54, Lenin pr., Barnaul, 656099***
Mailing address: ***54, Lenin pr., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.51 Name: " ***Electrosvyaz" OAO, Altay Republic***
Location: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
Mailing address: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.52 Name: " ***Electrosvyaz"OAO, Kemerovskaya Region***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.53 Name: " ***Electrosvyaz"OAO, Novosibirskaya Region***
Location: ***5, Lenin St., Novosibirsk, 630099***
Mailing address: ***5, Lenin St., Novosibirsk, 630099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.54 Name: " ***Electrosvyaz"OAO, Omskaya Region***
Location: ***36, Gagarina St., Omsk, 644099***
Mailing address: ***36, Gagarina St., Omsk, 644099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.55 Name: " ***Tomsktelecom"OAO***
Location: ***21, Krylova St., Tomsk, 634050***
Mailing address: ***21, Krylova St., Tomsk, 634050***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.56 Name: " ***Tyumentelecom"OAO***
Location: ***56, Respubliki St., Tyumen, 625000***
Mailing address: ***56, Respubliki St., Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.57 Name: " ***Khanty-Mansiyskokrtelecom"OAO***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626608***
Mailing address: ***3, Kominterna St., Khanty-Mansiysk, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.58 Name: " ***Yamalelectrosvyaz" OAO***
Location: ***2, Matrosova St., Salikhard, 626608***
Mailing address: ***2, Matrosova St., Salikhard, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.59 Name: " ***Electrosvyaz"OAO, Krasnoyarsk Territory***

Location: ***102, Mira pr., Krasnoyarsk, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.60 Name: " ***Electrosvyaz" OAO, Khakasia Republic***
Location: ***20, Schetinkina St., Abakan, 662600***
Mailing address: ***20, Schetinkina St., Abakan, 662600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.61 Name: " ***Electrosvyaz"OAO, Irkutskaya Region***
Location: ***37, Sverdlova St., Irkutsk, 664011***
Mailing address: ***37, Sverdlova St., Irkutsk, 664011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.62 Name: " ***Electrosvyaz"OAO, Chitinskaya Region***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.63 Name: " ***Electrosvyaz"OAO, Buryatia Republic***
Location: ***61, Lenin St., Ulan-Ude, 670000***
Mailing address: ***61, Lenin St., Ulan-Ude, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.64 Name: " ***Electrosvyaz"OAO, Primorski Territory***
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Mailing address: ***57, Svetlanskaya St., Vladivostok, 690600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.65 Name: " ***Electrosvyaz"OAO, Khabarovsk Territory***
Location: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
Mailing address: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.66 Name: " ***Telephone-telegraph company"OAO, Jewish autonomous Region***
Location: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
Mailing address: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.67 Name: " ***Amursvyaz"OAO***
Location: ***159, Gorkogo St., Blagoveschensk, 675011***
Mailing address: ***159, Gorkogo St., Blagoveschensk, 675011***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.68 Name: " ***Kamchatsvyazinform"OAO***
Location: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
Mailing address: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.69 Name: " ***Magadansvyazinform"OAO***
Location: ***2a, Lenin St., Magadan, 685000***
Mailing address: ***2a, Lenin St., Magadan, 685000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.70 Name: " ***Sakhalinelectrosvyaz"OAO***
Location: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
Mailing address: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.71 Name: " ***Electrosvyaz"OAO, Kaliningradskaya Region***
Location: ***24, Bolnichnaya St., Kaliningrad, 236040***
Mailing address: ***24, Bolnichnaya St., Kaliningrad, 236040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.72 Name: " ***Rostelecom" OAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***5, Delegatskaya St., Moscow, 103091***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.73 Name: " ***Giprosvyaz"OAO***
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Mailing address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.74 Name: " ***Tulatelecom"OAO***
Location: ***33, Lenin pr., Tula, 300000***
Mailing address: ***33, Lenin pr., Tula, 300000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.75 Name: " ***Mobile telecommunications"ZAO***
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Mailing address: ***55/2, Plyuschikha St., Moscow, 119121***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.76 Name: " ***Peterburgskaya telephonaya set"OAO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.77 Name: " ***RusLizingSvyaz"ZAO***
Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Mailing address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.78 Name: " ***Kostars"AOZT SK***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Mailing address: ***15a, Kalanchevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.79 Name: " ***Altayskaya investitsionnaya company " AL-TINCOM"ZAO***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Mailing address: ***96, Paparanintsev St., Barnaul, 656049***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.80 Name: " ***Altel"ZAO***
Location: ***54-B,Lenin pr., Barnaul, 656 099***
Mailing address: ***54-B,Lenin pr., Barnaul, 656 099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.81 Name: " ***Baikalvestcom"ZAO***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Mailing address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.82 Name: " ***BRIZ"ZAO Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Mailing address: ***17-1, Starokonyushenny per., Moscow, 121002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.83 Name: " ***Bryanskie sotovye seti"ZAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.84 Name: " ***Vologodskaya sotovaya svyaz"ZAO***

Location: ***109, Zosimovskaya St., Vologda, 160009***
Mailing address: ***109, Zosimovskaya St., Vologda, 160009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.85 Name: " ***BCNET"ZAO***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Mailing address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.86 Name: " ***Globalstar Cosmicheskie telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Mailing address: 5, ***3/25, Sytinski per., Moscow, 103104***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.87 Name: " ***Dag.TV-inform"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***3, Lenin pr., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.88 Name: " ***Dagestanskaya sotovaya svyaz"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***7, Oscara St., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.89 Name: " ***Delta-Telecom"ZAO***
Location: ***22, B.Morskaya St.,St.Petersburg, 191186***
Mailing address: ***22, B.Morskaya St.,St.Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.90 Name: " ***Yeniseitelecom"ZAO***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.91 Name: " ***Engineer center" ZAO***
Location: ***16, Kazakova St., Moscow, 103064***
Mailing address: ***16, Kazakova St., Moscow, 103064***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.92 Name: " ***Interelectrosvyaz"ZAO***

Location: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
Mailing address: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.93 Name: "***Infinvest"ZAO***
Location: ***32, Gagarin b., Perm, 614070***
Mailing address: ***54, Stakhanovskaya St., Perm, 614066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.94 Name: "***Istok i C"ZAO***
Location: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
Mailing address: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.95 Name: "***Kaluzhskaya sotovaya svyaz"ZAO***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Mailing address: ***85/2, Nikitina St., Kaluga, 248003***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.96 Name: "***Kedr RMS"ZAO***
Location: ***61, Sovetski pr., Kemerovo, 90 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 90 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.97 Name: "***Lakhdenpokhski telephone"ZAO***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Mailing address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.98 Name: "***Narodny Telephone Saratov"ZAO***
Location: ***40, Kiseleva St., Saratov, 410600***
Mailing address: ***40, Kiseleva St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.99 Name: "***Novgorod Deitacom"ZAO***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Mailing address: ***20, Mikhaylova St.,Velikiy Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.100 Name: "***Orenburg GSM"ZAO***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Mailing address: ***mail box 2153, Orenburg, Russia, 460052***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.101 Name: "***Permtelecom"ZAO***
Location: ***45, Podlesnaya St., Perm, 614000***
Mailing address: ***45, Podlesnaya St., Perm, 614000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.102 Name: "***Pulse Radio Yoshkar-Ola"ZAO***
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Mailing address: ***138, Sovetskaya St., Yoshkar-Ola***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.103 Name: "***ROSPAK"ZAO***
Location: ***2a, Bryusov per., Moscow, 103009***
Mailing address: ***2a, Bryusov per., Moscow, 103009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.104 Name: "***RTK-I"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.105 Name: "***RTK-Center"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.106 Name: "***Svyazinformkomplekt""ZAO***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Mailing address: ***4A, Darvin St., Chelyabinsk, 454087***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.107 Name: "***Svyazproject"ZAO***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
Mailing address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.108 Name: "***Sotovaya svyaz Mordovii"ZAO***
Location: ***Saransk, Mordovia Republic, Russia***
Mailing address: ***13, Bolshevistskaya St., Saransk, Russia, 430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.109 Name: " ***Telebarents"ZAO***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Mailing address: ***37, Parkovaya St., Petrozavodsk, 185014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.110 Name: " ***Telecom-Alania"ZAO***
Location: ***47, Kirova St., Vladikavkaz, 362040 RSO-A***
Mailing address: ***6, Gugkaeva St., Vladikabkaz, 362040 RSO-A***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.111 Name: " ***Ulyanovsk-GSM"ZAO***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Mailing address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.112 Name: " ***Usolski telephone"ZAO***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
Mailing address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.113 Name: " ***FK-svyaz"ZAO***
Location: ***14, Volgogradski pr., Moscow, 109316***
Mailing address: ***14, Volgogradski pr., Moscow, 109316***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.114 Name: ***"Center vnedrenia specializirovannyh system"ZAO***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Mailing address: ***161, Kirova St., Chelyabinsk, 454005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.115 Name: ***"Digital telecommunications"ZAO***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Mailing address: ***20a, Gagarin St., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.116 Name: " ***Yuzhno-Sibirskaya Sotovaya svyaz"ZAO***
Location: ***13, Severo-Zapadnaya St., Barnaul***
Mailing address: ***13, Severo-Zapadnaya St., Barnaul***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.117 Name: " ***Sotovaya svyaz Birobidzhana"ZAO***

Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
Mailing address: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.118 Name: " ***TyumenRuscom"ZAO***
Location: ***56, Malygina St., Tyumen, Russia, 625048***
Mailing address: ***56, Malygina St., Tyumen, Russia, 625048***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.119 Name: " ***Svyazist"Non-state superannuation fund***
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Mailing address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.120 Name: " ***Region-Svyaz"NPF***
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426008***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.121 Name: " ***AK- Mobiltelecom"OAO***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Mailing address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.122 Name: " ***Alternativnye tefonnye seti"OAO***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Mailing address: ***22, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.123 Name: " ***Russki acceptny bank"CB***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.124 Name: " ***NGTS-Page' OAO***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Mailing address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.125 Name: " ***Rinet"OAO***
Location: ***86, Kirova St., Novosibirsk, 630102***
Mailing address: ***1, Trudovaya St., Novosibirsk 99***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.126 Name: " ***SKET"OAO***
Location: ***4, Tukhachevskogo St., Stavropol, 355040***
Mailing address: ***4, Tukhachevskogo St., Stavropol, 355040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.127 Name: " ***Stavtelecom"OAO***
Location: ***10/12,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
Mailing address: ***mail box 15/85, 23,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.128 Name: " ***Stromgeomash"OAO***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Mailing address: ***35, promzona Lazurnaya, Tver, 170017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.129 Name: " ***Telecom" OAO Ryazanskaya Region***
Location: ***36, Svobody St., Ryazan, 390006***
Mailing address: ***36, Svobody St., Ryazan, 390006***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.130 Name: " ***AMT" OOO***
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Mailing address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.131 Name: " ***Bona" OOO***
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.132 Name: " ***VladPage" OOO***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.133 Name: " ***Vladimirski taxofon" OOO***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Mailing address: ***32"B", Stroiteley pr., Vladimir, 600014***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.134 Name: " ***Vyatskaya sotovaya svyaz" OOO***
Location: ***Uralskaya St., Kirov***
Mailing address: ***Uralskaya St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.135 Name: " ***Informtek" OOO***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Mailing address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.136 Name: " ***Mobil-Com" OOO***
Location: ***17, Mira St., Vladimir, 600017***
Mailing address: ***17, Mira St., Vladimir, 600017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.137 Name: " ***Pagetelecom" OOO***
Location: ***6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627***
Mailing address: ***6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.138 Name: " ***Vyatka page" OOO***
Location: ***1, Uralskaya St., Kirov***
Mailing address: ***115, Oktyabrski pr., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.139 Name: " ***Perminform" OOO***
Location: ***2, Krupskoy St., Perm, 614060***
Mailing address: ***2, Krupskoy St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.140 Name: " ***Policomp" OOO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.141 Name: " ***Radio-Rezonans" OOO***
Location: ***8, Okski syezd, N.Novgorod, 603022***
Mailing address: ***8, Okski syezd, N.Novgorod, 603022***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.142 Name: " *Sevtelecom" OOO*
Location: ***27, Leningradskaya St., Murmansk, 183038***
Mailing address: ***27, Leningradskaya St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.143 Name: " ***Telecom-Stroy" OOO***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Mailing address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.144 Name: " ***Telecom-Terminal" OOO***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Mailing address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.145 Name: " ***Tomsktelecom-Nicola Tesla" OOO***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Mailing address: ***1, Makrushina St., Tomsk, Russia 634040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.146 Name: " ***Torgovy dom "Electrosvyaz" OOO***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.147 Name: " ***Torgovy dom svyazi" OOO***
Location: ***8, Gagarin St., Ekaterinburg, 620026***
Mailing address: ***8, Gagarin St., Ekaterinburg, 620026***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.148 Name: " ***Torgsvyaz" OOO***
Location: ***129/a, Lenin St., Kirov***
Mailing address: ***129/a, Lenin St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.149 Name: " ***Tyumentelecom-Invest" OOO***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Mailing address: ***56, Respubliki St., Tyumen, Russia, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.150 Name: " ***Udmurtskie sotovye seti-450" OOO***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***

Mailing address: ***206, Pushkinskaya St., Izhevsk, 426034***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.151 Name: " ***UralInformTV" OOO***
Location: ***2, Krupskoi St., Perm, 614060***
Mailing address: ***2, Krupskoi St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.152 Name: " ***Centrum" OOO***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Mailing address: ***22, Antikaynena St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.153 Name: " ***Rostinform" Scientific and production center OOO***
Location: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
Mailing address: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.154 Name: " ***Izhcom" Russian-American SP OOO***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Mailing address: ***206, Karl Marx St., Izhevsk, 426057***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.155 Name: " ***ROS" CHOP OOO***
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Mailing address: ***30, Dzerzhinskogo St., Penza, 440062***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.156 Name: " ***Rostelecom-bezopasnost" CHOP OOO***
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Mailing address: ***2/2, Deguninskaya St., Moscow, 127486***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.157 Name: " ***Teleport Ivanovo" (TPI) TOO***
Location: ***90, Tashkentskaya St., Ivanovo, 153032, RF***
Mailing address: ***90, Tashkentskaya St., Ivanovo, 153032, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

27. The issuer's stockholding in the authorized capital of legal persons– affiliated persons.
See items 24, 25, 26.

28. Stockholding of the issuer's affiliated persons, their founders and officials in the issuer's authorized capital:
See items 24, 25, 26.

29. Owners of 5% and more of voting shares in the issuer's highest management organ.

Name: ***"Investment Communications Company" PJSC***
Share: ***50,67 %***

Name: ***"Bank Credit Swiss First Boston JSC " (nominal holder)***
Share: ***13,36 %***

Name: ***"Chase Manhattan Bank International" (nominal holder)***
Share: ***5,86 %***

30. The issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.
Organization: ***North-Caucasian Regional Association of Telecommunication Operators***
The issuer's place and functions in the organization: ***Participant***

31. The issuer's branches and agencies.

Name: ***Anapa Joint District Communications Center***
Location: ***Anapa***
Mailing address: ***111, Novorossiyskaya St., Anapa***
Director: ***Vladimir V. Smaglyuk***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Armavir Joint Communications Center***
Location: ***Armavir***
Mailing address:***91, Lenin St., Armavir***
Director: ***Nickolay N. Mikhaylichenko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Yeisk Joint Communications Center***
Location: ***Yeisk***
Mailing address:***45, Schshorsa St., Yeisk***
Director: ***Vladimir I. Sokur***
Date of inauguration: ***20.04.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kropotkin Joint Communications Center***
Location: ***Kropotkin***
Mailing address:***102, Krasnaya St., Kropotkin***
Director: ***Victor M. Yefanov***

Date of inauguration:*01.03.1999*
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krymsk Joint Communications Center***
Location: ***Krymsk***
Mailing address:***37, Sineva St., Krymsk***
Director: ***Sergei A. Kashkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kurganinsk Communications Center***
Location: ***Kurganinsk***
Mailing address:***24, Lenin St., Kurganinsk***
Director: ***Mikhail G. Barishnikov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Novorossiysk Joint Communications Center***
Location: ***Novorossiysk***
Mailing address:***36, Sovetov St., Novorossiysk***
Director: ***Edward S. Ilyushin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Pavlovskaya Communications Center***
Location: ***Pavlovskaya***
Mailing address:***294, Gorkogo St., Pavlovskaya***
Director: ***Anatoly A. Kornov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Sochielectrosvyaz"***
Location: ***Sochi***
Mailing address:***1/2, Vorovskogo St., Sochi***
Director: ***Alexander V. Apalko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Joint Communications Center***
Location: ***Tikhoretsk***
Mailing address:***24-a, Oktyabrskaya St., Tikhoretsk***
Director: ***Svetlana V. Korotenko***
Date of inauguration: ***1.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tuapse Joint Communications Center***
Location: ***Tuapse***
Mailing address:***9, K.Marx St., Tuapse***
Director: ***Zakhar K. Avedisyan***
Date of inauguration: ***20.05.1994***

Letter of attorney is valid till: ***31.12.2001***

Name: ***Kubansvyazservice***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Galina I. Skidanova***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Operational and Technical Communications Center***
Location: ***Krasnodar***
Mailing address:***49, Kutuzova St., Krasnodar***
Director: ***Vitali I. Kondratyev***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Operational and Technical Communications Center***
Location: ***Tikhoretsk***
Mailing address:***365, Leningradskaya St., Tikhoretsk***
Director: ***Sergei S. Musienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Motor-Transport Depot***
Location: ***Krasnodar***
Mailing address:***152, Garazhnaya St., Krasnodar***
Director: ***Sergei S. Lychak***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Training & Commercial Center for Telecommunications and Informatics***
Location: ***Krasnodar***
Mailing address:***1, Industrialnaya St., Krasnodar***
Director: ***Yuri N. Belov***
Date of inauguration:***01.10.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Kubantaksofon"***
Location: ***Krasnodar***
Mailing address:***12, Klubnaya St., Krasnodar***
Director: ***Alexander G. Sokolchik***
Date of inauguration: ***29.12.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Timashevsk Joint Communications Center***
Location: ***Timashevsk***
Mailing address:***179, Krasnaya St., Timashevsk***
Director: ***Stanislav L. Novokovsky***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar City Telecommunications Center***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Ivan F. Ignatenko***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Dinskaya District Communications Center***
Location: ***Dinskaya***
Mailing address:***47, Krasnaya St., Dinskaya***
Director: ***Vladimir B. Zubov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Korenovsk Joint Communications Center***
Location: ***Korenovsk***
Mailing address:***209-a, K.Marx St., Korenovsk***
Director: ***Valery V. Fomkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kanevskiy Joint Communications Center***
Location: ***Kanevskaya***
Mailing address:***96, Nesterenko St., Kanevskaya***
Director: ***Nickolay V. Serguienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Center of New Technologies***
Location: ***Krasnodar***
Mailing address:***40, Komsomolskaya St., Krasnodar***
Director: ***Konstantin V. Yunov***
Date of inauguration: ***1.01.2000***
Letter of attorney is valid till: ***31.12.2001***

32. The issuer's employees number.
Average number of the issuer's employees including those , working at its branches and agencies, for the period under review: ***11 606***

33.Description of the issuer's basic activities.

Till 1992 the sphere of telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:

- *establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;*
- *radio and television broadcasting centers not subject to privatization.*

Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares. To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian Federation № 1225-p of September,01,1995, the open joint-stock company "Investment communications company"(OAO"Svyazinvest") was established.
OAO "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OAO "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.
Modern structure of OAO "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OAO "Svyazinvest" were summed up. The company "Mustcom Limited won the auction for 25% of OAO "Svyazinvest" for 1.875 billion dollars USA.
The company "Mustcom Limited" was established by the Cyprus-based company AFCI Cyprus that in its turn had been established by the group ONEXIM-MFK, George Soros, investment company "Renaissance-Capital" and by investment banks "Deutsche Morgan Grenfell" and "Morgan Stanley".
Currently holding OAO "Svyazinvest" incorporates 79 regional telecom operators and OAO 'Rostelecom", the national domestic long-distance and international operator. The holding company's subsidiaries operate public telephone networks which installed capacity is over 27 million telephone lines, they provide services for more than 90% of the country's population. Over 400 thousand people work at the holding subsidiaries. Gross profit in 2000 constituted 72.4 billion rubles or more than 2.5 billion dollars USA. Today Svyazinvest is the largest telecommunication holding in Russia. However, one of its strategic directions is strengthening of competitiveness and further development on the basis of modern infrastructure. The task is to ensure balanced development of each element of the infrastructure, each telecom operator in favor of all subsidiaries. The task of permanent improvement of traditional services and broadening of the spectrum of new services also remains urgent. First of all, it is provision of services based on intelligent networks and data networks.
Public Joint-stock company "Kubanelectrosvyaz" was registered by the Decree of the Head of Krasnodar Administration №396 of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory which covers the area of 76 thousand square kilometers with population of more than 5 million people.
"Kubanelectrosvyaz" PJSC is a participant of the Association of telecom operators of the North Caucasus in which it enjoys rights and performs duties in accordance with the Association Charter. The Company General Director is elected the President of the Association.
The Krasnodar Territory is the most southern region of Russia. Over 5 million people live there including 54% - in cities and 46% - in the countryside. The

average density of population in the Krasnodar Territory is 66,7 persons per 1 square kilometer, that exceeds the average one in Russia by 8 times. The Krasnodar Territory has great population and working potential. It can be considered a region with high density of population but having reserves for further development {especially in rural areas).
The basic economic potential of the Krasnodar region consists of agroindustrial complex (one of the largest in Russia), fuel and energy complex (petroleum and petroleum-refining industries, gas and electroenergetic industries), machinery construction, instrument-making, chemical and light industry, health resort and rehabilitation complex, forestry, woodworking and furniture industry, developed transport infrastructure (sea-ports in Novorossiysk, Yeysk, Temruk, port Kavkaz; airports in Krasnodar, Anapa, Sochi; network of railway roads and pipelines), monetary system, numerous scientific and research institutions and developing market structures.
Agroindustrial complex of the Krasnodar Territory is the largest in Russia producer and supplier of agricultural products and raw materials with developed network of processing, storage and trade. This complex determines to a great extent the Krasnodar Territory economy, employment rate and standard of people's well-being. Diversified industry including over 700 large and medium-size enterprises, joint-stock companies and limited partnerships for the most part, and 3 thousand enterprises of small-scale business, plays an important part in Kuban economy. Processing industries dominate in the structure of industrial production, constituting 40% of aggregate output. At present Kuban has 16 sugar-refineries, 24 tinned food factories, 43 dairy and 23 meat-processing factories, 7 oil and butter factories, 42 multi-activity enterprises of food industry. 2 tea and 2 tobacco factories, 51 specialised wine-growing farms including 34 ones with primary product processing, 11 wineries, 4 distilleries, 24 bakeries, over 1000 small-scale manufactories in subsidiaries of agricultural and industrial enterprises. About 30% of the industrial products are produced by fuel and energy complex. Kuban is the motherland of domestic oil industry. There are two petroleum-refining and one gas-transferring plants in the Krasnodar Territory. Oil extraction doesn't exceed 1.7 mln tons per year, but total volume of oil refining amounts to 4.3 mln tons. Metal-working and engineering industries are represented by more than 100 enterprises producing wood-working and metal-cutting machines, equipment and means of automation, various agricultural machines and equipment with spare parts, electric motors, pumps, oil field and geological survey equipment, compressors, refrigerating machines, production for railway transport, domestic equipment and other products. Largest enterprises in this sphere are located in Krasnodar, Armavir, Tikhoretsk, Novorossiysk, Yeysk, Kropotkin. Most of them have self-contained technological cycle of production output. Capital construction is developing in the Krasnodar Territory, over 400 of big and medium-size contractors and over 4 000 of small-scale ones work in this sphere. Transport of the Krasnodar Territory is represented by large and complicate complex of railway lines, motor roads, canal tracks, railway stations, ports, berths, airports and other objects. Diversified structure of this complex makes it possible to combine and interchange methods of passengers and goods delivery to the Krasnodar Territory. Transport junctions in the Black and Azov seaside are of especial importance. Strong monetary system of the Territory is represented by 40 branches of Sberbank of the Russian Federation with agencies and subsidiaries. Joint ventures are being actively established. About 700 enterprises with foreign investments exceeding 160

mln. dollars USA are registered in the Krasnodar Territory. The most active investors are businessmen from Germany, USA and Turkey. We note a 7,9%-gain of attracted investments.
In spring 2001 with a view to reform the whole Russian telecommunications sector Ministry of Communication of RF approved the resolution on reorganization of Svyazinvest holding structure based on consolidation of regional telecom companies and improvement of corporate management system.
According to the program of consolidation of Svyazinvest subsidiary companies, 10 telecom operators in the Southern Federal District will be reorganized:
JSC "Kubanelectrosvyaz"
JSC "Elektrosvyaz" of Adygueya Republic
JSC "Elektrosvyaz" of Stavropol Territory
JSC "Karachaevo-Cherkesskelektrosvyaz"
JSC "Sevosetinelektrosvyaz"
JSC "KabBalktelecom"
JSC "Elektrosvyaz" of Kalmykia Republic
JSC "Volgogrdelektrosvyaz"
JSC "Elektrosvyaz" of Rostov Region
JSC "Elektrosvyaz" of Astrakhan Region

The companies' reorganization will be realized in the form of joining to "Kubanelectrosvyaz" PJSC. ZAO "Renaissance Capital" will be their financial consultant.
The Annual General shareholders' meeting held on May,30,2001 adopted the resolution on renaming "Kubanelectrosvyaz" PJSC into PJSC "UTK". This fact was registered by the Registration Chamber of the Krasnodar Administration on June,28,2001. PJSC "UTK" provides its users with local, long-distance and international telephone calls, document communications, data transmission and telematic services, wired radio, cellular and paging communications, lease of channels. PJSC "UTK" is a natural monopoly in the sphere of telecommunications in the Krasnodar Territory providing users with more than 90% of telecom services. Other telecom operators of the Krasnodar Territory have switching exchanges for less than 10 thousand lines.
The Company incorporates 23 branch establishments including 16 united, district and 2 operational and technical communication centers, Krasnodar motor-transport depot, Training and commercial center for telecommunications and informatics, Center of New Technologies, "Kubantaxofon" and "Kubansvyazservice". Besides, PJSC "UTK" is a principle shareholder in several companies such as "Kuban-GSM" CJSC developing cellular network, "Armavir communication facilities plant" CJSC producing fiber-optic cables for the needs of the Krasnodar Territory and other regions of Russia, "Avtocenter-Yug"-a center of technical maintenance of "Mersedes" cars, CJSC "Health complex "Orbita", providing telecommunication workers with comfortable rest, CJSC "Yugsvyazstroy" and CJSC "CMTO".

Development strategy of PJSC "UTK" consists in realization of the following tasks:

- *Optimization of the Company's management structures;*
- *Change of the Company's financial model;*
- *Creation of the network management center;*

- *Development of the quality control system and certification of provided telecom services;*
- *Introduction of SS-7 signaling system into the regional networks;*
- *Integration of telephone and data transfer networks:*
  - *Telephony;*
  - *Internet;*
  - *Frame Relay;*
  - *IP-telephony;*
  - *ATM;*
  - *ISDN*

- *Active promotion of additional and intellectual services;*
- *Modernization and further development of local, zonal and long-distance communication lines;*
- *Extension of service area of GSM-standard cellular services provided, improvement of their quality ;*
- *Improvement of work with customers, active advertising campaign.*

Key activity of priority importance for the issuer:
providing telecom services
Share in total income (tariff income), percent:
1998 – 87.9
1999 – 87
2000 – 87.9

Key services and their share in total income:
Service: long-distance and international telephone calls
Share in tariff income, percent:
1998 – 57.1
1999 – 60.6
2000 – 58.4
Service: local telephone calls
Share in tariff income, percent:
1998 – 35.4
1999 – 33
2000 – 35

Sources of primary products, materials, services.

Equipment	*Main suppliers*
EWSD	*"Siemens AG" (Germany)*
AXE-10	*"Ericsson" (Sweden)*
S-12	*"Alcatel Telecom" (Belgium)*
SI-2000	*"IskraTel" (Slovenia), IskraUralTel (joint venture, Ekaterinburg)*

Main suppliers of transmission systems and fiber-optic cables:
- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.
The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.

The issuer's suppliers delivering more than 10% of all inventory holdings -none.
Imports constitute 70% of total issuer's contractual deliveries.
Outlook for availability of these delivery resources : stable
Possible negative factors that can affect the issuer's services market:

- decline in solvent demand level in case of devaluation of the ruble
- keen competition

Activity practice with respect to reserves.
PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets. To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	6 months of 2000	6 months 2001
1. Proceeds	958 647 thousand rubles	1 143 758 thousand rubles
2. Turnover ratio of reserves	5.9	6

Calculations are made for a half-year period.

The issuer's service market: users giving more than 10% of sales proceeds– none.
Structure of consumer's market: population – 56.8%, commercial organizations – 36.3%, budget-based organizations – 6.9%.

Seasonal nature of activities.
All the Company's activities are not of seasonal nature.
Future liabilities of the issuer – the issuer has no obligations that can affect essentially its activity.

Competitive environment.
At present competitive environment in the Krasnodar Territory is represented by numerous independent telecom operators following their own price and operating policy. 206 telecom operators have licenses for rendering telecom services in the Krasnodar Territory. In the sphere of traditional telephony the equipped capacity of alternative telecom operators and PJSC "UTK" has the ratio of 6.5% to 93.5%.
At present there are over 15 Internet providers in the Krasnodar Territory. "UTK" PJSC's market share is little more than 60%. This fact proves the decrease of the Company's monopoly share in providing new telecom services. Alternative operators are noted for aggressive marketing policy, active advertising campaigns, mobility of tariffs.
We also have high level of competition in the sphere of providing wireless access to communication network. "UTK" PJSC's shares are 5% in paging service, 80% in

PD wireless access service and 22 % in station wireless access of traditional telephony.
It should be noted that market of new telecom services still remains unoccupied.

Risk factors (for shareholders):

Economic risks:
1. Low tariffs of principal services
2. High cost of digital equipment
3. Risk of devaluation of the Russian ruble regarding world main currencies
4. Physical and moral depreciation of equipment owned by "UTK" PJSC
5. High level of competition (active growth of proceeds and volume of telecom services provided by alternative telecom operators in the Krasnodar Territory)
6. Economic risks inherent in the Russian Federation including high level of macroeconomic instability in the Russian Federation; possibility of changes in the legislation of the Russian Federation that may result in decreasing "UTK" PJSC's profits or increasing taxation of securities profit.

Social risks:
At present the collective agreement among the Company's management and the employees acts as an instrument of solving social problems on the systematic basis. Longstanding business relations with trade unions allow to settle current social questions by compromise. Salaries and social securities of the Company's employees are the highest in the Southern Federal District. Risk of strikes as a form of social protest and a method of adjusting labor controversies is minimum in the near-term outlook.

Technical risks:
Physical depreciation of certain equipment lowers the quality of the provided services, most obsolete equipment is unable to provide new telecom services.

Ecological risks – none.

Plans of the issuer's future activity:

Long-term strategic trends are:
- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS), introduction of new technologies: ISDN, IP-telephony, ATM, xLSL,
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability.
- active tariff policy.
- pressing advertising policy
- hard control of expenditures' volume.

At present the Company created a network of common paging system which is capable of being merged into paging systems of Russia.

34. Investment declaration. Description of the issuer's activities.
Submitted only by investment funds

35. Plans of the issuer's future activities.

Plans of future activities.

Long-term strategic directions:
- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS), introduction of new technologies: ISDN, IP-telephony, ATM, xLSL,
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability.
- active tariff policy.
- pressing advertising policy
- hard control of expenditures' volume.

At present the Company created a network of common paging system which is capable of being merged into paging systems of Russia.

36. Information about the issuer's authorized capital.
The issuer's authorized capital rate (RUR): ***506 142 862.5***

The authorized capital lay-out according to the shares' categories:
Common shares:
Total amount(RUR): ***379 606 697.25***
Share in authorized capital: ***74.999911 %***
Preference shares:
Total amount (RUR): ***126 536 165.25***
Share in the authorized capital: ***25.000089 %***

37. Information about the state (municipal institution's) share in the issuer's authorized capital.
The authorized capital's share which is the state (municipal) property:
Type of property: ***federal***
Share: ***0,0007%***
Share holding agent: ***State property fund of the Krasnodar Territory***

The issuer's share holding fixed as state (municipal) property:

no such share

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal institutions to participate in the issuer's management ("golden share"):
not provided

38. Information about the issuer's declared shares.
38.1
Category: ***common***
Form: ***registered, non-documentary***
Full name of declared shares' category/type: ***common registered non-documentary***
Nominal value(RUR): ***35.97***
Number: ***1 200 000***
Total value (RUR): ***43 164 000***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

38.2
Category: ***preference***
Type;
Form: ***registered, non-documentary***
Full name of declared shares' category/type: ***preference registered non-documentary***
Nominal value(RUR): ***35.97***
Number: ***300 000***
Total value (RUR): ***10 791 000***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

39. The issuer's essential agreements and obligations:
None

40. The issuer's obligations on the emission of shares and securities that can be converted into shares:
no such obligations

41. Information about the sanctions imposed on the issuer, its participation in court hearings and examinations:

Date of the sanction's application:***19.11.1998***
Institution that imposed the sanction: ***state fiscal inspection of Pavlovskaya region***
Cause of sanction: ***non-inclusion of taxable sums into the natural persons' total revenue.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***16***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***

Cause of sanction: ***wrong calculation of taxable yearly sales in 1996 (VAT charge). Underdeclaration of credit turnover.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***5 612.53***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of highway users' tax.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***1 276.82***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of tax on maintenance of housing resources and social & cultural objects .***
Form of sanction: ***penalty***
Size of sanction(RUR): ***794.43***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***12.08.1999***
Institution that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***
Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***470 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***18.07.2000***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***20.01.2001***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

During the period under review there was no court examination that could essentially affect the issuer's activity .

During the period under review there were no inspections of the issuer's activities.

42. Important facts (events, actions) that took place during thereported period.

No such facts.

43. Information about reorganizations of the issuer and its subordinate & affiliated establishments.

The Board of Directors approved the resolution on the beginning of the Company reorganization in form of incorporating several telecom operators of the Southern Federal District.

In item 18.1.3. read next:
The shareholder's charter capital share: 25%-2

In item 24.1.2. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.2.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.3.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.4.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.5.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.6.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 24.7.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

44. Additional essential information about the issuer.

Additional essential information on the issuer for the reported period doesn't exist.

B. Information on the issuer's economic and financial activity

45. Annual accounts for the last three financial years

Not presented.

46. The issuer's accounts for the quarter under review

See Appendix

47. Events resulting in increasing or decreasing the issuer's asset value in the reported quarter by more than 10 %.
Such events didn't take place.

The issuer's assets value at the date of ending of the quarter preceding the reported one: ***3 528 163 000 rubles***
The issuer's assets value at the date of ending of the reported quarter: ***3 754 038 000 rubles***

48. Events resulting in increasing the issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Such events didn't take place.

The issuer's net profits (losses) value for the quarter preceding the reported one: ***91 597 000 rubles***

The issuer's net profits (losses) value for the reported quarter: ***155 420 000 rubles***

49. Information about the formation and usage of reserve and other special funds of the issuer.

Size of reserve fund at the end of the reported quarter (thousand rubles): 47260
Volume of receipts into the reserve fund in the reported quarter (thousand rubles): 0
Volume of means used from the reserve fund in the reported quarter (thousand rubles): 0

Name (purpose) of the special fund: SOCIAL SPHERE FUND
Amount of the fund at the end of the reported quarter (RUR thousand): 63 881
Volume of receipts into the fund in the reported period (RUR): 0
Volume of means used from the fund in the reported period (RUR): 0

50. **The issuer's contracts in the reported quarter exceeding 10 % of the issuer's assets at the end of the quarter, preceding the reported one.**
Such contracts didn't take place

51. **Information about the directions of usage of cash resources resulting from registration of issued securities.**
There/s no such directions of the means' usage in the reported quarter.

52. **Borrowing current assets received by the issuer and its branches during the quarter under review.**
Information about the amount of borrowing current assets received by the issuer as at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period(RUR)
Long-term credits of banks	170 000 000	10 000 000	-	180 000 000
Including not repaid in time	-	-	-	-
Other long-term loans	17 707 000	-	1 224 000	16 483 000
Including not repaid in time	-	-		
Short-term credits of banks	91 909000	17 546 000	-	109 455 000
Including not repaid in time				
Bank credits for the employees				
Including not repaid in time				
Other short-time loans				
Including not repaid in time				

53. **Accounts receivable and payable of the issuer and its branches during the reported quarter.**
Information about the amount of the issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term	151 061 000	1 089 884 000	1 068 997	171 948
Including overdue	44 575 000			42 022 000
Including overdue for more than 3 months	24 962 000			22 489 000

Including on:				
Long-term	1 901 000			1 865 000
Including overdue	1 302 000			1 264 000
Including overdue for more than 3 months	1 302 000			1 264 000
2)Accounts payable:				
Short-term	282 261 000	2 149 768 000	2 083 751 000	348 279 000
Including overdue	18 267 000	2 483 000	13 788 000	6 962 000
Including overdue for more than 3 months	18 207 000	947 000	15 430 000	3 724 000
Including on:				
Long-term	243 738 000	174 071 000	65 438 000	352 371 000
Including overdue	3 658 000	141 000	141 000	3 658 000
Including overdue for more than 3 months	3 658 000	141 000	141 000	3 658 000
Including on:				
Securities:				
Received				
Including from third persons				
Including on:				
Securities:				
given				
Including to third persons				
Including on:				
3) Bill circulation:				
Given bills				
Including overdue				
Including on:				
Received bills				
Including overdue				
Including on:				

54. The issuer's financial investments.

Information about the issuer's financial investments as at the end of the eported period:

Description	**Investments rate as at the end of the reported quarter(RUR)**		
	Short-term (up to 1 year)	**Long-term (above 1 year)**	**Total**
Investments into government securities of the Russian Federation	-	-	-

Investments into government securities of the subjects of the Russian Federation	-	-	-
Investments into securities of the institutions of local governing	-	-	-
Investments into shares of other companies	-	307 792 000	307 792 000
Investments into bonds and other debentures	-	-	-
Other granted loans	-	-	-
Investments into the issuer's branch establishments		526 000	526 000
Investments into the issuer's subordinate companies	-		

Financial investments into companies wound out of business according to statutory order in the Russian Federation

Name of the company	Date of winding - up	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Financial investments into companies declared bankrupt according to statutory order in the Russian Federation

Name of the company	Date of winding-up	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Total issuer's assets rate as at the end of the reported quarter (RUR)	**3 754 038 000**

Financial investments in the companies exceeding 10 % of the issuer's assets as at the date of ending of the reported quarter

Name of the company	Amount of investments (RUR)	Share in assets
	-	0 %
Total	-	0 %

55. Other important information about the issuer's economic and financial activity: ***none***

B Information about the issuer's securities

56. Information about the issuer's shares.

Number of issue: ***1***
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***298 310***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
None

Market information about the issued shares:
None

Additional important information about the issued shares:
None

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***

Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
None
Market information about the issued shares:
None

Additional important information about the issued shares:
None

Number of issue: *2*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration:*31.03.1995*
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
None

Market information about the issued shares:
Off-board share market
Non-commercial partnership "Trade system RTS"

Additional important information about the issued shares:
none

Number of issue: *2*
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35 970 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration: ***22.04.1997***
Registration number: ***18-1-1807***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***

Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration: ***24.10.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market
Non-commercial partnership " Trade System RTS"
Included in MMVB listing out of roll

Additional important information about the issued shares:
none

Number of issue: ***3***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35. 97***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration: ***22.04.1997***
Registration number: ***18-1-1808***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration: ***24.10.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market

Non-commercial partnership " Trade System RTS"
Included into MMVB listing out of roll
Additional important information about the issued shares:
none

57. Information about the issuer's bonds.
Issue of bonds didn't take place

D. Other information about the issuer's securities.

58,59,60. The issuer's shareholders' rights. The issuer's share dividends .
58.1
Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***common nominal non-documentary***
Rights of a shareholder of this category: ***The Company's ordinary shareholders can participate in a General shareholders' meeting with voting authority on all questions within its terms of reference, they also have the right to get dividends, and in case of the Company's liquidation– to get a part of its property.***

Dividends for shares of this category (type):
Period : ***1995 , IV quarter***
One share dividend (RUR) : ***0,171***
Total amount of dividends for shares of this type (category) (RUR) : ***1 812 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
1 812 000

Period : ***1996, IV quarter***
One share dividend (RUR) : ***0,53***
Total amount of dividends for shares of this type (category) (RUR) : ***5 593 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
5 593 000

Period : ***1997, IV quarter***
One share dividend (RUR) : ***0,935***
Total amount of dividends for shares of this type (category) (RUR) : ***9 867 452.4***
Total amount of dividends actually paid for shares of this category (type) (RUR):
9 867 452,4

Period : ***1998, IV quarter***
One share dividend (RUR) : ***0,6***
Total amount of dividends for shares of this type (category) (RUR) : ***6 332 055***
Total amount of dividends actually paid for shares of this category (type) (RUR):
6 332 055

Period : ***1999, IV quarter***

One share dividend (RUR) : ***1,94***
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***20 473 664***

Size of dividend , date of payment of which does not start (RUR): ***0***

58.2
Category of shares: ***preference***
Type of shares : ***A***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***preference nominal non-documentary***
Rights of a shareholder of this category (type): ***The Company's preference shareholders can participate in a general shareholders' meeting with voting authority on questions about the Company's reorganization and liquidation. The preference shareholders have the voting authority at the general shareholders' meeting on the questions dealing with amendments and changes in the Company's Charter , limiting the rights of the shareholders of this type of actions, including definition or increasing of the dividend size and (or) definition or increasing of liquidation value, paid for preference shares of preceding succession, and also giving priority in order of dividend payments and (or) shares' liquidation value to shareholders' of preference shares of other type.***

Preference shareholders have the right to receive the shares' nominal value if the Company is liquidated.

Dividends for shares of this category (type):
Period : ***1995, IV quarter***
One share dividend (RUR) :***2,575***
Total amount of dividends for shares of this type (category) (RUR) : ***9 060 000***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***9 060 000***

Period : ***1996, IV quarter***
One share dividend (RUR) :***5,299***
Total amount of dividends for shares of this type (category) (RUR) : ***18 644 000***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***18 644 000***

Period : ***1997, IV quarter***
One share dividend (RUR) :***7,012***
Total amount of dividends for shares of this type (category) (RUR) : ***24 666 989***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***24 666 989***

Period : ***1998, IV quarter***
One share dividend (RUR) :***3***
Total amount of dividends for shares of this type (category) (RUR) :***10 553 475***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***10 553 475***

Period : ***1999, IV quarter***
One share dividend (RUR) : ***8,32***
Total amount of dividends for shares of this type (category) (RUR) :***29 268 304***
Total amount of dividends actually paid for shares of this category (type) (RUR):
29 268 304

Size of dividend , date of payment of which does not start (RUR):***0***

61. Limitations in the securities' circulation.
See items 56 and 57

62. Other important information about the issuer's securities.
At the annual general shareholders' meeting of "Kubanelectrosvyaz" PJSC held on June,2 1998, changes were made in the Company's Charter because of denomination, the Company's authorized capital amounts to 506 142 862.5 rubles. Nominal value of a share is 35 rubles 97 kopecks. Besides, at this meeting number of declared (authorized) shares was increased up to 1 200 000 ordinary and 300 000 preference shares.
In item 18.1.3. read next:
"25%-2 shares" instead of "25%"

APPENDIX

Accounting records for the first half of the year 2001

ACCOUNTING POLICY

"Kubanelectrosvyaz" PJSC , the year of 2001

ACCOUNTING POLICY

1. ***Activity accounting in the Company is maintained by accounts department headed by chief accountant.***
2. ***Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal & order form.***
3. ***While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.***
4. ***Sales proceeds are determined after execution of work (services) and presenting pay-documents to a customer.***
5. ***Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.***
   To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:
   - ***cable lines supported on poles or built on buildings' walls:***
     with metal casing (code 30018)
     with plastic casing (code 30019)
   - ***communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).***

Depreciation of intangible assets are made according to standards determined by the company according to the specified time of their effective serviceability. This time of effective usage is determined since the moment of registration of intangible assets.

If it is impossible to determine time of effective usage of some intangible assets, then standards of depreciation are specified on the basis of ten years (but not more than the period of the company's validity).

7. Fixed and intangible assets' accounting must be carried out in sums rounded to whole rubles.

Resulting differences in sums must be written off regarding financial result ,not decreasing the taxable profit.

8. Current assets include objects having value no more than 100-multiple size of monthly wage floor at the date of acquisition.

9. Value of operational means of labor and articles of little value is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness. For kindergarten, rest hotel and resort center– by means of depreciation accounting at the rate of 100% when putting into operation means of labor and articles mentioned above.

10. Articles of little value, no more than one-twentieth of the specified limit for one article, are paid off when putting into operation.

11. *To ensure the accounting data adequacy, the inventory of property and financial obligations must be taken before making up annual balance sheet. Inventory of fixed assets is taken once in three years.*
12. *Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to their actual cost.*
13. *Unfinished production is indicated in balance sheet according to actual cost of work performed.*
14. *Basic assets and other property can be soldto the company's employees at the price by 1 % higher than its actual cost.*
15. *The company's representation expenses are to be included into the prime cost of production (works, services) within the legal standards and regulations, and when there are no such standards, some of the representation expenses can be paid at the expense of the company's profit.*
16. *Total amount of expenses for personnel training, included into the prime cost of production (works, services), must not exceed 2 % of labor costs includd into the prime cost.*
17. *To distribute evenly forthcoming costs among the production costs of the period under review the reserve for basic assets' repairs can be created.*
18. *Expenses, made in the reported period but related to next periods under review, are presented in balance accounting as expenses of future periods and are referred to costs of the period they are related to.*
19. *On the basis of the results of the accounts' receivable inventory , made at the end of the reported year, reserve fund of bad debts for account with other companies is created with assignment of the reserve sums to the results of economic activities.*
20. *Differences due to rate of exchange are included once only into the company's income or losses at the end of the reported year in the form of balance.*
21. *Full actual cost of production (works, services) is calculated at the company. Costs, included in account 26 "General total costs" are debited to accounts 20 " Major production" and 23 "Auxiliary production".*
22. *Indirect costs are distributed among the objects of calculation according to workers' wage rate.*
23. *Current and capital outlays, made at the expense of the company's profit, are accounted at the expense of undivided profit of the previous year formed at the account 88 "Undivided profit (outstanding losses)".*
    Expenditures not provided with adequate sources must not be made.
24. *Assessments to budget at the expense of the company's profit including penalties for breach of fiscal legislation are considered at the account 81 "Use of profits".*
25. *Accounting period for charge of proceeds of services is considered to be a month from day 25 to day 25*

BALANCE SHEET

As at June,30 2001
Company: **"Southern Telecommunications Company" PJSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	6 500	6 019
patents, licenses, trade marks and other similar rights and assets	111	266	43
establishment expenses	112		
business rating	113		
Fixed assets (01,02,03)	120	2 561 414	2 747 437
land and natural resources	121		
buildings, facilities, machines and equipment	122	1 949 986	1 949 302
Unfinished construction (07,08,61)	130	235 931	317 445
Profitable investments in material values (03)	135		
Property for subleasing	136		
Property for rent	137		
Long-term financial investments (06, 82)	140	275 642	310 895
investments into branch establishments	141	273 497	304749
investments into dependant companies	142	332	332
investments into other companies	143	1 813	2 804
loans granted to companies with term over 12 months	144		3000
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	3 079 487	3 381 796
2. CURRENT ASSETS			
Inventories and expenses	210	117 348	144 057
raw materials, materials and other similar items (10,15, 16)	211	101 667	124 798
cattle (11)	212	3	1
Expenses in unfinished production(20,21,23,29,30,36,44)	213	12	-
finished products and merchandise(16, 40,41)	214	7 521	6 392
dispatched goods (45)	215		
deferred expenses (31)	216	8 145	12 866
other inventories and expenses	217		
VAT on acquired valuables (19)	220	38 163	39 616
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	1 901	1 865
buyers and customers(62,76,82)	231		
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		
Other receivables	235	1 901	1 865

Accounts receivable(with payments expected within 12 months since reporting date)	240	151 061	171 947
buyers and customers(62,76,82)	241	106 848	119 613
notes receivable(62)	242		
branch establishments and dependant companies (78)	243		16 526
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	991	1 541
other receivables	246	43 222	34 267
Short-term financial investments (56,58,82)	250		
investments into dependant companies	251		
bought out own shares	252		
other short-term financial investments	253		
Cash resources	260	16 474	14 757
cash (50)	261	1 639	1 622
settlement accounts (51)	262	9 782	5 563
currency accounts (52)	263	203	207
Other cash resources (55,56,57)	264	4 850	7 365
Other current assets	270		
TOTAL for section 2	290	324 947	372 242
BALANCE (sum of the lines 190+290)	399	2 404 434	3 754 038

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	2	3	4
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	1 410 241	1 410 241
Reserve capital (86)	430	47 260	47 260
mandatory reserve funds	431	47 260	47 260
reserve fund required by constituent documents	432		
Social funds (88)	440	63 881	63 881
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	421 903	421 903
Uncovered losses of the past years(88)	465		
Retained profit of the reported year (88)	470		155 420
Uncovered losses of the reported year (88)	475		
TOTAL for section 4	490	2 449 428	2 604 848
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	187 707	196 483
long-term bank credits	511	170 000	180 000
other long-term loans	512	17 707	16 483
Other long-term liabilities	520	243 738	352 371
TOTAL for section 5	590	431 445	548 854
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	91 909	109 455
bank credits	611	91 909	109 455
other loans	612		
Accounts payable	620	282 261	348 279
suppliers and contractors (60,76)	621	107 055	161 367
notes payable(60)	622		
debt to branch establishments and dependant companies (78)	623		18 240
wages to employees(70)	624	34 237	27 296

social insurance (69)	625	18 456	13 881
debt to budget (68)	626	55 093	47 658
advance payments(64)	627	53 910	65 222
other payables	628	13 510	14 615
Dividend settlements (75)	630	99 300	73 265
Deferred income (83)	640	50 091	64 689
Provision for future expenses and payments(89)	650		4 648
Other short-term liabilities	660		
TOTAL for section 6	690	523 561	600 336
BALANCE (sum of the lines 490+590+690)	700	3 404 434	3 754 038

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	12 625	26 284
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	35	560
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	13 190	
Liabilities and payments' securities received (008)	950		
Liabilities and payments' securities given (008)	960	829 304	818 818
Depreciation of housing stock (014)	970	173	173
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980		
Forms of strict recording	990	6 956	

PROFIT AND LOSS STATEMENT

As at June,30 2001
Company: **"Southern Telecommunications Company" PJSC**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the similar period of the previous year**
1	2	3	4
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	1 143 758	990
Including from communication services	11	1 093 038	841 853
Cost price of goods , services sold	20	862 655	725 413
Including from communication services	21	815 355	627 180
Gross profit	29	281 103	233 234
Commercial expenses	30		1 774
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	281 103	231 460
2. Operating profits and losses			
Interest income	60	2	5
Interest expenses	70	22 571	10 003
Income from participation in other enterprises	80	6 756	
Other operating income	90	46 392	18 677
Other operating expenses	100	69 482	37 042
3. Non-sales profits and losses			
non-sales income	120	9 196	18 049
non-sales expenses	130	42 485	32 914
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	208 911	188 232
Profit tax and other similar obligatory payments	150	52 900	39 594
Profit (loss) from usual activity	160	156 011	148 638
4. Extraordinary profits and losses			
Extraordinary profits	170		
Emergency losses	180	591	1 454
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	155 420	147 184

Other information about accounting reports for the first half of the year 2000

none